      As filed with the Securities and Exchange Commission on July 14, 2003

                   Registration Nos. 333-102575 and 811-04844

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
      Pre-Effective Amendment No. 1                                          / /
      Post-Effective Amendment No.__                                         / /

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
      Amendment No. 33                                                       /X/

                        (Check appropriate box or boxes)

             Separate Account I of Integrity Life Insurance Company
                           (Exact Name of Registrant)

                        Integrity Life Insurance Company
                               (Name of Depositor)

                  515 West Market Street, Louisville, KY 40202
         (Address of Depositor's Principal Executive Offices) (Zip Code)
        Depositor's Telephone Number, including Area Code (502) 582-7900

                             G. Stephen Wastek, Esq.
                        Integrity Life Insurance Company
                             515 West Market Street
                           Louisville, Kentucky 40202
                     (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:
      As soon after the effective date of this Registration Statement as is practicable.

Title of Securities Registered:
      Individual Deferred Variable Annuity Contracts

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS


                                  PINNACLEPLUS


                        FLEXIBLE PREMIUM VARIABLE ANNUITY
                   issued by INTEGRITY LIFE INSURANCE COMPANY

This prospectus describes flexible premium variable annuity contracts offered to individuals and to groups by Integrity Life Insurance Company, a subsidiary of The Western and Southern Life Insurance Company (W&S). The contracts (collectively, a CONTRACT) provide several types of benefits, some of which have tax-favored status under the Internal Revenue Code of 1986, as amended. Separate Account I funds the variable annuity contract. You may allocate contributions to various available investment divisions of the Separate Account, called Variable Account Options, or to our Fixed Accounts, or both. The Variable Account Options and Fixed Accounts are together referred to as INVESTMENT OPTIONS.


Your contributions to the Variable Account Options of Separate Account I are invested in shares of the Portfolios of the following mutual funds:

FIDELITY VIP FUNDS
Fidelity VIP Asset Manager
Fidelity VIP Asset Manager: Growth
Fidelity VIP Balanced
Fidelity VIP Contrafund
Fidelity VIP Equity-Income
Fidelity VIP Growth
Fidelity VIP Growth & Income
Fidelity VIP Growth Opportunities
Fidelity VIP High Income
Fidelity VIP Index 500
Fidelity VIP Investment Grade Bond
Fidelity VIP Mid-Cap
Fidelity VIP Overseas

FRANKLIN TEMPLETON VIP TRUST
Franklin Growth and Income Securities
Franklin Income Securities
Franklin Large Cap Growth Securities
Mutual Shares Securities
Templeton Foreign Securities
Templeton Growth Securities

JANUS ASPEN SERIES
Janus Aspen Series Growth
Janus Aspen Series International Growth
Janus Aspen Series Mid Cap Growth
Janus Aspen Series Worldwide Growth

J.P. MORGAN SERIES TRUST II
J.P. Morgan Bond
J.P. Morgan International Opportunities
J.P. Morgan Mid Cap Value

SCUDDER VIT FUNDS
Scudder EAFE Equity Index Fund
Scudder Equity 500 Index Fund
Scudder Small Cap Index Fund

MFS FUNDS
MFS Capital Opportunities
MFS Emerging Growth
MFS Investors Growth Stock
MFS Investors Trust
MFS Mid Cap Growth
MFS New Discovery
MFS Research
MFS Total Return

PUTNAM FUNDS
Putnam VT Discovery Growth Fund
Putnam VT The George Putnam Fund of Boston
Putnam VT Growth and Income Fund
Putnam VT International Equity Fund
Putnam VT New Opportunities Fund
Putnam VT Small Cap Value Fund
Putnam VT Voyager Fund

TOUCHSTONE VARIABLE SERIES TRUST
Touchstone Balanced Fund
Touchstone Baron Small Cap Fund
Touchstone Core Bond Fund
Touchstone Emerging Growth Fund
Touchstone Enhanced 30 Fund
Touchstone Growth & Income Fund
Touchstone High Yield Fund
Touchstone Large Cap Growth Fund
Touchstone Money Market Fund
Touchstone Third Avenue Value Fund
Touchstone Value Plus Fund

VAN KAMPEN PORTFOLIOS
Van Kampen LIT Comstock
Van Kampen LIT Emerging Growth
Van Kampen UIF Emerging Markets Debt
Van Kampen UIF Emerging Markets Equity
Van Kampen UIF U.S. Real Estate

We also offer Quarterly Rate Option (QRO) and Systematic Transfer Options
(STOs), together referred to as FIXED ACCOUNTS. The money you put into a QRO earns a fixed interest rate that we declare on a quarterly basis. Withdrawal charges, an annual administrative charge, and recapture of the Credit Plus may apply and may invade principal. Your allocation to the STO earns a fixed interest rate that we declare each calendar quarter. You must transfer all contributions you make to the six-month STO into other Investment Options within six months and transfer all contributions you make to the twelve-month STO within one year of contribution. This is done on a monthly or quarterly basis.


This prospectus contains information about the contract that you should know before investing. You should read this prospectus and any supplements, and retain them for future reference. This prospectus isn't valid unless provided with the current Portfolio prospectuses, which you should also read.


This annuity contains the Credit Plus feature and because of that, it has higher mortality and expense charges and a longer surrender charge schedule than a similar annuity without the Credit Plus feature. Integrity intends to make a profit from the charges associated with the Credit Plus feature. Integrity uses a portion of the surrender charges and mortality and expense risk charges to recover the cost of providing the Credit Plus feature. These charges can be greater than the amount of the credit enhancement added to the contract.


For further information and assistance, contact our Administrative Office at Integrity Life Insurance Company, P.O. Box 740074, Louisville, Kentucky 40201-0074. Our express mail address is Integrity Life Insurance Company, 515 West Market Street, Louisville, Kentucky 40202-3319. You may also call us at 1-800-325-8583.


Registration statements relating to the contract, which include a Statement of Additional Information (SAI) dated July 15, 2003, have been filed with the Securities and Exchange Commission. The SAI is incorporated by reference into this prospectus. A free copy of the SAI is available by writing to or calling our Administrative Office.


THE CONTRACT IS NOT A DEPOSIT OR OTHER OBLIGATION OF, OR GUARANTEED BY, ANY BANK, NOR IS IT INSURED BY THE FDIC. IT IS SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THE CONTRACT OR PASSED ON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


You can review and copy information about the contract at the SEC's Public Reference Room in Washington, D.C. For hours of operation of the Public Reference Room, please call 1-800-SEC-0330. You may also obtain information about the contract on the SEC's Internet site at http://www.sec.gov. Copies of that information are also available, after paying a duplicating fee, by electronic request to publicinfo@sec.gov by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.


The date of this prospectus is July 15, 2003.

                                TABLE OF CONTENTS


                                                                                           PAGE
SECTION 1 - SUMMARY
Your Variable Annuity Contract                                                              6
Your Benefits                                                                               6
How Your Contract is Taxed                                                                  6
Your Contributions                                                                          6
Your Investment Options                                                                     6
Variable Account Options                                                                    6
Account Value and Cash Value                                                                7
Transfers                                                                                   7
Charges and Fees                                                                            7
Withdrawals                                                                                 7
Credit Plus                                                                                 7
Your Initial Right to Revoke                                                                7
Risk/Return Summary: Investments and Risks                                                  8
Table of Annual Fees and Expenses                                                           9
Examples                                                                                   11

SECTION 2 - INTEGRITY AND THE SEPARATE ACCOUNT
Integrity Life Insurance Company                                                           12
The Separate Account and the Variable Account Options                                      12
Assets of Our Separate Account                                                             12
Changes In How We Operate                                                                  12

SECTION 3 - YOUR INVESTMENT OPTIONS
Investment Options                                                                         13
Quarterly Rate Option                                                                      23
Systematic Transfer Option                                                                 23

SECTION 4 - DEDUCTIONS AND CHARGES
Separate Account Charges                                                                   23
Annual Administrative Charge                                                               24
Portfolio Charges                                                                          24
Reduction or Elimination of Separate Account or Administrative Charges                     24
State Premium Tax Deduction                                                                24
Contingent Withdrawal Charge                                                               24
Recapture of Credit Plus                                                                   25
Reduction or Elimination of the Contingent Withdrawal Charge                               26
Transfer Charge                                                                            26
Hardship Waiver                                                                            26
Tax Reserve                                                                                26

SECTION 5 - TERMS OF YOUR VARIABLE ANNUITY
Contributions Under Your Contract                                                          26
Your Account Value                                                                         27
Units in Our Separate Account                                                              27
How We Determine Unit Value                                                                27
Transfers                                                                                  28
Excessive Trading                                                                          28
Specific Notice Regarding the use of this Annuity for Market Timing of Investments         29
Withdrawals                                                                                29
Assignments                                                                                30
Annuity Benefits                                                                           30
Annuities                                                                                  30
Fixed Annuity Payments                                                                     30

Timing of Payment                                                                          31
Credit Plus                                                                                31
Standard Death Benefit                                                                     31
How You Make Requests and Give Instructions                                                32

SECTION 6 - OPTIONAL CONTRACT FEATURES
Optional Death Benefit                                                                     33
Enhanced Earnings Benefit                                                                  33

SECTION 7 - VOTING RIGHTS
Portfolio Voting Rights                                                                    34
How We Determine Your Voting Shares                                                        34
How Portfolio Shares Are Voted                                                             34
Separate Account Voting Rights                                                             35

SECTION 8 - TAX ASPECTS OF THE CONTRACT
Introduction                                                                               35
Your Contract is an Annuity                                                                35
Taxation of Annuities Generally                                                            35
Distribution-at-Death Rules                                                                36
Spousal Continuation                                                                       36
Diversification Standards                                                                  37
Tax-Favored Retirement Programs                                                            37
Inherited IRAs                                                                             37
Annuities in Qualified Plans                                                               38
Federal and State Income Tax Withholding                                                   38
Impact of Taxes on Integrity                                                               38
Transfers Among Investment Options                                                         38

SECTION 9 - ADDITIONAL INFORMATION
Systematic Withdrawals                                                                     38
Income Plus Withdrawal Program                                                             39
Dollar Cost Averaging                                                                      39
Systematic Transfer Program                                                                39
Customized Asset Rebalancing                                                               40
Systematic Contributions                                                                   40
Legal Proceedings                                                                          40
Table of Contents of Statement of Additional Information                                   40

APPENDIX A - FINANCIAL INFORMATION FOR THE SEPARATE ACCOUNT                                41
APPENDIX B - ENHANCED EARNINGS BENEFIT CALCULATION EXAMPLES                                42


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

                                    GLOSSARY

ACCOUNT VALUE - the value of your contract, which consists of the values of your Fixed Accounts and Variable Account Options added together.

ANNUITANT - the person upon whose life an annuity benefit and death benefit are based.

BUSINESS DAY - any day that the New York Stock Exchange is open.


CASH VALUE - your Account Value, reduced by any withdrawal charges, Credit Plus recapture if applicable and/or any pro rata annual administrative charges that may apply.





FIXED ACCOUNTS - Quarterly Rate Option and the Systematic Transfer Option.

GAIN - Account Value less Net Premiums.


GUARANTEED INTEREST RATE - a fixed annual effective interest rate that we declare quarterly for the QRO and STO Accounts. Such rate shall remain in effect until the next calendar quarter, at which time we may declare a new rate.

MINIMUM INTEREST RATE - The minimum interest rate, declared in the contract, we will credit your Fixed Accounts.


NET PREMIUMS - Total Customer Contributions less any withdrawals or loans.


RETIREMENT DATE - the date you elect annuity payments to begin. The Retirement Date can't be later than your 100th birthday, or earlier if required by law.


STO - Systematic Transfer Option - our STO provides a guaranteed interest rate; contributions to the STO must be transferred into other Investment Options within either six months or one year of your STO contribution.

TOTAL CUSTOMER CONTRIBUTIONS - The sum of all premiums contributed by the policyholder.

UNIT - a measure of your ownership interest in a Variable Account Option.

UNIT VALUE - the value of each unit calculated on any Business Day.

VARIABLE ACCOUNT OPTIONS - the various investment options available to you under the contract.

SECTION I - SUMMARY

YOUR VARIABLE ANNUITY CONTRACT

When this prospectus uses the terms "we," "our" and "us," it means Integrity Life Insurance Company (INTEGRITY). When it uses the terms "you" and "your" it means the Annuitant, who is the person upon whose life the annuity benefit and the death benefit are based. That person is usually the owner of the contract. If the Annuitant doesn't own the contract, the owner has all the rights under the contract until annuity payments begin. If there are joint owners, they share the contract rights and any changes or transactions must be signed by both of them. The death of the first joint owner will determine the timing of distribution.


If you want to invest for retirement by buying an PINNACLEPLUS Variable Annuity, complete a Customer Profile form (unless your state requires an application) and send it to us along with at least the minimum initial contribution. Because the premium is flexible, additional contributions can be any amount you choose, as long as they are above the minimum required contribution discussed below and below the maximum contribution limits.


YOUR BENEFITS

Your contract has an Account Value, an annuity benefit and a death benefit. These benefits are described in more detail below.

Your benefits under the annuity contract may be controlled by the usual tax rules for annuities, including deferral of taxes on your investment growth until you actually make a withdrawal. You should read Section 8, "Tax Aspects of the Contract" for more information, and possibly consult a tax adviser. The contract can also provide your benefits under tax-favored retirement programs, which may be subject to special eligibility and contribution rules.

HOW YOUR CONTRACT IS TAXED

Under the current tax laws, any increases in the value of your contributions won't be considered part of your taxable income until you make a withdrawal. However, most of the withdrawals you make before you are 59 1/2 years old are subject to a 10% federal tax penalty on the taxable portion of the amounts withdrawn.

YOUR CONTRIBUTIONS

The minimum initial contribution is $20,000. Additional contributions can be as little as $100. Some tax-favored retirement plans allow smaller contributions. For more details on contribution requirements, see Section 5, "Contributions Under Your Contract."

YOUR INVESTMENT OPTIONS


You may have your contributions placed in the Variable Account Options or in the Fixed Accounts, or place part of your contributions in each of them. The Variable Account Options and Fixed Accounts are together referred to as the INVESTMENT OPTIONS. See "Contributions Under Your Contract" in Section 5. To select Investment Options most suitable for you, see Section 3, "Your Investment Options."


VARIABLE ACCOUNT OPTIONS

Each of the Variable Account Options invests in shares of an investment portfolio of a mutual fund or a UIT. Each investment portfolio is referred to as a PORTFOLIO. The investment goals of each Variable Account Option are the same as the Portfolio in which it's invested. For example, if your investment goal is to save money for retirement, you might choose a GROWTH oriented Variable Account Option, which invests in a GROWTH Portfolio. Your value in a Variable Account Option will vary with the performance of the corresponding Portfolio. For a full description of each Portfolio, see that Portfolio's prospectus and Statement of Additional Information.

ACCOUNT VALUE AND CASH VALUE

Your Account Value consists of the values of your Fixed Accounts and Variable Account Options added together. If the Account Value goes below $1,000 we reserve the right to terminate the contract and surrender the policy for the Cash Value. We will notify the owner in advance and the owner will be given at least sixty (60) days in which to make additional contributions.

TRANSFERS

You may transfer all or any part of your Account Value among the Investment Options, although there are some restrictions that apply. You can find these under "Transfers" in Section 5. Any transfer must be for at least $250 and may be arranged through our telephone transfer service. Transfers may also be made among certain Investment Options under the following special programs: (i) Dollar Cost Averaging, (ii) Customized Asset Rebalancing, or (iii) transfer of your STO contributions. All of these programs are discussed in Section 9. If you make more than twelve transfers between your Investment Options in one contract year, your account can be charged up to $20 for each transfer.

CHARGES AND FEES


An annual administrative expense charge of $40 is deducted from your Account. This charge will be waived if your Account Value is over $75,000. A daily charge equal to an annual fee of 1.67% is deducted from the Account Value of each of your Variable Account Options to cover mortality and expense risks and certain administrative expenses. In the 10th contract year, this fee will be reduced to 1.15%. The charges will never be greater than this unless you select an optional contract feature. For more information about these charges, see the Table of Fees and Expenses and Section 4, "Deductions and Charges."


WITHDRAWALS

You may make withdrawals as often as you wish. Each withdrawal must be for at least $300. You may withdraw up to 10% of your Account Value each contract year with no withdrawal charges. After the first 10% within a contract year, there will be a charge for any withdrawals you make, based upon the length of time your money has been in your account. See Section 4, "Contingent Withdrawal Charge" and Section 5, "Withdrawals."


CREDIT PLUS

This annuity automatically provides the Credit Plus feature. When you purchase this annuity, an amount equal to 5% of your premium will be credited to your Account Value. Under certain circumstances, this amount may be recaptured by the company. Please see Section 4 "Recapture of Credit Plus" and Section 5 "Credit Plus" for details.


YOUR INITIAL RIGHT TO REVOKE (FREE LOOK PERIOD)


You can cancel your contract within ten days after you receive it by returning it to our Administrative Office. We will extend the ten-day period as required by law in certain states. If you cancel your contract, we'll return your contract value (contributions net of any investment performance and applicable daily charges), which may be more or less than your initial contribution. If the law requires, upon cancellation we'll return your contribution without any adjustments. We'll return the amount of any contribution to the Quarterly Rate Option upon cancellation. We will also recapture any Credit Plus which has been credited to your account. Please see Section 4, "Deductions and Charges" for more detailed information.

RISK/RETURN SUMMARY: INVESTMENTS AND RISKS

VARIABLE ANNUITY INVESTMENT GOALS


The investment goals of the PINNACLEPLUS Flexible Premium Variable Annuity are protecting your investment, building for retirement and providing future income. We strive to achieve these goals through extensive portfolio diversification and superior portfolio management.


RISKS

An investment in any of the Variable Account Options carries with it certain risks, including the risk that the value of your investment will decline and you could lose money. This could happen if one of the issuers of the stocks becomes financially impaired or if the stock market as a whole declines. Because most of the Variable Account Options are in common stocks, there's also the inherent risk that holders of common stock generally are behind creditors and holders of preferred stock for payments in the event of the bankruptcy of a stock issuer.

For a complete discussion of the risks associated with an investment in any particular Portfolio, see the prospectus of that Portfolio.

TABLE OF ANNUAL FEES AND EXPENSES


The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that you will pay at the time you buy the contract, surrender the contract, or transfer cash value between investment options. State premium taxes may also be deducted.

CONTRACT OWNER TRANSACTION EXPENSES


     Sales Load on Purchases                                                    $          0
     Deferred Sales Load (as a percentage of contributions) (1)                   9% Maximum
     Transfer Charge (assessed after 12 transfers in one contract year) (2)     $         20


The following tables describe the fees and expenses that you will pay periodically during the time that you own the contract, not including Total Annual Variable Account Option Operating Expenses.


ANNUAL ADMINISTRATIVE CHARGE


     Annual Administrative Charge                                               $       40
     (This charge will be waived if the Account Values is over $75,000)



ANNUAL EXPENSES OF THE SEPARATE ACCOUNT
(AS A PERCENTAGE OF SEPARATE ACCOUNT VALUE)

FOR CONTRACT YEARS 1-9



Mortality and Expense Risk Charge                                                             1.52%
Administrative Expenses                                                                        .15%
                                                                                              ----
Base Contract Total Separate Account Annual Expenses                                          1.67%
                                                                                              ----

Optional Death Benefit Charge                                                                  .20%
Optional Enhanced Earnings Benefit Charge, Issue Age 70-79                                     .50%(3)
                                                                                              ----
Highest Possible Total Separate Account Annual Charges if These Options Elected               2.37%
                                                                                              ----



FOR CONTRACT YEARS 10 +



Mortality and Expense Risk Charge                                                             1.00%
Administrative Expenses                                                                        .15%
                                                                                              ----
Base Contract Total Separate Account Annual Expenses                                          1.15%
                                                                                              ----

Optional Death Benefit Charge                                                                  .20%
Optional Enhanced Earnings Benefit Charge, Issue Age 70-79                                     .50%(3)
                                                                                              ----
Highest Possible Total Separate Account Annual Charges if These Options Elected               1.85%
                                                                                              ----



The next item shows the minimum and maximum total operating expenses charged by the portfolio companies that you may pay periodically during the time you own the contract. More detail concerning each of the Variable Account Option's fees and expenses is contained in the prospectus for each Variable Account Option.

TOTAL ANNUAL VARIABLE ACCOUNT OPTION OPERATING EXPENSES

The range of expenses that are deducted from the Variable Account Options' assets, including management fees, distribution or 12b-1 fees and other expenses are:

Minimum:  0.54%         Maximum: 2.69%

(1) Surrender charges decrease based on the age of your contribution. See "Deductions and Charges - Contingent Withdrawal Charge" for more detail.
(2) After the first twelve transfers during a contract year, we will charge a transfer fee of $20 for each transfer. This charge does not apply to transfers made for Dollar Cost Averaging, Customized Asset Rebalancing, or Systematic Transfers. See "Deductions and Charges - Transfer Charge" for more detail.
(3) The Enhanced Earnings Benefit charges are based upon the age of the Annuitant when the contract is issued. The charge for this features is assessed to both the Separate and Fixed Accounts. The charges are as follows:



ISSUE AGE                                               ADDITIONAL ANNUAL COST
0-59                                                            .20%
60-69                                                           .40%
70- 79                                                          .50%

EXAMPLE

This Example is intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, Separate Account annual expenses and Variable Account Option fees and expenses.

This example assumes that you invest $10,000 in the contract for the time period indicated and does not include the credit for the Credit Plus feature. The example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Variable Account Options. This example should not be considered a representation of past or future expenses and actual expenses may be higher or lower. Based on these assumptions, your costs would be:

If you surrender your contract at the end of the applicable period:



1 YEAR        3 YEARS      5 YEARS      10 YEARS
---------    ---------    ---------    ---------
$ 1426.69    $ 2373.82    $ 3212.64    $ 5122.42



If you annuitize at the end of the applicable time period:



1 YEAR        3 YEARS      5 YEARS      10 YEARS
---------    ---------    ---------    ---------
$ 1026.69    $ 1973.82    $ 2912.64    $ 5122.42



If you do not surrender the contract:



1 YEAR        3 YEARS      5 YEARS      10 YEARS
---------    ---------    ---------    ---------
$  526.69    $ 1573.82    $ 2612.64    $ 5122.42

SECTION 2 - INTEGRITY AND THE SEPARATE ACCOUNT

INTEGRITY LIFE INSURANCE COMPANY


Integrity is a life insurance company organized under the laws of Ohio. Our principal executive offices are located in Louisville, Kentucky. We are authorized to sell life insurance and annuities in 46 states and the District of Columbia. We sell flexible premium annuities with underlying investment options, fixed single premium annuity contracts and flexible premium annuity contracts offering both traditional fixed guaranteed interest rates along with fixed equity indexed options. Integrity is a subsidiary of W&S, a mutual life insurance company originally organized under the laws of the State of Ohio on February 23, 1888.


THE SEPARATE ACCOUNT AND THE VARIABLE ACCOUNT OPTIONS


The Separate Account was established in 1986, and is maintained under the insurance laws of the State of Ohio. It is a unit investment trust, which is a type of investment company, registered with the Securities and Exchange Commission (SEC). SEC registration does not mean that the SEC is involved in any way in supervising the management or investment polices of the separate account. Each Variable Account Option invests in shares of a corresponding portfolio. We may establish additional options from time to time. The Variable Account Options currently available are listed in Section 3, "Your Investment Options."


ASSETS OF OUR SEPARATE ACCOUNT

Under Ohio law, we own the assets of our Separate Account and use them to support the variable portion of your contract and other variable annuity contracts. Annuitants under other variable annuity contracts participate in the Separate Account in proportion to the amounts in their contracts. We can't use the Separate Account's assets supporting the variable portion of these contracts to satisfy liabilities arising out of any of our other businesses. Under certain unlikely circumstances, one Variable Account Option may be liable for claims relating to the operation of another Option.


Income, gains and losses, whether realized or unrealized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to our other income, gains or losses. We may allow charges owed to us to stay in the Separate Account, and thus can participate proportionately in the Separate Account. Amounts in the Separate Account greater than reserves and other liabilities belong to us, and we may transfer them to our General Account.


CHANGES IN HOW WE OPERATE

We may change how we or our Separate Account operate, subject to your approval when required by the Investment Company Act of 1940 (1940 ACT) or other applicable law or regulation. We'll notify you if any changes result in a material change in the underlying investments of a Variable Account Option. We may:


- add Options to, or remove Options from, our Separate Account, combine two or more Options within our Separate Account, or withdraw assets relating to your contract from one Option and put them into another;

-    register or end the registration of the Separate account under the 1940
     Act;

- operate our Separate Account under the direction of a committee or discharge a committee at any time (the committee may be composed of a majority of persons who are "interested persons" of Integrity under the 1940 Act);
- restrict or eliminate any voting rights of owners or others who have voting rights that affect our Separate Account;

- cause one or more Options to invest in a mutual fund other than or in addition to the Portfolios;

- operate our Separate Account or one or more of the Options in any other form the law allows, including a form that allows us to make direct investments. We may make any legal investments we wish. In choosing these investments, we'll rely on our own or outside counsel for advice.

SECTION 3 - YOUR INVESTMENT OPTIONS


The Portfolios serve as investment vehicles for variable annuity and variable life contracts of insurance companies. Shares of the Portfolios are currently available to the separate account of a number of insurance companies, both affiliated and unaffiliated with FMR or National Integrity. The Board of Trustees of each of the Portfolios is responsible for monitoring the Portfolio for any material irreconcilable conflict between the interests of the policyowners of all separate account investing in the Portfolio and determining what action, if any, should be taken in response. If we believe that a Portfolio's response to any of those events doesn't adequately protect our contract owners, we'll see to it that appropriate and available action is taken. See the Portfolios' prospectuses for a further discussion of the risks associated with the offering of shares to our Separate Account and the separate account of other insurance companies.


FIDELITY VIP FUNDS

THE PORTFOLIOS' INVESTMENT ADVISER. Fidelity Management & Research Company (FMR) is a registered investment adviser under the Investment Advisers Act of 1940. It serves as the investment adviser to each Portfolio. Deutsche Asset Management, Inc. is the VIP Index 500 Portfolio's sub-adviser.

INVESTMENT OBJECTIVES OF THE PORTFOLIOS. Below is a summary of the investment objectives of the Portfolios of Fidelity's VIP Funds. There are no guarantees that a Portfolio will be able to achieve its objective. YOU SHOULD READ FIDELITY'S VIP FUNDS' PROSPECTUS CAREFULLY BEFORE INVESTING.

FIDELITY VIP ASSET MANAGER PORTFOLIO

VIP Asset Manager Portfolio seeks high total return with reduced risk over the long-term by allocating its assets among stocks, bonds and short-term money market instruments.

FIDELITY VIP ASSET MANAGER: GROWTH PORTFOLIO


VIP Asset Manager: Growth Portfolio is an asset allocation fund that seeks to maximize total return over the long term through investments in stocks, bonds, and short-term money market instruments. The Portfolio has a neutral mix, which represents the way the Portfolio's investments will generally be allocated over the long term. The range and approximate neutral mix for each asset class are shown below:


                               RANGE           NEUTRAL MIX
                             --------          -----------
     Stock Class               50-100%             70%
     Bond Class                  0-50%             25%
     Short-Term/
     Money Market Class          0-50%              5%

FIDELITY VIP BALANCED PORTFOLIO

VIP Balanced Portfolio seeks both income and growth of capital by investing approximately 65% of assets in stocks and other equity securities, and the remainder in bonds and other debt securities, including lower-quality debt securities, when its outlook is neutral.

FIDELITY VIP CONTRAFUND(R) PORTFOLIO

VIP Contrafund(R) Portfolio seeks long-term capital appreciation. FMR normally invests the Portfolio's assets primarily in common stocks. FMR invests the Portfolio's assets in securities of companies whose value FMR believes is not fully recognized by the public. The types of companies in which the Portfolio may invest include companies experiencing positive fundamental change such as a new management team or product launch, a significant cost-cutting initiative, a merger or acquisition, or a reduction in industry capacity that should lead to improved pricing; companies whose earning potential has increased or is expected to increase more than generally perceived; companies that have enjoyed recent market popularity but which appear to have temporarily fallen out of favor for reasons that are considered non-recurring or short-term; and companies that are undervalued in relation to securities of other companies in the same industry.

FIDELITY VIP EQUITY-INCOME PORTFOLIO

VIP Equity-Income Portfolio seeks reasonable income. The Portfolio will also consider the potential for capital appreciation. The Portfolio seeks a yield that exceeds the composite yield on the securities comprising the S&P 500. FMR normally invests at least 65% of the Portfolio's total assets in income-producing equity securities.

FIDELITY VIP GROWTH PORTFOLIO

VIP Growth Portfolio seeks capital appreciation. FMR invests the Portfolio's assets in companies FMR believes have above-average growth potential. Growth may be measured by factors such as earnings or revenue. Companies with high growth potential tend to be companies with higher than average price/earnings (P/E) ratios. Companies with strong growth potential often have new products, technologies, distribution channels or other opportunities or have a strong industry or market position. The stocks of these companies are often called "growth" stocks.

FIDELITY VIP GROWTH & INCOME PORTFOLIO

VIP Growth & Income Portfolio seeks high total return through a combination of current income and capital appreciation. FMR normally invests a majority of the Portfolio's assets in common stocks with a focus on those that pay current dividends and show potential for capital appreciation. FMR may also invest the Portfolio's assets in bonds, including lower-quality debt securities, as well as stocks that are not currently paying dividends, but offer prospects for future income or capital appreciation.

FIDELITY VIP GROWTH OPPORTUNITIES PORTFOLIO

VIP Growth Opportunities Portfolio seeks to provide capital growth. FMR normally invests the Portfolio's assets primarily in common stocks. FMR may also invest the Portfolio's assets in other types of securities, including bonds, which may be lower-quality debt securities.

FIDELITY VIP HIGH INCOME PORTFOLIO

VIP High Income Portfolio seeks a high current income, while also considering growth of capital. It normally invests at least 65% of its total assets in income-producing debt securities, preferred stocks, and convertible securities, with an emphasis on lower-quality debt securities.

FIDELITY VIP INDEX 500 PORTFOLIO

VIP Index 500 Portfolio seeks to provide investment results that correspond to the total return (i.e., the combination of capital changes and income) of common stocks publicly traded in the United States. In seeking this objective, the Portfolio attempts to duplicate the composition and total return of the Standard & Poor's 500 Composite Stock Price Index while keeping transaction costs and other expenses low.

FIDELITY VIP INVESTMENT GRADE BOND PORTFOLIO

VIP Investment Grade Bond Portfolio seeks as high a level of current income as is consistent with the preservation of capital by investing in U.S. dollar-denominated investment-grade bonds.

FIDELITY VIP MID-CAP PORTFOLIO

FMR normally invests the VIP Mid-Cap Portfolio's assets primarily in common stocks. FMR normally invests at least 65% of the Portfolio's total assets in securities of companies with medium market capitalizations. Medium market capitalization companies are those whose market capitalization is similar to the capitalization of companies in the S&P Mid Cap 400 at the time of the investment. Companies whose capitalization no longer meets this definition after purchase continue to be considered to have a medium market capitalization for purposes of the 65% policy.

FIDELITY VIP OVERSEAS PORTFOLIO

VIP Overseas Portfolio seeks long-term growth of capital primarily through investments in foreign securities. It normally invests at least 65% of its assets in foreign securities.

THE FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST ("TRUST")

Each Fund is a series of the Trust, which is a mutual fund registered with the SEC. Affiliates of Franklin Resources, Inc., which operates as Franklin Templeton Investments, serve as the investment advisors for the funds in which the portfolios invest.


FRANKLIN GROWTH AND INCOME SECURITIES PORTFOLIO

The Franklin Growth and Income Securities Portfolio seeks capital appreciation with a secondary goal to provide current income. Under normal market conditions, the portfolio will invest in a broadly diversified portfolio of equity securities that the portfolio's manager considers to be financially strong, but undervalued by the market.


FRANKLIN INCOME SECURITIES PORTFOLIO


The Franklin Income Securities Portfolio seeks to maximize income while maintaining prospects for capital appreciation. Under normal market conditions, the fund invests corporate and government bonds and in equity securities that have attractive dividend yields.


FRANKLIN LARGE CAP GROWTH SECURITIES PORTFOLIO


The Franklin Large Cap Growth Securities Portfolio seeks capital appreciation. Under normal market conditions, the portfolio will invest at least 80% of its net assets in investments of large capitalization companies. For this portfolio, large-cap companies are those with market capitalization values (share price multiplied by the number of common stock shares outstanding) within those of the top 50% of companies in the Russell 1000 Index, at the time of purchase.


MUTUAL SHARES SECURITIES PORTFOLIO


The Mutual Shares Securities Portfolio seeks capital appreciation with a secondary goal of income. Under normal market conditions, the portfolio will invest mainly in U.S. equity securities that the manager believes are available at market prices less than their intrinsic value on certain recognized objective criteria, including undervalued stocks, restructuring companies and distressed companies.


TEMPLETON FOREIGN SECURITIES PORTFOLIO


The Templeton Foreign Securities Portfolio seeks long-term capital growth. Under normal market conditions, the portfolio will invest at least 80% of its net assets in investments, primarily equity securities, of issuers located outside the U.S., including those in emerging markets.


TEMPLETON GROWTH SECURITIES PORTFOLIO


The Templeton Growth Securities Portfolio seeks long-term capital growth. Under normal market conditions, the portfolio will invest mainly in the equity securities of companies located anywhere in the world, including those in the U.S. and emerging markets.


JANUS ASPEN SERIES

Each portfolio of the Janus Aspen Series is a mutual fund registered with the SEC. Janus Capital Corporation serves as the investment adviser to each Portfolio.

INVESTMENT OBJECTIVES OF THE PORTFOLIOS. Below is a summary of the investment goals of the Portfolios of the Janus Aspen Series. There are no guarantees that these objectives will be met. YOU SHOULD READ THE JANUS ASPEN SERIES

PROSPECTUSES CAREFULLY BEFORE INVESTING.




JANUS ASPEN GROWTH PORTFOLIO

Janus Aspen Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital. It is a diversified portfolio that pursues its objective by investing primarily in common stocks selected for their growth potential. Although the Portfolio can invest in companies of any size, it generally invests in larger, more established companies.

JANUS ASPEN INTERNATIONAL GROWTH PORTFOLIO

Janus Aspen International Growth Portfolio seeks long-term growth of capital. It invests, under normal circumstances, at least 80% of its net assets in securities of issuers from at least five different countries, excluding the United States. Although the Portfolio intends to invest substantially all of its assets in issuers located outside the United States, it may invest in U.S. issuers and it may at times invest all of its assets in fewer than five countries, or even a single country.


JANUS ASPEN MID CAP GROWTH PORTFOLIO

Janus Aspen Mid Cap Growth Portfolio seeks long-term growth of capital. It is a non-diversified portfolio that pursues its objective by normally investing at least 50% of its equity assets in securities issued by medium-sized companies. Medium-sized companies are those whose market capitalization's fall within the range of companies in the S&P MidCap 400 Index. Market capitalization is a commonly used measure of the size and value of a company. The market capitalization's within the Index will vary, but as of December 31, 2002, they ranged from approximately $224 million to $13 billion.


JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO

Janus Aspen Worldwide Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital. It is a diversified portfolio that pursues its objective by investing primarily in common stocks of companies of any size throughout the world. The Portfolio normally invests in issuers from at least five different countries, including the United States. The Portfolio may at times invest in fewer than five countries or even a single country.

J.P. MORGAN SERIES TRUST II

Each portfolio of the J.P. Morgan Series Trust II is a diversified mutual fund registered with the SEC. J.P. Morgan Investment Management Inc. is the investment adviser to the J.P. Morgan Series Trust II.

INVESTMENT OBJECTIVES OF THE PORTFOLIOS. Below is a summary of the investment objectives of the Portfolios of the J.P. Morgan Series Trust II. There is no guarantee that these objectives will be met. YOU SHOULD READ THE PROSPECTUS FOR J.P. MORGAN SERIES TRUST II CAREFULLY BEFORE INVESTING.

J.P. MORGAN BOND PORTFOLIO

J.P. Morgan Bond Portfolio seeks to provide a high total return consistent with moderate risk of capital and maintenance of liquidity. Although the net asset value of the Portfolio will fluctuate, the Portfolio attempts to preserve the value of its investments to the extent consistent with its objective.

J.P. MORGAN INTERNATIONAL OPPORTUNITIES PORTFOLIO

J.P. Morgan International Opportunities Portfolio seeks to provide a high total return from a portfolio of equity securities of foreign companies. The Portfolio is designed for investors who have long-term investment goals and who want to diversify their investments by adding international equities, taking advantage of investment opportunities outside the U.S. The Portfolio seeks to meet its investment goal primarily through stock valuation and selection.

J.P. MORGAN MID CAP VALUE PORTFOLIO

J.P. Morgan Mid Cap Value Portfolio seeks to provide growth from capital appreciation. The Portfolio will generally invest 80% of its total assets in a broad portfolio of common stocks of companies with market capitalization of $1 billion to $20 billion that the advisor believes are undervalued.




MFS FUNDS

Each portfolio of the MFS Variable Insurance Trust is a diversified mutual fund registered with the SEC. Massachusetts Financial Services Company is the investment adviser to the MFS Funds.

INVESTMENT OBJECTIVES OF THE PORTFOLIOS. Below is a summary of the investment objectives of the Portfolios of the MFS Funds. There is no guarantee that these objectives will be met. YOU SHOULD READ THE PROSPECTUS FOR MFS VARIABLE INSURANCE TRUST CAREFULLY BEFORE INVESTING.

MFS CAPITAL OPPORTUNITIES PORTFOLIO

MFS Capital Opportunities Portfolio seeks capital appreciation by normally investing at least 65% of its net assets in common stocks and related securities. The Portfolio focuses on companies that MFS believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow.

MFS EMERGING GROWTH PORTFOLIO

MFS Emerging Growth Portfolio seeks long term growth of capital by normally investing at least 65% of its net assets in common stocks and related securities of emerging growth companies. Emerging growth companies are companies that MFS believes are either (1) early in their life cycle but which have the potential to become major enterprises, or (2) major enterprises whose rates of earnings growth are expected to accelerate because of special factors, such as rejuvenated management, new products, changes in consumer demand, or basic changes in the economic environment. Emerging growth companies may be of any size, and MFS would expect these companies to have products, technologies, management, markets and opportunities that will facilitate earnings growth over time that is well above the growth rate of the overall economy and the rate of inflation.

MFS INVESTORS GROWTH STOCK PORTFOLIO

MFS Investors Growth Stock Portfolio seeks to provide long-term growth of capital and future income rather than current income by investing, under normal market conditions, at least 80% of its net assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts for those securities, of companies which MFS believes offer better than average prospects for long-term growth. MFS looks particularly for companies which demonstrate: (1) a strong franchise, strong cash flows and a recurring revenue stream; (2) a strong industry position where there is potential for high profit margins or substantial barriers to new entry in the industry; (3) a strong management with a clearly defined strategy; and (4) new products or services.

MFS INVESTORS TRUST PORTFOLIO

MFS Investors Trust Portfolio (formerly known as MFS Growth with Income) seeks mainly to provide long-term growth of capital, with a secondary objective of current income, by normally investing at least 65% of its net assets in common stocks and related securities. While the Portfolio may invest in companies of any size, it generally focuses on companies with larger market capitalizations that MFS believes have sustainable growth prospects and attractive valuations based on current and expected earnings or cash flow. The Portfolio will also seek to generate gross income equal to approximately 90% of the dividend yield on the Standard & Poor's 500 Composite Index.

MFS MID CAP GROWTH PORTFOLIO


MFS Mid Cap Growth Portfolio seeks long term growth of capital by normally investing at least 80% of its net assets in common stocks and related securities of companies with medium market capitalization that MFS believes have above-average growth potential. Medium market capitalization companies are defined by the Portfolio as companies with market capitalizations equaling or exceeding $250 million but not exceeding the top of the Russell

Midcap Growth Index range at the time of the Portfolio's investment. Companies whose market capitalizations fall below $250 million or exceed the top of the Russell Midcap Growth Index range after purchase continue to be considered medium-capitalization companies for purposes of the Portfolio's 80% investment policy.


MFS NEW DISCOVERY PORTFOLIO

MFS New Discovery Portfolio seeks capital appreciation by normally investing at least 65% of its net assets in common stocks and related securities of emerging growth companies. Emerging growth companies are companies that MFS believes offer superior prospects for growth and are either (1) early in their life cycle but which have the potential to become major enterprises, or (2) major enterprises whose rates of earnings growth are expected to accelerate because of special factors, such as rejuvenated management, new products, changes in consumer demand, or basic changes in the economic environment. While emerging growth companies may be of any size, the Portfolio will generally focus on smaller cap emerging growth companies that are early in their life cycle. MFS would expect these companies to have products, technologies, management, markets and opportunities that will facilitate earnings growth over time that is well above the growth rate of the overall economy and the rate of inflation.

MFS RESEARCH PORTFOLIO


The MFS Research Portfolio seeks to provide long-term growth of capital and future income. The Portfolio invests, under normal market conditions, at least 80% of its net assets in common stocks and related securities, such as preferred stocks, convertible securities and depository receipts. The Portfolio focuses on companies that MFS believes have favorable prospects for long-term growth, attractive valuations based on current and expected earnings or cash flow, dominant or growing market share, and superior management. The Portfolio may invest in companies of any size. The investments may include securities traded on securities exchanges or in the over-the-counter markets. The Portfolio may invest in foreign securities (including emerging market securities), through which it may have exposure to foreign currencies.


MFS TOTAL RETURN PORTFOLIO

MFS Total Return Portfolio seeks mainly to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income. The Portfolio invests in a combination of equity and fixed income securities. Under normal market conditions, the Portfolio invests (1) at least 40%, but not more than 75%, of its net assets in common stocks and related securities such as preferred stock, bonds, warrants or rights convertible into stock, and depositary receipts for those securities; and (2) at least 25% of its net assets in non-convertible fixed income securities. The Portfolio may vary the percentage of its assets invested in any one type of security, within the limits described above, in accordance with MFS's interpretation of economic and money market conditions, fiscal and monetary policy and underlying security values.

PUTNAM FUNDS

Each fund is a mutual fund registered with the SEC. Putnam Investment Management, LLC ("Putnam Management") serves as the investment adviser of each portfolio.

INVESTMENT OBJECTIVES OF THE FUNDS. Below is a summary of the investment objectives of Putnam's VT Funds. YOU SHOULD READ PUTNAM'S VT FUNDS' PROSPECTUS CAREFULLY BEFORE INVESTING.


PUTNAM VT DISCOVERY GROWTH FUND

The fund seeks long-term growth of capital. The fund seeks its goal by investing mainly in common stocks of U.S. companies, with a focus on growth stocks. Growth stocks are issued by companies that Putnam Management believes are fast-growing and whose earnings it believes are likely to increase. The fund invests in companies of all sizes.

PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON

The fund seeks to provide a balanced investment composed of a well diversified portfolio of stocks and bonds which produce both capital growth and current income. The fund invests mainly in a combination of bonds and U.S. value stocks, with a greater focus on value stocks. Value stocks are those that Putnam Management believes are currently undervalued by the market. The fund buys bonds of governments and private companies that are mostly investment-grade in quality with intermediate to long-term maturities. Under normal market conditions, the fund invests at least 25% of the fund's total assets in fixed-income securities, including debt securities, preferred stocks and that portion of the value of convertible securities attributable to the fixed-income characteristics of those securities.

PUTNAM VT GROWTH AND INCOME FUND

The fund seeks capital growth and current income. The fund seeks its goal by investing mainly in common stocks of U.S. companies, with a focus on value stocks that offer potential for capital growth, current income, or both. Value stocks are those stocks Putnam Management believes are currently undervalued by the market. Putnam Management looks for companies undergoing positive change. It invests mainly in large companies.


PUTNAM VT INTERNATIONAL EQUITY FUND


The fund seeks capital appreciation. The fund seeks its goal by investing mainly in common stocks of companies outside the United States. For example, the fund may purchase stocks of companies with stock prices that reflect a value lower than that which we place on the company. The fund may also consider other factors it believe will cause the stock price to rise. The fund invests mainly in midsize and large companies, although it can invest in companies of any size. Although the fund emphasizes investments in developed countries, it may also invest in companies located in developing (also know as emerging) markets.

PUTNAM VT NEW OPPORTUNITIES FUND

The fund seeks long-term capital appreciation by investing mainly in common stocks of U.S. companies, with a focus on growth stocks in sectors of the economy that Putnam Management believes have high growth potential. Growth stocks are issued by companies that Putnam Management believes are fast-growing and whose earnings it believes are likely to increase over time.

PUTNAM VT SMALL CAP VALUE FUND

The fund seeks capital appreciation. The fund seeks its goal by investing in at least 80% of its assets in small companies of a size similar to those in the Russell 2000 Index, an index that measures the performance of small companies. Value stocks are those that Putnam Management believes are currently undervalued by the market. Putnam Management looks for companies undergoing positive change.

PUTNAM VT VOYAGER FUND

The fund seeks capital appreciation by investing mainly in common stocks of U.S. companies, with a focus on growth stocks. Growth stocks are issued by companies that Putnam Management believes are fast-growing and whose earnings it believes are likely to increase over time.




SCUDDER VIT FUNDS

The investment adviser for the Scudder VIT Funds is Deutsche Asset Management, Inc. (DeAM). DeAM is a broad-based global investment firm that provides asset management capabilities to a variety of institutional clients worldwide. DeAM presence in all of the major investment markets gives its clients a global network and product range. DeAM manages U.S., international, emerging markets, and fixed income investments and is a leader in index strategies.


INVESTMENT OBJECTIVES OF THE PORTFOLIOS. Following is a summary of the investment objectives of the Scudder Asset Management VIT Funds. We can't guarantee that these objectives will be met. YOU SHOULD READ THE SCUDDER ASSET MANAGEMENT VIT FUNDS PROSPECTUSES CAREFULLY BEFORE INVESTING.

SCUDDER VIT EAFE(R) EQUITY INDEX FUND

The EAFE(R) Equity Index Fund seeks to match, as closely as possible (before expenses are deducted), the performance of the EAFE(R) Index, which measures international stock market performance. The Fund attempts to invest in stocks and other securities that are representative of the EAFE(R) Index as a whole.

SCUDDER VIT EQUITY 500 INDEX FUND

The Equity 500 Index Fund seeks to match, as closely as possible (before expenses are deducted), the performance of the S&P 500 Index, which emphasizes stocks of large U.S. companies. The Fund attempts to invest in stocks and other securities that are representative of the S&P 500 Index as a whole.

SCUDDER VIT SMALL CAP INDEX FUND

The Small Cap Index Fund seeks to match, as closely as possible (before expenses are deducted), the performance of the Russell 2000 Index, which emphasizes stocks of small U.S. companies. The Fund attempts to invest in stocks and other securities that are representative of the Russell 2000 Index as a whole.

TOUCHSTONE VARIABLE SERIES TRUST


Each portfolio of the Touchstone Variable Series Trust is an open-end, diversified management investment company. Touchstone Advisors, Inc. is the investment adviser of each fund. OpCap Advisors is the sub-advisor for the Balanced Fund. BAMCO, Inc a subsidiary of Baron Capital Group, Inc. is the sub-adviser for the Baron Small Cap Fund. Ft. Washington Investment Advisors, Inc. is the sub-adviser for the Core Bond, High Yield, Money Market and Value Plus. Westfield Capital Management, Inc./TCW Investment Management Company is the sub-adviser for the Emerging Growth Fund. Todd Investment Advisors is the sub-adviser for the Enhanced 30 Fund. Deutsche Investment Management (Americas) Inc. is the sub-adviser for the Growth & Income Fund. Harris Bretall Sullivan and Smith LLC is the sub-adviser for the Large Cap Growth Fund. Third Avenue Management, LLC is the sub-adviser for the Third Avenue Value Fund.


TOUCHSTONE BALANCED FUND


Touchstone Balanced Fund seeks to achieve both an increase in share price and current income by investing in both equity securities (generally about 60% of total assets) and debt securities (generally about 40%, but at least 25%). The Fund may also invest up to one-third of its assets in securities of foreign companies, and up to 15% in securities of companies in emerging market countries. In choosing equity securities for the Fund, the portfolio manager will seeks companies that are in a strong position within their industry, are owned in part by management and are selling at a price lower than the company's intrinsic value. Debt securities are also chosen using a value style, and will be rated investment grade or at the two highest levels of non-investment grade. The portfolio manager will focus on higher yielding securities, but will also consider expected movements in interest rates and industry position.

TOUCHSTONE BARON SMALL CAP FUND

Touchstone Baron Small Cap Fund seeks long-term capital appreciation. It invests primarily (at least 80% of total assets) in common stocks of smaller companies with market values under $2.5 billion selected for their capital appreciation potential. In making investment decisions for the Fund, the portfolio manager seeks securities believed to have (1) favorable price to value characteristics based on the portfolio manager's assessment of their prospects for future growth and profitability, and (2) the potential to increase in value at least 50% over two subsequent years.

TOUCHSTONE CORE BOND FUND

Touchstone Core Bond Fund seeks to provide a high level of current income as is consistent with the preservation of capital by investing primarily in high-quality investment grade debt securities (at least 65% of total assets). The Fund invests in mortgage-related securities (up to 60%), asset-backed securities, U.S. government securities and corporate debt securities. In making investment decisions for the Fund, the portfolio manager analyzes the overall investment opportunities and risks in different sectors of the debt securities markets by focusing on maximizing total return while reducing volatility.

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TOUCHSTONE EMERGING GROWTH FUND


Touchstone Emerging Growth Fund seeks to increase the value of fund shares. The Fund invests primarily in small cap companies, but may invest in mid cap stocks. It primarily invests the common stock of small to mid-size rapidly growing U.S. companies. The Fund is sub-advised by two separate management teams - one that specializes in growth, the other in value. Emerging growth companies can include companies that have earnings that the portfolio manager believes may grow faster than the U.S. economy in general, due to new products, management changes at the company or economic shocks that may affect earnings and stock prices. Emerging growth companies can also include companies that are believed to be undervalued, including those with unrecognized asset values, undervalued growth or those undergoing turnaround.


TOUCHSTONE ENHANCED 30 FUND


Touchstone Enhanced 30 Fund seeks to achieve a total return which is higher than the total return of the Dow Jones Industrial Average ("DJIA"). The Fund's portfolio is based on the 30 stocks that compromise the DJIA. The DJIA is a measurement of general market price movement for 30 widely held stocks. The portfolio manager seeks to surpass the total return of the DJIA by substituting stocks that offer above average growth potential for those stocks in the DJIA that appear to have less growth potential. The Fund's portfolio will at all times consist of 30 stocks and up to one-third of these holdings may represent substituted stocks in the enhanced portion of the portfolio.


TOUCHSTONE GROWTH & INCOME FUND


Touchstone Growth & Income Fund seeks to increase the value of fund shares over the long-term, while receiving dividend income, by investing at least 50% of total assets in dividend paying common stock, preferred stocks and convertible securities in a variety of industries. The portfolio manager may purchase securities that do not pay dividends (up to 50%) but which are expected to increase in value or produce high income payments in the future. The portfolio manager invests in stocks with lower valuations than the broad market that are believed to have long-term dividend and earning fundamentals.


TOUCHSTONE HIGH YIELD FUND

Touchstone High Yield Fund seeks to achieve a high level of current income as its main goal, with capital appreciation as a secondary consideration. The fund invests primarily (at least 80% of total assets) in non-investment grade debt securities of domestic corporations. Non-investment grade securities are often referred to as "junk bonds" and are considered speculative.




TOUCHSTONE LARGE CAP GROWTH FUND


Touchstone Large Cap Growth Fund seeks long-term capital by investing primarily (at least 80% of total assets) in stocks of established companies with proven records of superior and consistent earnings growth. In selecting equity securities for the Fund, the portfolio manager looks for successful companies which have exhibited superior growth in revenues and earnings, strong product line, and proven management ability over a variety of market cycles.


TOUCHSTONE MONEY MARKET FUND


Touchstone Money Market Fund seeks high current income, consistent with liquidity and stability of principal by investing primarily (at least 80% of total assets) in high-quality money market instruments. The Fund is a money market fund and tries to maintain a constant share price of $1.00 per share, although there is no guarantee that it will do so.

TOUCHSTONE THIRD AVENUE VALUE FUND

Touchstone Third Avenue Value fund seeks long-term capital appreciation. It is a non-diversified fund that seeks to achieve its objective mainly by investing in common stocks of well-financed companies (companies without significant debt in comparison to their cash resources) at a substantial discount to what the portfolio manager believes is their true value. The Fund also seeks to acquire senior securities, such as preferred stock and debt instruments, that are believed to be undervalued. The Fund invests in companies regardless of market capitalization.

The mix of the Fund's investments at any time will depend on the industries and types of securities that the portfolio manager believes hold the most value.


TOUCHSTONE VALUE PLUS FUND

Touchstone Value Plus Fund seeks to increase value of the fund shares over the long-term by investing primarily (at least 65% of total assets) in common stock of larger companies that the portfolio manager believes are undervalued. In choosing undervalued stocks, the portfolio manager looks for companies that have proven management and unique features or advantages, but are believed to be priced lower than their true value. These companies may not pay dividends. Approximately 70% of total assets will generally be invested in large cap companies and approximately 30% will generally be invested in mid cap companies.

VAN KAMPEN PORTFOLIOS

INVESTMENT OBJECTIVES OF THE PORTFOLIOS. Below is a summary of the investment objectives of the Van Kampen Portfolios. There is no guarantee that these objectives will be met. YOU SHOULD READ THE VAN KAMPEN PROSPECTUS CAREFULLY BEFORE INVESTING.

VAN KAMPEN LIT PORTFOLIOS


Van Kampen Investments is the investment adviser for each of the LIT Portfolios.


VAN KAMPEN LIT COMSTOCK PORTFOLIO


The Portfolio's investment objective and strategy is to seek capital growth and income through investment in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks. The Portfolio may invest up to 25% of its total assets in securities of foreign issuers.


VAN KAMPEN LIT EMERGING GROWTH PORTFOLIO


The Portfolio's investment objective and strategy is to seek capital appreciation. Under normal market conditions, the Portfolio's investment adviser seeks to achieve the Portfolio/s investment objective by investing at least 65% of the Portfolio's total assets in common stocks of companies the investment adviser believes to be emerging growth companies.


VAN KAMPEN UIF PORTFOLIOS

Morgan Stanley Dean Witter Investment Management, Inc. is the investment adviser for each of the UIF Portfolios.




VAN KAMPEN UIF EMERGING MARKETS DEBT PORTFOLIO

Van Kampen UIF Emerging Markets Debt Portfolio seeks high total return by investing primarily in fixed income securities of government and government-related issuers and, to a lesser extent, of corporate issuers in emerging market countries. Using macroeconomic and fundamental analysis, the adviser seeks to identify developing countries that are believed to be undervalued and have attractive or improving fundamentals. After the country allocation is determined, the sector and security selection is made within each country.

VAN KAMPEN UIF EMERGING MARKETS EQUITY PORTFOLIO

The Portfolios investment objective and strategy is to seek long-term capital appreciation by investing primarily in growth-oriented equity securities of issuers in emerging market countries. Under normal circumstances, at least 80% of the assets of the Portfolio will be invested in equity securities of issuers located in emerging market countries.

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO

Van Kampen UIF U.S. Real Estate Portfolio seeks to achieve above-average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts ("REITs") and real estate operating companies.

FIXED ACCOUNTS

FOR VARIOUS LEGAL REASONS, QRO CONTRACTS HAVEN'T BEEN REGISTERED UNDER THE 1940 ACT OR THE SECURITIES ACT OF 1933 ("1933 ACT"). THUS, NEITHER THE QRO CONTRACTS NOR OUR GENERAL ACCOUNT, WHICH GUARANTEES THE VALUES AND BENEFITS UNDER THOSE CONTRACTS, ARE GENERALLY SUBJECT TO REGULATION UNDER THE PROVISIONS OF THE 1933 ACT OR THE 1940 ACT. ACCORDINGLY, WE HAVE BEEN ADVISED THAT THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HASN'T REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE QROS OR THE GENERAL ACCOUNT. DISCLOSURES REGARDING THE QROS OR THE GENERAL ACCOUNT MAY, HOWEVER, BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES.

QUARTERLY RATE OPTION


We offer a QRO which is a fixed interest rate account that declares interest on a calendar quarter basis. The QRO will never credit less than the Minimum Interest Rate.

Only two "round trips" are permitted through the QRO Account during any 12-month period. A "round trip" is a transfer from the QRO Account followed by a transfer back into the QRO Account within 30 days. We reserve the right to restrict further transfers into the QRO Account if you exceed this limit. This restriction does not apply to programs that systematically transfers money into or out of the QRO Account such as Dollar Cost Averaging, Asset Rebalancing, Systematic Transfer Programs or other related programs we may offer, unless we determine, in our sole discretion, that one for those programs is being used as a method of market timing or other abusive trading practice. We may modify or amend these transfer restrictions at any time and in our sole discretion.

SYSTEMATIC TRANSFER OPTIONS

We also offer two Systematic Transfer Options that guarantees an interest rate that we declare for each calendar quarter. This interest rate applies to all contributions made to the STO Account during the calendar quarter for which the rate has been declared. You MUST transfer all contributions you make to the six-month STO into other Investment Options within six months and transfer all contributions you make to the twelve-month STO into other investment within one year of contribution. Transfers are automatically made in approximately equal installments of at least $1,000 each. You can't transfer from other Investment Options into the STO. Normal contingent withdrawal charges apply to withdrawals from the STO. We guarantee that the STO's effective annual yield will never be less than the Minimum Interest Rate.


SECTION 4 - DEDUCTIONS AND CHARGES

SEPARATE ACCOUNT CHARGES


We deduct a daily expense amount from the Unit Value equal to an effective annual rate of 1.67% of your Account Value in the Variable Account Options. This daily expense rate can't be increased without your consent. Of the 1.67% total charge, .15% is used to reimburse us for administrative expenses not covered by the annual administrative charge described below. We deduct the remaining 1.52% for assuming the mortality and expense risk under the contract. In contract years 10 and beyond we will deduct a total charge of 1.15%. The expense risk is the risk that our actual expenses of administering the contract will exceed the annual administrative expense charge. Mortality risk, as used here, refers to the risk we take that annuitants, as a class of persons, will live longer than estimated and we will be required to pay out more annuity benefits than anticipated. The mortality and expense risk charge compensate us for the mortality and expense risks we assume under the contract and the expenses associated with the Added Value Credit. We expect to make a profit from this fee. The relative proportion of the mortality and expense risk charge may be changed, but the total 1.67% Separate Account charge can't be increased unless you select an optional contract feature.

ANNUAL ADMINISTRATIVE CHARGE


We charge an annual administrative charge of $40. This charge will be waived if your Account Value is over $75,000. This charge is deducted pro rata from your Account Value in each Investment Option. The part of the charge deducted from the Variable Account Options reduces the number of Units we credit to you. The part of the charge deducted from the Fixed Accounts is withdrawn in dollars. The annual administrative charge is pro-rated in the event of the Annuitant's retirement, death, annuitization or contract termination during a contract year.


PORTFOLIO CHARGES


The Separate Account buys shares of the Portfolios at net asset value. That price reflects investment management fees and other direct expenses that have already been deducted from the assets of the Portfolios. The amount charged for investment management can't be increased without shareholder approval. Please refer to the mutual fund prospectus for complete details on fund expenses and related items.


REDUCTION OR ELIMINATION OF SEPARATE ACCOUNT OR ADMINISTRATIVE CHARGES


We can reduce or eliminate the Separate Account or administrative charges for individuals or groups of individuals if we anticipate expense savings. We may do this based on the size and type of the group or the amount of the contribution. We won't unlawfully discriminate against any person or group if we reduce or eliminate these charges.


STATE PREMIUM TAX DEDUCTION

We won't deduct state premium taxes from your contributions before investing them in the Investment Options, unless required by your state law. If the Annuitant elects an annuity benefit, we'll deduct any applicable state premium taxes from the amount available for the annuity benefit. State premium taxes currently range up to 4%.

CONTINGENT WITHDRAWAL CHARGE


We don't deduct sales charges when you make a contribution to the contract. However, contributions withdrawn may be subject to a withdrawal charge of up to 9%. This amount is a percentage of your contribution and not of the Account Value. As shown below, the charge varies, depending upon the "age" of the contributions included in the withdrawal - that is, the number of years that have passed since each contribution was made. The maximum of 9% would apply if the entire amount of the withdrawal consisted of contributions made during your current contribution year. We don't deduct withdrawal charges when you withdraw contributions made more than nine years before your withdrawal. To calculate the withdrawal charge, (1) the oldest contributions are treated as the first withdrawn and more recent contributions next, and (2) partial withdrawals up to the free withdrawal amount aren't subject to the withdrawal charge. For partial withdrawals, the total amount deducted from your account will include the withdrawal amount requested and any withdrawal charges that apply so that the net amount you receive will be the amount you requested.


You may take up to 10% of your account value (less any earlier withdrawal in the same year) each year without any contingent withdrawal charge. This is referred to as your "free withdrawal." If you don't take any free withdrawals in one year, you can't add it to the next year's free withdrawal. If you aren't 59 1/2, federal tax penalties may apply. Should you completely surrender the contract the amount of surrender charges is based on contributions and is not reduced by any free withdrawals.

                                                                   CHARGE AS A % OF THE
           NUMBER OF FULL YEARS FROM THE DATE OF CONTRIBUTION     CONTRIBUTION WITHDRAWN
           --------------------------------------------------     ----------------------
                  0                                                         9%
                  1                                                         9%
                  2                                                         8%
                  3                                                         7%
                  4                                                         6%
                  5                                                         5%
                  6                                                         4%
                  7                                                         3%
                  8                                                         2%
                  9(+)                                                      0%


We won't deduct a contingent withdrawal charge if you use the withdrawal to buy from us either an immediate annuity benefit with life contingencies, or an immediate annuity without life contingencies with a restricted prepayment option that provides for level payments over five or more years. Similarly, we won't deduct a charge if the Annuitant dies. See "Standard Death Benefit" in Section 5.


RECAPTURE OF CREDIT PLUS

In certain circumstances, Credit Plus will be recaptured by Integrity. The following paragraphs describe how and when the Credit Plus will be recaptured.


FREE LOOK PERIOD


The free look period is the 10-day period (or longer if required by state law) during which an owner may return a contract after it has been delivered and receive a full refund of the account value, less any Credit Plus applied. Unless the law requires that the full amount of the contribution be refunded, less any withdrawals, the owners bears the investment risk from the time of purchase until he or she returns the contract and the refund amount may be more or less than the contributions the owner made. The Credit Plus will not be part of the amount an owner will be paid if the free look provision is exercised.


DEATH CLAIM


The contracts provide for a standard death benefit and an optional death benefit. Integrity's contract also provides for an earnings enhanced benefit rider. If we receive due proof of death of the Annuitant within 12 months of Credit Plus payment, that payment will be recaptured and will not be included in the death benefit paid under the contracts. However, at no time will the Standard Death Benefit be less than Total Customer Contributions minus withdrawals calculated on a pro rata basis. This recapture may affect the Account Value applied to a continued contract under a spousal continuation circumstance. Please see section 8 "Spousal Continuation" for more details.


WAIVER OF WITHDRAWAL CHARGE


An owner may make withdrawals from the Contracts at any time before annuitization subject to a withdrawal charge during the first nine years after a contribution is made. Under certain circumstances, the withdrawal charge may be waived. In those cases where the withdrawal or surrender occurs within twelve months of any Credit Plus being applied, that Credit Plus will be recaptured in the same proportion as the withdrawal bears to the account value (for example, if 50% of account value is withdrawn, 50% of the Credit Plus will be recaptured).





ANNUITIZATION


In the case of the contract issued by Integrity, if an owner annuitizes during the first five years after issuance, the Credit Plus will be recaptured according to the following schedule:

                                              PERCENTAGE OF
                       CONTRACT YEAR     CREDIT PLUS RECAPTURED
                       -------------     ----------------------
                             1                    100%
                             2                     90%
                             3                     80%
                             4                     70%
                             5                     60%


REDUCTION OR ELIMINATION OF THE CONTINGENT WITHDRAWAL CHARGE

We can reduce or eliminate the contingent withdrawal charge for individuals or a group of individuals if we anticipate expense savings. We may do this based on the size and type of the group, the amount of the contribution, or whether there is some relationship with us. Examples of these relationships would include being an employee of Integrity or an affiliate, receiving distributions or making internal transfers from other contracts we issued, or transferring amounts held under qualified plans we or our affiliate sponsored. We won't unlawfully discriminate against any person or group if we reduce or eliminate the contingent withdrawal charge.

TRANSFER CHARGE

If you make more than twelve transfers among your Investment Options during one contract year, we will charge your account up to $20 for each additional transfer during that year. Transfer charges don't apply to transfers under (i) Dollar Cost Averaging, (ii) Customized Asset Rebalancing, or (iii) systematic transfers from the STO, nor do these transfers count toward the twelve free transfers you can make during a year.

HARDSHIP WAIVER


We can waive contingent withdrawal charges on full or partial withdrawal requests of $1,000 or more under a hardship circumstance. Any hardship withdrawal taken within 12 months of receiving a Credit Plus addition will be recaptured. Hardship circumstances include the owner's (1) confinement to a nursing home, hospital or long term care facility, (2) diagnosis of terminal illness with any medical condition that would result in death or total disability, and (3) unemployment. We can require reasonable notice and documentation including, but not limited to, a physician's certification and Determination Letter from a State Department of Labor. Some of the hardship circumstances listed above may not apply in some states, and, in other states, may not be available at all. The waivers of withdrawal charges apply to the owner, not to the Annuitant. If there are joint owners, the waivers apply to the primary owner. If no primary owner can be determined, the waivers will apply to the youngest owner.


TAX RESERVE

We can make a charge in the future for taxes or for reserves set aside for taxes, which will reduce the investment performance of the Variable Account Options.

SECTION 5 - TERMS OF YOUR VARIABLE ANNUITY

CONTRIBUTIONS UNDER YOUR CONTRACT

You can make contributions of at least $100 at any time up to the Annuitant's Retirement Date. Your first contribution, however, can't be less than $20,000. We have special rules for minimum contribution amounts for tax-favored retirement programs. See "Tax-Favored Retirement Programs" in the SAI.


We may limit the total contributions under a contract to $1,000,000 if you are under age 76 or to $250,000 if you are 76 or older. Once you reach ten (10) years before your Retirement Date, we may refuse to accept any contribution. Contributions may also be limited by various laws or prohibited by us for all Annuitants under the contract. If your contributions are made under a tax-favored retirement program, we won't measure them against the maximum limits set by law.


Contributions are applied to the various Investment Options you select and are used to pay annuity and death benefits. Each contribution is credited as of the date we have received (as defined below) at our Administrative

Office both the contribution and instructions for allocation among the Investment Options. Wire transfers of federal funds are deemed received on the day of transmittal if credited to our account by 3 p.m. Eastern Time, otherwise they are deemed received on the next Business Day. Contributions by check or mail are deemed received when they are delivered in good order to our Administrative Office.

You can change your choice of Investment Options at any time by writing to the Administrative Office. The request should indicate your contract number and the specific change, and you should sign the request. When the Administrative Office receives it, the change will be effective for any contribution that accompanies it and for all future contributions. See "Transfers" in Section 5.

YOUR ACCOUNT VALUE


Your Account Value reflects various charges. See Section 4, "Deductions and Charges." Annual deductions are made as of the last day of each contract year. Withdrawal charges, if applicable, are made as of the effective date of the transaction. Charges against our Separate Account are reflected daily and optional contract feature charges are reflected quarterly. Any amount allocated to a Variable Account Option will go up or down in value depending on the investment experience of that Option. If the Account Value goes below $1,000 we reserve the right to terminate the contract and surrender the policy for the Cash Value. We will notify the owner in advance and the owner will be given at least sixty (60) days top make additional contributions.


UNITS IN OUR SEPARATE ACCOUNT

Allocations to the Variable Account Options are used to purchase Units. On any given day, the value you have in a Variable Account Option is the Unit Value multiplied by the number of Units credited to you in that Option. The Units of each Variable Account Option have different Unit Values.


The number of Units purchased or redeemed (sold) in any Variable Account Option is calculated by dividing the dollar amount of the transaction by the Option's Unit Value, calculated as of the close of business that day. The number of Units for a Variable Account Option at any time is the number of Units purchased less the number of Units redeemed. The value of Units of Separate Account I fluctuates with the investment performance of the corresponding Portfolios, which in turn reflects the investment income and realized and unrealized capital gains and losses of the Portfolios, as well as the Portfolios' expenses. Your Unit Values also change because of deductions and charges we make to our Separate Account. The number of Units credited to you, however, won't vary due to changes in Unit Values. Units of a Variable Account Option are purchased when you allocate new contributions or transfer prior contributions to that Option. Units are redeemed when you make withdrawals or transfer amounts from a Variable Account Option. We also redeem Units to pay the death benefit when the Annuitant dies, to pay the annual administrative charge and to pay for optional contract features.


HOW WE DETERMINE UNIT VALUE

We determine Unit Values for each Variable Account Option at 4 p.m. Eastern Time on each Business Day. The Unit Value of each Variable Account Option in Separate Account I for any Business Day is equal to the Unit Value for the previous Business Day, multiplied by the NET INVESTMENT FACTOR for that Option on the current day. We determine a NET INVESTMENT FACTOR for each Option in Separate Account I as follows:

- First, we take the value of the shares belonging to the Option in the corresponding Portfolio at the close of business that day (before giving effect to any transactions for that day, such as contributions or withdrawals). For this purpose, we use the share value reported to us by the Portfolios.

- Next, we add any dividends or capital gains distributions by the Portfolio on that day.

- Then we charge or credit for any taxes or amounts set aside as a reserve for taxes.

- Then we divide this amount by the value of the amounts in the Option at the close of business on the last day that a Unit Value was determined (after giving effect to any transactions on that day).

- Finally, we subtract a daily asset charge for each calendar day since the last day that a Unit Value was determined (for example, a Monday calculation will include charges for Saturday and Sunday). The daily charge is an amount equal to an effective annual rate of 1.67% in contract years 1-9 and 1.15% for contract years 10 and beyond. This charge is for the mortality risk, administrative expenses and expense risk we assumed under the contract.


TRANSFERS


You may transfer your Account Value among the Variable Account Options and the QRO, subject to our transfer restrictions. You can't make a transfer into the STO.

Only two "round trips" are permitted through the QRO Account during any 12-month period. A "round trip" is a transfer from the QRO Account followed by a transfer back into the QRO Account within 30 days. We reserve the right to restrict further transfers into the QRO Account if you exceed this limit. This restriction does not apply to programs that systematically transfer money into or out of the QRO Account such as Dollar Cost Averaging, Asset Rebalancing, Systematic Transfer Programs or other related programs we may offer, unless we determine, in our sole discretion, that one of those programs is being used as a method of market timing or other abusive trading practice. We may modify or amend these transfer restrictions at any time and in our sole discretion.


The amount transferred must be at least $250 or, if less, the entire amount in the Investment Option. You have twelve free transfers during a contract year. After those twelve transfers, a charge of up to $20 will apply to each additional transfer during that contract year. No charge will be made for transfers under our Dollar Cost Averaging, Customized Asset Rebalancing, or Systematic Transfer programs, described in Section 9.

You may request a transfer by sending a written request directly to the Administrative Office. Each request for a transfer must specify the contract number, the amounts to be transferred and the Investment Options to and from which the amounts are to be transferred. Transfers may also be arranged through our telephone transfer service if a Personal Identification Number (PIN CODE) is maintained. We'll honor telephone transfer instructions from any person who provides correct identifying information and we aren't responsible for fraudulent telephone transfers we believe to be genuine according to these procedures. Accordingly, you bear the risk of loss if unauthorized persons make transfers on your behalf.

A transfer request is effective as of the Business Day it is received our Administrative Office. A transfer request doesn't change the allocation of current or future contributions among the Investment Options. Telephone transfers may be requested from 9:00 a.m. - 5:00 p.m., Eastern Time, on any day we're open for business. You'll receive the Variable Account Options' Unit Values as of the close of business on the day you call. Accordingly, transfer requests for Variable Account Options received after 4:00 p.m. Eastern Time (or the close of the New York Stock Exchange, if earlier) will be processed using Unit Values as of the close of business on the next Business Day after the day you call. All transfers will be confirmed in writing.

Transfer requests submitted by agents or market timing services that represent multiple policies will be processed not later than the next Business Day after the requests are received by our Administrative Office.

EXCESSIVE TRADING

We reserve the right to limit the number of transfers in any contract year or to refuse any transfer request for an owner or certain owners if: (a) we believe in our sole discretion that excessive trading by the owner or owners or a specific transfer request or group of transfer requests may have a detrimental effect on Unit Values or the share prices of the underlying mutual funds; or (b) we are informed by one or more of the underlying mutual funds that the purchase or redemption of shares is to be restricted because of excessive trading, or that a specific transfer or group of transfers is expected to have a detrimental effect on share prices of affected underlying mutual funds. We also have the right, which may be exercised in our sole discretion, to prohibit transfers occurring on consecutive Business Days.


We reserve the right to modify these restrictions or to adopt new restrictions at any time and in our sole discretion.

We will notify you or your designated representative if your requested transfer is not made. Current SEC rules preclude us from processing your request at a later date if it is not made when initially requested. ACCORDINGLY, YOU WILL NEED TO SUBMIT A NEW TRANSFER REQUEST IN ORDER TO MAKE A TRANSFER THAT WAS NOT MADE BECAUSE OF THESE LIMITATIONS.

SPECIFIC NOTICE REGARDING THE USE OF THIS ANNUITY FOR MARKET TIMING OF
INVESTMENTS

This contract is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the stock market. Any individual or legal entity that intends to engage in arbitrage, utilize market timing practices or make frequent transfers to take advantage of inefficiencies in mutual fund pricing should not purchase this contract. These abusive or disruptive transfers can have an adverse impact on management of a fund, increase fund expenses and affect fund performance.

Integrity Life Insurance Company has the following policies for transfers between Investment Options, which is designed to protect contract owners from abusive or disruptive trading activity:

-- You may submit 20 Investment Option transfers each contract year for each contract by U.S. Mail, Internet, telephone, Annuitrac, or facsimile.


-- Once these 20 Investment Option transfers have been executed in any contract year, we will require you to submit any additional Investment Option transfers only in writing by U.S. Mail or overnight delivery service. Transfer requests made by telephone or the Internet or sent by fax, same day mail or courier service will not be accepted, and on-line trading privileges will be suspended. If you want to cancel a written Investment Option transfer, you must also cancel it in writing by U.S Mail or overnight delivery service. We will process the cancellation request as of the day we receive it.


Upon reaching your next contract anniversary, you will again be provided with 20 Investment Option transfers. Investment Option transfers are non-cumulative and may not be carried over from year to year.

None of these restrictions are applicable to transfers made under our Dollar Cost Averaging program, Systematic Transfer Option program, Customized Asset Rebalancing program, or other related programs we may offer unless we determine, in our sole discretion, that one of those programs is being used as a method of market timing.

Integrity Life Insurance Company will continue to monitor transfer activity, and we may modify these restrictions at any time.

If Integrity Life Insurance Company determines, in its sole discretion, that an annuity policy may be used for market timing, we may refuse to accept any additional contributions to the policy.

WITHDRAWALS


You may make withdrawals as often as you wish subject to the 10% free withdrawal and contingent withdrawal charges. Each withdrawal must be at least $300. The money will be taken from your Investment Options pro rata, in the same proportion their value bears to your total Account Value. For example, if your Account Value is divided in equal 25% shares among four Investment Options, when you make a withdrawal, 25% of the money withdrawn will come from each of your Investment Options. You can tell us if you want your withdrawal handled differently. During the first nine years after contribution, there is a contingent withdrawal charge for any withdrawals other than free withdrawals (discussed below). The charge starts at 9% and decreases depending on the age of your contribution and is a percentage of contributions, not Account Value.


When you make a partial withdrawal, the total amount deducted from your Account Value will include the withdrawal amount requested plus any contingent withdrawal charges and any Market Value Adjustments. The total amount that you receive will be the total that you requested. Most of the withdrawals you make before you are 59 1/2 years old are subject to a 10% federal tax penalty. If your contract is part of a tax-favored retirement plan, the plan may limit your withdrawals. See "Tax Aspects of the Contract" in Section 8.

ASSIGNMENTS

If your contract isn't part of a tax-favored program, you may assign the contract before the Annuitant's Retirement Date. You can't, however, make a partial or collateral assignment. An assignment of the contract may have adverse tax consequences. See Section 8, "Tax Aspects of the Contract." We won't be bound by an assignment unless it is in writing and is received at our Administrative Office in a form acceptable to us.

ANNUITY BENEFITS


All annuity benefits under your contract are calculated as of the Retirement Date you select. You can change the Retirement Date by writing to the Administrative Office any time before the Retirement Date. The Retirement Date can't be later than your 100th birthday, or earlier if required by law. Contract terms applicable to various retirement programs, along with federal tax laws, establish certain minimum and maximum retirement ages.

Annuity benefits may be a lump sum payment or paid out over time. A lump sum payment will provide the Annuitant with the Cash Value under the contract shortly after the Retirement Date. The amount applied toward the purchase of an annuity benefit is the Account Value less any pro-rata annual administrative charge and any Credit Plus recapture that applies. However, the Cash Value will be the amount applied if the annuity benefit doesn't have a life contingency and either the term is less than five years or the annuity can be changed to a lump sum payment without a withdrawal charge.


ANNUITIES


Annuity benefits can provide for fixed payments, which may be made monthly, quarterly, semi-annually or annually. You can't change or redeem the annuity once payments have begun. For any annuity, the minimum initial payment must be at least $100 per period.


If you haven't already elected a lump sum payment or an annuity benefit, we'll send you a notice within six months before your Retirement Date outlining your options. If you fail to notify us of your benefit payment election before your Retirement Date, you'll receive a lump sum benefit.

We currently offer the following types of annuities:


A LIFE AND TEN YEARS CERTAIN ANNUITY is a fixed life income annuity with 10 years of payments guaranteed, funded through our General Account.

A PERIOD CERTAIN ANNUITY provides for fixed payments for a fixed period. The amount is determined by the period selected. If the Annuitant dies before the end of the period selected, the Annuitant's beneficiary can choose to receive the total present value of future payments in cash.

A PERIOD CERTAIN LIFE ANNUITY provides for fixed payments for at least the period selected and after that for the life of the Annuitant, or for the lives of the Annuitant and a joint Annuitant under a joint and survivor annuity. If the Annuitant (or the Annuitant and the joint Annuitant under a joint and survivor annuity) dies before the period selected ends, the remaining payments will go to the Annuitant's beneficiary.

A LIFE INCOME ANNUITY provides fixed payments for the life of the Annuitant, or until both the Annuitant and joint Annuitant die under a joint and survivor annuity.


FIXED ANNUITY PAYMENTS

Fixed annuity payments won't change and are based upon annuity rates provided in your contract. The size of payments will depend on the form of annuity that was chosen and, in the case of a life income annuity, on the Annuitant's age (or Annuitant and a joint annuitant in the case of a joint and survivor annuity) and sex (except under most tax-favored retirement programs). If our current annuity rates would provide a larger payment, those current rates will apply instead of the contract rates.

If the age or sex of an Annuitant has been misstated, any benefits will be those which would have been purchased at the correct age and sex. Any overpayments or underpayments made by us will be charged or credited with interest at the rate of 6% per year. If we have made overpayments because of incorrect information about age or sex, we'll deduct the overpayment from the next payment or payments due. We add underpayments to the next payment.


TIMING OF PAYMENT


We normally apply your Account Value less prorated annual administrative charges and recapture of Credit Plus, if applicable. to the purchase of an annuity within seven days after receipt of the required form at our Administrative Office. Our action can be delayed, however, for any period during which:


(1)  the New York Stock Exchange has been closed or trading on it is restricted;

(2) an emergency exists so that disposal of securities isn't reasonably practicable or it isn't reasonably practicable for a Separate Account fairly to determine the value of its net assets; or


(3) the SEC, by order, permits us to delay action to protect persons with interests in the Separate Account. We can delay payment of your Fixed Accounts for up to six months, and interest will be paid on any payment delayed for 30 days or more.

CREDIT PLUS

The Credit Plus feature provides that for each payment we receive from you in the first 12 months of the contract, we will automatically credit 5% of that payment to your Account Value. This means that if you contribute $50,000 to this annuity, we will credit your Account Value $2,500. There will be no additional charge for this feature. We may offer occasional specials where we may offer up to an 8% credit. However, the expenses for this contract will never be increased for such special offering. This credit is subject to recapture in certain circumstances. Please see Section 4 "Deductions and Charges" for more detail.

To recoup the cost of providing this feature, PINNACLEPLUS has higher mortality and expense charges and a longer surrender charge schedule than a similar annuity without the Credit Plus feature. Under some circumstances, these charges could be greater than the amount of the credit enhancement added to the contract. Integrity expects to make a profit from the charges associated with the Credit Plus feature.

If you expect to withdraw funds from the contract in excess of the free partial withdrawal provision or terminate the contract while there are surrender charges remaining, it may not be advantageous to purchase PIINACLEPLUS. Deposits into the contract after the first contract year do not receive a Credit Plus enhancement. These contributions will have the same withdrawal charge and mortality and expense risk charges as the deposits that receive a credit enhancement. Therefore, if you intend to make subsequent contributions after the first year into this annuity you may wish to consider another annuity.

Under certain circumstances, we will take back all or part of the Credit Plus amount credited to your account. This is known as recapture. Please see section 4 "Deductions and Charges - Recapture of Credit Plus."


STANDARD DEATH BENEFIT


We'll pay a death benefit to the Annuitant's surviving beneficiary (or beneficiaries, in equal shares) if the Annuitant dies before annuity payments have started. There are three different types of standard death benefits. One is for policies where the Annuitant is age 73 or younger when the contract is purchased. The second is for policies where the Annuitant is between age 74 and
80. The third is for policies where the Annuitant is 81 or older. The reductions in the death benefit for withdrawals will be calculated on a pro-rata basis with respect to Account Value at the time of withdrawal.

FOR CONTRACTS WHERE THE ISSUE AGE IS 73 YEARS OLD OR YOUNGER:

If the Annuitant dies in the first seven years after the contract is issued, the death benefit is the greater of:

     a.   Total Customer Contributions minus an adjustment for withdrawals; or
     b.   current Account Value.

At the end of seven years, the death benefit automatically becomes the greater of current Account Value or Total Customer Contributions, minus withdrawals. This is the minimum death benefit.


If the Annuitant dies more than seven years after the date of issue, the death benefit is the greater of:

     a. minimum death benefit plus subsequent contributions, minus an adjustment for subsequent withdrawals; or
     b.   current Account Value.

FOR CONTRACTS WHERE THE ISSUE AGE IS BETWEEN 74 AND 80 YEARS OLD:


The death benefit is the greater of:

a.  Total Customer Contributions minus and adjustment for withdrawals; or
b.  current Account Value.

FOR CONTRACT WHERE THE ISSUE AGE IS 81 YEARS OLD OR OLDER:

The death benefit is the current Account Value.

When due proof of death is received within 12 months of a Credit Plus being added to the contract, a recapture will apply. However, this recapture will never allow the death benefit to decrease below the Total Customer Contributions minus an adjustment for withdrawals. Please see Section 4 "Recapture of Credit Plus" For more details on the Credit Plus recapture.


Death benefits and benefit distributions required because of a separate owner's death can be paid in a lump sum or as an annuity. If a benefit option hasn't been selected for the beneficiary at the Annuitant's death, the beneficiary can select an option.

The owner selects the beneficiary of the death benefit. An owner may change beneficiaries by sending the appropriate form to the Administrative Office. If an Annuitant's beneficiary doesn't survive the Annuitant, then the death benefit is generally paid to the Annuitant's estate. A death benefit won't be paid after the Annuitant's death if there is a contingent Annuitant. In that case, the contingent Annuitant becomes the new Annuitant under the contract.

HOW YOU MAKE REQUESTS AND GIVE INSTRUCTIONS

When you write to our Administrative Office, use the address on the cover page of this prospectus. We can't honor your request or instruction unless it's proper and complete. Whenever possible, use one of our printed forms, which may be obtained from our Administrative Office.

SECTION 6 - OPTIONAL CONTRACT FEATURES

For an additional charge, the following options are available to contract purchasers. These options must be elected at the time of application and will replace or supplement standard contract benefits. Charges for the optional benefits are in addition to the standard variable account charges. Be sure you understand the charges. Carefully consider whether you need the benefit. Also consider whether you can buy the benefit more cheaply as part of the variable annuity or with a separate policy.

OPTIONAL DEATH BENEFIT


For issue ages up to and including age 75, the death benefit will be the greater of:

     a. highest account value on any contract anniversary before age 81, plus any subsequent contributions, minus any subsequent withdrawals; or

     b.   the standard contract death benefit.

This option is not available for issue ages of 76 or older.

The fee for this option is .20% annually and is assessed for the life of the contract. The fee is assessed quarterly.


When due proof of death is received within 12 months of a Credit Plus being added to the contract, a recapture will apply. However, this recapture will never allow the death benefit to decrease below the Total Customer Contributions minus an adjustment for withdrawals. Please see Section 4 "Recapture of Credit Plus" For more details on the Credit Plus recapture.


ENHANCED EARNINGS BENEFIT

The Enhanced Earnings Benefit ("EEB") is an optional death benefit where a percentage of the Gain in the contract is paid in addition to the standard or any optional death benefit. If there is a Gain in the contract when Integrity receives proof of the Annuitant's death, Integrity will pay up to an additional 40% of the Gain as an additional death benefit. This additional benefit is intended to help offset potential income tax payments made by your beneficiaries. The maximum available benefit is 150% of the Net Premium. If there is no Gain, no EEB benefit will be paid. The following is an example of how the EEB would work:

$100,000 Total Customer Contributions
$125,000 Account Value upon receipt of proof of death.
Assume a 40% benefit based on issue age.

Gain = $25,000 ($125,000-$100,000 = $25,000)

EEB Benefit Paid = $10,000 ($25,000 X 40%)

Please See Appendix E for additional examples of how the EEB works with other contract features.

The EEB is an optional death benefit and is available at an additional cost. The EEB must be selected at the time the contract is initially purchased and may not be cancelled once it is selected. The EEB automatically terminates upon annuitization or contract surrender. The cost and availability of the EEB is dependent upon the Annuitant's age at issue. The following chart summarizes the different costs and benefits.

   ISSUE AGE     BENEFIT PAID      ANNUAL COST*
   ---------     ------------      -----------
       0-59         40% of Gain       .20%
       60-69        40% of Gain       .40%
       70-79        25% of Gain       .50%
       80 +         Not Available     Not Available

* Integrity will assess the cost of the benefit on a calendar quarter basis against both the Fixed Accounts and Variable Account Options.

All Total Customer Contributions received in the first seven (7) contract years will be included for purposes of calculating the EEB payment. Total Customer Contributions received after the seventh (7th) contract anniversary will not be included in calculating the maximum EEB benefit until they have been in the contract for 6 months. MONIES RECEIVED FROM EXCHANGED CONTRACTS SHALL BE TREATED AS PREMIUM FOR PURPOSES OF THE EEB RIDER AND DETERMINATION OF THE BENEFIT PAID. THE GAIN IN THE EXCHANGED CONTRACT WILL NOT BE CARRIED OVER TO THE NEW CONTRACT FOR PURPOSES OF CALCULATING THE EEB BENEFIT. IT WILL BE CARRIED OVER FOR PURPOSES OF INCOME TAX OR EXCLUSION ALLOWANCE CALCULATIONS.

Based on our current interpretation of the tax law, the additional benefit provided by the EEB will be treated as earnings of the contract and subject to income taxes upon distribution. You may wish to consult your tax, legal adviser or investment professional to determine if the EEB will be of benefit to you or your beneficiaries.


A SPECIAL NOTE IF YOU ARE PURCHASING THIS ANNUITY FOR USE AS AN IRA:

IF YOU ARE PURCHASING THIS CONTRACT AS AN IRA AND ARE ELECTING THE EEB RIDER THERE IS NO ASSURANCE THAT THE CONTRACT WILL MEET THE QUALIFICATION REQUIREMENTS FOR AN IRA. YOU WILL WANT TO CONSIDER CAREFULLY SELECTING THE EEB OPTION IF THIS CONTRACT IS AN IRA. CONSULT YOUR TAX OR LEGAL ADVISOR IF YOU ARE CONSIDERING USING THE EEB WITH AN IRA. THE CONTRACT OWNER BEARS THE RISK OF ANY ADVERSE TAX CONSEQUENCES.




Not all death benefit options may be available in all states.

SECTION 7 - VOTING RIGHTS

PORTFOLIO VOTING RIGHTS

We are the legal owner of the shares of the Portfolios held by Separate Account I and, therefore, have the right to vote on certain matters. Among other things, we may vote to elect a Portfolio's Board of Directors, to ratify the selection of independent auditors for a Portfolio, and on any other matters described in a Portfolio's current prospectus or requiring a vote by shareholders under the 1940 Act.

Whenever a shareholder vote is taken, we give you the opportunity to tell us how to vote the number of shares purchased as a result of contributions to your contract. We'll send you Portfolio proxy materials and a form for giving us voting instructions.


If we don't receive instructions in time from all owners, we'll vote shares in a Portfolio for which we have not received instructions in the same proportion as we vote shares for which we have received instructions. Under eligible deferred compensation plans and certain qualified plans, your voting instructions must be sent to us indirectly, through your employer, but we aren't responsible for any failure by your employer to solicit your instructions or to send your instructions to us. We'll vote any Portfolio shares that we're entitled to vote directly, because of amounts we have accumulated in Separate Account I, in the same proportion that other owners vote. If the Federal securities laws or regulations or interpretations of them change so that we're permitted to vote shares of a Portfolio on our behalf or to restrict owner voting, we may do so.


HOW WE DETERMINE YOUR VOTING SHARES

You vote only on matters concerning the Portfolios in which your contributions are invested. We determine the number of Portfolio shares in each Variable Account Option under your contract by dividing your Account Value allocated to that Option by the net asset value of one share of the corresponding Portfolio on the record date set by a Portfolio's Board for its shareholders' meeting. For this purpose, the record date can't be more than 60 days before the meeting of a Portfolio. We count fractional shares. After annuity payments have commenced, voting rights are calculated in a similar manner based on the actuarially determined value of your interest in each Variable Account Option.

HOW PORTFOLIO SHARES ARE VOTED


All Portfolio shares are entitled to one vote; fractional shares have fractional votes. Voting is on a Portfolio-by-Portfolio basis, except for certain matters (for example, election of Directors) that require collective approval. On matters where the interests of the individual Portfolios differ, the approval of the shareholders in one Portfolio isn't needed to make a decision in another Portfolio. To the extent shares of a Portfolio are sold to separate accounts of other insurance companies, the shares voted by those companies according to instructions received from their contract holders will dilute the effect of voting instructions received by us from its owners.

SEPARATE ACCOUNT VOTING RIGHTS

Under the 1940 Act, certain actions (such as some of those described under "Changes in How We Operate" in Section 2) may require owner approval. In that case, you'll be entitled to a number of votes based on the value you have in the Variable Account Options, as described above under "How We Determine Your Voting Shares." We'll cast votes attributable to amounts we have in the Variable Account Options in the same proportions as votes cast by owners.

SECTION 8 - TAX ASPECTS OF THE CONTRACT

INTRODUCTION

The effect of federal income taxes on the amounts held under a contract, on annuity payments, and on the economic benefits to the owner, Annuitant, and the beneficiary or other payee may depend on several factors. These factors may include Integrity's tax status, the type of retirement plan, if any, for which the contract is purchased, and the tax and employment status of the individuals concerned.

The following discussion of the federal income tax treatment of the contract isn't designed to cover all situations and isn't intended to be tax advice. It is based upon our understanding of the federal income tax laws as currently interpreted by the Internal Revenue Service (IRS) and various courts. We cannot guarantee that the IRS or the courts won't change their views on the treatment of these contracts. Future legislation could affect annuity contracts adversely. Moreover, we have not attempted to consider any applicable state or other tax laws. Because of the complexity of tax laws and the fact that tax results will vary according to particular circumstances, anyone considering the purchase of a contract, selecting annuity payments under the contract, or receiving annuity payments under a contract should consult a qualified tax adviser. INTEGRITY DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS, FEDERAL, STATE, OR LOCAL, OF ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACT.

YOUR CONTRACT IS AN ANNUITY

Under federal tax law, anyone can purchase an annuity with after-tax dollars. Earnings under the contract won't generally be taxed until you make a withdrawal. An individual (or employer) may also purchase the annuity to fund a tax-favored retirement program (contributions are with pre-tax dollars), such as an IRA or qualified plan. Finally, an individual (or employer) may purchase the annuity to fund a Roth IRA (contributions are with after-tax dollars and earnings may be excluded from taxable income at distribution).

This prospectus covers the basic tax rules that apply to an annuity purchased directly with after-tax dollars (a nonqualified annuity), and some of the special tax rules that apply to an annuity purchased to fund a tax-favored retirement program (a qualified annuity). A qualified annuity may restrict your rights and benefits to qualify for its special treatment under federal tax law.

TAXATION OF ANNUITIES GENERALLY


Section 72 of the Internal Revenue Code of 1986, as amended (the CODE) governs the taxation of annuities. In general, contributions you put into the annuity (your "basis" or "investment" in the contract) will not be taxed when you receive the amounts back in a distribution. Please note that under current tax law, any credit received from the Credit Plus will be treated as earnings or gain on the contract and not as basis or investment in the contract. Also, an owner generally isn't taxed on the annuity's earnings (increases in Account Value) until some form of withdrawal or distribution is made under the contract. However, under certain circumstances, the increase in value may be subject to current federal income tax. For example, corporations, partnerships, trusts and other non-natural persons can't defer tax on the annuity's income unless an exception applies. In addition, if an owner transfers an annuity as a gift to someone other than a spouse (or former spouse), all increases in the Account Value are taxed at the time of transfer. The assignment or pledge of any portion of the value of a contract is treated as a taxable distribution of that portion of the value of the contract.

You can take withdrawals from the contract or you can wait to annuitize it when the Annuitant reaches a certain age. The tax implications are different for each type of distribution. Section 72 of the Code states that the proceeds of a full or partial withdrawal from a contract before annuity payments begin are treated first as taxable income, but only to the extent of the increase of the Account Value. The rest of the withdrawal, representing your basis in the annuity, is not taxable. Generally, the investment or basis in the contract equals the contributions made by you or on your behalf, minus any amounts previously withdrawn that weren't treated as taxable income. Special rules may apply if the contract includes contributions made before August 14, 1982 that were rolled over to the contract in a tax-free exchange.

If you take annuity payments over the lifetime of the Annuitant, part of each payment is considered to be a tax-free return of your investment. This tax-free portion of each payment is determined using a ratio of the owner's investment to his or her expected return under the contract (exclusion ratio). The rest of each payment will be ordinary income. When all of these tax-free portions add up to your investment in the annuity, future payments are entirely ordinary income. If the Annuitant dies before recovering the total investment, a deduction for the remaining basis will generally be allowed on the owner's final federal income tax return.


We may be required to withhold federal income taxes on all distributions unless the eligible recipients elect not to have any amounts withheld and properly notify us of that election.

The taxable portion of a distribution is taxed at ordinary income tax rates. In addition, you may be subject to a 10% penalty on the taxable portion of a distribution unless it is:

     (1)  on or after the date on which the taxpayer attains age 59 1/2;
     (2)  as a result of the owner's death;
     (3) part of a series of "substantially equal periodic payments" (paid at least annually) for the life (or life expectancy) of the taxpayer or joint lives (or joint life expectancies) of the taxpayer and beneficiary;
     (4)  a result of the taxpayer becoming disabled within the meaning of Code
          Section 72(m)(7);
     (5) from certain qualified plans (note, however, other penalties may apply);
     (6) under a qualified funding asset (as defined in Section 130(d) of the Code);
     (7) purchased by an employer on termination of certain types of qualified plans and held by the employer until the employee separates from service;
     (8)  under an immediate annuity as defined in Code Section 72(u)(4);
     (9)  for the purchase of a first home (distribution up to $10,000);
     (10) for certain higher education expenses; or
     (11) to cover certain deductible medical expenses.

     Please note that items (9), (10) and (11) apply to IRAs only.

Any withdrawal provisions of your contract will also apply. See "Withdrawals" in
Section 5.

All annuity contracts issued by us or our affiliates to one Annuitant during any calendar year are treated as a single contract in measuring the taxable income that results from surrenders and withdrawals under any one of the contracts.

DISTRIBUTION-AT-DEATH RULES

Under Section 72(s) of the Code, in order to be treated as an annuity, a contract must provide the following distribution rules: (a) if any owner dies on or after the date the annuity starts and before the entire interest in the contract has been distributed, then the rest of that annuity must be distributed at least as quickly as the method in effect when the owner died; and (b) if any owner dies before the date the annuity starts, the entire contract must be distributed within five years after the owner's death. However, any interest that is payable to a beneficiary may be annuitized over the life of that beneficiary, as long as distributions begin within one year after the owner dies. If the beneficiary is the owner's spouse, the contract (along with the deferred tax status) may be continued in the spouse's name as the owner.

SPOUSAL CONTINUATION


Upon the death of a spouse, the Internal Revenue Code allows a surviving spouse to continue the annuity contract. The policy must be structured properly with the surviving spouse listed as the sole owner's beneficiary. If the surviving spouse is also the sole Annuitant's beneficiary, and the owner and Annuitant are the same person, we will adjust the continued policy's Account Value to the same amount that would have been paid to the surviving spouse had they taken a lump sum distribution. For example, if the account value on the date we receive due proof of death was $100,000, but we would have paid out a death benefit of $115,000, the surviving spouse's policy will continue with a $115,000 Account Value. Please note that if we receive due proof of death of the Annuitant within 12 months following the date a Credit Plus amount was credited to the contract, we will recapture that Credit Plus amount. However, we will not pay a death benefit less than the Standard Death Benefit. Please see section 5 "Standard Death Benefit" for details.

For example, assume the initial contribution was $100,000 and it received a 5% Credit Plus, or $5,000. The Account Value on the date we receive due proof of death is $106,000 and the standard death benefit is $100,000, the surviving spouse's policy will continue with a $101,000 Account Value. This is because the $5,000 Credit Plus is recaptured by the company. Assume now that the Account Value is $99,000 and the standard death benefit is $100,000. In this case the surviving spouses policy will continue with a $100,000 Account Value.

In all cases, if the surviving spouse is continuing an annuity policy purchased from us, any remaining withdrawal charges will be waived on the continued annuity contract and the base contract mortality and expense charges will be reduced to 1.15% or less. The surviving spouse continues the policy with its tax deferred earnings and may make any changes to the policy allowed under the contract. Please be aware that not all contract features that were available on the initial policy purchased from us will be available on the continued contract. There may also be a higher charge for the same contract feature if the surviving spouse's attained age is different than that of the initial purchasing spouse. Certain investment options or administrative programs, including but not limited to the STO, QRO or any discontinued Variable Account Options, may not be available on the continued contract. We reserve the right at any time to make changes to continued contracts that are permitted by law.

When the surviving spouse dies, a second death benefit may be paid. At this time, the annuity contract may be extended, subject to the restrictions of the Internal Revenue Code. No optional contract features shall be available on these policies. Certain investment options or administrative programs, including but not limited to the STO, QRO or any discontinued Variable Account Options, may not be available on these extended contracts. We reserve the right at any time to make changes to extended contracts that are permitted by law.

Annuity policies that are being continued with us, but were not purchased from us initially, will be treated as new policies. This means that all surrender charges will be applicable. Any withdrawals in excess of the free withdrawal amount or Minimum Required Distributions will be subject to withdrawal charges and any other applicable charges.


DIVERSIFICATION STANDARDS

We manage the investments in the annuities under Section 817(h) of the Code to ensure that you will be taxed as described above

TAX FAVORED RETIREMENT PROGRAMS

An owner can use this annuity with certain types of retirement plans that receive favorable tax treatment under the Code. Numerous tax rules apply to the participants in these qualified plans and to the contracts used in connection with those qualified plans. These tax rules vary according to the type of plan and the terms and conditions of the plan itself. Owners, Annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. In addition, loans from qualified contracts, where allowed, are subject to a variety of limitations, including restrictions on the amount that may be borrowed, the duration of the loan, and repayment of the loan. (Owners should always consult their tax advisors and retirement plan fiduciaries before taking any loans from the plan.) Also, special rules apply to the time at which distributions must begin and the form in which the distributions must be paid. The SAI contains general information about the use of contracts with the various types of qualified plans.




INHERITED IRAS

This policy may be issued as an inherited IRA. This occurs if, after the death of the owner of an IRA, the named beneficiary (other than the IRA owner's spouse) directs that the IRA death proceeds be transferred to a new policy issued and titled as an inherited IRA. The named beneficiary of the original IRA policy will become the annuitant under the inherited IRA and may generally exercise all rights under the inherited IRA policy, including the right to name his or her own beneficiary in the event of death.

Special tax rules apply to an inherited IRA, The tax law does not permit additional premiums to be contributed to an inherited IRA policy. Also, in order to avoid certain income tax penalties, a minimum required distribution ("MRD") must be withdrawn each year from an inherited IRA. The first MRD must be taken on or before December 31 of the calendar year following the year of the original IRA owner's death. The tax penalty equals 50% of the excess of the MRD amount over the amounts, if any, actually withdrawn form the inherited IRA during the calendar year.

ANNUITIES IN QUALIFIED PLANS


Other investment vehicles, such as IRAs and employer sponsored 401(k) plans, also may provide you with tax deferred growth and other tax advantages. For most investors, it will be advantageous to make maximum allowable contributions to IRAs and 401(k) plans before investing in a variable annuity. In addition, if you are investing in a variable annuity through a tax-advantaged retirement plan (such as a 401(k) or IRA), you will get no additional tax advantage from the variable annuity. Under these circumstances, consider buying a variable annuity only if it makes sense because of the annuity's other features, such as lifetime income payments and death benefit protection. This contract has enhanced death benefits. THE IRS HAS NOT RULED WHETHER AN ENHANCED DEATH BENEFIT COULD BE CHARACTERIZED AS AN INCIDENTAL BENEFIT, THE AMOUNT OF WHICH IS LIMITED IN A CODE
SECTION 401(a) OR 403(b) PLAN. AN EMPLOYER OR QUALIFIED PLAN ADMINISTRATOR MAY WANT TO CONSULT THEIR TAX OR LEGAL ADVISER REGARDING SUCH LIMITATIONS BEFORE USING AN ANNUITY WITH AN ENHANCED DEATH BENEFIT IN ONE OF THESE PLANS.


FEDERAL AND STATE INCOME TAX WITHHOLDING

Certain states have indicated that pension and annuity withholding will apply to payments made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. For more information concerning a particular state, call our Administrative Office at the toll-free number.




IMPACT OF TAXES ON INTEGRITY

The contract allows us to charge the Separate Account for taxes. We can also set up reserves for taxes.

TRANSFERS AMONG INVESTMENT OPTIONS

Under the current tax law there won't be any tax liability if you transfer any part of the Account Value among the Investment Options of your contract.




SECTION 9 - ADDITIONAL INFORMATION

SYSTEMATIC WITHDRAWALS


We offer a program that allows you to pre-authorize periodic withdrawals from your contract before your Retirement Date. You can choose to have withdrawals made monthly, quarterly, semi-annually or annually and can specify the day of the month (other than the 29th, 30th or 31st) on which the withdrawal is made. You may specify a dollar amount for each withdrawal, an annual percentage to be withdrawn or request to receive your free amount. The minimum systematic withdrawal currently is $100. You may also specify an account for direct deposit of your systematic withdrawals. To enroll under our Systematic Withdrawal Program, send the appropriate form to our Administrative Office. Withdrawals may begin one Business Day after we receive the form. You may terminate your participation in the program upon one day's prior written notice, and we may end or change the Systematic Withdrawal Program at any time. If on any withdrawal date you don't have enough money in your accounts to make all of the withdrawals you have specified, no withdrawal will be made and your enrollment in the program will be ended.

Amounts you withdraw under the systematic withdrawal program may be within the free withdrawal amount. If so, we won't deduct a contingent withdrawal charge. See "Contingent Withdrawal Charge" in Section 4. AMOUNTS

WITHDRAWN UNDER THE SYSTEMATIC WITHDRAWAL PROGRAM GREATER THAN THE FREE WITHDRAWAL AMOUNT WILL BE SUBJECT TO A CONTINGENT WITHDRAWAL CHARGE AND CREDIT PLUS RECAPTURE. WITHDRAWALS ALSO MAY BE SUBJECT TO THE 10% FEDERAL TAX PENALTY FOR EARLY WITHDRAWAL AND TO INCOME TAXATION. See Section 8, "Tax Aspects of the Contract."


INCOME PLUS WITHDRAWAL PROGRAM

We offer an Income Plus Withdrawal Program that allows you to pre-authorize equal periodic withdrawals, based on your life expectancy, from your contract before you reach age 59 1/2. You won't have to pay any tax penalty for these withdrawals, but they will be subject to ordinary income tax. See "Taxation of Annuities Generally," in Section 7. Once you begin receiving distributions, they shouldn't be changed or stopped until the later of:

-    the date you reach age 59 1/2; or
-    five years from the date of the first distribution.

If you change or stop the distribution or take an additional withdrawal, you may have to pay a 10% penalty tax that would have been due on all prior distributions made under the Income Plus Withdrawal Program, plus any interest.

You can choose the Income Plus Withdrawal Program at any time if you're younger than 59 1/2. You can elect this option by sending the election form to our Administrative Office. You can choose to have withdrawals made monthly, quarterly, semi-annually or annually and can specify the day of the month (other than the 29th, 30th or 31st) on which the withdrawal is made. We'll calculate the amount of the distribution under a method you select, subject to a minimum, which is currently $100. You must also specify an account for direct deposit of your withdrawals.

To enroll in our Income Plus Withdrawal Program, send the appropriate form to our Administrative Office. Your withdrawals will begin at least one Business Day after we receive your form. You may end your participation in the program upon seven Business Days prior written notice, and we may end or change the Income Plus Withdrawal Program at any time. If on any withdrawal date you don't have enough money in your accounts to make all of the withdrawals you have specified, no withdrawal will be made and your enrollment in the program will end. This program isn't available in connection with the Systematic Withdrawal Program, Dollar Cost Averaging, or Systematic Transfer Option.


If you haven't used up your free withdrawals in any given contract year, amounts you withdraw under the Income Plus Withdrawal Program may be within the free withdrawal amount. If they are, no contingent withdrawal charge will be taken. See "Contingent Withdrawal Charge" in Section 4. AMOUNTS WITHDRAWN UNDER THE INCOME PLUS WITHDRAWAL PROGRAM IN EXCESS OF THE FREE WITHDRAWAL AMOUNT WILL BE SUBJECT TO A CONTINGENT WITHDRAWAL CHARGE.





DOLLAR COST AVERAGING


We offer a Dollar Cost Averaging program under which we transfer contributions allocated to the Money Market portfolio to one or more other Variable Account Options on a monthly, quarterly, semi-annual or annual basis. You must tell us how much you want to be transferred into each Variable Account Option. The current minimum transfer to each Option is $250. We won't charge a transfer charge under our Dollar Cost Averaging program, and these transfers won't count towards the twelve free transfers you may make in a contract year.

To enroll under our dollar cost averaging program, send the appropriate form to our Administrative Office. You may end your participation in the program upon one day's prior written notice, and we may end or change the Dollar Cost Averaging program at any time. If you don't have enough money in the Money Market portfolio to transfer to each Variable Account Option specified, no transfer will be made and your enrollment in the program will end.


SYSTEMATIC TRANSFER PROGRAM


We also offer a Systematic Transfer Program under which we transfer contributions allocated to the STO to one or more other Investment Options on a monthly or quarterly basis, as you determine. See Section 3, "Systematic

Transfer Option." We'll transfer your STO contributions in approximately equal installments of at least $1,000 over either a six-month or one-year period, depending upon the option you select. If you don't have enough money in the STO to transfer to each Option specified, a final transfer will be made on a pro rata basis and your enrollment in the program will end. Any money still in the STO at the end of the period during which transfers are scheduled to be made will be transferred at the end of that period on a pro rata basis to the Options you chose for this program. There is no charge for transfers under this program, and these transfers won't count towards the twelve free transfers you may make in a contract year.


To enroll under our systematic transfer program, send the appropriate form to our Administrative Office. We can end the systematic transfer program in whole or in part, or restrict contributions to the program. This program may not be available in some states.

CUSTOMIZED ASSET REBALANCING


We offer a Customized Asset Rebalancing program that allows you to determine how often rebalancing occurs. You can choose to rebalance monthly, quarterly, semi-annually or annually. The value in the Variable Account Options and QRO will automatically be rebalanced by transfers among your Investment Options, and you will receive a confirmation notice after each rebalancing. Transfers will occur only to and from those Variable Account Options where you have current contribution allocations. We won't charge a transfer charge for transfers under our Customized Asset Rebalancing program, and they won't count towards your twelve free transfers.





To enroll in our Customized Asset Rebalancing program, send the appropriate form to our Administrative Office. You should be aware that other allocation programs, such as dollar cost averaging, as well as transfers and withdrawals that you make, may not work with the Customized Asset Rebalancing program. You should, therefore, monitor your use of other programs, transfers, and withdrawals while the Customized Asset Rebalancing program is in effect. You may terminate your participation in the program upon one day's prior written notice, and we may terminate or change the Customized Asset Rebalancing program at any time.

SYSTEMATIC CONTRIBUTIONS

We offer a program for systematic contributions that allows you to pre-authorize monthly, quarterly, or semi-annual withdrawals from your checking account to make your contributions. To enroll in this program, send the appropriate form to our Administrative Office. You or we may end your participation in the program with 30 days' prior written notice. We may end your participation if your bank declines to make any payment. The minimum amount for systematic contributions is $100 per month.




LEGAL PROCEEDINGS

Integrity is a party to litigation and arbitration proceedings in the ordinary course of its business. None of these matters is expected to have a material adverse effect on Integrity.


TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

Part 1 - Integrity and Custodian
Part 2 - Distribution of the Contracts
Part 3 - Performance Information
Part 4 - Determination of Accumulation Values
Part 5 - Tax Favored Retirement Programs
Part 6 - Financial Statements

If you would like to receive a copy of the Statement of Additional Information, please write our administrative offices at:

Integrity Life Insurance Company
P.O. Box 740074
Louisville, KY 40201-0074
ATTN: Request for SAI of Separate Account I (PINNACLEPLUS)

APPENDIX A

FINANCIAL INFORMATION FOR SEPARATE ACCOUNT I


No unit values are included for the Investment Options funds because as of December 31, 2002 those sub-accounts had not begun operations in Separate Account I.

APPENDIX B

The following are some additional examples of how the Enhanced Earnings Benefit ("EEB") will be calculated and paid along with other contract features.

EEB

     $100,000 deposit
     5% Added Value Credit = $5,000 (This is immediately credited to the
       Account Value)
     Assume a 40% benefit based on issue age
     Standard Death Benefit
     No Withdrawals

     Net Premium = $100,000
     Account Value upon presentation of proof of death = $105,000
     Gain = $5,000 ($105,000 - $100,000)
     EEB Benefit = $2,000 (40% X $5,000)
     Total Payments to Beneficiary = $107,000 ($105,000 + $2,000)

EEB with Optional Death Benefit

     Net Premium = $50,000
     Account Value upon presentation of proof of death = $60,000
     Highest Anniversary Value = $70,000
     Gain = $10,000 ($60,000 - $50,000)
     Assume a 40% benefit based on issue age
     EEB Benefit = $4,000 (40% X $10,000)
     Total Payment to Beneficiaries $74,000 ($70,000 + $4,000)

                       STATEMENT OF ADDITIONAL INFORMATION

                                  JULY 15, 2003

                                       FOR

                                ANNUICHOICE PLUS

                        FLEXIBLE PREMIUM VARIABLE ANNUITY

                                    ISSUED BY

                        INTEGRITY LIFE INSURANCE COMPANY

                                       AND

                      FUNDED THROUGH ITS SEPARATE ACCOUNT I


                                TABLE OF CONTENTS

                                                                            PAGE
Part 1 - Integrity and Custodian                                              2
Part 2 - Distribution of the Contracts                                        2
Part 3 - Performance Information                                              3
Part 4 - Determination of Accumulation Values                                 7
Part 5 - Tax Favored Retirement Programs                                      7
Part 6 - Financial Statements                                                 9

This Statement of Additional Information (SAI) is not a prospectus. It should be read in conjunction with the prospectus for the contracts, dated July 15, 2003. For definitions of special terms used in the SAI, please refer to the prospectus.

A copy of the prospectus to which this SAI relates is available at no charge by writing the Administrative Office at Integrity Life Insurance Company ("Integrity"), P.O. Box 740074, Louisville, Kentucky 40201-0074, or by calling 1-800-325-8583.

PART 1 - INTEGRITY AND CUSTODIAN

Integrity Life Insurance Company is an Ohio stock life insurance company organized in 1966 that sells life insurance and annuities. Its principal executive offices are located at 551 West Market Street, Louisville, Kentucky 40202. Integrity, the depositor of Separate Account I, is a wholly owned subsidiary of The Western and Southern Life Insurance Company ("W&S"), a mutual life insurance company originally organized under the laws of the State of Ohio on February 23, 1888. Until March 3, 2000, Integrity was an indirect wholly owned subsidiary of ARM Financial Group, Inc. ("ARM").

In 2001 Integrity provided all management services of Separate Account I and no longer pays management services fees to a third party. Prior to that, ARM provided substantially all of the services required to be performed on behalf of Separate Account I since 1994. Total fees paid to ARM by Integrity for management services, including services applicable to the Registrant, in 1997 were $19,307,552, in 1998 were $27,158,002, in 1999 were $32,545,978 and in 2000 were $3,001,867.

Integrity is the custodian for the shares of the Funds owned by the Separate Account. The Funds' shares are held in book-entry form.

Reports and marketing materials, from time to time, may include information concerning the rating of Integrity, as determined by A.M. Best Company, Moody's Investor Service, Standard & Poor's Corporation, Duff & Phelps Corporation, or other recognized rating services. Integrity is currently rated "A+" (Superior) by A.M. Best Company, "AAA" (Extremely Strong) by Standard & Poor's Corporation, "Aa2" (Excellent) by Moody's Investors Service, Inc., and "AAA" (Highest) by Duff and Phelps Credit Rating Company. However, Integrity doesn't guarantee the investment performance of the portfolios, and these ratings don't reflect protection against investment risk.

TAX STATUS OF INTEGRITY

Integrity is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code of 1986, as amended (the CODE). Since the Separate Account isn't a separate entity from Integrity and its operations form a part of Integrity, it isn't taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains on the assets of the Separate Account are reinvested and taken into account in determining the accumulation value. Under existing federal income tax law, the Separate Account's investment income, including realized net capital gains, isn't taxed to Integrity. Integrity can make a tax deduction if federal tax laws change to include these items in our taxable income.

PART 2 - DISTRIBUTION OF THE CONTRACTS

Touchstone Securities, Inc. ("Touchstone Securities"), 221 East Fourth Street, Suite 300, Cincinnati, Ohio 45202, and indirect subsidiary of W&S and an affiliate of Integrity, is the principal underwriter of the contracts. Touchstone Securities is registered with the SEC as a broker-dealer and is a member in good standing of the National Association of Securities Dealers, Inc. The contracts are offered through Touchstone Securities on a continuous basis.

We generally pay a maximum distribution allowance of 7.5% of initial contribution and 7% of additional contributions, plus .50% trail commission paid on Account Value after the 8th Contract Year. The amount of distribution allowances paid to Touchstone Securities, the principal underwriter, was $17,435,358 in 2001. The amount of distribution allowances paid to Touchstone Securities Between March 3, 2000 and December 31, 2000 was $844,084. The amount of distribution allowances paid to ARM securities Corporation, the principal underwriter for the contract prier to March 3, 2000, was $124,155 for the year ended December 31, 2000, $2,933,356 for the year ended December 31, 1999, $7,795,349 for the year ended December 31, 1998, and $6,750,503 for the year ended December 31, 1997. Integrity may from time to time pay or allow additional promotional incentives, in the form of cash or other compensation, to broker-dealers that sell contracts. In some instances, those types of incentives may be offered only to certain broker-dealers that sell or are expected to sell certain minimum amounts of the contracts during specified time periods.

PART 3 - PERFORMANCE INFORMATION

Each Variable Account Option may from time to time include the Average Annual Total Return, the Cumulative Total Return, and Yield of its shares in advertisements or in information furnished to shareholders. The VIP Money Market Option may also from time to time include the Yield and Effective Yield of its shares in information furnished to shareholders. Performance information is computed separately for each Option in accordance with the formulas described below. At any time in the future, total return and yields may be higher or lower than in the past and we can't guarantee that any historical results will continue.

TOTAL RETURNS

Total returns reflect all aspects of an Option's return, including the automatic reinvestment by the Option of all distributions and the deduction of all charges that apply to the Option on an annual basis, including mortality risk and expense charges, the annual administrative charge and other charges against contract values. For purposes of charges not based upon a percentage of contract values, an average account value of $50,000 will be used. Quotations also will assume a termination (surrender) at the end of the particular period and reflect the deductions of the contingent withdrawal charge, if they would apply. Any total return calculation will be based upon the assumption that the Option corresponding to the investment portfolio was in existence throughout the stated period and that the applicable contractual charges and expenses of the Option during the stated period were equal to those that currently apply under the contract. Total returns may be shown at the same time that do not take into account deduction of the contingent withdrawal charge, and/or the annual administrative charge.

AVERAGE ANNUAL TOTAL RETURNS are calculated by determining the growth or decline in value of a hypothetical historical investment in the Option over certain periods, including 1, 3, 5, and 10 years (up to the life of the Option), and then calculating the annually compounded percentage rate that would have produced the same result if the rate of growth or decline in value had been constant over the period. Investors should realize that the Option's performance is not constant over time, but changes from year to year, and that the average annual returns represent the averages of historical figures as opposed to the actual historical performance of an Option during any portion of the period shown. Average annual returns are calculated pursuant to the following formula:
P(1+T)(TO THE POWER OF n) = ERV, where P is a hypothetical initial payment of $1,000, T is the average annual total return, n is the number of years, and ERV is the withdrawal value at the end of the period.

CUMULATIVE TOTAL RETURNS are UNAVERAGED and reflect the simple percentage change in the value of a hypothetical investment in the Option over a stated period of time. In addition to the period since inception, cumulative total returns may be calculated on a year-to-date basis at the end of each calendar month in the current calendar year. The last day of the period for year-to-date returns is the last day of the most recent calendar month at the time of publication.

YIELDS

Some Options may advertise yields. Yields quoted in advertising reflect the change in value of a hypothetical investment in the Option over a stated period of time, not taking into account capital gains or losses or any contingent withdrawal charge. Yields are annualized and stated as a percentage.

CURRENT YIELD and EFFECTIVE YIELD are calculated for the VIP Money Market Option. Current Yield is based on the change in the value of a hypothetical investment (exclusive of capital changes) over a particular 7-day period, less a hypothetical charge reflecting deductions from contract values during the period (the BASE PERIOD), and stated as a percentage of the investment at the start of the base period (the BASE PERIOD RETURN). The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest hundredth of one percent. Effective yield assumes that all dividends received during an annual period have been reinvested. This compounding effect causes effective yield to be higher than current yield. Calculation of effective yield begins with the same base period return used in the calculation of current yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

Effective Yield = {(Base Period Return) + 1)(TO THE POWER OF 365/7)} - 1

PERFORMANCE COMPARISONS

Performance information for an Option may be compared, in reports and advertising, to: (1) Standard & Poor's Stock Index (S&P 500), Dow Jones Industrial Averages, (DJIA), Donoghue Money Market Institutional Averages, or other unmanaged indices generally regarded as representative of the securities markets; (2) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, Inc. or the Variable Annuity Research and Data Service, which are widely used independent research firms that rank mutual funds and other investment companies by overall performance, investment objectives, and assets; and (3) the Consumer Price Index (measure of inflation) to assess the real rate of return from an investment in a contract. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for annuity charges, investment management costs, brokerage costs and other transaction costs that are normally paid when directly investing in securities.

Each Option may from time to time also include the ranking of its performance figures relative to such figures for groups of mutual funds categorized by Lipper Analytical Services (LIPPER) as having the same or similar investment objectives or by similar services that monitor the performance of mutual funds. Each Option may also from time to time compare its performance to average mutual fund performance figures compiled by Lipper in LIPPER PERFORMANCE ANALYSIS. Advertisements or information furnished to present shareholders or prospective investors may also include evaluations of an Option published by nationally recognized ranking services and by financial publications that are nationally recognized such as BARRON'S, BUSINESS WEEK, CDA TECHNOLOGIES, INC., CHANGING TIMES, CONSUMER'S DIGEST, DOW JONES INDUSTRIAL AVERAGE, FINANCIAL PLANNING, FINANCIAL TIMES, FINANCIAL WORLD, FORBES, FORTUNE, GLOBAL INVESTOR, HULBERT'S FINANCIAL DIGEST, INSTITUTIONAL INVESTOR, INVESTORS DAILY, MONEY, MORNINGSTAR MUTUAL FUNDS, THE NEW YORK TIMES, PERSONAL INVESTOR, STANGER'S INVESTMENT ADVISER, VALUE LINE, THE WALL STREET JOURNAL, WIESENBERGER INVESTMENT COMPANY SERVICE AND USA TODAY.

The performance figures described above may also be used to compare the performance of an Option's shares against certain widely recognized standards or indices for stock and bond market performance. The following are the indices against which the Options may compare performance:

The Standard & Poor's Composite Index of 500 Stocks (the S&P 500) is a market value-weighted and unmanaged index showing the changes in the aggregate market value of 500 stocks relative to the base period 1941-43. The S&P 500 Index is composed almost entirely of common stocks of companies listed on the NYSE, although the common stocks of a few companies listed on the American Stock Exchange or traded OTC are included. The 500 companies represented include 400 industrial, 60 transportation and 50 financial services concerns. The S&P 500 Index represents about 80% of the market value of all issues traded on the NYSE.

The Dow Jones Composite Average (or its component averages) is an unmanaged index composed of 30 blue-chip industrial corporation stocks (Dow Jones Industrial Average), 15 utilities company stocks and 20 transportation stocks. Comparisons of performance assume reinvestment of dividends.

The New York Stock Exchange composite or component indices are unmanaged indices of all industrial, utilities, transportation and finance company stocks listed on the New York Stock Exchange.

The Wilshire 5000 Equity Index (or its component indices) represents the return of the market value of all common equity securities for which daily pricing is available. Comparisons of performance assume reinvestment of dividends.

The Morgan Stanley Capital International EAFE Index is an arithmetic, market value-weighted average of the performance of over 900 securities on the stock exchanges of countries in Europe, Australia and the Far East.

The Morgan Stanley Capital International World Index - An arithmetic, market value-weighted average of the performance of over 1,470 securities listed on the stock exchanges of countries in Europe, Australia, the Far East, Canada and the United States.

The Goldman Sachs 100 Convertible Bond Index currently includes 67 bonds and 33 preferred stocks. The original list of names was generated by screening for convertible issues of $100 million or greater in market capitalization. The index is priced monthly.

The Lehman Brothers Government Bond Index (the LEHMAN GOVERNMENT INDEX) is a measure of the market value of all public obligations of the U.S. Treasury; all publicly issued debt of all agencies of the U.S. Government and all quasi-federal corporations; and all corporate debt guaranteed by the U.S. Government. Mortgage-backed securities, flower bonds and foreign targeted issues are not included in the Lehman Government Index.

The Lehman Brothers Government/Corporate Bond Index (the LEHMAN
GOVERNMENT/CORPORATE INDEX) is a measure of the market value of approximately 5,300 bonds with a face value currently in excess of $1 million, which have at least one year to maturity and are rated "Baa" or higher (INVESTMENT GRADE) by a nationally recognized statistical rating agency.

The Lehman Brothers Government/Corporate Intermediate Bond Index (the LEHMAN GOVERNMENT/ CORPORATE INTERMEDIATE INDEX) is composed of all bonds covered by the Lehman Brothers Government/Corporate Bond Index with maturities between one and 9.99 years. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indexes are rebalanced monthly by market capitalization.

The Lehman Brothers Intermediate Treasury Bond Index includes bonds with maturities between one and ten years with a face value currently in excess of $1 million, that are rated investment grade or higher by a nationally recognized statistical rating agency.

The Shearson Lehman Long-Term Treasury Bond Index is composed of all bonds covered by the Shearson Lehman Hutton Treasury Bond Index with maturities of 10 years or greater.

The National Association of Securities Dealers Automated Quotation System (NASDAQ) Composite Index covers 4,500 stocks traded over the counter. It represents many small company stocks but is heavily influenced by about 100 of the largest NASDAQ stocks. It is a value-weighted index calculated on price change only and does not include income.

The NASDAQ Industrial Index is composed of more than 3,000 industrial issues. It is a value-weighted index calculated on price change only and does not include income.

The Value Line (Geometric) Index is an unweighted index of the approximately 1,700 stocks followed by the VALUE LINE INVESTMENT Survey.

The Salomon Brothers GNMA Index includes pools of mortgages originated by private lenders and guaranteed by the mortgage pools of the Government National Mortgage Association.

The Salomon Brothers' World Market Index is a measure of the return of an equally weighted basket of short-term (three month U.S. Government securities and bank deposits) investments in eight major currencies: the U.S. dollars, UK pounds sterling, Canadian dollars, Japanese yen, Swiss francs, French francs, German deutsche mark and Netherlands guilder.

The Salomon Brothers Broad Investment-Grade Bond Index contains approximately 3,800 Treasury and agency, corporate and mortgage bonds with a rating of BBB or higher, a stated maturity of at least one year, and a par value outstanding of $25 million or more. The index is weighted according to the market value of all bond issues included in the index.

The Salomon Brothers High Grade Corporate Bond Index consists of publicly issued, non-convertible corporate bonds rated AA or AAA. It is a value-weighted, total return index, including approximately 800 issues with maturities of 12 years or grater.

The Salomon Brothers World Bond Index measures the total return performance of high-quality securities in major sectors of the international bond market. The index covers approximately 600 bonds from 10 currencies: Australian dollars, Canadian dollars, European Currency Units, French francs, Japanese yen, Netherlands guilder, Swiss francs, UK pounds sterling, U.S. dollars, and German deutsche marks.
The J.P. Morgan Global Government Bond Index is a total return, market capitalization weighted index, rebalanced monthly consisting of the following countries: Australia, Belgium, Canada, Denmark, France, Germany, Italy, Japan, Netherlands, Spain, Sweden, United Kingdom and United States.

The 50/50 Index assumes a static mix of 50% of the S&P 500 Index and 50% of the Lehman Government Corporate Index.

Other Composite Indices: 70% S&P 500 Index and 30% NASDAQ Industrial Index; 35% S&P 500 Index and 65% Salomon Brothers High Grade Bond Index; and 65% S&P Index and 35% Salomon Brothers High Grade Bond Index.

The SEI Median Balanced Fund Universe measures a group of funds with an average annual equity commitment and an average annual bond - plus - private - placement commitment greater than 5% each year. SEI must have at least two years of data for a fund to be considered for the population.

The Russell 2000/Small Stock Index comprises the smallest 2000 stocks in the Russell 3000 Index, and represents approximately 11% of the total U.S. equity market capitalization. The Russell 3000 Index comprises the 3,000 largest U.S. companies by market capitalization. The smallest company has a market value of roughly $20 million.

The Russell 2500 Index is comprised of the bottom 500 stocks in the Russell 1000 Index, which represents the universe of stocks from which most active money managers typically select; and all the stocks in the Russell 2000 Index. The largest security in the index has a market capitalization of approximately 1.3 billion.

The Consumer Price Index (or Cost of Living Index), published by the United States Bureau of Labor Statistics is a statistical measure of change, over time, in the price of goods and services in major expenditure groups.

STOCKS, BONDS, BILLS AND INFLATION, published by Hobson Associates, presents an historical measure of yield, price and total return for common and small company stocks, long-term government bonds, Treasury bills and inflation. Savings and Loan Historical Interest Rates as published in the United States Savings & Loan League Fact Book.

Historical data supplied by the research departments of First Boston Corporation, the J.P. Morgan companies, Salomon Brothers, Merrill Lynch, Pierce, Fenner & Smith, Shearson Lehman Hutton and Bloomberg L.P.

The MSCI Combined Far East Free ex Japan Index is a market-capitalization weighted index comprising stocks in Hong Kong, Indonesia, Korea, Malaysia, Philippines, Singapore and Thailand. Korea is included in the MSCI Combined Far East Free ex Japan Index at 20% of its market capitalization.

The First Boston High Yield Index generally includes over 180 issues with an average maturity range of seven to ten years with a minimum capitalization of $100 million. All issues are individually trader-priced monthly.

In reports or other communications to shareholders, the Fund may also describe general economic and market conditions affecting the Options and may compare the performance of the Options with (1) that of mutual funds included in the rankings prepared by Lipper or similar investment services that monitor the performance of insurance company separate accounts or mutual funds, (2) IBC/Donoghue's Money Fund Report, (3) other appropriate indices of investment securities and averages for peer universe of funds which are described in this Statement of Additional Information, or (4) data developed by Integrity or any of the Sub-Advisers derived from such indices or averages.

INDIVIDUALIZED COMPUTER GENERATED ILLUSTRATIONS

Integrity may from time to time use computer-based software available through Morningstar, CDA/Wiesenberger and/or other firms to provide registered representatives and existing and/or potential owners of the contracts with individualized hypothetical performance illustrations for some or all of the Variable Account Options. Such illustrations may include, without limitation, graphs, bar charts and other types of formats presenting the following information: (i) the historical results of a hypothetical investment in a single Option; (ii) the historical fluctuation of the value of a single Option (actual and hypothetical); (iii) the historical results of a hypothetical investment in more than one Option; (iv) the historical performance of two or more market indices in relation to one another and/or one or more Options; (v) the historical performance of two or more market indices in comparison to a single Option or a group of Options; (vi) a market risk/reward scatter chart showing the historical risk/reward relationship of one or more mutual funds or Options to one or more indices and a broad category of similar anonymous variable annuity subaccounts; and (vii) Option data sheets showing various information about one or more Options (such as information concerning total return for various periods, fees and expenses, standard deviation, alpha and beta, investment objective, inception date and net assets). We reserve the right to republish figures independently provided by Morningstar or any similar agency or service.

PART 4 - DETERMINATION OF ACCUMULATION UNIT VALUES

The accumulation unit value of an Option will be determined on each day the New York Stock Exchange is open for trading. The accumulation units are valued as of the close of business on the New York Stock Exchange, which currently is 4:00 p.m., Eastern time. Each Option's accumulation unit value is calculated separately. For all Options, the accumulation unit value is computed by dividing the value of the securities held by the Option plus any cash or other assets, less its liabilities, by the number of outstanding units. Securities are valued using the amortized cost method of valuation, which approximates market value. Under this method of valuation, the difference between the acquisition cost and value at maturity is amortized by assuming a constant (straight-line) accretion of a discount or amortization of a premium to maturity. Cash, receivables and current payables are generally carried at their face value.

 PART 5 - TAX FAVORED RETIREMENT PROGRAMS

The contracts described in the prospectus may be used in connection with certain tax-favored retirement programs, for groups and individuals. Following are brief descriptions of various types of qualified plans in connection with which Integrity may issue a contract. Integrity reserves the right to change its administrative rules, such as minimum contribution amounts, as needed to comply with the Code as to tax-favored retirement programs.

TRADITIONAL INDIVIDUAL RETIREMENT ANNUITIES

Code Section 408(b) permits eligible individuals to contribute to an individual retirement program known as a Traditional IRA. An individual who receives compensation and who has not reached age 70 1/2 by the end of the tax year may establish a Traditional IRA and make contributions up to the deadline for filing his or her federal income tax return for that year (without extensions). Traditional IRAs are subject to limitations on the amount that may be contributed, the persons who may be eligible, and on the time when distributions may begin. An individual may also rollover amounts distributed from another Traditional IRA, Roth IRA or another tax-favored retirement program to a Traditional IRA contract. Your Traditional IRA contract will be issued with a rider outlining the special terms of your contract that apply to Traditional IRAs. The Owner will be deemed to have consented to any other amendment unless the Owner notifies us that he or she does not consent within 30 days from the date we mail the amendment to the Owner.

ROTH INDIVIDUAL RETIREMENT ANNUITIES

Section 408(A) of the Code permits eligible individuals to contribute to an individual retirement program known as a Roth IRA. An individual who receives compensation may establish a Roth IRA and make contributions up to the deadline for filing his or her federal income tax return for that year (without extensions). Roth IRAs are subject to limitations on the amount that may be contributed, the persons who are eligible to contribute, and on the time when a tax-favored distribution may begin. An individual may also rollover amounts distributed from another Roth IRA or Traditional IRA to a Roth IRA contract. Your Roth IRA contract will be issued with a rider outlining the special terms of your contract which apply to Roth IRAs. Any amendment made for the purpose of complying with provisions of the Code and related regulations may be made without the consent of the Owner. The Owner will be deemed to have consented to any other amendment unless the Owner notifies us that he or she does not consent within 30 days from the date we mail the amendment to the Owner.

SIMPLE INDIVIDUAL RETIREMENT ANNUITIES

Currently, we do not issue Individual Retirement Annuities known as a "SIMPLE IRA" as defined in Section 408(p) of the Code.

TAX SHELTERED ANNUITIES

Section 403(b) of the Code permits the purchase of tax-sheltered annuities (TSA) by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. The contract is not intended to accept other than employee contributions. Such contributions are excluded from the gross income of the employee until the employee receives distributions from the contract. The amount of contributions to the TSA is limited to certain maximums imposed by Code sections 403(b), 415 and 402(g). Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions and withdrawals. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment. Your contract will be issued with a rider outlining the special terms that apply to a TSA.

SIMPLIFIED EMPLOYEE PENSIONS

Section 408(k) of the Code allows employers to establish simplified employee pension plans (SEP-IRAS) for their employees, using the employees' IRAs for such purposes, if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to IRAs. Employers intending to use the contract in connection with such plans should seek competent advice. The SEP-IRA will be issued with a rider outlining the special terms of the contract.

CORPORATE AND SELF-EMPLOYED (H.R. 10 AND KEOGH) PENSION AND PROFIT SHARING PLANS

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the contract in order to provide benefits under the plans. Employers intending to use the contract in connection with these plans should seek competent advice. The Company can request documentation to substantiate that a qualified plan exists and is being properly administered. Integrity does not administer such plans.

DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT ORGANIZATIONS

Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. To the extent the contracts are used in connection with an eligible plan, employees are considered general creditors of the employer and the employer as Owner of the contract has the sole right to the proceeds of the contract. However, Section 457(g), as added by the Small Business and Jobs Protection Act (SBJPA) of 1996, provides that on and after August 20, 1996, a plan maintained by an eligible governmental employer must hold all assets and income of the plan in a trust, custodial account, or annuity contract for the exclusive benefit of participants and their beneficiaries. Plans in existence on August 20, 1996, should have established a trust, custodial account, or annuity contract by January 1, 1999. Loans to employees may be permitted under such plans; however, a Section 457 plan is not required to allow loans. Contributions to a contract in connection with an eligible government plan are subject to limitations. Those who intend to use the contracts in connection with such plans should seek competent advice. The Company can request documentation to substantiate that a qualified plan exists and is being properly administered. Integrity does not administer such plans.

DISTRIBUTIONS UNDER TAX FAVORED RETIREMENT PROGRAMS

Distributions from tax-favored plans are subject to certain restrictions. Participants in qualified plans, with the exception of five-percent owners, must begin receiving distributions by April 1 of the calendar year following the later of either (i) the year in which the employee reaches age 70-1/2 or (ii) the calendar year in which the employee retires. Participants in Traditional IRAs must begin receiving distributions by April 1 of the calendar year following the year in which the employee reaches age 70-1/2. Additional distribution rules apply after the participant's death. If you don't take mandatory distributions you may owe a 50% penalty tax on any difference between the required distribution amount and the amount distributed. Owners of traditional IRAs and five percent owners must begin distributions by age 70-1/2.

The Taxpayer Relief Act of 1997 creating Roth IRAs eliminates mandatory distribution at age 70 1/2 for Roth IRAs.

Distributions from a tax-favored plan (not including a Traditional IRA subject to Code Section 408(a) Roth IRA) to an employee, surviving spouse, or former spouse who is an alternate payee under a qualified domestic relations order, in the form of a lump sum settlement or periodic annuity payments for a fixed period of fewer than 10 years are subject to mandatory income tax withholding of 20% of the taxable amount of the distribution, unless (1) the distributee directs the transfer of such amounts in cash to another plan or Traditional IRA; or (2) the payment is a minimum distribution required under the Code. The taxable amount is the amount of the distribution less the amount allocable to after-tax contributions. All other types of taxable distributions are subject to withholding unless the distributee elects not to have withholding apply.

We are not permitted to make distributions from a contract unless a request has been made. It is therefore your responsibility to comply with the minimum distribution rules. You should consult your tax adviser regarding these rules and their proper application.

The above description of the federal income tax consequences of the different types of tax-favored retirement plans which may be funded by the contract is only a brief summary and is not intended as tax advice. The rules governing the provisions of plans are extremely complex and often difficult to comprehend. Anything less than full compliance with all applicable rules, all of which are subject to change, may have adverse tax consequences. A prospective Owner considering adoption of a plan and purchase of a contract in connection therewith should first consult a qualified and competent tax adviser, with regard to the suitability of the contract as an investment vehicle for the plan.

PART 6 - FINANCIAL STATEMENTS

Ernst & Young LLP, 250 East Fifth Street, Cincinnati, Ohio 45202 is our independent auditor and serves as independent auditor of the Separate Account. Ernst & Young LLP on an annual basis will audit certain financial statements prepared by management and express an opinion on such financial statements based on their audits.

The financial statements of the Separate Account as of December 31, 2002, and for the periods indicated in the financial statements and the statutory basis financial statements of Integrity as of and for the years ended December 31, 2002 and 2001 included in this SAI have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports included herein.

The financial statements of Integrity should be distinguished from the financial statements of the Separate Account and should be considered only as they relate to the ability of Integrity to meet its obligations under the contract. They should not be considered as relating to the investment performance of the assets held in the Separate Account.

                              Financial Statements

                               Separate Account I
                                       of
                        Integrity Life Insurance Company

                                DECEMBER 31, 2002
                       WITH REPORT OF INDEPENDENT AUDITORS

                               Separate Account I
                                       of
                        Integrity Life Insurance Company

                              Financial Statements

                                December 31, 2002

                                    CONTENTS

Report of Independent Auditors                                               1

Audited Financial Statements

Statement of Assets and Liabilities                                          2
Statement of Operations                                                     36
Statements of Changes in Net Assets                                         68
Notes to Financial Statements                                              130

                         Report of Independent Auditors

Contract Holders
      Separate Account I of Integrity Life Insurance Company
Board of Directors
      Integrity Life Insurance Company

We have audited the accompanying statement of assets and liabilities of Separate Account I of Integrity Life Insurance Company, comprising the separate account divisions described in Note 2, as of December 31, 2002, and the related statements of operations and changes in net assets for the periods indicated therein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of mutual fund shares owned as of December 31, 2002, by correspondence with the transfer agents of the respective mutual funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective divisions constituting Separate Account I of Integrity Life Insurance Company at December 31, 2002, and the results of their and the changes in their net assets for each of the periods indicated therein, in conformity with accounting principles generally accepted in the United States.


Cincinnati, Ohio                                      /s/ Ernst & Young LLP
April 11, 2003

             Seperate Account I of Integrity Life Insurance Company

                       Statement of Assets and Liabilities

                                December 31, 2002

                                                                                      AFFILIATED
                                     -----------------------------------------------------------------------------------------------
                                                                                                                     GABELLI LARGE
                                                      BARON SMALL CAP    BARON SMALL CAP     BARON SMALL CAP           CAP VALUE
                                                     (ANNUICHOICE(TM))  (IQ ANNUITY(TM))  (GRANDMASTER FLEX3(TM))  (ANNUICHOICE(TM))
                                        TOTAL            DIVISION           DIVISION            DIVISION               DIVISION
                                     -----------------------------------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)   $  419,579,475    $     939,596      $   1,103,367       $      93,994          $   943,587

LIABILITIES
Payable to (receivable from) the
  general account of Integrity                3,742              580                271                 (32)                (399)
                                     -------------------------------------------------------------------------------------------

NET ASSETS                           $  419,575,733    $     939,016      $   1,103,096       $      94,026          $   943,986
                                     ===========================================================================================

Unit value                                             $        8.59      $        8.57       $        7.99          $      5.38
                                                       =========================================================================

Units outstanding                                            109,315            128,716             11,768               175,462
                                                       =========================================================================

                                                     AFFILIATED
                                    -----------------------------------------
                                      GABELLI LARGE       GABELLI LARGE CAP
                                        CAP VALUE              VALUE
                                    (IQ ANNUITY(TM))  (GRANDMASTER FLEX3(TM))
                                        DIVISION              DIVISION
                                    ----------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)   $      706,043      $       80,117

LIABILITIES
Payable to (receivable from) the
  general account of Integrity                  476                 (34)
                                     ----------------------------------

NET ASSETS                           $      705,567      $       80,151
                                     ==================================

Unit value                           $         5.51      $         7.58
                                     ==================================

Units outstanding                           128,052              10,574
                                     ==================================

SEE ACCOMPANYING NOTES.

                                                                                AFFILIATED
                                         -----------------------------------------------------------------------------------------
                                           HARRIS BRETALL          HARRIS BRETALL            HARRIS BRETALL          THIRD AVENUE
                                           EQUITY GROWTH           EQUITY GROWTH             EQUITY GROWTH               VALUE
                                         (ANNUICHOICE(TM))          (IQ ANNUITY)        (GRANDMASTER FLEX3(TM))    (ANNUICHOICE(TM))
                                              DIVISION                DIVISION                  DIVISION               DIVISION
                                         -----------------------------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $      283,203          $      139,794            $       18,775         $    3,308,507

LIABILITIES
Payable to (receivable from) the
  general account of Integrity                         (3)                    (76)                        9                    687
                                           ---------------------------------------------------------------------------------------

NET ASSETS                                 $      283,206          $      139,870            $       18,766         $    3,307,820
                                           =======================================================================================

Unit value                                 $         5.65          $         5.66            $         7.61         $         8.85
                                           =======================================================================================

Units outstanding                                  50,125                  24,712                     2,466                373,765
                                           =======================================================================================

                                                                    AFFILIATED
                                           ----------------------------------------------------------------
                                            THIRD AVENUE            THIRD AVENUE               TOUCHSTONE
                                                VALUE                   VALUE                    BALANCED
                                          (IQ ANNUITY(TM))    (GRANDMASTER FLEX3(TM))       (IQ ANNUITY(TM))
                                              DIVISION                DIVISION                  DIVISION
                                           ----------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $    3,662,228          $      183,654            $      583,574

LIABILITIES
Payable to (receivable from) the
  general account of Integrity                       (442)                     20                       297
                                           ----------------------------------------------------------------

NET ASSETS                                 $    3,662,670          $      183,634            $      583,277
                                           ================================================================

Unit value                                 $         8.04          $         7.62            $         9.11
                                           ================================================================

Units outstanding                                 455,556                  24,099                    64,026
                                           ================================================================

SEE ACCOMPANYING NOTES.

                                                                                AFFILIATED
                                                   ------------------------------------------------------------------
                                                       TOUCHSTONE              TOUCHSTONE                TOUCHSTONE
                                                        BALANCED                BALANCED                   BOND
                                                   (ANNUICHOICE(TM))    (GRANDMASTER FLEX3(TM))       (IQ ANNUITY(TM))
                                                        DIVISION                DIVISION                  DIVISION
                                                   ------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)                   $    1,005,635          $       50,254                1,469,681

LIABILITIES

Payable to (receivable from) the general
  account of Integrity                                          474                      23                      (41)
                                                     ---------------------------------------------------------------

NET ASSETS                                           $    1,005,161          $       50,231                1,469,722
                                                     ===============================================================

Unit value                                           $         9.11          $         9.09                    10.87
                                                     ================================================================

Units outstanding                                           110,336                   5,526                  135,209
                                                     ================================================================

                                                                                AFFILIATED
                                          --------------------------------------------------------------------------------------
                                             TOUCHSTONE             TOUCHSTONE                 TOUCHSTONE         TOUCHSTONE
                                                BOND                   BOND                 EMERGING GROWTH     EMERGING GROWTH
                                          (ANNUICHOICE(TM))   (GRANDMASTER FLEX3(TM))       (IQ ANNUITY(TM))   (ANNUICHOICE(TM))
                                              DIVISION               DIVISION                   DIVISION           DIVISION
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $    2,717,150          $      189,141            $      149,798      $    1,168,253

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                569                     (36)                     (380)               (689)
                                           ------------------------------------------------------------------------------------

NET ASSETS                                 $    2,716,581          $      189,177            $      150,178      $    1,168,942
                                           ====================================================================================

Unit value                                 $        11.10          $        10.49            $         7.73      $         7.49
                                           ====================================================================================

Units outstanding                                 244,737                  18,034                    19,428             156,067
                                           ====================================================================================

SEE ACCOMPANYING NOTES.

                                                                              AFFILIATED
                                       ---------------------------------------------------------------------------------------------
                                             TOUCHSTONE              TOUCHSTONE              TOUCHSTONE             TOUCHSTONE
                                          EMERGING GROWTH            ENHANCED 30             ENHANCED 30            ENHANCED 30
                                       (GRANDMASTER FLEX3(TM))    (IQ ANNUITY(TM))        (ANNUICHOICE(TM))  (GRANDMASTER FLEX3(TM))
                                              DIVISION                DIVISION                DIVISION               DIVISION
                                       ---------------------------------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $      240,686          $       16,414          $       84,084          $     64,352

LIABILITIES
Payable to (receivable from) the
  general account of Integrity                        (20)                     (2)                     23                    (2)
                                           ------------------------------------------------------------------------------------

NET ASSETS                                 $      240,706          $       16,416          $       84,061          $     64,354
                                           ====================================================================================

Unit value                                 $         7.64          $         7.28          $         7.17          $       7.72
                                           ====================================================================================

Units outstanding                                  31,506                   2,255                  11,724                 8,336
                                           ====================================================================================

                                                                              AFFILIATED
                                          --------------------------------------------------------------------
                                          TOUCHSTONE LARGE       TOUCHSTONE LARGE          TOUCHSTONE LARGE
                                             CAP GROWTH              CAP GROWTH               CAP GROWTH
                                          (IQ ANNUITY(TM))       (ANNUICHOICE(TM))      (GRANDMASTER FLEX3(TM))
                                              DIVISION                DIVISION                 DIVISION
                                          --------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $        8,951          $      137,305          $       20,226

LIABILITIES
Payable to (receivable from) the
  general account of Integrity                        (10)                    (76)                      2
                                           --------------------------------------------------------------

NET ASSETS                                 $        8,961          $      137,381          $       20,224
                                           --------------------------------------------------------------

Unit value                                 $         6.24          $         6.28          $         7.43
                                           --------------------------------------------------------------

Units outstanding                                   1,436                  21,876                   2,722
                                           --------------------------------------------------------------

SEE ACCOMPANYING NOTES.

                                                                      AFFILIATED
                                             -------------------------------------------------------------------------------------
                                             TOUCHSTONE GROWTH    TOUCHSTONE GROWTH      TOUCHSTONE GROWTH           TOUCHSTONE
                                                 & INCOME              & INCOME               & INCOME              GROWTH/VALUE
                                              (IQ ANNUITY(TM))     (ANNUICHOICE(TM))   (GRANDMASTER FLEX3(TM))    (IQ ANNUITY(TM))
                                                  DIVISION             DIVISION               DIVISION                DIVISION
                                             -------------------------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)             $       93,016       $      277,560         $       13,834          $      241,523

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                     33                   (7)                     2                    (223)
                                               ----------------------------------------------------------------------------------

NET ASSETS                                     $       92,983       $      277,567         $       13,832          $      241,746
                                               ==================================================================================

Unit value                                     $         8.07       $         7.87         $         8.00          $         5.15
                                               ==================================================================================

Units outstanding                                      11,522               35,269                  1,729                  46,941
                                               ==================================================================================

                                                                      AFFILIATED
                                             -------------------------------------------------------------
                                                 TOUCHSTONE           TOUCHSTONE           TOUCHSTONE HIGH
                                                GROWTH/VALUE         GROWTH/VALUE              YIELD
                                             (ANNUICHOICE(TM))  (GRANDMASTER FLEX3(TM))   (IQ ANNUITY(TM))
                                                  DIVISION             DIVISION               DIVISION
                                             -------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)             $      605,902       $       64,141         $    1,072,508

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                    458                  (19)                   520
                                               ----------------------------------------------------------

NET ASSETS                                     $      605,444       $       64,160         $    1,071,988
                                               ==========================================================

Unit value                                     $         5.60       $         7.55         $        10.08
                                               ==========================================================

Units outstanding                                     108,115                8,498                106,348
                                               ==========================================================

SEE ACCOMPANYING NOTES.

                                                                      AFFILIATED
                                             ---------------------------------------------------------------------------------------
                                              TOUCHSTONE HIGH       TOUCHSTONE HIGH          TOUCHSTONE              TOUCHSTONE
                                                   YIELD                 YIELD          INTERNATIONAL EQUITY    INTERNATIONAL EQUITY
                                             (ANNUICHOICE(TM)) (GRANDMASTER FLEX3(TM))    (IQ ANNUITY(TM))        (ANNUICHOICE(TM))
                                                  DIVISION             DIVISION               DIVISION                DIVISION
                                             ---------------------------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)             $    1,513,308       $      282,206         $       10,286          $       98,661

LIABILITIES
Payable to (receivable from) the
  general account of Integrity                           (740)                 (43)                     2                      66
                                               ----------------------------------------------------------------------------------

NET ASSETS                                     $    1,514,048       $      282,249         $       10,284          $       98,595
                                               ==================================================================================

Unit value                                     $        10.26       $         9.83         $         7.02          $         6.61
                                               ==================================================================================

Units outstanding                                     147,568               28,713                  1,465                  14,916
                                               ==================================================================================

                                                                      AFFILIATED
                                          -----------------------------------------------------------------
                                                 TOUCHSTONE        TOUCHSTONE MONEY       TOUCHSTONE MONEY
                                            INTERNATIONAL EQUITY        MARKET                 MARKET
                                          (GRANDMASTER FLEX3(TM))  (IQ ANNUITY(TM))       (ANNUICHOICE(TM))
                                                  DIVISION             DIVISION               DIVISION
                                          -----------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)             $        2,808       $    1,025,389         $      522,386

LIABILITIES
Payable to (receivable from) the
  general account of Integrity                              4                  386                     71
                                               ----------------------------------------------------------

NET ASSETS                                     $        2,804       $    1,025,003         $      522,315
                                               ==========================================================

Unit value                                     $         7.62       $        10.06         $        10.16
                                               ==========================================================

Units outstanding                                         368              101,889                 51,409
                                               ==========================================================

SEE ACCOMPANYING NOTES.

                                                                      AFFILIATED
                                          ----------------------------------------------------------------
                                              TOUCHSTONE MONEY     TOUCHSTONE SMALL       TOUCHSTONE SMALL
                                                   MARKET              CAP VALUE              CAP VALUE
                                          (GRANDMASTER FLEX3(TM))  (IQ ANNUITY(TM))      (ANNUICHOICE(TM))
                                                  DIVISION             DIVISION               DIVISION
                                          ----------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)             $       96,009       $      555,397         $      218,407

LIABILITIES
Payable to (receivable from) the
  general account of Integrity                              5                  (88)                    20
                                               ----------------------------------------------------------

NET ASSETS                                     $       96,004       $      555,485         $      218,387
                                               ==========================================================

Unit value                                     $         9.99       $         7.97         $         8.15
                                               ==========================================================

Units outstanding                                       9,610               69,697                 26,796
                                               ==========================================================

                                                                      AFFILIATED
                                          ----------------------------------------------------------------
                                           TOUCHSTONE SMALL CAP    TOUCHSTONE VALUE       TOUCHSTONE VALUE
                                                    VALUE                 PLUS                  PLUS
                                          (GRANDMASTER FLEX3(TM))  (IQ ANNUITY(TM))      (ANNUICHOICE(TM))
                                                  DIVISION             DIVISION               DIVISION
                                          ----------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)             $       14,142       $       34,616         $      201,567

LIABILITIES
Payable to (receivable from) the
  general account of Integrity                              6                  (12)                   228
                                               ----------------------------------------------------------

NET ASSETS                                     $       14,136       $       34,628         $      201,339
                                               ==========================================================

Unit value                                     $         8.00       $         6.99         $         7.03
                                               ==========================================================

Units outstanding                                       1,767                4,954                 28,640
                                               ==========================================================

SEE ACCOMPANYING NOTES.

                                                                                    NON-AFFILIATED
                                           -----------------------------------------------------------------------------------------
                                                                                                                JPM INTERNATIONAL
                                                  JPM BOND                JPM BOND          JPM BOND              OPPORTUNITIES
                                           (GRANDMASTER FLEX3(TM))        (IQ3(TM))      (ANNUICHOICE(TM))   (GRANDMASTER FLEX3(TM))
                                                 DIVISION                 DIVISION          DIVISION                 DIVISION
                                           -----------------------------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $               348,009    $     1,291,080    $         656,206   $                 5,240

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                         (63)              (339)                 230                         2
                                           -----------------------------------------------------------------------------------------

NET ASSETS                                 $               348,072    $     1,291,419    $         655,976   $                 5,238
                                           =========================================================================================

Unit value                                 $                 10.59    $         10.59    $           10.59   $                  7.83
                                           =========================================================================================

Units outstanding                                           32,868            121,947               61,943                       669
                                           =========================================================================================

                                                                      NON-AFFILIATED
                                           -----------------------------------------------------------------
                                           JPM INTERNATIONAL    JPM INTERNATIONAL          JPM MID CAP
                                             OPPORTUNITIES         OPPORTUNITIES              VALUE
                                                (IQ3(TM))       (ANNUICHOICE(TM))    (GRANDMASTER FLEX3(TM))
                                                DIVISION               DIVISION             DIVISION
                                           -----------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $         148,691    $              63    $                45,468

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                   (56)                  (2)                        18
                                           -----------------------------------------------------------------

NET ASSETS                                 $         148,747    $              65    $                45,450
                                           =================================================================

Unit value                                 $            7.98    $            8.13    $                  9.09
                                           =================================================================

Units outstanding                                     18,640                    8                      5,000
                                           =================================================================

SEE ACCOMPANYING NOTES.

                                                                                NON-AFFILIATED
                                           -------------------------------------------------------------------------------------
                                                                                       VAN KAMPEN                 VAN KAMPEN
                                              JPM MID CAP        JPM MID CAP            BANDWIDTH &               BANDWIDTH &
                                                 VALUE              VALUE            TELECOMMUNICATIONS       TELECOMMUNICATIONS
                                                (IQ3(TM))     (ANNUICHOICE(TM))    (GRANDMASTER FLEX3(TM))    (ANNUICHOICE(TM))
                                                DIVISION           DIVISION               DIVISION                 DIVISION
                                           -------------------------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $        162,986    $         41,718    $                 1,325    $            8,739

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                  (84)                (12)                        (3)                   32
                                           -------------------------------------------------------------------------------------

NET ASSETS                                 $        163,070    $         41,730    $                 1,328    $            8,707
                                           =====================================================================================

Unit value                                 $           9.20    $           9.22    $                  4.37    $             1.12
                                           =====================================================================================

Units outstanding                                    17,725               4,526                        304                 7,774
                                           =====================================================================================

                                                                    NON-AFFILIATED
                                           ------------------------------------------------------------
                                              VAN KAMPEN            VAN KAMPEN           VAN KAMPEN
                                              BANDWIDTH &         BIOTECHNOLOGY &      BIOTECHNOLOGY &
                                           TELECOMMUNICATIONS    PHARMACEUTICAL        PHARMACEUTICAL
                                             (IQ ANNUITY(TM))    (ANNUICHOICE(TM))    (IQ ANNUITY(TM))
                                                 DIVISION            DIVISION             DIVISION
                                           ------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $               98   $          303,253   $          252,182

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                      -                    3                  (47)
                                           ------------------------------------------------------------

NET ASSETS                                 $               98   $          303,250   $          252,229
                                           ============================================================

Unit value                                 $             1.40   $             6.25   $             6.76
                                           ============================================================

Units outstanding                                          70               48,520               37,312
                                           ============================================================

SEE ACCOMPANYING NOTES.

                                                                          NON-AFFILIATED
                                           ---------------------------------------------------------------------
                                                  VAN KAMPEN                                       VAN KAMPEN
                                                BIOTECHNOLOGY &        VAN KAMPEN EMERGING      EMERGING MARKETS
                                                PHARMACEUTICAL            MARKETS DEBT               DEBT
                                           (GRANDMASTER FLEX3(TM))   (GRANDMASTER FLEX3(TM))       (IQ3(TM))
                                                   DIVISION                DIVISION                 DIVISION
                                           ---------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $                 4,870   $                 2,974    $        295,340

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                           4                        (3)                138
                                           ---------------------------------------------------------------------

NET ASSETS                                 $                 4,866   $                 2,977    $        295,202
                                           =====================================================================

Unit value                                 $                  8.36   $                 10.16    $          10.21
                                           =====================================================================

Units outstanding                                              582                       293              28,913
                                           =====================================================================

                                                      NON-AFFILIATED
                                           ------------------------------------
                                              VAN KAMPEN
                                           EMERGING MARKETS       VAN KAMPEN
                                                 DEBT             INTERNET
                                           (ANNUICHOICE(TM))   (IQ ANNUITY(TM))
                                               DIVISION            DIVISION
                                           ------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $         36,137    $          2,522

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                  (11)                 10
                                           ------------------------------------

NET ASSETS                                 $         36,148    $          2,512
                                           ====================================

Unit value                                 $          10.22    $           1.47
                                           ====================================

Units outstanding                                     3,537               1,709
                                           ====================================

SEE ACCOMPANYING NOTES.

                                                                              NON-AFFILIATED
                                           ---------------------------------------------------------------------------------
                                             VAN KAMPEN MS        VAN KAMPEN MS        VAN KAMPEN MS        VAN KAMPEN MS
                                           HIGH-TECH 35 INDEX   HIGH-TECH 35 INDEX   U.S. MULTINATIONAL   U.S. MULTINATIONAL
                                           (ANNUICHOICE(TM))     (IQ ANNUITY(TM))    (ANNUICHOICE(TM))     (IQ ANNUITY(TM))
                                                DIVISION             DIVISION             DIVISION             DIVISION
                                           ---------------------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $           26,812   $           29,199   $            7,544   $           20,088

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                    219                    5                   48                   18
                                           ---------------------------------------------------------------------------------

NET ASSETS                                 $           26,593   $           29,194   $            7,496   $           20,070
                                           =================================================================================

Unit value                                 $             5.05   $             4.86   $             5.44   $             5.29
                                           =================================================================================

Units outstanding                                       5,266                6,007                1,378                3,794
                                           =================================================================================

                                                            NON-AFFILIATED
                                           --------------------------------------------------
                                                VAN KAMPEN MS             VAN KAMPEN U.S.
                                             U.S. MULTINATIONAL             REAL ESTATE
                                           (GRANDMASTER FLEX3(TM))    (GRANDMASTER FLEX3(TM))
                                                  DIVISION                   DIVISION
                                           --------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $                28,031    $               409,569

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                         (17)                       136
                                           --------------------------------------------------

NET ASSETS                                 $                28,048    $               409,433
                                           ==================================================

Unit value                                 $                  6.35    $                  9.22
                                           ==================================================

Units outstanding                                            4,417                     44,407
                                           ==================================================

SEE ACCOMPANYING NOTES.

                                                       NON-AFFILIATED                INITIAL CLASS NON-AFFILIATED
                                           ------------------------------------   -----------------------------------
                                           VAN KAMPEN U.S.     VAN KAMPEN U.S.
                                             REAL ESTATE         REAL ESTATE      VIP MONEY MARKET   VIP MONEY MARKET
                                              (IQ3(TM))        (ANNUICHOICE(TM))  (GRANDMASTER(TM))  (IQ ANNUITY(TM))
                                               DIVISION            DIVISION           DIVISION           DIVISION
                                           ------------------------------------   -----------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $        427,481    $        265,894   $     28,923,953   $      6,773,497

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                  (93)                139              1,136             (1,711)
                                           ------------------------------------   -----------------------------------

NET ASSETS                                 $        427,574    $        265,755   $     28,922,817   $      6,775,208
                                           ====================================   ===================================

Unit value                                 $           8.98    $           9.14   $          18.26   $          11.00
                                           ====================================   ===================================

Units outstanding                                    47,614              29,076          1,583,944            615,928
                                           ====================================   ===================================

                                                         INITIAL CLASS NON-AFFILIATED
                                           ------------------------------------------------------

                                           VIP HIGH INCOME    VIP EQUITY-INCOME     VIP GROWTH
                                           (GRANDMASTER(TM))  (GRANDMASTER(TM))  (GRANDMASTER(TM))
                                               DIVISION           DIVISION           DIVISION
                                           ------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $     10,225,530   $     41,829,196   $     29,608,325

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                1,017              3,980             (2,829)
                                           ------------------------------------------------------

NET ASSETS                                 $     10,224,513   $     41,825,216   $     29,611,154
                                           ======================================================

Unit value                                 $          11.82   $          33.07   $          37.99
                                           ======================================================

Units outstanding                                   865,018          1,264,748            779,446
                                           ======================================================

SEE ACCOMPANYING NOTES.

                                                                  INITIAL CLASS NON-AFFILIATED
                                           --------------------------------------------------------------------------
                                                              VIP II INVESTMENT  VIP II INVESTMENT     VIP II ASSET
                                             VIP OVERSEAS         GRADE BOND         GRADE BOND          MANAGER
                                           (GRANDMASTER(TM))   (GRANDMASTER(TM))  (IQ ANNUITY(TM))   (GRANDMASTER(TM))
                                               DIVISION            DIVISION           DIVISION           DIVISION
                                           --------------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $      9,761,259    $     26,964,716   $      3,212,234   $     19,436,438

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                2,088               1,080               (920)              (943)
                                           --------------------------------------------------------------------------

NET ASSETS                                 $      9,759,171    $     26,963,636   $      3,213,154   $     19,437,381
                                           ==========================================================================

Unit value                                 $          15.11    $          26.70   $          12.73   $          25.88
                                           ==========================================================================

Units outstanding                                   645,875           1,009,874            252,408            751,058
                                           ==========================================================================

                                                         INITIAL CLASS NON-AFFILIATED
                                           ------------------------------------------------------
                                                                                   VIP II ASSET
                                           VIP II INDEX 500   VIP II INDEX 500    MANAGER: GROWTH
                                           (GRANDMASTER(TM))  (IQ ANNUITY(TM))   (GRANDMASTER(TM))
                                               DIVISION           DIVISION           DIVISION
                                           ------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $     22,780,993   $      1,841,286   $      4,959,077

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                4,689              1,297             (1,395)
                                           ------------------------------------------------------

NET ASSETS                                 $     22,776,304   $      1,839,989   $      4,960,472
                                           ======================================================

Unit value                                 $          20.16   $           6.71   $          15.23
                                           ======================================================

Units outstanding                                 1,129,777            274,216            325,704
                                           ======================================================

SEE ACCOMPANYING NOTES.

                                                                 INITIAL CLASS NON-AFFILIATED
                                           --------------------------------------------------------------------------
                                                               VIP III GROWTH                        VIP III GROWTH &
                                           VIP II CONTRAFUND    OPPORTUNITIES     VIP III BALANCED        INCOME
                                           (GRANDMASTER(TM))   (GRANDMASTER(TM))  (GRANDMASTER(TM))  (GRANDMASTER(TM))
                                               DIVISION            DIVISION           DIVISION           DIVISION
                                           --------------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $     28,422,070    $      3,679,761   $      3,041,561   $      7,187,798

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                   86                 327                768               (862)
                                           --------------------------------------------------------------------------

NET ASSETS                                 $     28,421,984    $      3,679,434   $      3,040,793   $      7,188,660
                                           ==========================================================================

Unit value                                 $          22.17    $           8.01   $          11.19   $          11.74
                                           ==========================================================================

Units outstanding                                 1,282,002             459,355            271,742            612,322
                                           ==========================================================================

                                                          SERVICE CLASS NON-AFFILIATED
                                           ------------------------------------------------------

                                           VIP III MID CAP    VIP III MID CAP    VIP HIGH INCOME
                                           (GRANDMASTER(TM))  (IQ ANNUITY(TM))   (IQ ANNUITY(TM))
                                               DIVISION           DIVISION           DIVISION
                                           ------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $      6,701,517   $      2,006,425   $      3,279,113

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                               (2,168)               229               (819)
                                           ------------------------------------------------------

NET ASSETS                                 $      6,703,685   $      2,006,196   $      3,279,932
                                           ======================================================

Unit value                                 $          14.64   $          15.34   $           6.76
                                           ======================================================

Units outstanding                                   457,902            130,782            485,197
                                           ======================================================

SEE ACCOMPANYING NOTES.

                                                                  SERVICE CLASS NON-AFFILIATED
                                           --------------------------------------------------------------------------
                                                                                                       VIP II ASSET
                                           VIP EQUITY-INCOME      VIP GROWTH        VIP OVERSEAS         MANAGER
                                           (IQ ANNUITY(TM))    (IQ ANNUITY(TM))   (IQ ANNUITY(TM))   (IQ ANNUITY(TM))
                                               DIVISION            DIVISION           DIVISION           DIVISION
                                           --------------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $      1,800,308    $      1,842,901   $        140,983   $        344,871

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                 (642)                 23                (70)               (24)
                                           --------------------------------------------------------------------------

NET ASSETS                                 $      1,800,950    $      1,842,878   $        141,053   $        344,895
                                           ==========================================================================

Unit value                                 $           7.96    $           6.23   $           6.63   $           8.33
                                           ==========================================================================

Units outstanding                                   226,250             295,807             21,275             41,404
                                           ==========================================================================

                                                         SERVICE CLASS NON-AFFILIATED
                                           ------------------------------------------------------
                                            VIP II ASSET                           VIP III GROWTH
                                           MANAGER: GROWTH    VIP II CONTRAFUND   OPPORTUNITIES
                                           (IQ ANNUITY(TM))   (IQ ANNUITY(TM))   (IQ ANNUITY(TM))
                                               DIVISION           DIVISION           DIVISION
                                           ------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $         94,071   $      2,367,497   $        235,104

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                  (60)               618                165
                                           ------------------------------------------------------

NET ASSETS                                 $         94,131   $      2,366,879   $        234,939
                                           ======================================================

Unit value                                 $           6.83   $           8.28   $           5.29
                                           ======================================================

Units outstanding                                    13,782            285,855             44,412
                                           ======================================================

SEE ACCOMPANYING NOTES.

                                                                    SERVICE CLASS NON-AFFILIATED
                                           ---------------------------------------------------------------------------
                                                                VIP III GROWTH &    MFS EMERGING        MFS EMERGING
                                           VIP III BALANCED        INCOME              GROWTH              GROWTH
                                           (IQ ANNUITY(TM))   (IQ ANNUITY(TM))    (IQ ANNUITY(TM))    (ANNUICHOICE(TM))
                                               DIVISION           DIVISION            DIVISION            DIVISION
                                           ---------------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $        546,771   $        885,579    $        532,715    $        306,563

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                   41               (412)               (223)               (126)
                                           ---------------------------------------------------------------------------

NET ASSETS                                 $        546,730   $        885,991    $        532,938    $        306,689
                                           ===========================================================================

Unit value                                 $           8.27   $           7.38    $           3.84    $           4.62
                                           ===========================================================================

Units outstanding                                    66,110            120,053             138,786              66,383
                                           ===========================================================================

                                               SERVICE CLASS NON-AFFILIATED
                                           ------------------------------------
                                             MFS EMERGING        MFS INVESTORS
                                                GROWTH           GROWTH STOCK
                                           (GRANDMASTER(TM))   (IQ ANNUITY(TM))
                                               DIVISION            DIVISION
                                           ------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $         45,017    $        459,569

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                  (27)                 39
                                           ------------------------------------

NET ASSETS                                 $         45,044    $        459,530
                                           ====================================

Unit value                                 $           5.19    $           5.10
                                           ====================================

Units outstanding                                     8,679              90,104
                                           ====================================

SEE ACCOMPANYING NOTES.

                                                             SERVICE CLASS NON-AFFILIATED
                                           --------------------------------------------------------------
                                            MFS INVESTORS       MFS INVESTORS          MFS INVESTORS
                                             GROWTH STOCK        GROWTH STOCK          GROWTH STOCK
                                           (ANNUICHOICE(TM))   (GRANDMASTER(TM))  (GRANDMASTER FLEX3(TM))
                                               DIVISION            DIVISION              DIVISION
                                           --------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $        261,863    $        222,493   $               181,681

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                  (26)                 64                         5
                                           --------------------------------------------------------------

NET ASSETS                                 $        261,889    $        222,429   $               181,676
                                           ==============================================================

Unit value                                 $           6.48    $           6.04   $                  7.84
                                           ==============================================================

Units outstanding                                    40,415              36,826                    23,173
                                           ==============================================================

                                                       SERVICE CLASS NON-AFFILIATED
                                           -------------------------------------------------------
                                            MFS INVESTORS       MFS INVESTORS      MFS INVESTORS
                                                TRUST               TRUST              TRUST
                                           (IQ ANNUITY(TM))    (ANNUICHOICE(TM))  (GRANDMASTER(TM))
                                               DIVISION            DIVISION           DIVISION
                                           -------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $        469,356    $        397,908   $        193,340

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                 (330)                178               (101)
                                           -------------------------------------------------------

NET ASSETS                                 $        469,686    $        397,730   $        193,441
                                           =======================================================

Unit value                                 $           6.36    $           6.54   $           6.99
                                           =======================================================

Units outstanding                                    73,850              60,815             27,674
                                           =======================================================

SEE ACCOMPANYING NOTES.

                                                                      SERVICE CLASS NON-AFFILIATED
                                           ---------------------------------------------------------------------------------
                                             MFS MID CAP         MFS MID CAP        MFS MID CAP            MFS MID CAP
                                                GROWTH              GROWTH             GROWTH                GROWTH
                                           (IQ ANNUITY(TM))    (ANNUICHOICE(TM))  (GRANDMASTER(TM))  (GRANDMASTER FLEX3(TM))
                                               DIVISION            DIVISION           DIVISION              DIVISION
                                           ---------------------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $        821,286    $        492,397   $        563,166   $               106,544

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                 (834)                  -                121                        17
                                           ---------------------------------------------------------------------------------

NET ASSETS                                 $        822,120    $        492,397   $        563,045   $               106,527
                                           =================================================================================

Unit value                                 $           4.48    $           4.30   $           4.50   $                  7.19
                                           =================================================================================

Units outstanding                                   183,509             114,511            125,121                    14,816
                                           =================================================================================

                                                        SERVICE CLASS NON-AFFILIATED
                                           -------------------------------------------------------
                                               MFS NEW             MFS NEW            MFS NEW
                                              DISCOVERY           DISCOVERY          DISCOVERY
                                           (IQ ANNUITY(TM))    (ANNUICHOICE(TM))  (GRANDMASTER(TM))
                                               DIVISION            DIVISION           DIVISION
                                           -------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $        778,708    $        291,238   $        394,482

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                 (145)                202               (118)
                                           -------------------------------------------------------

NET ASSETS                                 $        778,853    $        291,036   $        394,600
                                           =======================================================

Unit value                                 $           6.13    $           6.44   $           6.13
                                           =======================================================

Units outstanding                                   127,056              45,192             64,372
                                           =======================================================

SEE ACCOMPANYING NOTES.

                                                                        SERVICE CLASS NON-AFFILIATED
                                           ---------------------------------------------------------------------------------
                                                   MFS NEW              MFS CAPITAL        MFS CAPITAL        MFS CAPITAL
                                                  DISCOVERY            OPPORTUNITIES      OPPORTUNITIES      OPPORTUNITIES
                                           (GRANDMASTER FLEX3(TM))    (IQ ANNUITY(TM))   (ANNUICHOICE(TM))  (GRANDMASTER(TM))
                                                  DIVISION                DIVISION           DIVISION           DIVISION
                                           ---------------------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $                12,785    $      1,312,849   $        194,382   $        655,715

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                          (9)              1,096                170                316
                                           ---------------------------------------------------------------------------------

NET ASSETS                                 $                12,794    $      1,311,753   $        194,212   $        655,399
                                           =================================================================================

Unit value                                 $                  7.62    $           5.01   $           5.12   $           5.54
                                           =================================================================================

Units outstanding                                            1,679             261,827             37,932            118,303
                                           =================================================================================

                                                             SERVICE CLASS NON-AFFILIATED
                                           -------------------------------------------------------------
                                                 MFS CAPITAL
                                                OPPORTUNITIES        MFS TOTAL RETURN   MFS TOTAL RETURN
                                           (GRANDMASTER FLEX3(TM))   (IQ ANNUITY(TM))   (ANNUICHOICE(TM))
                                                  DIVISION               DIVISION           DIVISION
                                           -------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $                40,924   $      3,708,423   $      3,031,157

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                          10                856               (253)
                                           -------------------------------------------------------------

NET ASSETS                                 $                40,914   $      3,707,567   $      3,031,410
                                           =============================================================

Unit value                                 $                  7.51   $          10.30   $           9.33
                                           =============================================================

Units outstanding                                            5,448            359,958            324,910
                                           =============================================================

SEE ACCOMPANYING NOTES.

                                                                       SERVICE CLASS NON-AFFILIATED
                                           ----------------------------------------------------------------------------------
                                           MFS TOTAL RETURN      MFS TOTAL RETURN          MFS RESEARCH        MFS RESEARCH
                                           (GRANDMASTER(TM))  (GRANDMASTER FLEX3(TM))    (ANNUICHOICE(TM))   (GRANDMASTER(TM))
                                                DIVISION              DIVISION                DIVISION            DIVISION
                                           ----------------------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $      5,705,174   $               431,544    $        257,330    $         30,850

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                  444                      (118)               (141)                (18)
                                           ----------------------------------------------------------------------------------

NET ASSETS                                 $      5,704,730   $               431,662    $        257,471    $         30,868
                                           ==================================================================================

Unit value                                 $           9.17   $                  9.18    $           5.60    $           6.47
                                           ==================================================================================

Units outstanding                                   622,108                    47,022              45,977               4,771
                                           ==================================================================================

                                                    SERVICE CLASS NON-AFFILIATED
                                           -------------------------------------------
                                             MFS RESEARCH          MFS RESEARCH
                                              (IQ3(TM))       (GRANDMASTER FLEX3(TM))
                                                DIVISION               DIVISION
                                           -------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $          9,353    $                81,187

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                   (3)                        17
                                           -------------------------------------------

NET ASSETS                                 $          9,356    $                81,170
                                           ===========================================

Unit value                                 $           8.15    $                  7.86
                                           ===========================================

Units outstanding                                     1,148                     10,327
                                           ===========================================

SEE ACCOMPANYING NOTES.

                                                                            SERVICE CLASS 2 NON-AFFILIATED
                                           -----------------------------------------------------------------------------------------
                                             VIP MONEY MARKET       VIP MONEY MARKET       VIP MONEY MARKET       VIP HIGH INCOME
                                             (IQ ANNUITY(TM))      (ANNUICHOICE(TM))     (GRANDMASTER FLEX3(TM))  (IQ ANNUITY(TM))
                                                 DIVISION               DIVISION               DIVISION               DIVISION
                                           -----------------------------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $         21,832,026   $          7,403,590   $            546,165   $          1,037,957

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                   (7,141)                (1,258)                  (218)                   243
                                           -----------------------------------------------------------------------------------------

NET ASSETS                                 $         21,839,167   $          7,404,848   $            546,383   $          1,037,714
                                           =========================================================================================

Unit value                                 $              10.11   $              10.31   $               9.99   $               9.17
                                           =========================================================================================

Units outstanding                                     2,160,155                718,220                 54,693                113,164
                                           =========================================================================================

                                                          SERVICE CLASS 2 NON-AFFILIATED
                                           ------------------------------------------------------------------
                                             VIP HIGH INCOME       VIP EQUITY-INCOME      VIP EQUITY-INCOME
                                            (ANNUICHOICE(TM))       (IQ ANNUITY(TM))      (ANNUICHOICE(TM))
                                                 DIVISION               DIVISION               DIVISION
                                           ------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $          1,226,641   $          2,160,666   $          2,406,390

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                     (308)                   (21)                 1,241
                                           ------------------------------------------------------------------

NET ASSETS                                 $          1,226,949   $          2,160,687   $          2,405,149
                                           ==================================================================

Unit value                                 $               8.26   $               7.66   $               7.70
                                           ==================================================================

Units outstanding                                       148,541                282,074                312,357
                                           ==================================================================

SEE ACCOMPANYING NOTES.

                                                                          SERVICE CLASS 2 NON-AFFILIATED
                                           ----------------------------------------------------------------------------------------
                                            VIP EQUITY-INCOME          VIP GROWTH             VIP GROWTH            VIP GROWTH
                                          (GRANDMASTER FLEX3(TM))   (IQ ANNUITY(TM))      (ANNUICHOICE(TM))  (GRANDMASTER FLEX3(TM))
                                                 DIVISION               DIVISION               DIVISION              DIVISION
                                           ----------------------------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $            525,408   $            448,543   $            658,309  $            151,269

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                       19                     70                    (60)                  (70)
                                           ----------------------------------------------------------------------------------------

NET ASSETS                                 $            525,389   $            448,473   $            658,369  $            151,339
                                           ========================================================================================

Unit value                                 $               8.07   $               5.83   $               5.47  $               7.45
                                           ========================================================================================

Units outstanding                                        65,104                 76,925                120,360                20,314
                                           ========================================================================================

                                                          SERVICE CLASS 2 NON-AFFILIATED
                                           ------------------------------------------------------------------
                                                                                            VIP INVESTMENT
                                               VIP OVERSEAS           VIP OVERSEAS            GRADE BOND
                                             (IQ ANNUITY(TM))      (ANNUICHOICE(TM))       (IQ ANNUITY(TM))
                                                 DIVISION               DIVISION               DIVISION
                                           ------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $            220,058   $             69,114   $          6,316,234

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                       81                     19                 (2,404)
                                           ------------------------------------------------------------------

NET ASSETS                                 $            219,977   $             69,095   $          6,318,638
                                           ==================================================================

Unit value                                 $               6.30   $               6.07   $              11.27
                                           ==================================================================

Units outstanding                                        34,917                 11,383                560,660
                                           ==================================================================

SEE ACCOMPANYING NOTES.

                                                                         SERVICE CLASS 2 NON-AFFILIATED
                                           ----------------------------------------------------------------------------------------
                                              VIP INVESTMENT
                                                GRADE BOND         VIP ASSET MANAGER      VIP ASSET MANAGER       VIP INDEX 500
                                            (ANNUICHOICE(TM))       (IQ ANNUITY(TM))      (ANNUICHOICE(TM))      (IQ ANNUITY(TM))
                                                 DIVISION               DIVISION               DIVISION              DIVISION
                                           ----------------------------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $          9,000,549   $            498,158   $            401,014  $          2,275,029

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                   (1,928)                    48                    (76)                  813
                                           ----------------------------------------------------------------------------------------

NET ASSETS                                 $          9,002,477   $            498,110   $            401,090  $          2,274,216
                                           ========================================================================================

Unit value                                 $              11.58   $               8.68   $               8.50  $               7.00
                                           ========================================================================================

Units outstanding                                       777,416                 57,386                 47,187               324,888
                                           ========================================================================================

                                                           SERVICE CLASS 2 NON-AFFILIATED
                                           ------------------------------------------------------------------
                                                                        VIP ASSET               VIP ASSET
                                              VIP INDEX 500         MANAGER: GROWTH        MANAGER: GROWTH
                                            (ANNUICHOICE(TM))       (IQ ANNUITY(TM))      (ANNUICHOICE(TM))
                                                 DIVISION               DIVISION               DIVISION
                                           ------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $          1,776,388   $            105,920   $            119,016

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                      722                    (23)                    37
                                           ------------------------------------------------------------------

NET ASSETS                                 $          1,775,666   $            105,943   $            118,979
                                           ==================================================================

Unit value                                 $               6.45   $               7.75   $               7.49
                                           ==================================================================

Units outstanding                                       275,297                 13,670                 15,885
                                           ==================================================================

SEE ACCOMPANYING NOTES.

                                                                        SERVICE CLASS 2 NON-AFFILIATED
                                           ----------------------------------------------------------------------------------------
                                               VIP BALANCED           VIP BALANCED          VIP CONTRAFUND        VIP CONTRAFUND
                                             (IQ ANNUITY(TM))      (ANNUICHOICE(TM))       (IQ ANNUITY(TM))     (ANNUICHOICE(TM))
                                                 DIVISION               DIVISION               DIVISION              DIVISION
                                           ----------------------------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $            836,776   $          1,368,700   $          1,542,964  $          1,472,106

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                     (168)                   275                    203                    44
                                           ----------------------------------------------------------------------------------------

NET ASSETS                                 $            836,944   $          1,368,425   $          1,542,761  $          1,472,062
                                           ========================================================================================

Unit value                                 $               8.71   $               8.62   $               8.53  $               8.06
                                           ========================================================================================

Units outstanding                                        96,090                158,750                180,863               182,638
                                           ========================================================================================

                                                           SERVICE CLASS 2 NON-AFFILIATED
                                           ------------------------------------------------------------------
                                                                       VIP GROWTH              VIP GROWTH
                                              VIP CONTRAFUND         OPPORTUNITIES          OPPORTUNITIES
                                           (GRANDMASTER FLEX3(TM))  (IQ ANNUITY(TM))      (ANNUICHOICE(TM))
                                                 DIVISION               DIVISION               DIVISION
                                           ------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $            538,872   $             38,377   $            140,407

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                      (54)                     6                     50
                                           ------------------------------------------------------------------

NET ASSETS                                 $            538,926   $             38,371   $            140,357
                                           ==================================================================

Unit value                                 $               8.61   $               6.93   $               7.20
                                           ==================================================================

Units outstanding                                        62,593                  5,537                 19,494
                                           ==================================================================

SEE ACCOMPANYING NOTES.

                                                                       SERVICE CLASS 2 NON-AFFILIATED
                                           ----------------------------------------------------------------------------------------
                                                VIP GROWTH            VIP GROWTH &           VIP GROWTH &          VIP GROWTH &
                                              OPPORTUNITIES              INCOME                 INCOME                INCOME
                                           (GRANDMASTER FLEX3(TM))  (IQ ANNUITY(TM))      (ANNUICHOICE(TM))  (GRANDMASTER FLEX3(TM))
                                                 DIVISION               DIVISION               DIVISION              DIVISION
                                           ----------------------------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $                950   $          1,088,564   $            803,222  $             70,826

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                        1                   (241)                   498                   (38)
                                           ----------------------------------------------------------------------------------------

NET ASSETS                                 $                949   $          1,088,805   $            802,724  $             70,864
                                           ========================================================================================

Unit value                                 $               8.11   $               7.75   $               7.48  $               8.68
                                           ========================================================================================

Units outstanding                                           117                140,491                107,316                 8,164
                                           ========================================================================================

                                                           SERVICE CLASS 2 NON-AFFILIATED
                                           ------------------------------------------------------------------
                                               VIP MID CAP            VIP MID CAP            VIP MID CAP
                                             (IQ ANNUITY(TM))      (ANNUICHOICE(TM))     (GRANDMASTER FLEX3(TM))
                                                 DIVISION               DIVISION               DIVISION
                                           ------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $          2,207,721   $          2,360,422   $             75,703

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                    1,116                    376                     (6)
                                           ------------------------------------------------------------------

NET ASSETS                                 $          2,206,605   $          2,360,046   $             75,709
                                           ==================================================================

Unit value                                 $               9.21   $               9.09   $               8.46
                                           ==================================================================

Units outstanding                                       239,588                259,631                  8,949
                                           ==================================================================

SEE ACCOMPANYING NOTES.

                                           SERVICE CLASS 2 NON-AFFILIATED
                                           --------------------------------------------------------------------
                                                                        VIP DYNAMIC             VIP DYNAMIC
                                              VIP AGGRESSIVE             CAPITAL                 CAPITAL
                                                  GROWTH               APPRECIATION            APPRECIATION
                                             (IQ ANNUITY(TM))        (IQ ANNUITY(TM))       (ANNUICHOICE(TM))
                                                 DIVISION                DIVISION                DIVISION
                                           --------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $             19,889    $              7,933    $             21,762

LIABILITIES

Payable to (receivable from) the general
  account of Integrity                                      (15)                     (4)                     (1)
                                           --------------------------------------------------------------------

NET ASSETS                                 $             19,904    $              7,937    $             21,763
                                           ====================================================================

Unit value                                 $               6.84    $               8.25    $               8.89
                                           ====================================================================

Units outstanding                                         2,910                     962                   2,448
                                           ====================================================================

                                                                         SERVICE SHARES NON-AFFILIATED
                                           --------------------------------------------------------------------------------------
                                               JANUS ASPEN           JANUS ASPEN           JANUS ASPEN           JANUS ASPEN
                                                  GROWTH                GROWTH                GROWTH                GROWTH
                                             (IQ ANNUITY(TM))     (ANNUICHOICE(TM))     (GRANDMASTER(TM))    (GRANDMASTER FLEX3(TM))
                                                 DIVISION              DIVISION              DIVISION              DIVISION
                                           --------------------------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $            618,911  $            529,114  $            100,052  $             35,276

LIABILITIES

Payable to (receivable from) the general
  account of Integrity                                      112                   993                    63                   (10)
                                           --------------------------------------------------------------------------------------

NET ASSETS                                 $            618,799  $            528,121  $             99,989  $             35,286
                                           ======================================================================================

Unit value                                 $               4.69  $               4.96  $               5.70  $               7.59
                                           ======================================================================================

Units outstanding                                       131,940               106,476                17,542                 4,649
                                           ======================================================================================

SEE ACCOMPANYING NOTES.

                                                                             SERVICE SHARES NON-AFFILIATED
                                           ----------------------------------------------------------------------------------------
                                               JANUS ASPEN             JANUS ASPEN           JANUS ASPEN            JANUS ASPEN
                                             AGGRESSIVE GROWTH      AGGRESSIVE GROWTH     AGGRESSIVE GROWTH      AGGRESSIVE GROWTH
                                             (IQ ANNUITY(TM))       (ANNUICHOICE(TM))      (GRANDMASTER(TM)) (GRANDMASTER FLEX3(TM))
                                                 DIVISION                DIVISION              DIVISION              DIVISION
                                           ----------------------------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $            549,424   $            251,590   $            132,762  $             12,224

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                     (336)                  (207)                    54                     2
                                           ----------------------------------------------------------------------------------------

NET ASSETS                                 $            549,760   $            251,797   $            132,708  $             12,222
                                           ========================================================================================

Unit value                                 $               3.26   $               3.92   $               6.13  $               8.03
                                           ========================================================================================

Units outstanding                                       168,638                 64,234                 21,649                 1,522
                                           ========================================================================================

                                                             SERVICE SHARES NON-AFFILIATED
                                           ------------------------------------------------------------------
                                               JANUS ASPEN             JANUS ASPEN           JANUS ASPEN
                                           CAPITAL APPRECIATION   CAPITAL APPRECIATION   CAPITAL APPRECIATION
                                              (IQ ANNUITY(TM))      (ANNUICHOICE(TM))      (GRANDMASTER(TM))
                                                DIVISION               DIVISION               DIVISION
                                           ------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $          1,230,880   $            604,095   $            270,899

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                       42                     29                     68
                                           ------------------------------------------------------------------

NET ASSETS                                 $          1,230,838   $            604,066   $            270,831
                                           ==================================================================

Unit value                                 $               5.69   $               6.41   $               6.91
                                           ==================================================================

Units outstanding                                       216,316                 94,238                 39,194
                                           ==================================================================

SEE ACCOMPANYING NOTES.

                                                                            SERVICE SHARES NON-AFFILIATED
                                           ----------------------------------------------------------------------------------------
                                               JANUS ASPEN          JANUS ASPEN CORE       JANUS ASPEN CORE      JANUS ASPEN CORE
                                           CAPITAL APPRECIATION          EQUITY                 EQUITY                EQUITY
                                          (GRANDMASTER FLEX3(TM))   (IQ ANNUITY(TM))      (ANNUICHOICE(TM))     (GRANDMASTER(TM))
                                                 DIVISION               DIVISION               DIVISION              DIVISION
                                           ----------------------------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $            106,457   $            743,986   $            207,702  $             61,740

LIABILITIES

Payable to (receivable from) the general
  account of Integrity                                      (20)                   247                    (83)                  (22)
                                           ----------------------------------------------------------------------------------------

NET ASSETS                                 $            106,477   $            743,739   $            207,785  $             61,762
                                           ========================================================================================

Unit value                                 $               8.63   $               6.78   $               6.99  $               7.35
                                           ========================================================================================

Units outstanding                                        12,338                109,696                 29,726                 8,403
                                           ========================================================================================

                                                            SERVICE SHARES NON-AFFILIATED
                                           ------------------------------------------------------------------
                                                                      JANUS ASPEN             JANUS ASPEN
                                             JANUS ASPEN CORE        INTERNATIONAL          INTERNATIONAL
                                                  EQUITY                 GROWTH                 GROWTH
                                          (GRANDMASTER FLEX3(TM))   (IQ ANNUITY(TM))      (ANNUICHOICE(TM))
                                                 DIVISION               DIVISION               DIVISION
                                           ------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $             35,811   $          2,406,152   $            199,953

LIABILITIES

Payable to (receivable from) the general
  account of Integrity                                       13                    940                     34
                                           ------------------------------------------------------------------

NET ASSETS                                 $             35,798   $          2,405,212   $            199,919
                                           ==================================================================

Unit value                                 $               7.98   $               4.81   $               5.40
                                           ==================================================================

Units outstanding                                         4,486                500,044                 37,022
                                           ==================================================================

SEE ACCOMPANYING NOTES.

                                                                             SERVICE SHARES NON-AFFILIATED
                                           ----------------------------------------------------------------------------------------
                                               JANUS ASPEN            JANUS ASPEN
                                              INTERNATIONAL          INTERNATIONAL           JANUS ASPEN           JANUS ASPEN
                                                  GROWTH                 GROWTH            STRATEGIC VALUE       STRATEGIC VALUE
                                            (GRANDMASTER(TM))    (GRANDMASTER FLEX3(TM))   (IQ ANNUITY(TM))     (ANNUICHOICE(TM))
                                                 DIVISION               DIVISION               DIVISION              DIVISION
                                           ----------------------------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $             47,058   $             40,541   $            485,533  $            616,204

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                      (26)                    15                    (45)                 (321)
                                           ----------------------------------------------------------------------------------------

NET ASSETS                                 $             47,084   $             40,526   $            485,578  $            616,525
                                           ========================================================================================

Unit value                                 $               6.15   $               7.69   $               6.58  $               6.50
                                           ========================================================================================

Units outstanding                                         7,656                  5,270                 73,796                94,850
                                           ========================================================================================

                                                            SERVICE SHARES NON-AFFILIATED
                                           ------------------------------------------------------------------
                                               JANUS ASPEN            JANUS ASPEN            JANUS ASPEN
                                             STRATEGIC VALUE        STRATEGIC VALUE            BALANCED
                                            (GRANDMASTER(TM))    (GRANDMASTER FLEX3(TM))  (ANNUICHOICE(TM))
                                                 DIVISION               DIVISION               DIVISION
                                           ------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $            776,564   $             16,848   $          1,870,340

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                      562                     (9)                   423
                                           ------------------------------------------------------------------

NET ASSETS                                 $            776,002   $             16,857   $          1,869,917
                                           ==================================================================

Unit value                                 $               6.80   $               7.31   $               8.70
                                           ==================================================================

Units outstanding                                       114,118                  2,306                214,933
                                           ==================================================================

SEE ACCOMPANYING NOTES.

                                                                             SERVICE SHARES NON-AFFILIATED
                                           ----------------------------------------------------------------------------------------
                                               JANUS ASPEN            JANUS ASPEN            JANUS ASPEN           JANUS ASPEN
                                                 BALANCED               BALANCED               BALANCED          WORLDWIDE GROWTH
                                            (GRANDMASTER(TM))    (GRANDMASTER FLEX3(TM))      (IQ3(TM))         (ANNUICHOICE(TM))
                                                 DIVISION               DIVISION               DIVISION              DIVISION
                                           ----------------------------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $            609,407   $             87,315   $             49,293  $            540,607

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                      279                     13                     (4)                  278
                                           ----------------------------------------------------------------------------------------

NET ASSETS                                 $            609,128   $             87,302   $             49,297  $            540,329
                                           ========================================================================================

Unit value                                 $               8.85   $               9.21   $               9.34  $               5.41
                                           ========================================================================================

Units outstanding                                        68,828                  9,479                  5,278                99,876
                                           ========================================================================================

                                                               SERVICE SHARES NON-AFFILIATED
                                           ------------------------------------------------------------------
                                               JANUS ASPEN            JANUS ASPEN            JANUS ASPEN
                                             WORLDWIDE GROWTH       WORLDWIDE GROWTH       WORLDWIDE GROWTH
                                             (IQ ANNUITY(TM))      (GRANDMASTER(TM))     (GRANDMASTER FLEX3(TM))
                                                 DIVISION               DIVISION               DIVISION
                                           ------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $            462,279   $            201,611   $             50,533

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                      301                    (92)                   (11)
                                           ------------------------------------------------------------------

NET ASSETS                                 $            461,978   $            201,703   $             50,544
                                           ==================================================================

Unit value                                 $               6.24   $               6.17   $               7.77
                                           ==================================================================

Units outstanding                                        74,035                 32,691                  6,505
                                           ==================================================================

SEE ACCOMPANYING NOTES.

                                                                          CLASS 1B SHARES NON-AFFILIATED
                                           ----------------------------------------------------------------------------------------
                                                PUTNAM VT              PUTNAM VT              PUTNAM VT             PUTNAM VT
                                             GROWTH & INCOME        GROWTH & INCOME        GROWTH & INCOME       GROWTH & INCOME
                                            (ANNUICHOICE(TM))       (IQ ANNUITY(TM))      (GRANDMASTER(TM))  (GRANDMASTER FLEX3(TM))
                                                 DIVISION               DIVISION               DIVISION              DIVISION
                                           ----------------------------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $            947,797   $            768,061   $            395,953  $             49,121

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                     (182)                  (323)                   182                   (30)
                                           ----------------------------------------------------------------------------------------

NET ASSETS                                 $            947,979   $            768,384   $            395,771  $             49,151
                                           ========================================================================================

Unit value                                 $               7.56   $               7.36   $               7.39  $               8.08
                                           ========================================================================================

Units outstanding                                       125,394                104,400                 53,555                 6,083
                                           ========================================================================================

                                                            CLASS 1B SHARES NON-AFFILIATED
                                           ------------------------------------------------------------------
                                                PUTNAM VT               PUTNAM VT               PUTNAM VT
                                              INTERNATIONAL          INTERNATIONAL          INTERNATIONAL
                                                  GROWTH                 GROWTH                 GROWTH
                                            (ANNUICHOICE(TM))       (IQ ANNUITY(TM))      (GRANDMASTER(TM))
                                                 DIVISION               DIVISION               DIVISION
                                           ------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $            397,012   $            537,886   $            485,422

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                        8                   (225)                  (255)
                                           ------------------------------------------------------------------

NET ASSETS                                 $            397,004   $            538,111   $            485,677
                                           ==================================================================

Unit value                                 $               6.58   $               7.29   $               7.16
                                           ==================================================================

Units outstanding                                        60,335                 73,815                 67,832
                                           ==================================================================

SEE ACCOMPANYING NOTES.

                                                            CLASS 1B SHARES NON-AFFILIATED
                                           --------------------------------------------------------------------
                                                PUTNAM VT
                                              INTERNATIONAL          PUTNAM VT SMALL         PUTNAM VT SMALL
                                                  GROWTH                CAP VALUE               CAP VALUE
                                          (GRANDMASTER FLEX3(TM))   (ANNUICHOICE(TM))        (IQ ANNUITY(TM))
                                                 DIVISION                DIVISION                DIVISION
                                           --------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $            149,921    $          1,027,090    $            779,988

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                       52                      96                     355
                                           --------------------------------------------------------------------

NET ASSETS                                 $            149,869    $          1,026,994    $            779,633
                                           ====================================================================

Unit value                                 $               7.93    $               9.23    $               8.25
                                           ====================================================================

Units outstanding                                        18,899                 111,267                  94,501
                                           ====================================================================

                                           CLASS 1B SHARES NON-AFFILIATED
                                           -------------------------------------------
                                             PUTNAM VT SMALL        PUTNAM VT SMALL
                                                CAP VALUE              CAP VALUE
                                            (GRANDMASTER(TM))    (GRANDMASTER FLEX3(TM))
                                                 DIVISION               DIVISION
                                           -------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $          4,752,737   $             38,088

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                    1,594                      7
                                           -------------------------------------------

NET ASSETS                                 $          4,751,143   $             38,081
                                           ===========================================

Unit value                                 $               8.74   $               7.36
                                           ===========================================

Units outstanding                                       543,609                  5,174
                                           ===========================================

SEE ACCOMPANYING NOTES.

                                                                        CLASS 1B SHARES NON-AFFILIATED
                                           -----------------------------------------------------------------------------------
                                               PUTNAM VT           PUTNAM VT           PUTNAM VT              PUTNAM VT
                                              VOYAGER II           VOYAGER II         VOYAGER II             VOYAGER II
                                           (ANNUICHOICE(TM))    (IQ ANNUITY(TM))   (GRANDMASTER(TM))   (GRANDMASTER FLEX3(TM))
                                               DIVISION             DIVISION           DIVISION               DIVISION
                                           -----------------------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $         551,984    $        168,966   $          78,830   $                16,325

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                  (398)                 78                 167                       (11)
                                           -----------------    ----------------   -----------------   -----------------------

Net assets                                 $         552,382    $        168,888   $          78,663   $                16,336
                                           =================    ================   =================   =======================

Unit value                                 $            4.66    $           5.74   $            5.79   $                  7.49
                                           =================    ================   =================   =======================

Units outstanding                                    118,537              29,423              13,586                     2,181
                                           =================    ================   =================   =======================

                                                   CLASS B NON-AFFILIATED
                                           --------------------------------------
                                                SCUDDER EAFE         SCUDDER EAFE
                                                EQUITY INDEX         EQUITY INDEX
                                           (GRANDMASTER FLEX3(TM))    (IQ3(TM))
                                                  DIVISION             DIVISION
                                           --------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $                 1,045   $    174,517

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                        --             (416)
                                           -----------------------   ------------

Net assets                                 $                 1,045   $    174,933
                                           =======================   ============

Unit value                                 $                  7.63   $       7.78
                                           =======================   ============

Units outstanding                                              137         22,485
                                           =======================   ============

SEE ACCOMPANYING NOTES.

                                                                        CLASS B NON-AFFILIATED
                                           ----------------------------------------------------------------------
                                             SCUDDER EQUITY 500      SCUDDER EQUITY 500      SCUDDER SMALL CAP
                                                    INDEX                  INDEX                   INDEX
                                           (GRANDMASTER FLEX3(TM))       (IQ3(TM))        (GRANDMASTER FLEX3(TM))
                                                  DIVISION                DIVISION               DIVISION
                                           ----------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $                55,145   $          208,348   $                16,820

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                          23                   15                         2
                                           -----------------------   ------------------   -----------------------

Net assets                                 $                55,122   $          208,333   $                16,818
                                           =======================   ==================   =======================

Unit value                                 $                  8.04   $             8.35   $                  7.61
                                           =======================   ==================   =======================

Units outstanding                                            6,856               24,950                     2,210
                                           =======================   ==================   =======================

                                                                       CLASS B NON-AFFILIATED
                                           --------------------------------------------------------------------------------
                                           SCUDDER SMALL CAP    SCUDDER VIT EAFE        SCUDDER VIT          SCUDDER VIT
                                                 INDEX            EQUITY INDEX       EQUITY 500 INDEX      SMALL CAP INDEX
                                               (IQ3(TM))        (ANNUICHOICE(TM))    (ANNUICHOICE(TM))    (ANNUICHOICE(TM))
                                                DIVISION            DIVISION             DIVISION             DIVISION
                                           --------------------------------------------------------------------------------
ASSETS
Investments, at value
  (aggregate cost of $493,224,302)         $          128,619   $          15,195    $          91,171    $           2,248

LIABILITIES
Payable to (receivable from) the general
  account of Integrity                                     25                  (3)                 (11)                --
                                           ------------------   -----------------    -----------------    -----------------

Net assets                                 $          128,594   $          15,198    $          91,182    $           2,248
                                           ==================   =================    =================    =================

Unit value                                 $             7.61   $            7.92    $            8.40    $            7.70
                                           ==================   =================    =================    =================

Units outstanding                                      16,898               1,919               10,855                  292
                                           ==================   =================    =================    =================

SEE ACCOMPANYING NOTES.

               SEPARATE ACCOUNT I OF INTEGRITY LIFE INSURANCE COMPANY

                            STATEMENT OF OPERATIONS

                        PERIODS ENDED DECEMBER 31, 2002


                                                                     BARON SMALL CAP     BARON SMALL CAP
                                                                    (ANNUICHOICE(TM))    (IQ ANNUITY(TM))
                                                      TOTAL             DIVISION             DIVISION
                                                  -------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $   11,139,593    $               -      $            -

EXPENSES
  Mortality and expense risk and
    administrative charges                             6,272,786                7,203               8,878
  Bonus rider fee                                        366,157                3,571                 307
  Death benefit rider fee                                 51,439                  575                  88
  EEB rider fee                                            3,258                    2                   -
                                                  --------------    -----------------    ----------------
  TOTAL EXPENSES                                       6,693,640               11,351               9,273
                                                  --------------    -----------------    ----------------
NET INVESTMENT INCOME (LOSS)                           4,445,953              (11,351)             (9,273)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                 (53,473,577)             (20,980)            (73,134)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                          (50,859,650)              18,141              15,295
        End of period                                (73,644,739)             (87,176)            (13,853)
                                                  --------------    -----------------    ----------------
  Change in net unrealized appreciation
   (depreciation) during the period                  (22,785,089)            (105,317)            (29,148)
                                                  --------------    -----------------    ----------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                     (76,258,666)            (126,297)           (102,282)
                                                  --------------    -----------------    ----------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $  (71,812,713)   $        (137,648)   $       (111,555)
                                                  ==============    =================    ================

                                                      BARON SMALL CAP          GABELLI LARGE       GABELLI LARGE
                                                  (GRANDMASTER FLEX3(TM))        CAP VALUE           CAP VALUE
                                                         DIVISION            (ANNUICHOICE(TM))    (IQ ANNUITY(TM))
                                                         -MAY 21*-               DIVISION             DIVISION
                                                  ----------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $                     -    $             677    $            440

EXPENSES
  Mortality and expense risk and
    administrative charges                                            355               12,487               8,881
  Bonus rider fee                                                      94                6,873                 138
  Death benefit rider fee                                              10                  904                  76
  EEB rider fee                                                         -                   12                  17
                                                  -----------------------    -----------------    ----------------
  TOTAL EXPENSES                                                      459               20,276               9,112
                                                  -----------------------    -----------------    ----------------
NET INVESTMENT INCOME (LOSS)                                         (459)             (19,599)             (8,672)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                                  (48)            (382,520)            (56,846)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                             -              (90,669)              3,922
        End of period                                              (2,876)            (242,033)           (178,713)
                                                  -----------------------    -----------------    ----------------
  Change in net unrealized appreciation
   (depreciation) during the period                                (2,876)            (151,364)           (182,635)
                                                  -----------------------    -----------------    ----------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                                   (2,924)            (533,884)           (239,481)
                                                  -----------------------    -----------------    ----------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $                (3,383)   $        (553,483)   $       (248,153)
                                                  =======================    =================    ================

                                                       GABELLI LARGE
                                                         CAP VALUE
                                                  (GRANDMASTER FLEX3(TM))
                                                         DIVISION
                                                         -MAY 21*-
                                                  -----------------------
INVESTMENT INCOME
  Reinvested dividends                            $                    11

EXPENSES
  Mortality and expense risk and
    administrative charges                                            238
  Bonus rider fee                                                      30
  Death benefit rider fee                                               9
  EEB rider fee                                                         -
                                                  -----------------------
  TOTAL EXPENSES                                                      277
                                                  -----------------------
NET INVESTMENT INCOME (LOSS)                                         (266)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                                 (427)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                             -
        End of period                                                 410
                                                  -----------------------
  Change in net unrealized appreciation
   (depreciation) during the period                                   410
                                                  -----------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                                      (17)
                                                  -----------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $                  (283)
                                                  =======================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                               HARRIS BRETALL
                                                   HARRIS BRETALL       HARRIS BRETALL          EQUITY GROWTH
                                                    EQUITY GROWTH       EQUITY GROWTH      (GRANDMASTER FLEX3(TM))
                                                  (ANNUICHOICE(TM))      (IQ ANNUITY)             DIVISION
                                                      DIVISION             DIVISION               -MAY 21*-
                                                  ----------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $               -    $              -    $                     -

EXPENSES
  Mortality and expense risk and
    administrative charges                                    4,865               1,647                         36
  Bonus rider fee                                             3,162                   3                         29
  Death benefit rider fee                                       364                  39                         10
  EEB rider fee                                                  19                  28                          -
                                                  -----------------    ----------------    -----------------------
TOTAL EXPENSES                                                8,410               1,717                         75
                                                  -----------------    ----------------    -----------------------
NET INVESTMENT INCOME (LOSS)                                 (8,410)             (1,717)                       (75)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                       (114,100)            (15,245)                        (9)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                 (11,794)              2,594                          -
        End of period                                       (89,722)            (19,664)                    (1,029)
                                                  -----------------    ----------------    -----------------------
    Change in net unrealized appreciation
      (depreciation) during the period                      (77,928)            (22,258)                    (1,029)
                                                  -----------------    ----------------    -----------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                           (192,028)            (37,503)                    (1,038)
                                                  -----------------    ----------------    -----------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $        (200,438)   $        (39,220)   $                (1,113)
                                                  =================    ================    =======================

                                                                                                THIRD AVENUE
                                                    THIRD AVENUE         THIRD AVENUE               VALUE
                                                        VALUE               VALUE          (GRANDMASTER FLEX3(TM))
                                                  (ANNUICHOICE(TM))    (IQ ANNUITY(TM))           DIVISION
                                                      DIVISION             DIVISION               -MAY 21*-
                                                  ----------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $          51,423    $         60,100    $                   459

EXPENSES
  Mortality and expense risk and
    administrative charges                                   28,781              43,252                        496
  Bonus rider fee                                            17,982                 545                         45
  Death benefit rider fee                                     2,435                 106                          7
  EEB rider fee                                                  16                  10                          -
                                                  -----------------    ----------------    -----------------------
TOTAL EXPENSES                                               49,214              43,913                        548
                                                  -----------------    ----------------    -----------------------
NET INVESTMENT INCOME (LOSS)                                  2,209              16,187                        (89)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                       (109,099)           (198,880)                       (38)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                  64,051              80,714                          -
        End of period                                      (465,187)           (500,733)                     4,237
                                                  -----------------    ----------------    -----------------------
    Change in net unrealized appreciation
      (depreciation) during the period                     (529,238)           (581,447)                     4,237
                                                  -----------------    ----------------    -----------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                           (638,337)           (780,327)                     4,199
                                                  -----------------    ----------------    -----------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $        (636,128)   $       (764,140)   $                 4,110
                                                  =================    ================    =======================

                                                  TOUCHSTONE BALANCED
                                                  (IQ ANNUITY(TM))
                                                     DIVISION
                                                  -------------------
INVESTMENT INCOME
  Reinvested dividends                            $            12,454

EXPENSES
  Mortality and expense risk and
    administrative charges                                      5,903
  Bonus rider fee                                                 381
  Death benefit rider fee                                          33
  EEB rider fee                                                     -
                                                  -------------------
TOTAL EXPENSES                                                  6,317
                                                  -------------------
NET INVESTMENT INCOME (LOSS)                                    6,137

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                          (31,626)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                      (924)
        End of period                                           2,038
                                                  -------------------
    Change in net unrealized appreciation
      (depreciation) during the period                          2,962
                                                  -------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                              (28,664)
                                                  -------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $           (22,527)
                                                  ===================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note: Year ended unless otherwise noted.

                                                                           TOUCHSTONE BALANCED
                                                  TOUCHSTONE BALANCED    (GRANDMASTER FLEX3(TM))    TOUCHSTONE BOND
                                                   (ANNUICHOICE(TM))            DIVISION            (IQ ANNUITY(TM))
                                                       DIVISION                 -MAY 21*-               DIVISION
                                                  ------------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $            21,485    $                 1,073    $        127,714

EXPENSES
  Mortality and expense risk and
    administrative charges                                      6,444                        349              10,881
  Bonus rider fee                                               3,264                         31                 291
  Death benefit rider fee                                         852                          8                 269
  EEB rider fee                                                    24                          -                 140
                                                  -------------------    -----------------------    ----------------
  TOTAL EXPENSES                                               10,584                        388              11,581
                                                  -------------------    -----------------------    ----------------
NET INVESTMENT INCOME (LOSS)                                   10,901                        685             116,133

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                          (32,417)                     1,105              22,466
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                    (9,321)                         -              (4,861)
        End of period                                         (47,963)                      (188)            (95,807)
                                                  -------------------    -----------------------    ----------------
    Change in net unrealized appreciation
      (depreciation) during the period                        (38,642)                      (188)            (90,946)
                                                  -------------------    -----------------------    ----------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                              (71,059)                       917             (68,480)
                                                  -------------------    -----------------------    ----------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $           (60,158)   $                 1,602    $         47,653
                                                  ===================    =======================    ================

                                                                           TOUCHSTONE BOND           TOUCHSTONE
                                                   TOUCHSTONE BOND     (GRANDMASTER FLEX3(TM))    EMERGING GROWTH
                                                  (ANNUICHOICE(TM))           DIVISION            (IQ ANNUITY(TM))
                                                      DIVISION                -MAY 21*-               DIVISION
                                                  ----------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $         236,180    $                16,435    $          6,982

EXPENSES
  Mortality and expense risk and
    administrative charges                                   20,089                        449               3,180
  Bonus rider fee                                            12,186                         27                 112
  Death benefit rider fee                                     1,802                          -                  15
  EEB rider fee                                                 179                          -                  17
                                                  -----------------    -----------------------    ----------------
  TOTAL EXPENSES                                             34,256                        476               3,324
                                                  -----------------    -----------------------    ----------------
NET INVESTMENT INCOME (LOSS)                                201,924                     15,959               3,658

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                          3,316                         (3)            (26,334)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                 (65,429)                         -                (228)
        End of period                                      (143,260)                   (13,812)            (13,339)
                                                  -----------------    -----------------------    ----------------
    Change in net unrealized appreciation
      (depreciation) during the period                      (77,831)                   (13,812)            (13,111)
                                                  -----------------    -----------------------    ----------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                            (74,515)                   (13,815)            (39,445)
                                                  -----------------    -----------------------    ----------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $         127,409    $                 2,144    $        (35,787)
                                                  =================    =======================    ================

                                                        TOUCHSTONE
                                                      EMERGING GROWTH
                                                     (ANNUICHOICE(TM))
                                                         DIVISION
                                                  -----------------------
INVESTMENT INCOME
  Reinvested dividends                            $                53,467

EXPENSES
  Mortality and expense risk and
    administrative charges                                          5,687
  Bonus rider fee                                                   2,572
  Death benefit rider fee                                             671
  EEB rider fee                                                        37
                                                  -----------------------
  TOTAL EXPENSES                                                    8,967
                                                  -----------------------
NET INVESTMENT INCOME (LOSS)                                       44,500

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                              (17,404)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                        (1,714)
        End of period                                            (156,847)
                                                  -----------------------
    Change in net unrealized appreciation
      (depreciation) during the period                           (155,133)
                                                  -----------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                                 (172,537)
                                                  -----------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $              (128,037)
                                                  =======================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                        TOUCHSTONE
                                                      EMERGING GROWTH           TOUCHSTONE          TOUCHSTONE
                                                  (GRANDMASTER FLEX3(TM))      ENHANCED 30          ENHANCED 30
                                                         DIVISION            (IQ ANNUITY(TM))    (ANNUICHOICE(TM))
                                                         -MAY 21*-               DIVISION            DIVISION
                                                  ----------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $                10,245    $            227    $           1,166
                                                  -----------------------    ----------------    -----------------
EXPENSES
  Mortality and expense risk and
    administrative charges                                            495                 110                  762
  Bonus rider fee                                                     119                  30                  427
  Death benefit rider fee                                               1                   1                  140
  EEB rider fee                                                         -                   -                    -
                                                  -----------------------    ----------------    -----------------
  TOTAL EXPENSES                                                      615                 141                1,329
                                                  -----------------------    ----------------    -----------------
NET INVESTMENT INCOME (LOSS)                                        9,630                  86                 (163)

Realized and unrealized gain (loss)
  on investments
    Net realized gain (loss) on sales
      of investments                                                 (845)               (393)                (954)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                             -                  92                   78
        End of period                                             (14,078)             (1,393)             (20,554)
                                                  -----------------------    ----------------    -----------------
    Change in net unrealized appreciation
      (depreciation) during the period                            (14,078)             (1,485)             (20,632)
                                                  -----------------------    ----------------    -----------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                                  (14,923)             (1,878)             (21,586)
                                                  -----------------------    ----------------    -----------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $                (5,293)   $         (1,792)   $         (21,749)
                                                  =======================    ================    =================

                                                        TOUCHSTONE
                                                        ENHANCED 30          TOUCHSTONE LARGE    TOUCHSTONE LARGE
                                                  (GRANDMASTER FLEX3(TM))       CAP GROWTH          CAP GROWTH
                                                         DIVISION            (IQ ANNUITY(TM))    (ANNUICHOICE(TM))
                                                         -MAY 21*-               DIVISION            DIVISION
                                                  ----------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $                   892    $              -    $               -
                                                  -----------------------    ----------------    -----------------
EXPENSES
  Mortality and expense risk and
    administrative charges                                            237                 126                  344
  Bonus rider fee                                                      55                   -                  317
  Death benefit rider fee                                              29                   -                   37
  EEB rider fee                                                        26                   -                    -
                                                  -----------------------    ----------------    -----------------
  TOTAL EXPENSES                                                      347                 126                  698
                                                  -----------------------    ----------------    -----------------
NET INVESTMENT INCOME (LOSS)                                          545                (126)                (698)

Realized and unrealized gain (loss)
  on investments
    Net realized gain (loss) on sales
      of investments                                                 (412)                (29)                (381)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                             -                  51                  550
        End of period                                              (3,229)             (4,044)             (10,806)
                                                  -----------------------    ----------------    -----------------
    Change in net unrealized appreciation
      (depreciation) during the period                             (3,229)             (4,095)             (11,356)
                                                  -----------------------    ----------------    -----------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                                   (3,641)             (4,124)             (11,737)
                                                  -----------------------    ----------------    -----------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $                (3,096)   $         (4,250)   $         (12,435)
                                                  =======================    ================    =================

                                                     TOUCHSTONE LARGE
                                                        CAP GROWTH
                                                  (GRANDMASTER FLEX3(TM))
                                                         DIVISION
                                                         -MAY 21*-
                                                  -----------------------
INVESTMENT INCOME
  Reinvested dividends                            $                     -
                                                  -----------------------
EXPENSES
  Mortality and expense risk and
    administrative charges                                             37
  Bonus rider fee                                                      17
  Death benefit rider fee                                               4
  EEB rider fee                                                         -
                                                  -----------------------
  TOTAL EXPENSES                                                       58
                                                  -----------------------
NET INVESTMENT INCOME (LOSS)                                          (58)

Realized and unrealized gain (loss)
  on investments
    Net realized gain (loss) on sales
      of investments                                                  (25)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                             -
        End of period                                                (953)
                                                  -----------------------
    Change in net unrealized appreciation
      (depreciation) during the period                               (953)
                                                  -----------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                                     (978)
                                                  -----------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $                (1,036)
                                                  =======================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                            TOUCHSTONE GROWTH
                                                                                                & INCOME
                                                  TOUCHSTONE GROWTH    TOUCHSTONE GROWTH       (GRANDMASTER          TOUCHSTONE
                                                      & INCOME             & INCOME             FLEX3(TM))          GROWTH/VALUE
                                                   (IQ ANNUITY(TM))    (ANNUICHOICE(TM))        DIVISION          (IQ ANNUITY(TM))
                                                       DIVISION             DIVISION            -MAY 21*-             DIVISION
                                                  --------------------------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $           7,454    $          22,531    $           1,074    $               -

EXPENSES
  Mortality and expense risk and
    administrative charges                                      645                  981                   34                3,052
  Bonus rider fee                                                 3                  455                   17                   27
  Death benefit rider fee                                        10                  107                    5                    6
  EEB rider fee                                                   -                    3                    -                    9
                                                  -----------------    -----------------    -----------------    -----------------
  TOTAL EXPENSES                                                658                1,546                   56                3,094
                                                  -----------------    -----------------    -----------------    -----------------
NET INVESTMENT INCOME (LOSS)                                  6,796               20,985                1,018               (3,094)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                         (3,801)             (11,391)                  (5)             (59,898)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                    (196)              (3,036)                   -               (4,959)
        End of period                                        (9,285)             (24,966)              (1,120)             (52,147)
                                                  -----------------    -----------------    -----------------    -----------------
    Change in net unrealized appreciation
     (depreciation) during the period                        (9,089)             (21,930)              (1,120)             (47,188)
                                                  -----------------    -----------------    -----------------    -----------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                            (12,890)             (33,321)              (1,125)            (107,086)
                                                  -----------------    -----------------    -----------------    -----------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $          (6,094)   $         (12,336)   $            (107)   $        (110,180)
                                                  =================    =================    =================    =================

                                                                            TOUCHSTONE
                                                     TOUCHSTONE            GROWTH/VALUE           TOUCHSTONE HIGH
                                                    GROWTH/VALUE       (GRANDMASTER FLEX3(TM))         YIELD
                                                  (ANNUICHOICE(TM))          DIVISION             (IQ ANNUITY(TM))
                                                      DIVISION               -MAY 21*-                DIVISION
                                                  ----------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $               -    $                     -    $         76,933

EXPENSES
  Mortality and expense risk and
    administrative charges                                    3,887                        187               5,953
  Bonus rider fee                                               975                         28                 223
  Death benefit rider fee                                       891                          7                 178
  EEB rider fee                                                 180                          -                  37
                                                  -----------------    -----------------------    ----------------
  TOTAL EXPENSES                                              5,933                        222               6,391
                                                  -----------------    -----------------------    ----------------
NET INVESTMENT INCOME (LOSS)                                 (5,933)                      (222)             70,542

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                        (13,844)                        16             (34,344)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                  (4,373)                         -              (1,832)
        End of period                                      (147,736)                    (1,454)              1,592
                                                  -----------------    -----------------------    ----------------
    Change in net unrealized appreciation
     (depreciation) during the period                      (143,363)                    (1,454)              3,424
                                                  -----------------    -----------------------    ----------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                           (157,207)                    (1,438)            (30,920)
                                                  -----------------    -----------------------    ----------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $        (163,140)   $                (1,660)   $         39,622
                                                  =================    =======================    ================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                            TOUCHSTONE HIGH
                                                    TOUCHSTONE HIGH              YIELD               TOUCHSTONE
                                                        YIELD           (GRANDMASTERFLEX3(TM))   INTERNATIONAL EQUITY
                                                   (ANNUICHOICE(TM))           DIVISION            (IQ ANNUITY(TM))
                                                        DIVISION               -MAY 21*-               DIVISION
                                                  -------------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $          108,850    $              20,238    $                 85

EXPENSES
  Mortality and expense risk and
    administrative charges                                     5,141                      449                   1,639
  Bonus rider fee                                              3,664                        1                       4
  Death benefit rider fee                                      1,442                        -                      10
  EEB rider fee                                                   11                        -                       2
                                                  ------------------    ---------------------    --------------------
  TOTAL EXPENSES                                              10,258                      450                   1,655
                                                  ------------------    ---------------------    --------------------
NET INVESTMENT INCOME (LOSS)                                  98,592                   19,788                  (1,570)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                          (4,999)                   2,458                 180,236
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                   (4,403)                       -                       -
        End of period                                        (30,525)                 (11,609)                     32
                                                  ------------------    ---------------------    --------------------
    Change in net unrealized appreciation
      (depreciation) during the period                       (26,122)                 (11,609)                     32
                                                  ------------------    ---------------------    --------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                             (31,121)                  (9,151)                180,268
                                                  ------------------    ---------------------    --------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $           67,471    $              10,637    $            178,698
                                                  ==================    =====================    ====================

                                                                                TOUCHSTONE
                                                      TOUCHSTONE           INTERNATIONAL EQUITY      TOUCHSTONE MONEY
                                                  INTERNATIONAL EQUITY    (GRANDMASTER FLEX3(TM))         MARKET
                                                    (ANNUICHOICE(TM))             DIVISION           (IQ ANNUITY(TM))
                                                        DIVISION                  -MAY 21*-              DIVISION
                                                  -------------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $                812    $                    23    $         30,016

EXPENSES
  Mortality and expense risk and
    administrative charges                                         763                          5              28,216
  Bonus rider fee                                                  273                          -                 254
  Death benefit rider fee                                          179                          -                 264
  EEB rider fee                                                      -                          -                   -
                                                  --------------------    -----------------------    ----------------
  TOTAL EXPENSES                                                 1,215                          5              28,734
                                                  --------------------    -----------------------    ----------------
NET INVESTMENT INCOME (LOSS)                                      (403)                        18               1,282

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                              (743)                         -                   -
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                       (961)                         -                   -
        End of period                                          (23,869)                       (61)                  -
                                                  --------------------    -----------------------    ----------------
    Change in net unrealized appreciation
      (depreciation) during the period                         (22,908)                       (61)                  -
                                                  --------------------    -----------------------    ----------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                               (23,651)                       (61)                  -
                                                  --------------------    -----------------------    ----------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $            (24,054)   $                   (43)   $          1,282
                                                  ====================    =======================    ================

                                                  TOUCHSTONE MONEY
                                                       MARKET
                                                  (ANNUICHOICE(TM))
                                                      DIVISION
                                                  -----------------
INVESTMENT INCOME
  Reinvested dividends                            $           5,300

EXPENSES
  Mortality and expense risk and
    administrative charges                                    3,505
  Bonus rider fee                                             2,649
  Death benefit rider fee                                       275
  EEB rider fee                                                   -
                                                  -----------------
  TOTAL EXPENSES                                              6,429
                                                  -----------------
NET INVESTMENT INCOME (LOSS)                                 (1,129)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                              -
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                       8
        End of period                                             8
                                                  -----------------
    Change in net unrealized appreciation
      (depreciation) during the period                            -
                                                  -----------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                                  -
                                                  -----------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $          (1,129)
                                                  =================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                     TOUCHSTONE MONEY
                                                          MARKET                TOUCHSTONE          TOUCHSTONE
                                                  (GRANDMASTER FLEX3(TM))    SMALL CAP VALUE     SMALl CAP VALUE
                                                         DIVISION            (IQ ANNUITY(TM))    (ANNUICHOICE(TM))
                                                         -MAY 21*-               DIVISION            DIVISION
                                                  ---------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $                    41    $              -    $              -

EXPENSES
  Mortality and expense risk and
    administrative charges                                             53               1,490               2,247
  Bonus rider fee                                                      98                  71               1,092
  Death benefit rider fee                                               -                 234                  90
  EEB rider fee                                                         -                   2                   -
                                                  -----------------------    ----------------    ----------------
  TOTAL EXPENSES                                                      151               1,797               3,429
                                                  -----------------------    ----------------    ----------------
NET INVESTMENT INCOME (LOSS)                                         (110)             (1,797)             (3,429)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                                    -                 891              (9,561)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                             -               2,617              36,783
        End of period                                                   -             (13,651)            (20,189)
                                                  -----------------------    ----------------    ----------------
    Change in net unrealized appreciation
      (depreciation) during the period                                  -             (16,268)            (56,972)
                                                  -----------------------    ----------------    ----------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                                        -             (15,377)            (66,533)
                                                  -----------------------    ----------------    ----------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $                  (110)   $        (17,174)   $        (69,962)
                                                  =======================    ================    ================

                                                        TOUCHSTONE
                                                      SMALL CAP VALUE        TOUCHSTONE VALUE    TOUCHSTONE VALUE
                                                  (GRANDMASTER FLEX3(TM))           PLUS                PLUS
                                                         DIVISION            (IQ ANNUITY(TM))    (ANNUICHOICE(TM))
                                                         -MAY 21*-               DIVISION            DIVISION
                                                  ---------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $                     -    $            445    $          2,593

EXPENSES
  Mortality and expense risk and
    administrative charges                                             29                 638               1,672
  Bonus rider fee                                                       8                   -                 721
  Death benefit rider fee                                               3                   -                 203
  EEB rider fee                                                         -                   -                   1
                                                  -----------------------    ----------------    ----------------
  TOTAL EXPENSES                                                       40                 638               2,597
                                                  -----------------------    ----------------    ----------------
NET INVESTMENT INCOME (LOSS)                                          (40)               (193)                 (4)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                                  (85)             (6,173)              1,203
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                             -                 252               1,846
        End of period                                                 549              (9,664)            (54,444)
                                                  -----------------------    ----------------    ----------------
    Change in net unrealized appreciation
      (depreciation) during the period                                549              (9,916)            (56,290)
                                                  -----------------------    ----------------    ----------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                                      464             (16,089)            (55,087)
                                                  -----------------------    ----------------    ----------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $                   424    $        (16,282)   $        (55,091)
                                                  =======================    ================    ================

                                                         JPM BOND
                                                  (GRANDMASTER FLEX3(TM))
                                                         DIVISION
                                                         -MAY 21*-
                                                  -----------------------
INVESTMENT INCOME
  Reinvested dividends                            $                     -

EXPENSES
  Mortality and expense risk and
    administrative charges                                            619
  Bonus rider fee                                                     112
  Death benefit rider fee                                              23
  EEB rider fee                                                         -
                                                  -----------------------
  TOTAL EXPENSES                                                      754
                                                  -----------------------
NET INVESTMENT INCOME (LOSS)                                         (754)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                                   17
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                             -
        End of period                                               5,382
                                                  -----------------------
    Change in net unrealized appreciation
      (depreciation) during the period                              5,382
                                                  -----------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                                    5,399
                                                  -----------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $                 4,645
                                                  =======================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                      JPM INTERNATIONAL       JPM INTERNATIONAL
                                                 JPM BOND         JPM BOND              OPPORTUNITIES           OPPORTUNITIES
                                                 (IQ3(TM))    (ANNUICHOICE(TM))    (GRANDMASTER FLEX3(TM))        (IQ3(TM))
                                                 DIVISION         DIVISION                DIVISION                DIVISION
                                                 -MAY 7*-         -MAY 8*-                -MAY 21*-               -MAY 7*-
                                                 ------------------------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                           $       -    $               -    $                     -    $               -

EXPENSES
  Mortality and expense risk and
    administrative charges                           5,480                1,364                         18                  613
  Bonus rider fee                                       42                1,160                          2                    -
  Death benefit rider fee                               22                  135                          1                    1
  EEB rider fee                                         71                   10                          -                    -
                                                 ---------    -----------------    -----------------------    -----------------
  TOTAL EXPENSES                                     5,615                2,669                         21                  614
                                                 ---------    -----------------    -----------------------    -----------------
NET INVESTMENT INCOME (LOSS)                        (5,615)              (2,669)                       (21)                (614)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                 9,179                3,819                          1               48,707
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                              -                    -                          -                    -
        End of period                               25,183               13,592                        288                 (984)
                                                 ---------    -----------------    -----------------------    -----------------
    Change in net unrealized appreciation
      (depreciation) during the period              25,183               13,592                        288                 (984)
                                                 ---------    -----------------    -----------------------    -----------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                    34,362               17,411                        289               47,723
                                                 ---------    -----------------    -----------------------    -----------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                $  28,747    $          14,742    $                   268    $          47,109
                                                 =========    =================    =======================    =================

                                                 JPM INTERNATIONAL           JPM MID             JPM MID
                                                   OPPORTUNITIES            CAP VALUE           CAP VALUE
                                                 (ANNUICHOICE(TM))   (GRANDMASTER FLEX3(TM))    (IQ3(TM))
                                                     DIVISION               DIVISION            DIVISION
                                                     -MAY 8*-               -MAY 21*-           -MAY 7*-
                                                 --------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                           $               -   $                     -    $       -

EXPENSES
  Mortality and expense risk and
    administrative charges                                       -                       100          956
  Bonus rider fee                                                -                        37          114
  Death benefit rider fee                                        -                         9            2
  EEB rider fee                                                  -                         -            -
                                                 -----------------   -----------------------    ---------
  TOTAL EXPENSES                                                 -                       146        1,072
                                                 -----------------   -----------------------    ---------
NET INVESTMENT INCOME (LOSS)                                     -                      (146)      (1,072)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                             -                        14         (307)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                      -                         -            -
        End of period                                            1                       216        1,198
                                                 -----------------   -----------------------    ---------
    Change in net unrealized appreciation
      (depreciation) during the period                           1                       216        1,198
                                                 -----------------   -----------------------    ---------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                                 1                       230          891
                                                 -----------------   -----------------------    ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                $               1   $                    84    $    (181)
                                                 =================   =======================    =========

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                             VAN KAMPEN
                                                       JPM MID               BANDWIDTH &              VAN KAMPEN
                                                      CAP VALUE          TELECOMMUNICATIONS          BANDWIDTH &
                                                  (ANNUICHOICE(TM))    (GRANDMASTER FLEX3(TM))    TELECOMMUNICATIONS
                                                      DIVISION                DIVISION            (ANNUICHOICE(TM))
                                                      -MAY 8*-                -MAY 21*-                DIVISION
                                                  ------------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $               -    $                   700    $            4,870

EXPENSES
  Mortality and expense risk and
    administrative charges                                      101                         12                   403
  Bonus rider fee                                                47                          -                   202
  Death benefit rider fee                                        53                          -                    30
  EEB rider fee                                                   -                          -                     -
                                                  -----------------    -----------------------    ------------------
  TOTAL EXPENSES                                                201                         12                   635
                                                  -----------------    -----------------------    ------------------
NET INVESTMENT INCOME (LOSS)                                   (201)                       688                 4,235

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                         (1,851)                        (6)             (105,535)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                       -                          -               (41,571)
        End of period                                           188                     (1,314)               (5,066)
                                                  -----------------    -----------------------    ------------------
    Change in net unrealized appreciation
     (depreciation) during the period                           188                     (1,314)               36,505
                                                  -----------------    -----------------------    ------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                             (1,663)                    (1,320)              (69,030)
                                                  -----------------    -----------------------    ------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $          (1,864)   $                  (632)   $          (64,795)
                                                  =================    =======================    ==================

                                                      VAN KAMPEN           VAN KAMPEN           VAN KAMPEN
                                                     BANDWIDTH &         BIOTECHNOLOGY &     BIOTECHNOLOGY &
                                                  TELECOMMUNICATIONS     PHARMACEUTICAL       PHARMACEUTICAL
                                                   (IQ ANNUITY(TM))     (ANNUICHOICE(TM))    (IQ ANNUITY(TM))
                                                       DIVISION             DIVISION             DIVISION
                                                  -----------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $               52    $           5,432    $          4,229

EXPENSES
  Mortality and expense risk and
    administrative charges                                         3                4,483               5,890
  Bonus rider fee                                                  -                2,529                 256
  Death benefit rider fee                                          -                  389                   1
  EEB rider fee                                                    -                   15                   -
                                                  ------------------    -----------------    ----------------
  TOTAL EXPENSES                                                   3                7,416               6,147
                                                  ------------------    -----------------    ----------------
NET INVESTMENT INCOME (LOSS)                                      49               (1,984)             (1,918)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                            (230)            (147,846)           (242,479)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                       48               20,292               1,958
        End of period                                           (108)             (57,499)            (29,036)
                                                  ------------------    -----------------    ----------------
    Change in net unrealized appreciation
     (depreciation) during the period                           (156)             (77,791)            (30,994)
                                                  ------------------    -----------------    ----------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                                (386)            (225,637)           (273,473)
                                                  ------------------    -----------------    ----------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $             (337)   $        (227,621)   $       (275,391)
                                                  ==================    =================    ================


                                                        VAN KAMPEN                 VAN KAMPEN
                                                      BIOTECHNOLOGY &           EMERGING MARKETS
                                                      PHARMACEUTICAL                  DEBT
                                                  (GRANDMASTEREFLEX3(TM))    (GRANDMASTEREFLEX3(TM))
                                                         DIVISION                   DIVISION
                                                         -MAY 21*-                  -MAY 21*-
                                                  --------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $                    49    $                   200

EXPENSES
  Mortality and expense risk and
    administrative charges                                             25                          5
  Bonus rider fee                                                       1                          -
  Death benefit rider fee                                               1                          -
  EEB rider fee                                                         -                          -
                                                  -----------------------    -----------------------
  TOTAL EXPENSES                                                       27                          5
                                                  -----------------------    -----------------------
NET INVESTMENT INCOME (LOSS)                                           22                        195

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                                   (5)                        10
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                             -                          -
        End of period                                                (118)                      (103)
                                                  -----------------------    -----------------------
    Change in net unrealized appreciation
     (depreciation) during the period                                (118)                      (103)
                                                  -----------------------    -----------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                                     (123)                       (93)
                                                  -----------------------    -----------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $                  (101)   $                   102
                                                  =======================    =======================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                     VAN KAMPEN         VAN KAMPEN
                                                  EMERGING MARKETS   EMERGING MARKETS
                                                        DEBT               DEBT
                                                     (IQ3(TM))       (ANNUICHOICE(TM))    VAN KAMPEN INTERNET
                                                      DIVISION           DIVISION          (ANNUICHOICE(TM))
                                                      -MAY 7*-           -MAY 8*-              DIVISION
                                                  -----------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $         19,890   $           2,434    $                 -

EXPENSES
  Mortality and expense risk and
    administrative charges                                   1,062                  43                      5
  Bonus rider fee                                              116                  38                      3
  Death benefit rider fee                                      171                   1                      -
  EEB rider fee                                                 93                   -                      -
                                                  ----------------   -----------------    -------------------
TOTAL EXPENSES                                               1,442                  82                      8
                                                  ----------------   -----------------    -------------------
NET INVESTMENT INCOME (LOSS)                                18,448               2,352                     (8)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                         2,697                   4                   (679)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                      -                   -                     33
        End of period                                        3,048              (1,298)                     -
                                                  ----------------   -----------------    -------------------
    Change in net unrealized appreciation
      (depreciation) during the period                       3,048              (1,298)                   (33)
                                                  ----------------   -----------------    -------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                             5,745              (1,294)                  (712)
                                                  ----------------   -----------------    -------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $         24,193   $           1,058    $              (720)
                                                  ================   =================    ===================

                                                                              VAN KAMPEN
                                                  VAN KAMPEN INTERNET    MS HIGH-TECH 35 INDEX
                                                   (IQ ANNUITY(TM))       (ANNUICHOICE(TM))
                                                       DIVISION                DIVISION
                                                  --------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $                 -    $                 393

EXPENSES
  Mortality and expense risk and
    administrative charges                                        159                      875
  Bonus rider fee                                                   -                      474
  Death benefit rider fee                                           -                      166
  EEB rider fee                                                     -                       26
                                                  -------------------    ---------------------
TOTAL EXPENSES                                                    159                    1,541
                                                  -------------------    ---------------------
                   NET INVESTMENT INCOME (LOSS) (159) (1,148)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                          (11,013)                 (56,498)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                    (2,017)                  (7,866)
        End of period                                            (385)                  (8,451)
                                                  -------------------    ---------------------
    Change in net unrealized appreciation
      (depreciation) during the period                          1,632                     (585)
                                                  -------------------    ---------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                               (9,381)                 (57,083)
                                                  -------------------    ---------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $            (9,540)   $             (58,231)
                                                  ===================    =====================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                    VAN KAMPEN MS         VAN KAMPEN MS         VAN KAMPEN MS
                                                  HIGH-TECH 35 INDEX    U.S. MULTINATIONAL    U.S. MULTINATIONAL
                                                   (IQ ANNUITY(TM))     (ANNUICHOICE(TM))      (IQ ANNUITY(TM))
                                                       DIVISION              DIVISION              DIVISION
                                                  --------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $              262    $              304    $              520

EXPENSES
  Mortality and expense risk and
    administrative charges                                       464                    90                   201
  Bonus rider fee                                                  3                    47                     2
  Death benefit rider fee                                          1                     9                     1
  EEB rider fee                                                    -                     -                     -
                                                  ------------------    ------------------    ------------------
  TOTAL EXPENSES                                                 468                   146                   204
                                                  ------------------    ------------------    ------------------
NET INVESTMENT INCOME (LOSS)                                    (206)                  158                   316

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                            (269)               (4,052)               (3,761)
    Net unrealized appreciation (depreciation)
      of investments:
      Beginning of period                                         11                   313                   (38)
      End of period                                          (20,160)               (1,668)               (3,094)
                                                  ------------------    ------------------    ------------------
    Change in net unrealized appreciation
     (depreciation) during the period                        (20,171)               (1,981)               (3,056)
                                                  ------------------    ------------------    ------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                             (20,440)               (6,033)               (6,817)
                                                  ------------------    ------------------    ------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $          (20,646)   $           (5,875)   $           (6,501)
                                                  ==================    ==================    ==================

                                                       VAN KAMPEN MS            VAN KAMPEN U.S.        VAN KAMPEN U.S.
                                                    U.S. MULTINATIONAL            REAL ESTATE            REAL ESTATE
                                                  (GRANDMASTER FLEX3(TM))   (GRANDMASTER FLEX3(TM))       (IQ3(TM))
                                                         DIVISION                  DIVISION               DIVISION
                                                         -MAY 21*-                 -MAY 21*-              -MAY 7*-
                                                  --------------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $                   440   $                19,881    $        21,032

EXPENSES
  Mortality and expense risk and
    administrative charges                                            119                     1,305              1,644
  Bonus rider fee                                                      40                        96                 77
  Death benefit rider fee                                               -                         -                171
  EEB rider fee                                                         -                         -                 70
                                                  -----------------------   -----------------------    ---------------
  TOTAL EXPENSES                                                      159                     1,401              1,962
                                                  -----------------------   -----------------------    ---------------
NET INVESTMENT INCOME (LOSS)                                          281                    18,480             19,070

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                                    9                      (131)            (3,530)
    Net unrealized appreciation (depreciation)
      of investments:
      Beginning of period                                               -                         -                  -
      End of period                                                 1,535                     4,491             (3,992)
                                                  -----------------------   -----------------------    ---------------
    Change in net unrealized appreciation
     (depreciation) during the period                               1,535                     4,491             (3,992)
                                                  -----------------------   -----------------------    ---------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                                    1,544                     4,360             (7,522)
                                                  -----------------------   -----------------------    ---------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $                 1,825   $                22,840    $        11,548
                                                  =======================   =======================    ===============

                                                   VAN KAMPEN U.S.
                                                     REAL ESTATE
                                                  (ANNUICHOICE(TM))
                                                      DIVISION
                                                      -MAY 8*-
                                                  -----------------
INVESTMENT INCOME
  Reinvested dividends                            $          13,182

EXPENSES
  Mortality and expense risk and
    administrative charges                                    1,061
  Bonus rider fee                                               771
  Death benefit rider fee                                       141
  EEB rider fee                                                   -
                                                  -----------------
  TOTAL EXPENSES                                              1,973
                                                  -----------------
NET INVESTMENT INCOME (LOSS)                                 11,209

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                         (4,459)
    Net unrealized appreciation (depreciation)
      of investments:
      Beginning of period                                         -
      End of period                                          (9,698)
                                                  -----------------
    Change in net unrealized appreciation
     (depreciation) during the period                        (9,698)
                                                  -----------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                            (14,157)
                                                  -----------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $          (2,948)
                                                  =================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                     INITIAL CLASS
                                                  ------------------------------------------------------------------------------
                                                  VIP MONEY MARKET    VIP MONEY MARKET     VIP HIGH INCOME     VIP EQUITY-INCOME
                                                  (GRANDMASTER(TM))   (IQ ANNUITY(TM))    (GRANDMASTER(TM))    (GRANDMASTER(TM))
                                                      DIVISION            DIVISION            DIVISION             DIVISION
                                                  ------------------------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $         535,112   $        152,074    $       1,111,761    $       2,493,602

EXPENSES
  Mortality and expense risk and
    administrative charges                                  429,569            131,335              143,805              734,167
  Bonus rider fee                                                 -                  -                    -                    -
  Death benefit rider fee                                         -                  -                    -                    -
  EEB rider fee                                                   -                  -                    -                    -
                                                  -----------------   ----------------    -----------------    -----------------
  TOTAL EXPENSES                                            429,569            131,335              143,805              734,167
                                                  -----------------   ----------------    -----------------    -----------------
NET INVESTMENT INCOME (LOSS)                                105,543             20,739              967,956            1,759,435

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                              -                  -             (849,776)          (5,774,355)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                      37                (18)             176,681           (2,426,950)
        End of period                                            38                (18)             602,208           (9,187,114)
                                                  -----------------   ----------------    -----------------    -----------------
    Change in net unrealized appreciation
      (depreciation) during the period                            1                  -              425,527           (6,760,164)
                                                  -----------------   ----------------    -----------------    -----------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                                  1                  -             (424,249)         (12,534,519)
                                                  -----------------   ----------------    -----------------    -----------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $         105,544   $         20,739    $         543,707    $     (10,775,084)
                                                  =================   ================    =================    =================

                                                                          INITIAL CLASS
                                                  -----------------------------------------------------------
                                                                                            VIP II INVESTMENT
                                                     VIP GROWTH          VIP OVERSEAS          GRADE BOND
                                                  (GRANDMASTER(TM))    (GRANDMASTER(TM))    (GRANDMASTER(TM))
                                                      DIVISION             DIVISION             DIVISION
                                                  -----------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $         130,240    $         114,770    $         986,614

EXPENSES
  Mortality and expense risk and
    administrative charges                                  598,061              180,861              372,856
  Bonus rider fee                                                 -                    -                    -
  Death benefit rider fee                                         -                    -                    -
  EEB rider fee                                                   -                    -                    -
                                                  -----------------    -----------------    -----------------
  TOTAL EXPENSES                                            598,061              180,861              372,856
                                                  -----------------    -----------------    -----------------
NET INVESTMENT INCOME (LOSS)                               (467,821)             (66,091)             613,758

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                    (13,850,163)          (6,396,213)             599,332
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                             (25,669,625)          (4,283,851)             623,751
        End of period                                   (28,036,335)            (767,676)           1,675,960
                                                  -----------------    -----------------    -----------------
    Change in net unrealized appreciation
      (depreciation) during the period                   (2,366,710)           3,516,175            1,052,209
                                                  -----------------    -----------------    -----------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                        (16,216,873)          (2,880,038)           1,651,541
                                                  -----------------    -----------------    -----------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $     (16,684,694)   $      (2,946,129)   $       2,265,299
                                                  =================    =================    =================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                INITIAL CLASS
                                                  ------------------------------------------------------------------------------
                                                  VIP II INVESTMENT     VIP II ASSET
                                                     GRADE BOND           MANAGER          VIP II INDEX 500     VIP II INDEX 500
                                                  (IQ ANNUITY(TM))    (GRANDMASTER(TM))    (GRANDMASTER(TM))    (IQ ANNUITY(TM))
                                                      DIVISION            DIVISION             DIVISION             DIVISION
                                                  ------------------------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $         132,836   $       1,015,095    $         521,114    $         36,847

EXPENSES
  Mortality and expense risk and
    administrative charges                                   52,526             316,253              436,606              35,249
  Bonus rider fee                                                 -                   -                    -                   -
  Death benefit rider fee                                         -                   -                    -                   -
  EEB rider fee                                                   -                   -                    -                   -
                                                  ------------------------------------------------------------------------------
TOTAL EXPENSES                                               52,526             316,253              436,606              35,249
                                                  ------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                                 80,310             698,842               84,508               1,598

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                        126,460          (1,789,877)          (2,353,312)           (473,874)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                 122,466          (3,838,805)          (5,622,908)           (376,445)
    End of period                                           218,289          (5,394,432)         (12,016,175)           (589,116)
                                                  ------------------------------------------------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                       95,823          (1,555,627)          (6,393,267)           (212,671)
                                                  ------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                            222,283          (3,345,504)          (8,746,579)           (686,545)
                                                  ------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $         302,593   $      (2,646,662)   $      (8,662,071)   $       (684,947)
                                                  ==============================================================================

                                                                          INITIAL CLASS
                                                  --------------------------------------------------------------
                                                  VIP II ASSET MANGER:                           VIP III GROWTH
                                                         GROWTH           VIP II CONTRAFUND      OPPORTUNITIES
                                                   (GRANDMASTER(TM))      (GRANDMASTER(TM))    (GRANDMASTER(TM))
                                                        DIVISION              DIVISION             DIVISION
                                                  --------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $            198,191    $         342,521    $          67,865

EXPENSES
  Mortality and expense risk and
    administrative charges                                      83,661              507,046               73,765
  Bonus rider fee                                                    -                    -                    -
  Death benefit rider fee                                            -                    -                    -
  EEB rider fee                                                      -                    -                    -
                                                  --------------------------------------------------------------
TOTAL EXPENSES                                                  83,661              507,046               73,765
                                                  --------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                                   114,530             (164,525)              (5,900)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                          (948,979)          (1,281,570)          (2,193,518)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                 (2,081,477)              56,242           (2,396,617)
    End of period                                           (2,474,690)          (2,658,072)          (1,743,238)
                                                  --------------------------------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                        (393,213)          (2,714,314)             653,379
                                                  --------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                            (1,342,192)          (3,995,884)          (1,540,139)
                                                  --------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $         (1,227,662)   $      (4,160,409)   $      (1,546,039)
                                                  ==============================================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                             INITIAL CLASS                            SERVICE CLASS
                                                  -------------------------------------   -------------------------------------
                                                                      VIP III GROWTH &
                                                  VIP III BALANCED         INCOME          VIP III MID CAP     VIP III MID CAP
                                                  (GRANDMASTER(TM))   (GRANDMASTER(TM))   (GRANDMASTER(TM))   (IQ ANNUITY(TM))
                                                      DIVISION            DIVISION            DIVISION            DIVISION
                                                  -------------------------------------   -------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $         130,294   $         149,588   $          45,669   $          18,952
EXPENSES
  Mortality and expense risk and
    administrative charges                                   51,247             130,418              91,600              31,488
  Bonus rider fee                                                 -                   -                   -                   -
  Death benefit rider fee                                         -                   -                   -                   -
  EEB rider fee                                                   -                   -                   -                   -
                                                  -------------------------------------   -------------------------------------
  TOTAL EXPENSES                                             51,247             130,418              91,600              31,488
                                                  -------------------------------------   -------------------------------------
NET INVESTMENT INCOME (LOSS)                                 79,047              19,170             (45,931)            (12,536)
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                       (402,037)         (1,884,451)           (645,874)             38,530
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                (150,191)         (2,749,227)            284,161             127,582
        End of period                                      (269,984)         (2,984,793)           (348,082)           (153,361)
                                                  -------------------------------------   -------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                     (119,793)           (235,566)           (632,243)           (280,943)
                                                  -------------------------------------   -------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                           (521,830)         (2,120,017)         (1,278,117)           (242,413)
                                                  -------------------------------------   -------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $        (442,783)  $      (2,100,847)  $      (1,324,048)  $        (254,949)
                                                  =====================================   =====================================

                                                                                SERVICE CLASS
                                                  -----------------------------------------------------------------------------
                                                   VIP HIGH INCOME    VIP EQUITY-INCOME      VIP GROWTH         VIP OVERSEAS
                                                  (IQ ANNUITY(TM))    (IQ ANNUITY(TM))    (IQ ANNUITY(TM))    (IQ ANNUITY(TM))
                                                      DIVISION            DIVISION            DIVISION            DIVISION
                                                  -----------------------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $         169,659   $          70,811   $           3,529   $          1,388
EXPENSES
  Mortality and expense risk and
    administrative charges                                   31,254              27,549              34,853              5,393
  Bonus rider fee                                                 -                   -                   -                  -
  Death benefit rider fee                                         -                   -                   -                  -
  EEB rider fee                                                   -                   -                   -                  -
                                                  -----------------------------------------------------------------------------
  TOTAL EXPENSES                                             31,254              27,549              34,853              5,393
                                                  -----------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                                138,405              43,262             (31,324)            (4,005)
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                       (182,259)            (82,482)           (772,599)            22,601
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                 (11,287)             44,268            (804,746)            (7,769)
        End of period                                       170,295            (260,953)           (923,917)            (2,537)
                                                  -----------------------------------------------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                      181,582            (305,221)           (119,171)             5,232
                                                  -----------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                               (677)           (387,703)           (891,770)            27,833
                                                  -----------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $         137,728   $        (344,441)  $        (923,094)  $         23,828
                                                  =============================================================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                     SERVICE CLASS
                                                  --------------------------------------------------------------------------------
                                                    VIP II ASSET         VIP II ASSET                             VIP III GROWTH
                                                       MANAGER          MANAGER: GROWTH     VIP II CONTRAFUND      OPPORTUNITIES
                                                  (IQ ANNUITY(TM))     (IQ ANNUITY(TM))     (IQ ANNUITY(TM))     (IQ ANNUITY(TM))
                                                      DIVISION             DIVISION             DIVISION             DIVISION
                                                  --------------------------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $          18,244    $           4,462    $          17,271    $           3,423
EXPENSES
  Mortality and expense risk and
    administrative charges                                    6,347                1,977               34,521                5,231
  Bonus rider fee                                                 -                    -                    -                    -
  Death benefit rider fee                                         -                    -                    -                    -
  EEB rider fee                                                   -                    -                    -                    -
                                                  --------------------------------------------------------------------------------
  TOTAL EXPENSES                                              6,347                1,977               34,521                5,231
                                                  --------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                                 11,897                2,485              (17,250)              (1,808)
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                        (56,061)             (10,711)            (290,151)            (112,521)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                   5,130                 (245)            (290,045)             (95,998)
        End of period                                       (17,369)             (18,730)            (254,790)             (83,568)
                                                  --------------------------------------------------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                      (22,499)             (18,485)              35,255               12,430
                                                  --------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                            (78,560)             (29,196)            (254,896)            (100,091)
                                                  --------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $         (66,663)   $         (26,711)   $        (272,146)   $        (101,899)
                                                  ================================================================================

                                                                          SERVICE CLASS
                                                  -----------------------------------------------------------
                                                                        VIP III GROWTH &      MFS EMERGING
                                                  VIP III BALANCED          INCOME               GROWTH
                                                  (IQ ANNUITY(TM))     (IQ ANNUITY(TM))     (IQ ANNUITY(TM))
                                                      DIVISION             DIVISION             DIVISION
                                                  -----------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $          18,479    $          18,373                  $ -
EXPENSES
  Mortality and expense risk and
    administrative charges                                    9,044               17,041               10,304
  Bonus rider fee                                                 -                    -                   49
  Death benefit rider fee                                         -                    -                    -
  EEB rider fee                                                   -                    -                    -
                                                  -----------------------------------------------------------
  TOTAL EXPENSES                                              9,044               17,041               10,353
                                                  -----------------------------------------------------------

NET INVESTMENT INCOME (LOSS)                                  9,435                1,332              (10,353)
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                        (31,950)            (196,760)            (318,033)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                  17,198             (119,700)            (341,058)
        End of period                                       (27,341)            (187,663)            (335,657)
                                                  -----------------------------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                      (44,539)             (67,963)               5,401
                                                  -----------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                            (76,489)            (264,723)            (312,632)
                                                  -----------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $         (67,054)   $        (263,391)   $        (322,985)
                                                  ===========================================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                     SERVICE CLASS
                                                  ----------------------------------------------------------------------------------
                                                    MFS EMERGING         MFS EMERGING         MFS INVESTORS        MFS INVESTORS
                                                       GROWTH               GROWTH            GROWTH STOCK         GROWTH STOCK
                                                  (ANNUICHOICE(TM))    (GRANDMASTER(TM))    (IQ ANNUITY(TM))     (ANNUICHOICE(TM))
                                                      DIVISION             DIVISION             DIVISION             DIVISION
                                                  --------------------------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $               -    $               -    $               -    $               -
EXPENSES
  Mortality and expense risk and
    administrative charges                                    2,940                  425                7,023                2,347
  Bonus rider fee                                             2,066                    -                    -                1,140
  Death benefit rider fee                                       183                    -                    -                  150
  EEB rider fee                                                   1                    -                    -                    1
                                                  --------------------------------------------------------------------------------
  TOTAL EXPENSES                                              5,190                  425                7,023                3,638
                                                  --------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                                 (5,190)                (425)              (7,023)              (3,638)
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                        (30,604)              (6,719)            (128,179)              (5,294)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                 (16,841)                (193)            (178,127)               5,784
        End of period                                      (110,570)              (5,321)            (210,315)             (64,883)
                                                  --------------------------------------------------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                      (93,729)              (5,128)             (32,188)             (70,667)
                                                  --------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                           (124,333)             (11,847)            (160,367)             (75,961)
                                                  --------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $        (129,523)   $         (12,272)   $        (167,390)   $         (79,599)
                                                  ================================================================================

                                                                 SERVICE CLASS
                                                  --------------------------------------------
                                                                          MFS INVESTORS
                                                    MFS INVESTORS           GROWTH STOCK
                                                    GROWTH STOCK       (GRANDMASTER FLEX3(TM))
                                                  (GRANDMASTER(TM))           DIVISION
                                                      DIVISION                -MAY 21*-
                                                  --------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $               -    $                     -
EXPENSES
  Mortality and expense risk and
    administrative charges                                    2,147                         94
  Bonus rider fee                                                 -                          -
  Death benefit rider fee                                         -                          -
  EEB rider fee                                                   -                          -
                                                  --------------------------------------------
  TOTAL EXPENSES                                              2,147                         94
                                                  --------------------------------------------
NET INVESTMENT INCOME (LOSS)                                 (2,147)                       (94)
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                        (15,536)                         1
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                   1,390                          -
        End of period                                       (29,616)                    (3,436)
                                                  --------------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                      (31,006)                    (3,436)
                                                  --------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                            (46,542)                    (3,435)
                                                  --------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $         (48,689)   $                (3,529)
                                                  ============================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                           SERVICE CLASS
                                                  -----------------------------------------------------------------
                                                  MFS INVESTORS TRUST    MFS INVESTORS TRUST    MFS INVESTORS TRUST
                                                   (IQ ANNUITY(TM))       (ANNUICHOICE(TM))     (GRANDMASTER(TM))
                                                       DIVISION               DIVISION              DIVISION
                                                  -----------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $             2,543    $             1,881    $               638
EXPENSES
  Mortality and expense risk and
    administrative charges                                      8,461                  4,331                  2,269
  Bonus rider fee                                                   -                  1,797                      -
  Death benefit rider fee                                           5                    370                      -
  EEB rider fee                                                     -                      -                      -
                                                  -----------------------------------------------------------------
  TOTAL EXPENSES                                                8,466                  6,498                  2,269
                                                  -----------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                                   (5,923)                (4,617)                (1,631)
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                         (102,826)               (54,209)               (33,837)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                   (55,635)               (14,603)                    81
        End of period                                         (92,400)               (69,678)               (21,252)
                                                  -----------------------------------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                        (36,765)               (55,075)               (21,333)
                                                  -----------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                             (139,591)              (109,284)               (55,170)
                                                  -----------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $          (145,514)   $          (113,901)   $           (56,801)
                                                  =================================================================

                                                                         SERVICE CLASS
                                                  -----------------------------------------------------------
                                                     MFS MID CAP          MFS MID CAP         MFS MID CAP
                                                       GROWTH               GROWTH               GROWTH
                                                  (IQ ANNUITY(TM))     (ANNUICHOICE(TM))    (GRANDMASTER(TM))
                                                      DIVISION             DIVISION             DIVISION
                                                  -----------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $               -    $               -    $               -
EXPENSES
  Mortality and expense risk and
    administrative charges                                   19,457                5,868               15,794
  Bonus rider fee                                                56                3,973                    -
  Death benefit rider fee                                        24                  424                    -
  EEB rider fee                                                   -                    2                    -
                                                  -----------------------------------------------------------
  TOTAL EXPENSES                                             19,537               10,267               15,794
                                                  -----------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                                (19,537)             (10,267)             (15,794)
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                     (1,155,635)            (407,103)            (705,489)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                (204,624)              40,334              110,063
        End of period                                        52,277               32,454              (10,901)
                                                  -----------------------------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                      256,901               (7,880)            (120,964)
                                                  -----------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                           (898,734)            (414,983)            (826,453)
                                                  -----------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $        (918,271)   $        (425,250)   $        (842,247)
                                                  ===========================================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                            SERVICE CLASS
                                                  -----------------------------------------------------------------
                                                        MFS MID CAP
                                                          GROWTH
                                                  (GRANDMASTER FLEX3(TM))    MFS NEW DISCOVERY    MFS NEW DISCOVERY
                                                         DIVISION            (IQ ANNUITY(TM))     (ANNUICHOICE(TM))
                                                         -MAY 21*-               DIVISION             DIVISION
                                                  -----------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $                     -    $               -    $               -
EXPENSES
  Mortality and expense risk and
    administrative charges                                            290               19,992                3,604
  Bonus rider fee                                                     105                   59                2,106
  Death benefit rider fee                                               3                    1                  388
  EEB rider fee                                                         -                    -                   14
                                                  -----------------------------------------------------------------
  TOTAL EXPENSES                                                      398               20,052                6,112
                                                  -----------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                                         (398)             (20,052)              (6,112)
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                                  (54)            (488,040)             (35,463)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                             -               26,329               25,191
        End of period                                               1,079              (38,639)             (80,532)
                                                  -----------------------------------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                              1,079              (64,968)            (105,723)
                                                  -----------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                                    1,025             (553,008)            (141,186)
                                                  -----------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $                   627    $        (573,060)   $        (147,298)
                                                  =================================================================

                                                                             SERVICE CLASS
                                                  -----------------------------------------------------------------
                                                                          MFS NEW DISCOVERY          MFS CAPITAL
                                                  MFS NEW DISCOVERY    (GRANDMASTER FLEX3(TM))      OPPORTUNITIES
                                                  (GRANDMASTER(TM))           DIVISION            (IQ ANNUITY(TM))
                                                      DIVISION                -MAY 21*-               DIVISION
                                                  -----------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $               -    $                     -    $               -
EXPENSES
  Mortality and expense risk and
    administrative charges                                   11,975                         77               28,134
  Bonus rider fee                                                 -                          -                   10
  Death benefit rider fee                                         -                          -                   34
  EEB rider fee                                                   -                          -                    -
                                                  -----------------------------------------------------------------
  TOTAL EXPENSES                                             11,975                         77               28,178
                                                  -----------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                                (11,975)                       (77)             (28,178)
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                       (361,388)                         -             (708,619)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                  14,923                          -             (589,992)
        End of period                                        (6,614)                      (296)            (653,129)
                                                  -----------------------------------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                      (21,537)                      (296)             (63,137)
                                                  -----------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                           (382,925)                      (296)            (771,756)
                                                  -----------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $        (394,900)   $                  (373)   $        (799,934)
                                                  =================================================================

                                                              SERVICE CLASS
                                                  --------------------------------------
                                                     MFS CAPITAL          MFS CAPITAL
                                                    OPPORTUNITIES        OPPORTUNITIES
                                                  (ANNUICHOICE(TM))    (GRANDMASTER(TM))
                                                      DIVISION             DIVISION
                                                  --------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $               -    $               -
EXPENSES
  Mortality and expense risk and
    administrative charges                                    2,679               14,386
  Bonus rider fee                                             1,522                    -
  Death benefit rider fee                                       114                    -
  EEB rider fee                                                   1                    -
                                                  --------------------------------------
  TOTAL EXPENSES                                              4,316               14,386
                                                  --------------------------------------
NET INVESTMENT INCOME (LOSS)                                 (4,316)             (14,386)
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                        (48,104)            (278,229)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                  (9,255)              (1,294)
        End of period                                       (61,097)            (149,439)
                                                  --------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                      (51,842)            (148,145)
                                                  --------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                            (99,946)            (426,374)
                                                  --------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $        (104,262)   $        (440,760)
                                                  ======================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                          SERVICE CLASS
                                                  -----------------------------------------------------------------
                                                        MFS CAPITAL
                                                       OPPORTUNITIES
                                                  (GRANDMASTER FLEX3(TM))    MFS TOTAL RETURN     MFS TOTAL RETURN
                                                         DIVISION            (IQ ANNUITY(TM))     (ANNUICHOICE(TM))
                                                         -MAY 21*-               DIVISION             DIVISION
                                                  -----------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $                     -    $         119,815    $          67,286
EXPENSES
  Mortality and expense risk and
    administrative charges                                             51               55,763               23,809
  Bonus rider fee                                                       4                  389               13,567
  Death benefit rider fee                                               2                  315                  907
  EEB rider fee                                                         -                   38                   75
                                                  -----------------------------------------------------------------
  TOTAL EXPENSES                                                       57               56,505               38,358
                                                  -----------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                                          (57)              63,310               28,928
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                                  690             (208,864)             (66,703)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                             -               (8,442)              33,977
        End of period                                              (1,307)            (177,429)            (123,737)
                                                  -----------------------------------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                             (1,307)            (168,987)            (157,714)
                                                  -----------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                                     (617)            (377,851)            (224,417)
                                                  -----------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $                  (674)   $        (314,541)   $        (195,489)
                                                  =================================================================

                                                                  SERVICE CLASS
                                                  --------------------------------------------

                                                                          MFS TOTAL RETURN
                                                  MFS TOTAL RETURN     (GRANDMASTER FLEX3(TM))
                                                  (GRANDMASTER(TM))           DIVISION
                                                      DIVISION                -MAY 21*-
                                                  --------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $         178,643    $                     -
EXPENSES
  Mortality and expense risk and
    administrative charges                                   58,400                      1,579
  Bonus rider fee                                                 -                         56
  Death benefit rider fee                                         -                          9
  EEB rider fee                                                   -                          -
                                                  --------------------------------------------
  TOTAL EXPENSES                                             58,400                      1,644
                                                  --------------------------------------------
NET INVESTMENT INCOME (LOSS)                                120,243                     (1,644)
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                       (700,639)                       (69)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                  23,471                          -
        End of period                                        26,172                     20,334
                                                  --------------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                        2,701                     20,334
                                                  --------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                           (697,938)                    20,265
                                                  --------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $        (577,695)   $                18,621
                                                  ============================================

                                                              SERVICE CLASS
                                                  --------------------------------------
                                                    MFS RESEARCH         MFS RESEARCH
                                                  (ANNUICHOICE(TM))    (GRANDMASTER(TM))
                                                      DIVISION             DIVISION
                                                  --------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $             291    $              38
EXPENSES
  Mortality and expense risk and
    administrative charges                                    2,795                  894
  Bonus rider fee                                             2,091                    -
  Death benefit rider fee                                       135                    -
  EEB rider fee                                                   -                    -
                                                  --------------------------------------
  TOTAL EXPENSES                                              5,021                  894
                                                  --------------------------------------
NET INVESTMENT INCOME (LOSS)                                 (4,730)                (856)
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                        (16,530)             (23,157)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                 (15,995)                (980)
        End of period                                       (83,188)                (374)
                                                  --------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                      (67,193)                 606
                                                  --------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                            (83,723)             (22,551)
                                                  --------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $         (88,453)   $         (23,407)
                                                  ======================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                               SERVICE CLASS                             SERVICE CLASS 2
                                                  ---------------------------------------    --------------------------------------
                                                  MFS RESEARCH          MFS RESEARCH
                                                    (IQ3(TM))     (GRANDMASTER FLEX3(TM))    VIP MONEY MARKET      VIP MONEY MARKET
                                                    DIVISION              DIVISION           (IQ ANNUITY(TM))     (ANNUICHOICE(TM))
                                                    -MAY 7*-             -MAY 21*-               DIVISION              DIVISION
                                                  ---------------------------------------    --------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $          -    $                     -    $         293,837    $         126,294
EXPENSES
  Mortality and expense risk and
    administrative charges                                   7                        294              299,655               88,515
  Bonus rider fee                                            -                        102               49,850               56,339
  Death benefit rider fee                                    -                          -                8,419                7,918
  EEB rider fee                                              -                          -                  209                  349
                                                  ---------------------------------------    --------------------------------------
  TOTAL EXPENSES                                             7                        396              358,133              153,121
                                                  ---------------------------------------    --------------------------------------
NET INVESTMENT INCOME (LOSS)                                (7)                      (396)             (64,296)             (26,827)
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                         -                        (76)                   -                    -
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                  -                          -                    -                    -
        End of period                                     (192)                    (3,575)                 (80)                 120
                                                  ---------------------------------------    --------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                    (192)                    (3,575)                 (80)                 120
                                                  ---------------------------------------    --------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                          (192)                    (3,651)                 (80)                 120
                                                  ---------------------------------------    --------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $       (199)   $                (4,047)   $         (64,376)   $         (26,707)
                                                  =======================================    ======================================

                                                                       SERVICE CLASS 2
                                                  ----------------------------------------------------------------

                                                      VIP MONEY MARKET        VIP HIGH INCOME     VIP HIGH INCOME
                                                  (GRANDMASTER FLEX3(TM))     (IQ ANNUITY(TM))   (ANNUICHOICE(TM))
                                                         DIVISION                 DIVISION           DIVISION
                                                  ----------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $                 1,084    $         104,364   $          76,617
EXPENSES
  Mortality and expense risk and
    administrative charges                                          1,414               17,350               7,806
  Bonus rider fee                                                     132                   25               4,055
  Death benefit rider fee                                               -                   18                 337
  EEB rider fee                                                         -                    -                  65
                                                  ----------------------------------------------------------------
  TOTAL EXPENSES                                                    1,546               17,393              12,263
                                                  ----------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                                         (462)              86,971              64,354
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                                    -               82,137            (112,868)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                             -               10,102             (14,605)
        End of period                                                   -               49,136              65,236
                                                  ----------------------------------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                                  -               39,034              79,841
                                                  ----------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                                        -              121,171             (33,027)
                                                  ----------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $                  (462)   $         208,142   $          31,327
                                                  ================================================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                           SERVICE CLASS 2
                                                     -----------------------------------------------------------------
                                                                                                  VIP EQUITY-INCOME
                                                     VIP EQUITY-INCOME    VIP EQUITY-INCOME    (GRANDMASTER FLEX3(TM))
                                                      (IQ ANNUITY(TM))    (ANNUICHOICE(TM))          DIVISION
                                                         DIVISION              DIVISION             -MAY 21*-
                                                     -----------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                               $          54,903    $          45,016    $                     -

EXPENSES
  Mortality and expense risk and
    administrative charges                                      31,310               17,105                      1,729
  Bonus rider fee                                                  179               11,476                         39
  Death benefit rider fee                                          175                  902                         10
  EEB rider fee                                                      9                   34                          -
                                                     -----------------------------------------------------------------
  TOTAL EXPENSES                                                31,673               29,517                      1,778
                                                     -----------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                                    23,230               15,499                     (1,778)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                          (472,908)            (107,303)                        20
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                     18,854               18,200                          -
        End of period                                          (13,254)            (169,715)                    40,858
                                                     -----------------------------------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                         (32,108)            (187,915)                    40,858
                                                     -----------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                              (505,016)            (295,218)                    40,878
                                                     -----------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                    $        (481,786)   $        (279,719)   $                39,100
                                                     =================================================================

                                                                           SERVICE CLASS 2
                                                     -----------------------------------------------------------------
                                                                                                     VIP GROWTH
                                                         VIP GROWTH          VIP GROWTH        (GRANDMASTER FLEX3(TM))
                                                      (IQ ANNUITY(TM))    (ANNUICHOICE(TM))           DIVISION
                                                          DIVISION            DIVISION                -MAY 21*-
                                                     -----------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                               $             351    $             797    $                     -

EXPENSES
  Mortality and expense risk and
    administrative charges                                       6,110                6,260                        431
  Bonus rider fee                                                    9                3,307                         53
  Death benefit rider fee                                           37                  759                          2
  EEB rider fee                                                      -                    -                          -
                                                     -----------------------------------------------------------------
  TOTAL EXPENSES                                                 6,156               10,326                        486
                                                     -----------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                                    (5,805)              (9,529)                      (486)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                          (280,075)            (267,807)                       (10)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                        547                3,988                          -
        End of period                                           12,503               12,819                     (1,799)
                                                     -----------------------------------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                          11,956                8,831                     (1,799)
                                                     -----------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                              (268,119)            (258,976)                    (1,809)
                                                     -----------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                    $        (273,924)   $        (268,505)   $                (2,295)
                                                     =================================================================

                                                      SERVICE CLASS 2
                                                     -----------------
                                                        VIP OVERSEAS
                                                      (IQ ANNUITY(TM))
                                                          DIVISION
                                                     -----------------
INVESTMENT INCOME
  Reinvested dividends                               $             486

EXPENSES
  Mortality and expense risk and
    administrative charges                                      12,867
  Bonus rider fee                                                    3
  Death benefit rider fee                                            5
  EEB rider fee                                                      -
                                                     -----------------
  TOTAL EXPENSES                                                12,875
                                                     -----------------
NET INVESTMENT INCOME (LOSS)                                   (12,389)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                           635,477
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                      1,147
        End of period                                           (1,927)
                                                     -----------------
    Change in net unrealized appreciation
      (depreciation) during the period                          (3,074)
                                                     -----------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                               632,403
                                                     -----------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                    $         620,014
                                                     =================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note: Year ended unless otherwise noted.

                                                                                   SERVICE CLASS 2
                                                    ----------------------------------------------------------------------------
                                                                          VIP INVESTMENT      VIP INVESTMENT
                                                       VIP OVERSEAS         GRADE BOND         GRADE BOND      VIP ASSET MANAGER
                                                    (ANNUICHOICE(TM))    (IQ ANNUITY(TM))   (ANNUICHOICE(TM))   (IQ ANNUITY(TM))
                                                        DIVISION             DIVISION            DIVISION           DIVISION
                                                    ----------------------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                              $           1,042   $          89,908   $         144,517  $          12,364

EXPENSES
  Mortality and expense risk and
    administrative charges                                      1,546              56,716              60,020              5,879
  Bonus rider fee                                                 365               1,545              42,252                182
  Death benefit rider fee                                          35                 221               4,116                167
  EEB rider fee                                                     -                 322                 472                 62
                                                    ----------------------------------------------------------------------------
  TOTAL EXPENSES                                                1,946              58,804             106,860              6,290
                                                    ----------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                                     (904)             31,104              37,657              6,074

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                            1,430              29,796              44,175            (68,468)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                    (3,649)             (3,578)             35,240              8,513
        End of period                                          (1,212)            290,984             470,145            (12,466)
                                                    ----------------------------------------------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                          2,437             294,562             434,905            (20,979)
                                                    ----------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                                3,867             324,358             479,080            (89,447)
                                                    ----------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                   $           2,963   $         355,462   $         516,737  $         (83,373)
                                                    ============================================================================

                                                                                   SERVICE CLASS 2
                                                    -----------------------------------------------------------------------------
                                                                                                               VIP ASSET MANAGER:
                                                    VIP ASSET MANAGER     VIP INDEX 500       VIP INDEX 500         GROWTH
                                                    (ANNUICHOICE(TM))    (IQ ANNUITY(TM))   (ANNUICHOICE(TM))   (IQ ANNUITY(TM))
                                                        DIVISION            DIVISION            DIVISION           DIVISION
                                                    -----------------------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                              $           7,975   $           9,055   $          26,100  $            1,085

EXPENSES
  Mortality and expense risk and
    administrative charges                                      2,727              18,962              20,261               1,349
  Bonus rider fee                                               1,725               1,784              10,805                   -
  Death benefit rider fee                                         137                 360                 435                   1
  EEB rider fee                                                   110                   1                   1                   -
                                                    -----------------------------------------------------------------------------
  TOTAL EXPENSES                                                4,699              21,107              31,502               1,350
                                                    -----------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                                    3,276             (12,052)             (5,402)               (265)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                          (23,302)             14,767            (320,362)             (3,663)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                     4,722              12,337             126,280               1,199
        End of period                                         (13,155)            (57,684)            (10,579)            (12,455)
                                                    -----------------------------------------------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                        (17,877)            (70,021)           (136,859)            (13,654)
                                                    -----------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                              (41,179)            (55,254)           (457,221)            (17,317)
                                                    -----------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                   $         (37,903)  $         (67,306)  $        (462,623) $          (17,582)
                                                    =============================================================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note: Year ended unless otherwise noted.

                                                                                  SERVICE CLASS 2
                                                    -----------------------------------------------------------------------------
                                                    VIP ASSET MANAGER:
                                                         GROWTH           VIP BALANCED         VIP BALANCED      VIP CONTRAFUND
                                                    (ANNUICHOICE(TM))    (IQ ANNUITY(TM))   (ANNUICHOICE(TM))    (IQ ANNUITY(TM))
                                                        DIVISION            DIVISION            DIVISION            DIVISION
                                                    -----------------------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                              $           2,620   $          12,609   $          46,009   $           4,187

EXPENSES
  Mortality and expense risk and
    administrative charges                                        996              11,973              15,931              15,605
  Bonus rider fee                                                 242                  31              10,101                  67
  Death benefit rider fee                                          60                 164               1,190                 157
  EEB rider fee                                                     -                  19                  12                  52
                                                    -----------------------------------------------------------------------------
  TOTAL EXPENSES                                                1,298              12,187              27,234              15,881
                                                    -----------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                                    1,322                 422              18,775             (11,694)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                          (15,630)            (52,613)            (86,241)              1,203
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                    (4,857)              9,430              40,704              (2,649)
        End of period                                         (14,382)            (41,733)            (97,896)           (127,973)
                                                    -----------------------------------------------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                         (9,525)            (51,163)           (138,600)           (125,324)
                                                    -----------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                              (25,155)           (103,776)           (224,841)           (124,121)
                                                    -----------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                   $         (23,833)  $        (103,354)  $        (206,066)  $        (135,815)
                                                    =============================================================================

                                                                            SERVICE CLASS 2
                                                    ---------------------------------------------------------------
                                                                           VIP CONTRAFUND            VIP GROWTH
                                                     VIP CONTRAFUND     (GRANDMASTER FLEX3(TM))     OPPORTUNITIES
                                                    (ANNUICHOICE(TM))          DIVISION            (IQ ANNUITY(TM))
                                                         DIVISION             -MAY 21*-               DIVISION
                                                    ---------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                              $           5,563   $                     -   $             736

EXPENSES
  Mortality and expense risk and
    administrative charges                                     10,392                     1,358               1,169
  Bonus rider fee                                               5,747                        46                   -
  Death benefit rider fee                                         835                         9                  35
  EEB rider fee                                                    28                         -                  28
                                                    ---------------------------------------------------------------
  TOTAL EXPENSES                                               17,002                     1,413               1,232
                                                    ---------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                                  (11,439)                   (1,413)               (496)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                          (51,661)                     (999)            (10,033)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                     1,378                         -               3,953
        End of period                                         (72,403)                    1,002              (7,794)
                                                    ---------------------------------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                        (73,781)                    1,002             (11,747)
                                                    ---------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                             (125,442)                        3             (21,780)
                                                    ---------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                   $        (136,881)  $                (1,410)  $         (22,276)
                                                    ===============================================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note: Year ended unless otherwise noted.

                                                                             SERVICE CLASS 2
                                                   ----------------------------------------------------------------
                                                                              VIP GROWTH
                                                      VIP GROWTH             OPPORTUNITIES           VIP GROWTH &
                                                     OPPORTUNITIES      (GRANDMASTER FLEX3(TM))         INCOME
                                                   (ANNUICHOICE(TM))           DIVISION            (IQ ANNUITY(TM))
                                                       DIVISION                -MAY 21*-               DIVISION
                                                   ----------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                             $             499    $                     -    $          5,936
                                                   ----------------------------------------------------------------
EXPENSES
Mortality and expense risk and
    administrative charges                                       781                          8              10,415
  Bonus rider fee                                                578                          -                   1
  Death benefit rider fee                                         75                          -                 100
  EEB rider fee                                                    1                          -                   -
                                                   ----------------------------------------------------------------
  TOTAL EXPENSES                                               1,435                          8              10,516
                                                   ----------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                                    (936)                        (8)             (4,580)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
        of investments                                        (9,246)                        (1)            (35,244)
    Net unrealized appreciation (depreciation)
        of investments:
           Beginning of period                                (1,848)                         -               5,374
           End of period                                     (13,140)                      (106)           (104,470)
                                                   ----------------------------------------------------------------
    Change in net unrealized appreciation
       (depreciation) during the period                      (11,292)                      (106)           (109,844)
                                                   ----------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS                                           (20,538)                      (107)           (145,088)
                                                   ----------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
    FROM OPERATIONS                                $         (21,474)   $                  (115)   $       (149,668)
                                                   ================================================================
                                                                             SERVICE CLASS 2
                                                   ----------------------------------------------------------------
                                                                          VIP GROWTH &
                                                      VIP GROWTH                INCOME
                                                       & INCOME         (GRANDMASTER FLEX3(TM))      VIP MID CAP
                                                   (ANNUICHOICE(TM))           DIVISION            (IQ ANNUITY(TM))
                                                       DIVISION                -MAY 21*-               DIVISION
                                                   ----------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                             $           6,258    $                     -    $          4,678

EXPENSES
Mortality and expense risk and
    administrative charges                                     5,426                        215              21,769
  Bonus rider fee                                              2,920                         30               2,008
  Death benefit rider fee                                        358                         10                 358
  EEB rider fee                                                   37                        -                    18
                                                   ----------------------------------------------------------------
  TOTAL EXPENSES                                               8,741                        255              24,153
                                                   ----------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                                  (2,483)                      (255)            (19,475)

Realized and unrealized gain (loss)
  on investments
    Net realized gain (loss) on sales
        of investments                                       (30,780)                        23            (536,727)
    Net unrealized appreciation (depreciation)
        of investments:
           Beginning of period                                 7,671                        -                 5,290
           End of period                                     (71,063)                      (908)             (3,797)
                                                   ----------------------------------------------------------------
    Change in net unrealized appreciation
       (depreciation) during the period                      (78,734)                      (908)             (9,087)
                                                   ----------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS                                          (109,514)                      (885)           (545,814)
                                                   ----------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
    FROM OPERATIONS                                $        (111,997)   $                (1,140)   $       (565,289)
                                                   ================================================================

                                                                 SERVICE CLASS 2
                                                   --------------------------------------------
                                                                             VIP Mid Cap
                                                      VIP Mid Cap       (GrandMaster flex3(TM))
                                                   (AnnuiChoice(TM))           Division
                                                       Division                -May 21*-
                                                   --------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                             $          14,465                      $ -

EXPENSES
Mortality and expense risk and
    administrative charges                                    21,769                        261
  Bonus rider fee                                             11,509                         30
  Death benefit rider fee                                      1,279                          9
  EEB rider fee                                                   23                        -
                                                   --------------------------------------------
  TOTAL EXPENSES                                              34,580                        300
                                                   --------------------------------------------
NET INVESTMENT INCOME (LOSS)                                 (20,115)                      (300)

Realized and unrealized gain (loss)
  on investments
    Net realized gain (loss) on sales
        of investments                                      (324,549)                      (216)
    Net unrealized appreciation (depreciation)
        of investments:
           Beginning of period                                84,715                        -
           End of period                                      25,240                        487
                                                   --------------------------------------------
    Change in net unrealized appreciation
       (depreciation) during the period                      (59,475)                       487
                                                   --------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS                                          (384,024)                       271
                                                   --------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
    FROM OPERATIONS                                $        (404,139)   $                   (29)
                                                   ============================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                           SERVICE CLASS 2
                                                -----------------------------------------------------------------
                                                     VIP AGGRESSIVE    VIP DYNAMIC CAPITAL    VIP DYNAMIC CAPITAL
                                                        GROWTH             APPRECIATION          APPRECIATION
                                                   (IQ ANNUITY(TM))      (IQ ANNUITY(TM))      (ANNUICHOICE(TM))
                                                      DIVISION              DIVISION               DIVISION
                                                   --------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                             $              -    $                14    $                39

EXPENSES
    Mortality and expense risk and
      administrative charges                                    611                    107                    285
    Bonus rider fee                                               -                      -                    168
    Death benefit rider fee                                       -                      -                     49
    EEB rider fee                                                 -                      -                      -
                                                   --------------------------------------------------------------
TOTAL EXPENSES                                                  611                    107                    502
                                                   --------------------------------------------------------------
Net investment income (loss)                                   (611)                   (93)                  (463)

Realized and unrealized gain (loss)
  on investments
Net realized gain (loss) on sales
  of investments                                            (12,649)                   127                    845
Net unrealized appreciation (depreciation)
  of investments:
    Beginning of period                                       1,009                     88                    481
    End of period                                            (5,943)                (1,134)                (2,135)
                                                   --------------------------------------------------------------
   Change in net unrealized appreciation
     (depreciation) during the period                        (6,952)                (1,222)                (2,616)
                                                   --------------------------------------------------------------
Net realized and unrealized gain (loss)
on investments                                              (19,601)                (1,095)                (1,771)
                                                   --------------------------------------------------------------
Net increase (decrease) in net assets resulting
from operations                                    $        (20,212)   $            (1,188)   $            (2,234)
                                                   ==============================================================

                                                                                              SERVICE SHARES
                                                ---------------------------------------------------------------------------------
                                                                                                                 JANUS ASPEN
                                                   JANUS ASPEN        JANUS ASPEN          JANUS ASPEN        GROWTH (GRANDMASTER
                                                     GROWTH             GROWTH                GROWTH               FLEX3(TM))
                                                (IQ ANNUITY(TM))    (ANNUICHOICE(TM))    (GRANDMASTER(TM))         DIVISION
                                                    DIVISION            DIVISION             DIVISION              -MAY 21*-
                                                ---------------------------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                          $              -    $               -    $               -    $                 -

EXPENSES
    Mortality and expense risk and
      administrative charges                              13,836                9,430                1,334                  216
    Bonus rider fee                                           57                4,158                  -                     53
    Death benefit rider fee                                    1                  320                  -                    -
    EEB rider fee                                            -                    -                    -                    -
                                                ---------------------------------------------------------------------------------
TOTAL EXPENSES                                            13,894               13,908                1,334                  269
                                                ---------------------------------------------------------------------------------
Net investment income (loss)                             (13,894)             (13,908)              (1,334)                (269)

Realized and unrealized gain (loss)
  on investments
Net realized gain (loss) on sales
  of investments                                        (361,982)              (8,535)             (42,735)              (1,359)
Net unrealized appreciation (depreciation)
  of investments:
    Beginning of period                                 (505,945)              72,037              (10,374)                 -
    End of period                                       (453,320)            (160,804)              (1,815)              (3,073)
                                                ---------------------------------------------------------------------------------
   Change in net unrealized appreciation
     (depreciation) during the period                     52,625             (232,841)               8,559               (3,073)
                                                ---------------------------------------------------------------------------------
Net realized and unrealized gain (loss)
on investments                                          (309,357)            (241,376)             (34,176)              (4,432)
                                                ---------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting
from operations                                 $       (323,251)   $        (255,284)   $         (35,510)   $          (4,701)
                                                =================================================================================

                                                      JANUS ASPEN
                                                    AGGRESSIVE GROWTH
                                                    (IQ ANNUITY(TM))
                                                         DIVISION
                                                   --------------------
INVESTMENT INCOME
  Reinvested dividends                             $                  -

EXPENSES
    Mortality and expense risk and
      administrative charges                                     10,551
    Bonus rider fee                                                  12
    Death benefit rider fee                                         -
    EEB rider fee                                                   -
                                                   --------------------
TOTAL EXPENSES                                                   10,563
                                                   --------------------
Net investment income (loss)                                    (10,563)

Realized and unrealized gain (loss)
  on investments
Net realized gain (loss) on sales
  of investments                                               (265,503)
Net unrealized appreciation (depreciation)
  of investments:
    Beginning of period                                        (154,871)
    End of period                                              (170,250)
                                                   --------------------
   Change in net unrealized appreciation
     (depreciation) during the period                           (15,379)
                                                   --------------------
Net realized and unrealized gain (loss)
on investments                                                 (280,882)
                                                   --------------------
Net increase (decrease) in net assets resulting
from operations                                    $           (291,445)
                                                   ====================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                      SERVICE SHARES
                                                  -----------------------------------------------------------------
                                                                                                  JANUS ASPEN
                                                     JANUS ASPEN          JANUS ASPEN          AGGRESSIVE GROWTH
                                                  AGGRESSIVE GROWTH    AGGRESSIVE GROWTH    (GRANDMASTER FLEX3(TM))
                                                   (ANNUICHOICE(TM))   (GRANDMASTER(TM))            DIVISION
                                                      DIVISION            DIVISION                  -MAY 21*-
                                                  -----------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $               -    $               -    $                     -

EXPENSES
  Mortality and expense risk and
    administrative charges                                    2,471                  902                         50
  Bonus rider fee                                             2,338                    -                          -
  Death benefit rider fee                                       300                    -                          -
  EEB rider fee                                                   2                    -                          -
                                                  -----------------------------------------------------------------
  TOTAL EXPENSES                                              5,111                  902                         50
                                                  -----------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                                 (5,111)                (902)                       (50)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                        (16,242)             (17,479)                       (10)
    Net unrealized appreciation (depreciation)
      of investments:
      Beginning of period                                    (3,659)                (652)                         -
      End of period                                         (69,756)                (681)                      (586)
                                                  -----------------------------------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                      (66,097)                 (29)                      (586)
                                                  -----------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                            (82,339)             (17,508)                      (596)
                                                  -----------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $         (87,450)   $         (18,410)   $                  (646)
                                                  =================================================================

                                                                        SERVICE SHARES
                                                  ----------------------------------------------------------------
                                                  JANUS ASPEN CAPITAL   JANUS ASPEN CAPITAL    JANUS ASPEN CAPITAL
                                                    APPRECIATION            APPRECIATION           APPRECIATION
                                                   (IQ ANNUITY(TM))      (ANNUICHOICE(TM))      (GRANDMASTER(TM))
                                                      DIVISION               DIVISION                DIVISION
                                                  ----------------------------------------------------------------
INVESTMENT INCOME

  Reinvested dividends                            $            5,108    $             2,075    $             1,571

EXPENSES
  Mortality and expense risk and
    administrative charges                                    23,532                  6,573                  5,598
  Bonus rider fee                                                  9                  4,312                      -
  Death benefit rider fee                                         72                    353                      -
  EEB rider fee                                                   29                      -                      -
                                                  ----------------------------------------------------------------
  TOTAL EXPENSES                                              23,642                 11,238                  5,598
                                                  ----------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                                 (18,534)                (9,163)                (4,027)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                        (262,413)               (63,899)               (96,311)
    Net unrealized appreciation (depreciation)
      of investments:
      Beginning of period                                   (190,979)                (9,920)               (14,128)
      End of period                                         (240,348)               (69,140)               (21,116)
                                                  ----------------------------------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                       (49,369)               (59,220)                (6,988)
                                                  ----------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                            (311,782)              (123,119)              (103,299)
                                                  ----------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $         (330,316)   $          (132,282)   $          (107,326)
                                                  ================================================================

                                                                 SERVICE SHARES
                                                  -------------------------------------------
                                                    JANUS ASPEN CAPITAL
                                                       APPRECIATION          JANUS ASPEN CORE
                                                   (GRANDMASTER FLEX3(TM))        EQUITY
                                                         DIVISION            (IQ ANNUITY(TM))
                                                         -MAY 21*-               DIVISION
                                                  -------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $                   107    $            599

EXPENSES
  Mortality and expense risk and
    administrative charges                                            143               8,268
  Bonus rider fee                                                      19                  30
  Death benefit rider fee                                               4                  31
  EEB rider fee                                                         -                  17
                                                  -------------------------------------------
  TOTAL EXPENSES                                                      166               8,346
                                                  -------------------------------------------
NET INVESTMENT INCOME (LOSS)                                          (59)             (7,747)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                                   (4)            (82,540)
    Net unrealized appreciation (depreciation)
      of investments:
      Beginning of period                                               -             (51,371)
      End of period                                                (2,658)            (83,502)
                                                  -------------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                             (2,658)            (32,131)
                                                  -------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                                   (2,662)           (114,671)
                                                  -------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $                (2,721)   $       (122,418)
                                                  ===========================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                         SERVICE SHARES
                                                  ------------------------------------------------------------
                                                                                          JANUS ASPEN CORE
                                                   JANUS ASPEN CORE   JANUS ASPEN CORE          EQUITY
                                                          EQUITY           EQUITY       (GRANDMASTER FLEX3(TM))
                                                   (ANNUICHOICE(TM)) (GRANDMASTER(TM))        DIVISION
                                                       DIVISION          DIVISION            -MAY 21*-
                                                  ------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $           166    $              49    $             29

EXPENSES
  Mortality and expense risk and
    administrative charges                                  2,299                  417                  51
  Bonus rider fee                                             798                    -                  29
  Death benefit rider fee                                     110                    -                   9
  EEB rider fee                                                 -                    -                   -
                                                  ------------------------------------------------------------
  TOTAL EXPENSES                                            3,207                  417                  89
                                                  ------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                               (3,041)                (368)                (60)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                      (13,842)               1,176                  (2)
    Net unrealized appreciation (depreciation)
      of investments:
      Beginning of period                                  (6,981)               1,343                   -
      End of period                                       (37,598)              (4,422)             (1,037)
                                                  ------------------------------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                    (30,617)              (5,765)             (1,037)
                                                  ------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                          (44,459)              (4,589)             (1,039)
                                                  ------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $       (47,500)   $          (4,957)   $         (1,099)
                                                  ============================================================

                                                                          SERVICE SHARES
                                                  ------------------------------------------------------------------
                                                        JANUS ASPEN
                                                       INTERNATIONAL          JANUS ASPEN           JANUS ASPEN
                                                          GROWTH          INTERNATIONAL GROWTH  INTERNATIONAL GROWTH
                                                     (IQ ANNUITY(TM))        (ANNUICHOICE(TM))    (GRANDMASTER(TM))
                                                         DIVISION                DIVISION             DIVISION
                                                  ------------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $                24,358    $           1,464    $            782

EXPENSES
  Mortality and expense risk and
    administrative charges                                         51,020                2,467               1,598
  Bonus rider fee                                                     273                1,105                   -
  Death benefit rider fee                                               3                  118                   -
  EEB rider fee                                                         -                    6                   -
                                                  ------------------------------------------------------------------
  TOTAL EXPENSES                                                   51,296                3,696               1,598
                                                  ------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                                      (26,938)              (2,232)               (816)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                              (53,901)             (32,602)             (5,112)
    Net unrealized appreciation (depreciation)
      of investments:
      Beginning of period                                         184,708                2,301               6,021
      End of period                                               (34,436)              (3,385)             (1,564)
                                                  ------------------------------------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                           (219,144)              (5,686)             (7,585)
                                                  ------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                                 (273,045)             (38,288)            (12,697)
                                                  ------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $              (299,983)   $         (40,520)   $        (13,513)
                                                  ==================================================================

                                                              SERVICE SHARES
                                                  ------------------------------------------
                                                        JANUS ASPEN
                                                    INTERNATIONAL GROWTH       JANUS ASPEN
                                                  (GRANDMASTER FLEX3(TM))    STRATEGIC VALUE
                                                         DIVISION            (IQ ANNUITY(TM))
                                                         -MAY 21*-              DIVISION
                                                  ------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $                   150    $              -

EXPENSES
  Mortality and expense risk and
    administrative charges                                            137               9,559
  Bonus rider fee                                                       -                 274
  Death benefit rider fee                                               -                   1
  EEB rider fee                                                         -                   -
                                                  -------------------------------------------
  TOTAL EXPENSES                                                      137               9,834
                                                  -------------------------------------------
NET INVESTMENT INCOME (LOSS)                                           13              (9,834)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                                  (16)            (73,896)
    Net unrealized appreciation (depreciation)
      of investments:
      Beginning of period                                               -             (15,004)
      End of period                                                (1,373)           (119,452)
                                                  -------------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                             (1,373)           (104,448)
                                                  -------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                                   (1,389)           (178,344)
                                                  -------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $                (1,376)   $       (188,178)
                                                  ===========================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                             SERVICE SHARES
                                                  --------------------------------------------------------------------
                                                                                                       JANUS ASPEN
                                                      JANUS ASPEN             JANUS ASPEN           STRATEGIC VALUE
                                                    STRATEGIC VALUE         STRATEGIC VALUE     (GRANDMASTER FLEX3(TM))
                                                   (ANNUICHOICE(TM))       (GRANDMASTER(TM))            DIVISION
                                                        DIVISION                DIVISION               -MAY 21*-
                                                  --------------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $                  -    $                  -    $                  -

EXPENSES
  Mortality and expense risk and
    administrative charges                                      10,273                  14,966                      26
  Bonus rider fee                                                5,633                       -                      29
  Death benefit rider fee                                          325                       -                       9
  EEB rider fee                                                      1                       -                       -
                                                  --------------------------------------------------------------------
  TOTAL EXPENSES                                                16,232                  14,966                      64
                                                  --------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                                   (16,232)                (14,966)                    (64)

REALIZED AND UNREALIZED GAIN (LOSS)
  on investments
    Net realized gain (loss) on sales
      of investments                                          (142,494)               (136,134)                     (4)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                     (7,110)                (16,171)                      -
        End of period                                         (153,400)               (212,774)                   (383)
                                                  --------------------------------------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                        (146,290)               (196,603)                   (383)
                                                  --------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                              (288,784)               (332,737)                   (387)
                                                  --------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $           (305,016)   $           (347,703)   $               (451)
                                                  ====================================================================

                                                                            SERVICE SHARES
                                                  ---------------------------------------------------------------------
                                                                                                       JANUS ASPEN
                                                      JANUS ASPEN             JANUS ASPEN               BALANCED
                                                        BALANCED                BALANCED        (GRANDMASTER FLEX3(TM))
                                                   (ANNUICHOICE(TM))       (GRANDMASTER(TM))            DIVISION
                                                        DIVISION                DIVISION               -MAY 21*-
                                                  --------------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $             35,871    $             12,201    $                926

EXPENSES
  Mortality and expense risk and
    administrative charges                                      17,215                   8,522                     248
  Bonus rider fee                                               10,944                       -                      40
  Death benefit rider fee                                        1,287                       -                       9
  EEB rider fee                                                     35                       -                       -
                                                  --------------------------------------------------------------------
  TOTAL EXPENSES                                                29,481                   8,522                     297
                                                  --------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                                     6,390                   3,679                     629

REALIZED AND UNREALIZED GAIN (LOSS)
  on investments
    Net realized gain (loss) on sales
      of investments                                           (42,033)                (22,373)                     89
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                      1,812                   2,176                       -
        End of period                                         (112,163)                (31,166)                 (1,094)
                                                  --------------------------------------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                        (113,975)                (33,342)                 (1,094)
                                                  --------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                              (156,008)                (55,715)                 (1,005)
                                                  --------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $           (149,618)   $            (52,036)   $               (376)
                                                  ====================================================================

                                                               SERVICE SHARES
                                                  --------------------------------------------
                                                       JANUS ASPEN
                                                        BALANCED              JANUS ASPEN
                                                       (IQ3(TM))            WORLDWIDE GROWTH
                                                        DIVISION           (ANNUICHOICE(TM))
                                                        -MAY 7*-                DIVISION
                                                  --------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $                627    $              3,679

EXPENSES
  Mortality and expense risk and
    administrative charges                                         199                   6,177
  Bonus rider fee                                                    -                   3,564
  Death benefit rider fee                                            2                     486
  EEB rider fee                                                      -                       1
                                                  --------------------------------------------
  TOTAL EXPENSES                                                   201                  10,228
                                                  --------------------------------------------
NET INVESTMENT INCOME (LOSS)                                       426                  (6,549)

REALIZED AND UNREALIZED GAIN (LOSS)
  on investments
    Net realized gain (loss) on sales
      of investments                                              (528)               (141,088)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                          -                  15,873
        End of period                                             (932)                (10,582)
                                                  --------------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                            (932)                (26,455)
                                                  --------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                                (1,460)               (167,543)
                                                  --------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $             (1,034)   $           (174,092)
                                                  ============================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                SERVICE SHARES
                                                  --------------------------------------------------------------------
                                                                                                       JANUS ASPEN
                                                       JANUS ASPEN             JANUS ASPEN           WORLDWIDE GROWTH
                                                    WORLDWIDE GROWTH        WORLDWIDE GROWTH    (GRANDMASTER FLEX3(TM))
                                                    (IQ ANNUITY(TM))       (GRANDMASTER(TM))            DIVISION
                                                        DIVISION                DIVISION               -MAY 21*-
                                                  --------------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $              2,963    $                910    $                178

EXPENSES
  Mortality and expense risk and
    administrative charges                                       5,337                     991                      34
  Bonus rider fee                                                  288                       -                       -
  Death benefit rider fee                                            -                       -                       -
  EEB rider fee                                                      -                       -                       -
                                                  ------------------------------------------------------------------
  TOTAL EXPENSES                                                 5,625                     991                      34
                                                  ------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                                    (2,662)                    (81)                    144

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                           (98,122)                (13,613)                     (7)
    Net unrealized appreciation (depreciation)
    of investments:
      Beginning of period                                        2,109                    (609)                      -
      End of period                                            (14,925)                 (9,621)                   (703)
                                                  --------------------------------------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                         (17,034)                 (9,012)                   (703)
                                                  --------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS                                                (115,156)                (22,625)                   (710)
                                                  --------------------------------------------------------------------
Net increase (decrease) in net assets resulting
  from operations                                 $           (117,818)   $            (22,706)   $               (566)
                                                  ====================================================================

                                                                            CLASS 1B SHARES
                                                  ---------------------------------------------------------------------
                                                     PUTNAM VT GROWTH        PUTNAM VT GROWTH        PUTNAM VT GROWTH
                                                        & INCOME                & INCOME                & INCOME
                                                   (ANNUICHOICE(TM))        (IQ ANNUITY(TM))       (GRANDMASTER(TM))
                                                        DIVISION                DIVISION                DIVISION
                                                  --------------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $             29,060    $             13,077    $              7,069

EXPENSES
  Mortality and expense risk and
    administrative charges                                      12,531                   9,970                   4,307
  Bonus rider fee                                                5,768                       1                       -
  Death benefit rider fee                                          679                       -                       -
  EEB rider fee                                                      6                       -                       -
                                                  --------------------------------------------------------------------
  TOTAL EXPENSES                                                18,984                   9,971                   4,307
                                                  --------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                                    10,076                   3,106                   2,762

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                          (163,528)                (48,787)                (75,968)
    Net unrealized appreciation (depreciation)
    of investments:
      Beginning of period                                       (3,034)                 (1,503)                   (347)
      End of period                                           (175,356)               (116,542)                 (7,580)
                                                  --------------------------------------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                        (172,322)               (115,039)                 (7,233)
                                                  --------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS                                                (335,850)               (163,826)                (83,201)
                                                  --------------------------------------------------------------------
Net increase (decrease) in net assets resulting
  from operations                                 $           (325,774)   $           (160,720)   $            (80,439)
                                                  ====================================================================

                                                                 CLASS 1B SHARES
                                                  --------------------------------------------
                                                    PUTNAM VT GROWTH
                                                         & INCOME               PUTNAM VT
                                                  (GRANDMASTER FLEX3(TM)) INTERNATIONAL GROWTH
                                                        DIVISION           (ANNUICHOICE(TM))
                                                       -MAY 21*-                DIVISION
                                                  --------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $                  -    $              1,317

EXPENSES
  Mortality and expense risk and
    administrative charges                                         129                   3,042
  Bonus rider fee                                                   39                   1,071
  Death benefit rider fee                                            -                     226
  EEB rider fee                                                      -                      16
                                                  --------------------------------------------
  TOTAL EXPENSES                                                   168                   4,355
                                                  --------------------------------------------
NET INVESTMENT INCOME (LOSS)                                      (168)                 (3,038)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                               (19)                 (7,048)
    Net unrealized appreciation (depreciation)
    of investments:
      Beginning of period                                            -                    (711)
      End of period                                               (342)                   (642)
                                                  --------------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                            (342)                     69
                                                  --------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS                                                    (361)                 (6,979)
                                                  --------------------------------------------
Net increase (decrease) in net assets resulting
  from operations                                 $               (529)   $            (10,017)
                                                  ============================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                            CLASS 1B SHARES
                                                  --------------------------------------------------------------------
                                                                                                       PUTNAM VT
                                                       PUTNAM VT               PUTNAM VT          INTERNATIONAL GROWTH
                                                  INTERNATIONAL GROWTH    INTERNATIONAL GROWTH  (GRANDMASTER FLEX3(TM))
                                                    (IQ ANNUITY(TM))       (GRANDMASTER(TM))            DIVISION
                                                        DIVISION                DIVISION               -MAY 21*-
                                                  --------------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $                903    $              1,595    $                  -

EXPENSES
  Mortality and expense risk and
    administrative charges                                       8,322                   5,064                     304
  Bonus rider fee                                                  419                       -                      81
  Death benefit rider fee                                            9                       -                       -
  EEB rider fee                                                     15                       -                       -
                                                  --------------------------------------------------------------------
  TOTAL EXPENSES                                                 8,765                   5,064                     385
                                                  --------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                                    (7,862)                 (3,469)                   (385)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                           303,177                (113,526)                    194
    Net unrealized appreciation (depreciation)
      of investments:
      Beginning of period                                          667                   5,912                       -
      End of period                                             (5,106)                 27,437                     988
                                                  --------------------------------------------------------------------
  Change in net unrealized appreciation
    (depreciation) during the period                            (5,773)                 21,525                     988
                                                  --------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                               297,404                 (92,001)                  1,182
                                                  --------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $            289,542    $            (95,470)   $                797
                                                  ====================================================================

                                                                            CLASS 1B SHARES
                                                  --------------------------------------------------------------------

                                                    PUTNAM VT SMALL         PUTNAM VT SMALL         PUTNAM VT SMALL
                                                       CAP VALUE               CAP VALUE                CAP VALUE
                                                   (ANNUICHOICE(TM))        (IQ ANNUITY(TM))       (GRANDMASTER(TM))
                                                        DIVISION                DIVISION                DIVISION
                                                  --------------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $              6,913    $              6,541    $             21,124

EXPENSES
  Mortality and expense risk and
    administrative charges                                       8,610                  10,886                  56,501
  Bonus rider fee                                                4,418                      63                       -
  Death benefit rider fee                                          985                      56                       -
  EEB rider fee                                                     34                      37                       -
                                                  --------------------------------------------------------------------
  TOTAL EXPENSES                                                14,047                  11,042                  56,501
                                                  --------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                                    (7,134)                 (4,501)                (35,377)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                           (61,030)                (94,718)             (1,377,191)
    Net unrealized appreciation (depreciation)
      of investments:
      Beginning of period                                       30,905                  26,716                  60,815
      End of period                                           (143,602)               (143,749)               (460,330)
                                                  --------------------------------------------------------------------
  Change in net unrealized appreciation
    (depreciation) during the period                          (174,507)               (170,465)               (521,145)
                                                  --------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                              (235,537)               (265,183)             (1,898,336)
                                                  --------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $           (242,671)   $           (269,684)   $         (1,933,713)
                                                  ====================================================================

                                                                CLASS 1B SHARES
                                                  --------------------------------------------
                                                     PUTNAM VT SMALL            PUTNAM VT
                                                       CAP VALUE               TECHNOLOGY
                                                  (GRANDMASTER FLEX3(TM))   (ANNUICHOICE(TM))
                                                        DIVISION                DIVISION
                                                       -MAY 21*-               -MAY 1**-
                                                  --------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $                  -    $                  -

EXPENSES
  Mortality and expense risk and
    administrative charges                                         137                     843
  Bonus rider fee                                                    -                     147
  Death benefit rider fee                                            -                      27
  EEB rider fee                                                      -                       -
                                                  --------------------------------------------
  TOTAL EXPENSES                                                   137                   1,017
                                                  --------------------------------------------
NET INVESTMENT INCOME (LOSS)                                      (137)                 (1,017)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                               (23)                (44,219)
    Net unrealized appreciation (depreciation)
      of investments:
      Beginning of period                                            -                  (2,813)
      End of period                                               (691)                      -
                                                  --------------------------------------------
  Change in net unrealized appreciation
    (depreciation) during the period                              (691)                  2,813
                                                  --------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                                  (714)                (41,406)
                                                  --------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $               (851)   $            (42,423)
                                                  ============================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
* - 2002 close date for division.
Note:  Year ended unless otherwise noted.

                                                                             CLASS 1B SHARES
                                                  --------------------------------------------------------------------
                                                       PUTNAM VT               PUTNAM VT
                                                       TECHNOLOGY              TECHNOLOGY              PUTNAM VT
                                                    (IQ ANNUITY(TM))       (GRANDMASTER(TM))           VOYAGER II
                                                        DIVISION                DIVISION           (ANNUICHOICE(TM))
                                                       -MAY 1**-               -MAY 1**-                DIVISION
                                                  --------------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $                  -    $                  -    $                  -

EXPENSES
  Mortality and expense risk and
    administrative charges                                       1,726                     271                   7,349
  Bonus rider fee                                                    -                       -                   3,759
  Death benefit rider fee                                            -                       -                     302
  EEB rider fee                                                      -                       -                       -
                                                  --------------------------------------------------------------------
  TOTAL EXPENSES                                                 1,726                     271                  11,410
                                                  --------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                                    (1,726)                   (271)                (11,410)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                          (100,460)                (17,422)               (135,199)
    Net unrealized appreciation (depreciation)
      of investments:
      Beginning of period                                          (93)                 (5,395)                (12,656)
      End of period                                                  -                       -                (155,095)
                                                  --------------------------------------------------------------------
  Change in net unrealized appreciation
    (depreciation) during the period                                93                   5,395                (142,439)
                                                  --------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                              (100,367)                (12,027)               (277,638)
                                                  --------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $           (102,093)   $            (12,298)   $           (289,048)
                                                  ====================================================================

                                                                              CLASS 1B SHARES
                                                  --------------------------------------------------------------------
                                                                                                        PUTNAM VT
                                                       PUTNAM VT               PUTNAM VT               VOYAGER II
                                                       VOYAGER II              VOYAGER II       (GRANDMASTER FLEX3(TM))
                                                    (IQ ANNUITY(TM))       (GRANDMASTER(TM))            DIVISION
                                                        DIVISION                DIVISION               -MAY 21*-
                                                  --------------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $                  -    $                  -    $                  -

EXPENSES
  Mortality and expense risk and
    administrative charges                                       6,020                   1,745                      79
  Bonus rider fee                                                    1                       -                       -
  Death benefit rider fee                                          130                       -                       -
  EEB rider fee                                                     18                       -                       -
                                                  --------------------------------------------------------------------
  TOTAL EXPENSES                                                 6,169                   1,745                      79
                                                  --------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                                    (6,169)                 (1,745)                    (79)

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                          (246,553)                (59,261)                      -
    Net unrealized appreciation (depreciation)
      of investments:
      Beginning of period                                        1,009                     663                       -
      End of period                                               (208)                 (1,577)                   (421)
                                                  --------------------------------------------------------------------
  Change in net unrealized appreciation
    (depreciation) during the period                            (1,217)                 (2,240)                   (421)
                                                  --------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                              (247,770)                (61,501)                   (421)
                                                  --------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $           (253,939)   $            (63,246)   $               (500)
                                                  ====================================================================

                                                                       CLASS B
                                                  --------------------------------------------
                                                   SCUDDER EAFE EQUITY        SCUDDER EAFE
                                                         INDEX                EQUITY INDEX
                                                  (GRANDMASTER FLEX3(TM))      (IQ3(TM))
                                                        DIVISION                DIVISION
                                                       -MAY 21*-                -MAY 7*-
                                                  --------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $                 15    $              2,523

EXPENSES
  Mortality and expense risk and
    administrative charges                                           5                   1,236
  Bonus rider fee                                                    -                       7
  Death benefit rider fee                                            -                       -
  EEB rider fee                                                      -                       -
                                                  --------------------------------------------
  TOTAL EXPENSES                                                     5                   1,243
                                                  --------------------------------------------
NET INVESTMENT INCOME (LOSS)                                        10                   1,280

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                                 -                  (8,721)
    Net unrealized appreciation (depreciation)
      of investments:
      Beginning of period                                            -                       -
      End of period                                                (64)                 (3,103)
                                                  --------------------------------------------
  Change in net unrealized appreciation
    (depreciation) during the period                               (64)                 (3,103)
                                                  --------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                                   (64)                (11,824)
                                                  --------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $                (54)   $            (10,544)
                                                  ============================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
* - 2002 close date for division.
Note:  Year ended unless otherwise noted.

                                                                                 CLASS B
                                                  --------------------------------------------------------------------
                                                   SCUDDER EQUITY 500      SCUDDER EQUITY 500        SCUDDER SMALL
                                                         INDEX                   INDEX                 CAP INDEX
                                                 (GRANDMASTER FLEX3(TM))       (IQ3(TM))         (GRANDMASTER FLEX3(TM))
                                                        DIVISION                DIVISION                DIVISION
                                                       -MAY 21*-                -MAY 7*-               -MAY 21*-
                                                  --------------------------------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $                528    $              2,027    $                107

EXPENSES
  Mortality and expense risk and
    administrative charges                                         146                   1,005                      30
  Bonus rider fee                                                   35                      25                      30
  Death benefit rider fee                                            9                       6                       9
  EEB rider fee                                                      -                       -                       -
                                                  --------------------------------------------------------------------
  TOTAL EXPENSES                                                   190                   1,036                      69
                                                  --------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                                       338                     991                      38

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                                41                     315                     (15)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                          -                       -                       -
        End of period                                           (1,465)                  5,654                    (320)
                                                  --------------------------------------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                          (1,465)                  5,654                    (320)
                                                  --------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                                (1,424)                  5,969                    (335)
                                                  --------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $             (1,086)   $              6,960    $               (297)
                                                  ====================================================================

                                                                     CLASS B
                                                  --------------------------------------------
                                                     SCUDDER SMALL          SCUDDER VIT EAFE
                                                       CAP INDEX              EQUITY INDEX
                                                       (IQ3(TM))           (ANNUICHOICE(TM))
                                                        DIVISION                DIVISION
                                                        -MAY 7*-                -MAY 8*-
                                                  --------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $                865    $                220

EXPENSES
  Mortality and expense risk and
    administrative charges                                         713                      32
  Bonus rider fee                                                   17                      12
  Death benefit rider fee                                            1                       -
  EEB rider fee                                                      -                       -
                                                  --------------------------------------------
  TOTAL EXPENSES                                                   731                      44
                                                  --------------------------------------------
NET INVESTMENT INCOME (LOSS)                                       134                     176

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                            (7,143)                   (216)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                          -                       -
        End of period                                              698                    (767)
                                                  --------------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                             698                    (767)
                                                  --------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                                (6,445)                   (983)
                                                  --------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $             (6,311)   $               (807)
                                                  ============================================

                                                                     CLASS B
                                                  --------------------------------------------
                                                   SCUDDER VIT EQUITY      SCUDDER VIT SMALL
                                                       500 INDEX               CAP INDEX
                                                   (ANNUICHOICE(TM))       (ANNUICHOICE(TM))
                                                        DIVISION                DIVISION
                                                        -MAY 8*-                -MAY 8*-
                                                  --------------------------------------------
INVESTMENT INCOME
  Reinvested dividends                            $                859    $                 15

EXPENSES
  Mortality and expense risk and
    administrative charges                                         438                      12
  Bonus rider fee                                                  264                       -
  Death benefit rider fee                                           35                       2
  EEB rider fee                                                      -                       -
                                                  --------------------------------------------
  TOTAL EXPENSES                                                   737                      14
                                                  --------------------------------------------
NET INVESTMENT INCOME (LOSS)                                       122                       1

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
    Net realized gain (loss) on sales
      of investments                                            15,394                      (8)
    Net unrealized appreciation (depreciation)
      of investments:
        Beginning of period                                          -                       -
        End of period                                           (1,979)                   (455)
                                                  --------------------------------------------
    Change in net unrealized appreciation
      (depreciation) during the period                          (1,979)                   (455)
                                                  --------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                                13,415                    (463)
                                                  --------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $             13,537    $               (462)
                                                  ============================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

              SEPARATE ACCOUNT I OF INTEGRITY LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS

                         PERIODS ENDED DECEMBER 31, 2002


                                                                           BARON SMALL CAP      BARON SMALL CAP
                                                                          (ANNUICHOICE(TM))     (IQ ANNUITY(TM))
                                                           TOTAL              DIVISION              DIVISION
                                                     -----------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $       4,445,953    $         (11,351)   $          (9,273)
  Net realized gain (loss) on sales of investments         (53,473,577)             (20,980)             (73,134)
  Change in net unrealized appreciation
   (depreciation) during the period                        (22,785,089)            (105,317)             (29,148)
                                                     -----------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                (71,812,713)            (137,648)            (111,555)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                     71,750,499              291,837              379,357
    Contract terminations and benefits                    (119,286,453)             (91,713)             (50,783)
    Net transfers among investment options                  20,927,990              531,444              742,965
    Contract maintenance charges                              (187,947)                (161)                (167)
                                                     -----------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                       (26,795,911)             731,407            1,071,372
                                                     -----------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                          (98,608,624)             593,759              959,817

Net assets, beginning of year                              518,184,357              345,257              143,279
                                                     -----------------------------------------------------------

NET ASSETS, END OF YEAR                              $     419,575,733    $         939,016    $       1,103,096
                                                     ===========================================================

UNIT TRANSACTIONS
    Units purchased                                                                  30,131               39,364
    Units redeemed                                                                  (10,152)              (5,625)
    Units transferred                                                                55,186               80,833
                                                                          --------------------------------------
Net increase (decrease) in units                                                     75,165              114,572
                                                                          ======================================

                                                                                  GABELLI LARGE
                                                         BARON SMALL CAP            CAP VALUE
                                                     (GRANDMASTER FLEX3(TM))    (ANNUICHOICE(TM))
                                                             -MAY 21*-               DIVISION
                                                     --------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $                  (459)   $         (19,599)
  Net realized gain (loss) on sales of investments                       (48)            (382,520)
  Change in net unrealized appreciation
   (depreciation) during the period                                   (2,876)            (151,364)
                                                     --------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                           (3,383)            (553,483)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                               37,523              170,070
    Contract terminations and benefits                                   (13)             (90,121)
    Net transfers among investment options                            59,899              220,280
    Contract maintenance charges                                           -                 (338)
                                                     --------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                                  97,409              299,891
                                                     --------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                                     94,026             (253,592)

Net assets, beginning of year                                              -            1,197,578
                                                     --------------------------------------------

NET ASSETS, END OF YEAR                              $                94,026    $         943,986
                                                     ============================================

UNIT TRANSACTIONS
    Units purchased                                                    4,321               29,861
    Units redeemed                                                        (2)             (20,735)
    Units transferred                                                  7,449               13,193
                                                     --------------------------------------------
Net increase (decrease) in units                                      11,768               22,319
                                                     ============================================

                                                       GABELLI LARGE           GABELLI LARGE
                                                         CAP VALUE               CAP VALUE
                                                      (IQ ANNUITY(TM))    (GRANDMASTER FLEX3(TM))
                                                         DIVISION                -MAY 21*-
                                                     --------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $          (8,672)   $                  (266)
  Net realized gain (loss) on sales of investments             (56,846)                      (427)
  Change in net unrealized appreciation
   (depreciation) during the period                           (182,635)                       410
                                                     --------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                   (248,153)                      (283)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                        317,203                     23,153
    Contract terminations and benefits                         (70,764)                    (2,401)
    Net transfers among investment options                     407,967                     59,682
    Contract maintenance charges                                  (188)                         -
                                                     --------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                           654,218                     80,434
                                                     --------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                              406,065                     80,151

Net assets, beginning of year                                  299,502                          -
                                                     --------------------------------------------

NET ASSETS, END OF YEAR                              $         705,567    $                80,151
                                                     ============================================

UNIT TRANSACTIONS
    Units purchased                                             46,958                      2,941
    Units redeemed                                             (12,560)                      (350)
    Units transferred                                           56,495                      7,983
                                                     --------------------------------------------
Net increase (decrease) in units                                90,893                     10,574
                                                     ============================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                                 HARRIS BRETALL
                                                      HARRIS BRETALL     HARRIS BRETALL         EQUITY GROWTH
                                                       EQUITY GROWTH     EQUITY GROWTH     (GRANDMASTER FLEX3(TM))
                                                     (ANNUICHOICE(TM))   (IQ ANNUITY)              DIVISION
                                                         DIVISION          DIVISION                -MAY 21*-
                                                     -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $          (8,410)   $      (1,717)   $                  (75)
  Net realized gain (loss) on sales of investments            (114,100)         (15,245)                        (9)
  Change in net unrealized appreciation
   (depreciation) during the period                            (77,928)         (22,258)                    (1,029)
                                                     -------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                   (200,438)         (39,220)                    (1,113)
INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                         13,558           48,555                     10,088
    Contract terminations and benefits                         (89,140)          (8,117)                        (5)
    Net transfers among investment options                     165,875           95,235                      9,796
    Contract maintenance charges                                  (179)             (39)                         -
                                                     -------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                            90,114          135,634                     19,879
                                                     -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                             (110,324)          96,414                     18,766

Net assets, beginning of year                                  393,530           43,456                          -
                                                     -------------------------------------------------------------
NET ASSETS, END OF YEAR                              $         283,206    $     139,870    $                18,766
                                                     =============================================================

UNIT TRANSACTIONS
    Units purchased                                              2,151            6,621                      1,225
    Units redeemed                                             (15,036)          (1,351)                         -
    Units transferred                                           15,077           14,181                      1,241
                                                     -------------------------------------------------------------
Net increase (decrease) in units                                 2,192           19,451                      2,466
                                                     =============================================================

                                                                                                   THIRD AVENUE
                                                       THIRD AVENUE         THIRD AVENUE               VALUE
                                                          VALUE                 VALUE          (GRANDMASTER FLEX3(TM))
                                                     (ANNUICHOICE(TM))    (IQ ANNUITY(TM))           DIVISION
                                                         DIVISION             DIVISION               -MAY 21*-
                                                     -----------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $           2,209    $          16,187    $                   (89)
  Net realized gain (loss) on sales of investments            (109,099)            (198,880)                       (38)
  Change in net unrealized appreciation
   (depreciation) during the period                           (529,238)            (581,447)                     4,237
                                                     -----------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                   (636,128)            (764,140)                     4,110
INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                        740,426            1,195,921                     50,952
    Contract terminations and benefits                        (216,651)            (463,980)                       (21)
    Net transfers among investment options                   1,411,260            2,339,236                    128,593
    Contract maintenance charges                                (1,048)                (810)                         -
                                                     -----------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                         1,933,987            3,070,367                    179,524
                                                     -----------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                            1,297,859            2,306,227                    183,634

Net assets, beginning of year                                2,009,961            1,356,443                          -
                                                     -----------------------------------------------------------------
NET ASSETS, END OF YEAR                              $       3,307,820    $       3,662,670    $               183,634
                                                     =================================================================

UNIT TRANSACTIONS
    Units purchased                                             74,615              129,310                      6,613
    Units redeemed                                             (23,672)             (53,777)                        (3)
    Units transferred                                          137,230              242,870                     17,489
                                                     -----------------------------------------------------------------
Net increase (decrease) in units                               188,173              318,403                     24,099
                                                     =================================================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                                 TOUCHSTONE
                                                        TOUCHSTONE         TOUCHSTONE             BALANCED
                                                         BALANCED           BALANCED       (GRANDMASTER FLEX3(TM))
                                                     (IQ ANNUITY(TM))   (ANNUICHOICE(TM))         DIVISION
                                                         DIVISION           DIVISION              -MAY 21*-
                                                     -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $          6,137   $         10,901   $                   685
  Net realized gain (loss) on sales of investments            (31,626)           (32,417)                    1,105
  Change in net unrealized appreciation
    (depreciation) during the period                            2,962            (38,642)                     (188)
                                                     -------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                   (22,527)           (60,158)                    1,602

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                       280,892            345,146                    19,005
    Contract terminations and benefits                        (90,506)           (16,900)                       (5)
    Net transfers among investment options                    352,251            275,022                    29,629
    Contract maintenance charges                                 (151)              (161)                        -
                                                     -------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                          542,486            603,107                    48,629
                                                     -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                             519,959            542,949                    50,231

Net assets, beginning of year                                  63,318            462,212                         -
                                                     -------------------------------------------------------------

NET ASSETS, END OF YEAR                              $        583,277   $      1,005,161   $                50,231
                                                     =============================================================

UNIT TRANSACTIONS
    Units purchased                                            30,713             37,290                     2,167
    Units redeemed                                             (9,532)            (1,808)                        -
    Units transferred                                          36,619             29,226                     3,359
                                                     -------------------------------------------------------------
Net increase (decrease) in units                               57,800             64,708                     5,526
                                                     =============================================================

                                                                                                TOUCHSTONE BOND
                                                     TOUCHSTONE BOND    TOUCHSTONE BOND    (GRANDMASTER FLEX3(TM))
                                                     (IQ ANNUITY(TM))   (ANNUICHOICE(TM))         DIVISION
                                                         DIVISION           DIVISION              -MAY 21*-
                                                     -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $        116,133   $        201,924   $                15,959
  Net realized gain (loss) on sales of investments             22,466              3,316                        (3)
  Change in net unrealized appreciation
    (depreciation) during the period                          (90,946)           (77,831)                  (13,812)
                                                     -------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                    47,653            127,409                     2,144

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                       715,494            490,029                   132,605
    Contract terminations and benefits                       (171,043)           (93,991)                   (4,763)
    Net transfers among investment options                    794,241            862,899                    59,191
    Contract maintenance charges                                 (131)              (236)                        -
                                                     -------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                        1,338,561          1,258,701                   187,033
                                                     -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                           1,386,214          1,386,110                   189,177

Net assets, beginning of year                                  83,508          1,330,471                         -
                                                     -------------------------------------------------------------

NET ASSETS, END OF YEAR                              $      1,469,722   $      2,716,581   $               189,177
                                                     =============================================================

UNIT TRANSACTIONS
    Units purchased                                            69,051             45,959                    12,805
    Units redeemed                                            (16,416)            (8,797)                     (472)
    Units transferred                                          74,403             79,522                     5,701
                                                     -------------------------------------------------------------
Net increase (decrease) in units                              127,038            116,684                    18,034
                                                     =============================================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                                 TOUCHSTONE
                                                        TOUCHSTONE         TOUCHSTONE          EMERGING GROWTH
                                                     EMERGING GROWTH    EMERGING GROWTH    (GRANDMASTER FLEX3(TM))
                                                     (IQ ANNUITY(TM))   (ANNUICHOICE(TM))         DIVISION
                                                         DIVISION           DIVISION              -MAY 21*-
                                                     -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $          3,658   $         44,500   $                 9,630
  Net realized gain (loss) on sales of investments            (26,334)           (17,404)                     (845)
  Change in net unrealized appreciation
    (depreciation) during the period                          (13,111)          (155,133)                  (14,078)
                                                     -------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                   (35,787)          (128,037)                   (5,293)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                        49,394            779,429                    16,513
    Contract terminations and benefits                         (7,012)           (16,184)                   (4,734)
    Net transfers among investment options                    113,519            383,404                   234,220
    Contract maintenance charges                                  (34)              (164)                        -
                                                     -------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                          155,867          1,146,485                   245,999
                                                     -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                             120,080          1,018,448                   240,706

Net assets, beginning of year                                  30,098            150,494                         -
                                                     -------------------------------------------------------------

NET ASSETS, END OF YEAR                              $        150,178   $      1,168,942   $               240,706
                                                     =============================================================

UNIT TRANSACTIONS
    Units purchased                                             5,600             94,446                     1,725
    Units redeemed                                               (921)            (2,150)                     (645)
    Units transferred                                          11,769             48,304                    30,426
                                                     -------------------------------------------------------------
Net increase (decrease) in units                               16,448            140,600                    31,506
                                                     =============================================================

                                                                                                 TOUCHSTONE
                                                        TOUCHSTONE         TOUCHSTONE            ENHANCED 30
                                                       ENHANCED 30        ENHANCED 30      (GRANDMASTER FLEX3(TM))
                                                     (IQ ANNUITY(TM))   (ANNUICHOICE(TM))         DIVISION
                                                         DIVISION           DIVISION              -MAY 21*-
                                                     -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $             86   $           (163)  $                   545
  Net realized gain (loss) on sales of investments               (393)              (954)                     (412)
  Change in net unrealized appreciation
    (depreciation) during the period                           (1,485)           (20,632)                   (3,229)
                                                     -------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                    (1,792)           (21,749)                   (3,096)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                        10,635             28,988                    25,000
    Contract terminations and benefits                           (183)            (1,707)                   (4,974)
    Net transfers among investment options                      5,492             35,100                    47,424
    Contract maintenance charges                                  (18)               (48)                        -
                                                     -------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                           15,926             62,333                    67,450
                                                     -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                              14,134             40,584                    64,354

Net assets, beginning of year                                   2,282             43,477                         -
                                                     -------------------------------------------------------------

NET ASSETS, END OF YEAR                              $         16,416   $         84,061   $                64,354
                                                     =============================================================

UNIT TRANSACTIONS
    Units purchased                                             1,330              3,253                     2,966
    Units redeemed                                                (31)              (271)                     (659)
    Units transferred                                             717              4,102                     6,029
                                                     -------------------------------------------------------------
Net increase (decrease) in units                                2,016              7,084                     8,336
                                                     =============================================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                              TOUCHSTONE LARGE
                                                     TOUCHSTONE LARGE   TOUCHSTONE LARGE         CAP GROWTH
                                                        CAP GROWTH         CAP GROWTH      (GRANDMASTER FLEX3(TM))
                                                     (IQ ANNUITY(TM))   (ANNUICHOICE(TM))         DIVISION
                                                         DIVISION           DIVISION              -MAY 21*-
                                                     -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $           (126)  $           (698)  $                   (58)
  Net realized gain (loss) on sales of investments                (29)              (381)                      (25)
  Change in net unrealized appreciation
    (depreciation) during the period                           (4,095)           (11,356)                     (953)
                                                     -------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                    (4,250)           (12,435)                   (1,036)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                        10,000              3,510                     4,653
    Contract terminations and benefits                              -                  -                      (478)
    Net transfers among investment options                      1,596            136,585                    17,085
    Contract maintenance charges                                   (8)               (17)                        -
                                                     -------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                           11,588            140,078                    21,260
                                                     -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                               7,338            127,643                    20,224

Net assets, beginning of year                                   1,623              9,738                         -
                                                     -------------------------------------------------------------
NET ASSETS, END OF YEAR                              $          8,961   $        137,381   $                20,224
                                                     =============================================================

UNIT TRANSACTIONS
    Units purchased                                             1,081                429                       589
    Units redeemed                                                 (1)                 -                       (64)
    Units transferred                                             188             20,441                     2,197
                                                     -------------------------------------------------------------
Net increase (decrease) in units                                1,268             20,870                     2,722
                                                     =============================================================

                                                                                              TOUCHSTONE GROWTH
                                                     TOUCHSTONE GROWTH  TOUCHSTONE GROWTH         & INCOME
                                                         & INCOME           & INCOME       (GRANDMASTER FLEX3(TM))
                                                     (IQ ANNUITY(TM))   (ANNUICHOICE(TM))         DIVISION
                                                         DIVISION           DIVISION              -MAY 21*-
                                                     -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $          6,796   $         20,985   $                 1,018
  Net realized gain (loss) on sales of investments             (3,801)           (11,391)                       (5)
  Change in net unrealized appreciation
    (depreciation) during the period                           (9,089)           (21,930)                   (1,120)
                                                     -------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                    (6,094)           (12,336)                     (107)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                        10,964             12,986                     7,933
    Contract terminations and benefits                        (13,279)              (965)                       (5)
    Net transfers among investment options                     87,949            240,799                     6,011
    Contract maintenance charges                                  (29)               (53)                        -
                                                     -------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                           85,605            252,767                    13,939
                                                     -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                              79,511            240,431                    13,832

Net assets, beginning of year                                  13,472             37,136                         -
                                                     -------------------------------------------------------------
NET ASSETS, END OF YEAR                              $         92,983   $        277,567   $                13,832
                                                     =============================================================

UNIT TRANSACTIONS
    Units purchased                                             1,424              1,367                       990
    Units redeemed                                             (1,533)              (134)                        -
    Units transferred                                          10,232             30,060                       739
                                                     -------------------------------------------------------------
Net increase (decrease) in units                               10,123             31,293                     1,729
                                                     =============================================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                                 TOUCHSTONE
                                                        TOUCHSTONE         TOUCHSTONE           GROWTH/VALUE
                                                       GROWTH/VALUE       GROWTH/VALUE     (GRANDMASTER FLEX3(TM))
                                                     (IQ ANNUITY(TM))   (ANNUICHOICE(TM))         DIVISION
                                                         DIVISION           DIVISION              -MAY 21*-
                                                     -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         (3,094)  $         (5,933)  $                  (222)
  Net realized gain (loss) on sales of investments            (59,898)           (13,844)                       16
  Change in net unrealized appreciation
    (depreciation) during the period                          (47,188)          (143,363)                   (1,454)
                                                     -------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                  (110,180)          (163,140)                   (1,660)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                        66,355            189,001                    10,812
    Contract terminations and benefits                        (10,819)            (7,635)                     (321)
    Net transfers among investment options                    205,373            324,932                    55,329
    Contract maintenance charges                                  (60)              (129)                        -
                                                     -------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                          260,849            506,169                    65,820
                                                     -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                             150,669            343,029                    64,160

Net assets, beginning of year                                  91,077            262,415                         -
                                                     -------------------------------------------------------------

NET ASSETS, END OF YEAR                              $        241,746   $        605,444   $                64,160
                                                     =============================================================

UNIT TRANSACTIONS
    Units purchased                                             9,945             26,687                     1,379
    Units redeemed                                             (2,004)            (1,388)                      (46)
    Units transferred                                          27,893             53,298                     7,165
                                                     -------------------------------------------------------------
Net increase (decrease) in units                               35,834             78,597                     8,498
                                                     =============================================================

                                                                                               TOUCHSTONE HIGH
                                                     TOUCHSTONE HIGH    TOUCHSTONE HIGH             YIELD
                                                          YIELD              YIELD         (GRANDMASTER FLEX3(TM))
                                                     (IQ ANNUITY(TM))   (ANNUICHOICE(TM))         DIVISION
                                                         DIVISION           DIVISION              -MAY 21*-
                                                     -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         70,542   $         98,592   $                19,788
  Net realized gain (loss) on sales of investments            (34,344)            (4,999)                    2,458
  Change in net unrealized appreciation
    (depreciation) during the period                            3,424            (26,122)                  (11,609)
                                                     -------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                    39,622             67,471                    10,637

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                       275,943            181,526                   183,736
    Contract terminations and benefits                        (83,939)           (15,617)                  (36,434)
    Net transfers among investment options                    816,003          1,224,868                   124,310
    Contract maintenance charges                                  (88)               (48)                        -
                                                     -------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                        1,007,919          1,390,729                   271,612
                                                     -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                           1,047,541          1,458,200                   282,249

Net assets, beginning of year                                  24,447             55,848                         -
                                                     -------------------------------------------------------------

NET ASSETS, END OF YEAR                              $      1,071,988   $      1,514,048   $               282,249
                                                     =============================================================

UNIT TRANSACTIONS
    Units purchased                                            27,595             18,065                    19,618
    Units redeemed                                             (8,873)            (1,592)                   (3,768)
    Units transferred                                          85,169            125,549                    12,863
                                                     -------------------------------------------------------------
Net increase (decrease) in units                              103,891            142,022                    28,713
                                                     =============================================================

SEE ACCOMPANYING NOTES
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                                      TOUCHSTONE
                                                          TOUCHSTONE             TOUCHSTONE       INTERNATIONAL EQUITY
                                                     INTERNATIONAL EQUITY  INTERNATIONAL EQUITY  (GRANDMASTER FLEX3(TM))
                                                       (IQ ANNUITY(TM))      (ANNUICHOICE(TM))         DIVISION
                                                          DIVISION               DIVISION             -MAY 21*-
                                                     -------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $           (1,570)    $             (403)  $                    18
  Net realized gain (loss) on sales of investments              180,236                   (743)                        -
  Change in net unrealized appreciation
    (depreciation) during the period                                 32                (22,908)                      (61)
                                                     -------------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                     178,698                (24,054)                      (43)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                             722                 52,663                         -
    Contract terminations and benefits                             (510)                (1,812)                     (102)
    Net transfers among investment options                     (168,626)                40,550                     2,949
    Contract maintenance charges                                      -                    (50)                        -
                                                     -------------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                           (168,414)                91,351                     2,847
                                                     -------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                                10,284                 67,297                     2,804

Net assets, beginning of year                                         -                 31,298                         -
                                                     -------------------------------------------------------------------

NET ASSETS, END OF YEAR                              $           10,284     $           98,595   $                 2,804
                                                     ===================================================================

UNIT TRANSACTIONS
    Units purchased                                                  94                  6,548                         -
    Units redeemed                                                  (67)                  (246)                      (13)
    Units transferred                                             1,438                  5,033                       381
                                                     -------------------------------------------------------------------
Net increase (decrease) in units                                  1,465                 11,335                       368
                                                     ===================================================================

                                                                                               TOUCHSTONE MONEY
                                                      TOUCHSTONE MONEY    TOUCHSTONE MONEY         MARKET
                                                           MARKET             MARKET        (GRANDMASTER FLEX3(TM))
                                                       (IQ ANNUITY(TM))  (ANNUICHOICE(TM))        DIVISION
                                                          DIVISION           DIVISION            -MAY 21*-
                                                     --------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $$          1,282   $         (1,129)  $                  (110)
  Net realized gain (loss) on sales of investments                   -                  -                         -
  Change in net unrealized appreciation
    (depreciation) during the period                                 -                  -                         -
                                                     --------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                      1,282             (1,129)                     (110)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                      6,392,304            218,958                    87,029
    Contract terminations and benefits                      (7,396,898)           (83,320)                        -
    Net transfers among investment options                  (1,843,828)           179,514                     9,085
    Contract maintenance charges                                  (273)               (91)                        -
                                                     --------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                        (2,848,695)           315,061                    96,114
                                                     --------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                           (2,847,413)           313,932                    96,004

Net assets, beginning of year                                3,872,416            208,383                         -
                                                     --------------------------------------------------------------

NET ASSETS, END OF YEAR                              $$      1,025,003   $        522,315   $                96,004
                                                     ==============================================================

UNIT TRANSACTIONS
    Units purchased                                            635,274             21,862                     8,710
    Units redeemed                                            (734,755)            (8,219)                      (10)
    Units transferred                                         (183,945)            17,134                       910
                                                     --------------------------------------------------------------
Net increase (decrease) in units                              (283,426)            30,777                     9,610
                                                     ==============================================================


SEE ACCOMPANYING NOTES
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                             TOUCHSTONE SMALL
                                                     TOUCHSTONE SMALL   TOUCHSTONE SMALL          CAP VALUE
                                                        CAP VALUE          CAP VALUE       (GRANDMASTER FLEX3(TM))
                                                     (IQ ANNUITY(TM))   (ANNUICHOICE(TM))         DIVISION
                                                         DIVISION           DIVISION              -MAY 21*-
                                                     -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         (1,797)  $         (3,429)  $                   (40)
  Net realized gain (loss) on sales of investments                891             (9,561)                      (85)
  Change in net unrealized appreciation
    (depreciation) during the period                          (16,268)           (56,972)                      549
                                                     -------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                   (17,174)           (69,962)                      424

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                        82,905             74,799                     2,817
    Contract terminations and benefits                        (12,676)           (15,875)                   (1,325)
    Net transfers among investment options                    485,622            (21,646)                   12,220
    Contract maintenance charges                                  (73)               (52)                        -
                                                     -------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                          555,778             37,226                    13,712
                                                     -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                             538,604            (32,736)                   14,136

Net assets, beginning of year                                  16,881            251,123                         -
                                                     -------------------------------------------------------------

NET ASSETS, END OF YEAR                              $        555,485   $        218,387   $                14,136
                                                     =============================================================

UNIT TRANSACTIONS
    Units purchased                                             9,570              7,638                       364
    Units redeemed                                             (1,676)            (1,958)                     (176)
    Units transferred                                          60,186             (2,508)                    1,579
                                                     -------------------------------------------------------------
Net increase (decrease) in units                               68,080              3,172                     1,767
                                                     =============================================================

                                                     TOUCHSTONE VALUE   TOUCHSTONE VALUE          JPM BOND
                                                           PLUS               PLUS         (GRANDMASTER FLEX3(TM))
                                                     (IQ ANNUITY(TM))   (ANNUICHOICE(TM))         DIVISION
                                                         DIVISION           DIVISION              -MAY 21*-
                                                     -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $           (193)  $             (4)  $                  (754)
  Net realized gain (loss) on sales of investments             (6,173)             1,203                        17
  Change in net unrealized appreciation
    (depreciation) during the period                           (9,916)           (56,290)                    5,382
                                                     -------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                   (16,282)           (55,091)                    4,645

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                        25,754            124,320                   143,908
    Contract terminations and benefits                        (13,632)            (5,819)                      (40)
    Net transfers among investment options                     20,941             57,771                   199,559
    Contract maintenance charges                                  (13)               (46)                        -
                                                     -------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                           33,050            176,226                   343,427
                                                     -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                              16,768            121,135                   348,072

Net assets, beginning of year                                  17,860             80,204                         -
                                                     -------------------------------------------------------------

NET ASSETS, END OF YEAR                              $         34,628   $        201,339   $               348,072
                                                     =============================================================

UNIT TRANSACTIONS
    Units purchased                                             2,820             13,772                    13,840
    Units redeemed                                             (1,848)              (790)                       (4)
    Units transferred                                           2,135              7,381                    19,032
                                                     -------------------------------------------------------------
Net increase (decrease) in units                                3,107             20,363                    32,868
                                                     =============================================================

SEE ACCOMPANYING NOTES
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                              JPM INTERNATIONAL
                                                         JPM BOND           JPM BOND            OPPORTUNITIES
                                                        (IQ3(TM))       (ANNUICHOICE(TM))  (GRANDMASTER FLEX3(TM))
                                                         DIVISION           DIVISION              DIVISION
                                                         -MAY 7*-           -MAY 8*-              -MAY 21*-
                                                     -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         (5,615)  $         (2,669)  $                   (21)
  Net realized gain (loss) on sales of investments              9,179              3,819                         1
  Change in net unrealized appreciation
    (depreciation) during the period                           25,183             13,592                       288
                                                     -------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                    28,747             14,742                       268

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                     1,496,212            297,051                     3,785
    Contract terminations and benefits                         (6,727)           (11,923)                        -
    Net transfers among investment options                   (226,813)           356,131                     1,185
    Contract maintenance charges                                    -                (25)                        -
                                                     -------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                        1,262,672            641,234                     4,970
                                                     -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                           1,291,419            655,976                     5,238

Net assets, beginning of year                                       -                  -                         -
                                                     -------------------------------------------------------------

NET ASSETS, END OF YEAR                              $      1,291,419   $        655,976   $                 5,238
                                                     =============================================================

UNIT TRANSACTIONS
    Units purchased                                           144,529             28,526                       521
    Units redeemed                                               (661)            (1,166)                        -
    Units transferred                                         (21,921)            34,583                       148
                                                     -------------------------------------------------------------
Net increase (decrease) in units                              121,947             61,943                       669
                                                     =============================================================

                                                     JPM INTERNATIONAL  JPM INTERNATIONAL        JPM MID CAP
                                                      OPPORTUNITIES      OPPORTUNITIES              VALUE
                                                        (IQ3(TM))       (ANNUICHOICE(TM))  (GRANDMASTER FLEX3(TM))
                                                         DIVISION           DIVISION              DIVISION
                                                         -MAY 7*-           -MAY 8*-              -MAY 21*-
                                                     -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $           (614)  $              -   $                  (146)
  Net realized gain (loss) on sales of investments             48,707                  -                        14
  Change in net unrealized appreciation
    (depreciation) during the period                             (984)                 1                       216
                                                     -------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                    47,109                  1                        84

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                             -                  -                    14,259
    Contract terminations and benefits                              -                  -                      (461)
    Net transfers among investment options                    101,638                 64                    31,568
    Contract maintenance charges                                    -                  -                         -
                                                     -------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                          101,638                 64                    45,366
                                                     -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                             148,747                 65                    45,450

Net assets, beginning of year                                       -                  -                         -
                                                     -------------------------------------------------------------

NET ASSETS, END OF YEAR                              $        148,747   $             65   $                45,450
                                                     =============================================================

UNIT TRANSACTIONS
    Units purchased                                                 -                  -                     1,557
    Units redeemed                                                  -                  -                       (56)
    Units transferred                                          18,640                  8                     3,499
                                                     -------------------------------------------------------------
Net increase (decrease) in units                               18,640                  8                     5,000
                                                     =============================================================

SEE ACCOMPANYING NOTES
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                        JPM MID CAP        JPM MID CAP      VAN KAMPEN BANDWIDTH &
                                                           VALUE              VALUE          TELECOMMUNICATIONS
                                                         (IQ3(TM))      (ANNUICHOICE(TM))  (GRANDMASTER FLEX3(TM)
                                                          DIVISION          DIVISION              DIVISION
                                                         -MAY 7*-           -MAY 8*-              -MAY 21*-
                                                     -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         (1,072)  $           (201)  $                   688
  Net realized gain (loss) on sales of investments               (307)            (1,851)                       (6)
  Change in net unrealized appreciation
    (depreciation) during the period                            1,198                188                    (1,314)
                                                     -------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                      (181)            (1,864)                     (632)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                       157,994              2,750                     1,957
    Contract terminations and benefits                         (3,842)              (129)                        -
    Net transfers among investment options                      9,099             40,973                         3
    Contract maintenance charges                                    -                  -                         -
                                                     -------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                          163,251             43,594                     1,960
                                                     -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                             163,070             41,730                     1,328

Net assets, beginning of year                                       -                  -                         -
                                                     -------------------------------------------------------------

NET ASSETS, END OF YEAR                              $        163,070   $         41,730   $                 1,328
                                                     =============================================================

UNIT TRANSACTIONS
    Units purchased                                            17,333                287                       304
    Units redeemed                                               (433)               (14)                        -
    Units transferred                                             825              4,253                         -
                                                     -------------------------------------------------------------
Net increase (decrease) in units                               17,725              4,526                       304
                                                     =============================================================

                                                                                                       VAN KAMPEN
                                                     VAN KAMPEN BANDWIDTH &  VAN KAMPEN BANDWIDTH &   BIOTECHNOLOGY &
                                                      TELECOMMUNICATIONS      TELECOMMUNICATIONS     PHARMACEUTICAL
                                                      (ANNUICHOICE(TM))        (IQ ANNUITY(TM))     (ANNUICHOICE(TM))
                                                          DIVISION                DIVISION              DIVISION
                                                     -----------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $              4,235   $                 49   $            (1,984)
  Net realized gain (loss) on sales of investments               (105,535)                  (230)             (147,846)
  Change in net unrealized appreciation
    (depreciation) during the period                               36,505                   (156)              (77,791)
                                                     -----------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                       (64,795)                  (337)             (227,621)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                            14,302                     84                76,544
    Contract terminations and benefits                               (611)                   (28)              (23,030)
    Net transfers among investment options                        (27,944)                   (34)                  817
    Contract maintenance charges                                      (22)                    (2)                 (307)
                                                     -----------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                              (14,275)                    20                54,024
                                                     -----------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                                 (79,070)                  (317)             (173,597)

Net assets, beginning of year                                      87,777                    415               476,847
                                                     -----------------------------------------------------------------

NET ASSETS, END OF YEAR                              $              8,707   $                 98   $           303,250
                                                     =================================================================

UNIT TRANSACTIONS
    Units purchased                                                 3,132                     57                 9,302
    Units redeemed                                                   (329)                   (23)               (3,525)
    Units transferred                                             (13,825)                   (35)               (7,241)
                                                     -----------------------------------------------------------------
Net increase (decrease) in units                                  (11,022)                    (1)               (1,464)
                                                     =================================================================

SEE ACCOMPANYING NOTES
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                             VAN KAMPEN                 VAN KAMPEN
                                                        VAN KAMPEN          BIOTECHNOLOGY &          EMERGING MARKETS
                                                     BIOTECHNOLOGY &        PHARMACEUTICAL                 DEBT
                                                      PHARMACEUTICAL    (GRANDMASTER FLEX3(TM))   (GRANDMASTER FLEX3(TM))
                                                     (IQ ANNUITY(TM))          DIVISION                  DIVISION
                                                         DIVISION              -MAY 21*-                 -MAY 21*-
                                                     --------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         (1,918)  $                    22   $                   195
  Net realized gain (loss) on sales of investments           (242,479)                       (5)                       10
  Change in net unrealized appreciation
    (depreciation) during the period                          (30,994)                     (118)                     (103)
                                                     --------------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                  (275,391)                     (101)                      102

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                        78,723                     2,556                     1,117
    Contract terminations and benefits                        (44,012)                        -                         -
    Net transfers among investment options                    222,278                     2,411                     1,758
    Contract maintenance charges                                 (107)                        -                         -
                                                     --------------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                          256,882                     4,967                     2,875
                                                     --------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                             (18,509)                    4,866                     2,977

Net assets, beginning of year                                 270,738                         -                         -
                                                     --------------------------------------------------------------------

NET ASSETS, END OF YEAR                              $        252,229   $                 4,866   $                 2,977
                                                     ====================================================================

UNIT TRANSACTIONS
    Units purchased                                             9,951                       296                       110
    Units redeemed                                             (5,905)                        -                         -
    Units transferred                                           7,133                       286                       183
                                                     --------------------------------------------------------------------
Net increase (decrease) in units                               11,179                       582                       293
                                                     ====================================================================

                                                        VAN KAMPEN         VAN KAMPEN
                                                     EMERGING MARKETS   EMERGING MARKETS
                                                           DEBT               DEBT
                                                        (IQ3(TM))      (ANNUICHOICE(TM))
                                                         DIVISION           DIVISION
                                                         -MAY 7*-           -MAY 8*-
                                                     -----------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         18,448   $          2,352
  Net realized gain (loss) on sales of investments              2,697                  4
  Change in net unrealized appreciation
    (depreciation) during the period                            3,048             (1,298)
                                                     -----------------------------------
Net increase (decrease) in net assets
  resulting from operations                                    24,193              1,058

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                        79,490                538
    Contract terminations and benefits                         (1,178)                 -
    Net transfers among investment options                    192,697             34,552
    Contract maintenance charges                                    -                  -
                                                     -----------------------------------
Net increase (decrease) in net assets
  from contract related transactions                          271,009             35,090
                                                     -----------------------------------
INCREASE (DECREASE) IN NET ASSETS                             295,202             36,148

Net assets, beginning of year                                       -                  -
                                                     -----------------------------------

NET ASSETS, END OF YEAR                              $        295,202   $         36,148
                                                     ===================================

UNIT TRANSACTIONS
    Units purchased                                             8,094                 57
    Units redeemed                                               (125)                (4)
    Units transferred                                          20,944              3,484
                                                     -----------------------------------
Net increase (decrease) in units                               28,913              3,537
                                                     ===================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                                 VAN KAMPEN MS
                                                     VAN KAMPEN INTERNET  VAN KAMPEN INTERNET  HIGH-TECH 35 INDEX
                                                     (ANNUICHOICE(TM))     (IQ ANNUITY(TM))    (ANNUICHOICE(TM))
                                                          DIVISION             DIVISION             DIVISION
                                                     ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $               (8)  $             (159)  $           (1,148)
  Net realized gain (loss) on sales of investments                 (679)             (11,013)             (56,498)
  Change in net unrealized appreciation
    (depreciation) during the period                                (33)               1,632                 (585)
                                                     ------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                        (720)              (9,540)             (58,231)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                             (44)                   -                5,212
    Contract terminations and benefits                             (875)              (2,381)              (1,566)
    Net transfers among investment options                        1,014                6,807             (119,268)
    Contract maintenance charges                                     (2)                 (15)                 (37)
                                                     ------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                                 93                4,411             (115,659)
                                                     ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                                  (627)              (5,129)            (173,890)

Net assets, beginning of year                                       627                7,641              200,483
                                                     ------------------------------------------------------------

NET ASSETS, END OF YEAR                              $                -   $            2,512   $           26,593
                                                     ============================================================

UNIT TRANSACTIONS
    Units purchased                                                   -                    -                  812
    Units redeemed                                                 (283)              (1,323)                (355)
    Units transferred                                               191                1,360              (18,395)
                                                     ------------------------------------------------------------
Net increase (decrease) in units                                    (92)                  37              (17,938)
                                                     ============================================================

                                                       VAN KAMPEN MS        VAN KAMPEN MS        VAN KAMPEN MS
                                                     HIGH-TECH 35 INDEX   U.S. MULTINATIONAL   U.S. MULTINATIONAL
                                                      (IQ ANNUITY(TM))    (ANNUICHOICE(TM))     (IQ ANNUITY(TM))
                                                          DIVISION             DIVISION             DIVISION
                                                     ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $             (206)  $              158   $              316
  Net realized gain (loss) on sales of investments                 (269)              (4,052)              (3,761)
  Change in net unrealized appreciation
    (depreciation) during the period                            (20,171)              (1,981)              (3,056)
                                                     ------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                     (20,646)              (5,875)              (6,501)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                             967                5,196                    -
    Contract terminations and benefits                                -               (1,457)              (4,215)
    Net transfers among investment options                       46,253                2,560               22,728
    Contract maintenance charges                                    (19)                 (11)                 (32)
                                                     ------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                             47,201                6,288               18,481
                                                     ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                                26,555                  413               11,980

Net assets, beginning of year                                     2,639                7,083                8,090
                                                     ------------------------------------------------------------

NET ASSETS, END OF YEAR                              $           29,194   $            7,496   $           20,070
                                                     ============================================================

UNIT TRANSACTIONS
    Units purchased                                                 151                  606                    -
    Units redeemed                                                   (4)                (286)                (792)
    Units transferred                                             5,544                  298                3,697
                                                     ------------------------------------------------------------
Net increase (decrease) in units                                  5,691                  618                2,905
                                                     ============================================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                          VAN KAMPEN MS             VAN KAMPEN U.S.          VAN KAMPEN U.S
                                                        U.S. MULTINATIONAL            REAL ESTATE              REAL ESTATE
                                                     (GRANDMASTER FLEX3(TM))    (GRANDMASTER FLEX3(TM))         (IQ3(TM))
                                                             DIVISION                  DIVISION                  DIVISION
                                                             -MAY 21*-                 -MAY 21*-                 -MAY 7*-
                                                     ----------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                            $         281              $     18,480             $     19,070
  Net realized gain (loss) on sales of investments                    9                      (131)                  (3,530)
  Change in net unrealized appreciation
    (depreciation) during the period                              1,535                     4,491                   (3,992)
                                                          ----------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                       1,825                    22,840                   11,548

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                              --                   347,692                  271,929
    Contract terminations and benefits                               --                      (372)                  (1,053)
    Net transfers among investment options                       26,223                    39,273                  145,150
    Contract maintenance charges                                     --                        --                       --
                                                          ----------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                             26,223                   386,593                  416,026
                                                          ----------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                                28,048                   409,433                  427,574

Net assets, beginning of year                                        --                        --                       --
                                                          ----------------------------------------------------------------
NET ASSETS, END OF YEAR                                   $      28,048              $    409,433             $    427,574
                                                          ================================================================
UNIT TRANSACTIONS
    Units purchased                                                  --                    40,143                   31,637
    Units redeemed                                                   (7)                      (41)                    (122)
    Units transferred                                             4,424                     4,305                   16,099
                                                          ----------------------------------------------------------------
Net increase (decrease) in units                                  4,417                    44,407                   47,614
                                                          ================================================================

                                                                                         INITIAL CLASS
                                                                              -----------------------------------
                                                        VAN KAMPEN U.S.
                                                          REAL ESTATE
                                                       (ANNUICHOICE(TM))     VIP MONEY MARKET     VIP MONEY MARKET
                                                           DIVISION          (GRANDMASTER(TM)     (IQ ANNUITY(TM))
                                                           -MAY 8*-              DIVISION             DIVISION
                                                       ---------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                           $     11,209         $     105,543         $     20,739
  Net realized gain (loss) on sales of investments             (4,459)                   --                   --
  Change in net unrealized appreciation
    (depreciation) during the period                           (9,698)                    1                   --
                                                         -------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                    (2,948)              105,544               20,739

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                        73,536               319,320              307,392
    Contract terminations and benefits                         (8,108)          (21,523,281)          (3,430,160)
    Net transfers among investment options                    203,328            13,384,719            1,362,898
    Contract maintenance charges                                  (53)               (8,948)              (2,144)
                                                         -------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                          268,703            (7,828,190)          (1,762,014)
                                                         -------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                             265,755            (7,722,646)          (1,741,275)

Net assets, beginning of year                                      --            36,645,463            8,516,483
                                                         -------------------------------------------------------
NET ASSETS, END OF YEAR                                  $    265,755         $  28,922,817         $  6,775,208
                                                         =======================================================
UNIT TRANSACTIONS
    Units purchased                                             7,783                17,518               27,978
    Units redeemed                                               (938)           (1,180,573)            (312,281)
    Units transferred                                          22,231               733,512              123,888
                                                         -------------------------------------------------------
Net increase (decrease) in units                               29,076              (429,543)            (160,415)
                                                         =======================================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                     INITIAL CLASS
                                                      -----------------------------------------------------------------------------
                                                       VIP HIGH INCOME    VIP EQUITY-INCOME       VIP GROWTH         VIP OVERSEAS
                                                      (GRANDMASTER(TM))   (GRANDMASTER(TM))   (GRANDMASTER(TM))   (GRANDMASTER(TM))
                                                           DIVISION            DIVISION            DIVISION            DIVISION
                                                      -----------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                           $    967,956       $   1,759,435      $      (467,821)     $     (66,091)
  Net realized gain (loss) on sales of investments           (849,776)         (5,774,355)         (13,850,163)        (6,396,213)
  Change in net unrealized appreciation
    (depreciation) during the period                          425,527          (6,760,164)          (2,366,710)         3,516,175
                                                         ------------------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                   543,707         (10,775,084)         (16,684,694)        (2,946,129)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                        56,339             382,307              324,129             70,878
    Contract terminations and benefits                     (2,438,685)         (9,002,860)          (6,931,459)        (2,216,521)
    Net transfers among investment options                   (503,073)         (7,122,879)         (11,131,338)        (1,906,321)
    Contract maintenance charges                               (4,490)            (26,052)             (22,373)            (7,131)
                                                         ------------------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                       (2,889,909)        (15,769,484)         (17,761,041)        (4,059,095)
                                                         ------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                          (2,346,202)        (26,544,568)         (34,445,735)        (7,005,224)

Net assets, beginning of year                              12,570,715          68,369,784           64,056,889         16,764,395
                                                         ------------------------------------------------------------------------
NET ASSETS, END OF YEAR                                  $ 10,224,513       $  41,825,216      $    29,611,154      $   9,759,171
                                                         ========================================================================
UNIT TRANSACTIONS
    Units purchased                                             4,939               9,791                6,536              3,955
    Units redeemed                                           (212,589)           (244,629)            (150,303)          (125,297)
    Units transferred                                         (12,886)           (193,993)            (239,555)          (105,020)
                                                         ------------------------------------------------------------------------
Net increase (decrease) in units                             (220,536)           (428,831)            (383,322)          (226,362)
                                                         ========================================================================

                                                                             INITIAL CLASS
                                                      ------------------------------------------------------------
                                                      VIP II INVESTMENT    VIP II INVESTMENT       VIP II ASSET
                                                         GRADE BOND           GRADE BOND              MANAGER
                                                      (GRANDMASTER(TM))    (IQ ANNUITY(TM))      (GRANDMASTER(TM))
                                                          DIVISION             DIVISION               DIVISION
                                                      -----------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                          $     613,758        $       80,310        $      698,842
  Net realized gain (loss) on sales of investments            599,332               126,460            (1,789,877)
  Change in net unrealized appreciation
    (depreciation) during the period                        1,052,209                95,823            (1,555,627)
                                                      -----------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                 2,265,299               302,593            (2,646,662)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                       107,370                69,870               184,615
    Contract terminations and benefits                     (5,552,480)             (726,550)           (3,965,620)
    Net transfers among investment options                  3,742,731               286,778            (2,531,342)
    Contract maintenance charges                               (8,307)                 (697)              (12,238)
                                                      -----------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                       (1,710,686)             (370,599)           (6,324,585)
                                                      -----------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                             554,613               (68,006)           (8,971,247)

Net assets, beginning of year                              26,409,023             3,281,160            28,408,628
                                                      -----------------------------------------------------------
NET ASSETS, END OF YEAR                                 $  26,963,636        $    3,213,154        $   19,437,381
                                                      ===========================================================
UNIT TRANSACTIONS
    Units purchased                                             4,296                 5,884                 6,751
    Units redeemed                                           (219,476)              (59,780)             (148,863)
    Units transferred                                         148,453                25,863               (95,300)
                                                      -----------------------------------------------------------
Net increase (decrease) in units                              (66,727)              (28,033)             (237,412)
                                                      ===========================================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                       INITIAL CLASS
                                                      -----------------------------------------------------------------------------
                                                                                                  VIP II ASSET         VIP II
                                                      VIP II INDEX 500     VIP II INDEX 500      MANGER: GROWTH      CONTRAFUND
                                                      (GRANDMASTER(TM))    (IQ ANNUITY(TM))    (GRANDMASTER(TM))  (GRANDMASTER(TM))
                                                           DIVISION            DIVISION             DIVISION          DIVISION
                                                      -----------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                          $      84,508        $      1,598        $    114,530      $    (164,525)
  Net realized gain (loss) on sales of investments         (2,353,312)           (473,874)           (948,979)        (1,281,570)
  Change in net unrealized appreciation
    (depreciation) during the period                       (6,393,267)           (212,671)           (393,213)        (2,714,314)
                                                        ------------------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                (8,662,071)           (684,947)         (1,227,662)        (4,160,409)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                       225,428              39,314              54,610            253,327
    Contract terminations and benefits                     (3,966,837)           (545,485)           (858,494)        (5,243,624)
    Net transfers among investment options                (10,593,974)           (146,922)           (945,518)        (6,456,775)
    Contract maintenance charges                              (16,140)             (1,930)             (3,337)           (21,150)
                                                        ------------------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                      (14,351,523)           (655,023)         (1,752,739)       (11,468,222)
                                                        ------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                         (23,013,594)         (1,339,970)         (2,980,401)       (15,628,631)

Net assets, beginning of year                              45,789,898           3,179,959           7,940,873         44,050,615
                                                        ------------------------------------------------------------------------
NET ASSETS, END OF YEAR                                 $  22,776,304        $  1,839,989        $  4,960,472      $  28,421,984
                                                        ========================================================================
UNIT TRANSACTIONS
    Units purchased                                             9,030               4,963               3,305             10,167
    Units redeemed                                           (172,114)            (69,339)            (52,923)          (219,788)
    Units transferred                                        (448,862)            (24,417)            (59,318)          (285,328)
                                                        ------------------------------------------------------------------------
Net increase (decrease) in units                             (611,946)            (88,793)           (108,936)          (494,949)
                                                        ========================================================================

                                                                                INITIAL CLASS
                                                        -------------------------------------------------------------
                                                         VIP III GROWTH                              VIP III GROWTH &
                                                          OPPORTUNITIES       VIP III BALANCED            INCOME
                                                        (GRANDMASTER(TM))     (GRANDMASTER(TM))      (GRANDMASTER(TM))
                                                             DIVISION              DIVISION              DIVISION
                                                        -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                             $     (5,900)         $     79,047          $     19,170
  Net realized gain (loss) on sales of investments           (2,193,518)             (402,037)           (1,884,451)
  Change in net unrealized appreciation
    (depreciation) during the period                            653,379              (119,793)             (235,566)
                                                        -----------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                  (1,546,039)             (442,783)           (2,100,847)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                          24,841                45,277                56,498
    Contract terminations and benefits                         (569,643)             (501,292)             (964,961)
    Net transfers among investment options                   (1,884,319)             (726,784)           (2,498,823)
    Contract maintenance charges                                 (3,137)               (1,973)               (4,806)
                                                        -----------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                         (2,432,258)           (1,184,772)           (3,412,092)
                                                        -----------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                            (3,978,297)           (1,627,555)           (5,512,939)

Net assets, beginning of year                                 7,657,731             4,668,348            12,701,599
                                                        -----------------------------------------------------------
NET ASSETS, END OF YEAR                                    $  3,679,434          $  3,040,793          $  7,188,660
                                                        ===========================================================
UNIT TRANSACTIONS
    Units purchased                                               2,700                 3,730                 4,379
    Units redeemed                                              (62,004)              (43,205)              (75,784)
    Units transferred                                          (218,370)              (64,354)             (206,364)
                                                        -----------------------------------------------------------
Net increase (decrease) in units                               (277,674)             (103,829)             (277,769)
                                                        ===========================================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                   SERVICE CLASS
                                                       ----------------------------------------------------------------------
                                                       VIP III MID CAP   VIP III MID CAP   VIP HIGH INCOME  VIP EQUITY-INCOME
                                                      (GRANDMASTER(TM))  (IQ ANNUITY(TM))  (IQ ANNUITY(TM))  (IQ ANNUITY(TM))
                                                           DIVISION          DIVISION          DIVISION          DIVISION
                                                       ----------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                         $       (45,931)  $       (12,536)  $       138,405   $        43,262
  Net realized gain (loss) on sales of investments            (645,874)           38,530          (182,259)          (82,482)
  Change in net unrealized appreciation
    (depreciation) during the period                          (632,243)         (280,943)          181,582          (305,221)
                                                       ---------------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                 (1,324,048)         (254,949)          137,728          (344,441)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                         73,851            45,336             8,513            29,100
    Contract terminations and benefits                        (677,808)         (219,168)         (367,824)         (301,345)
    Net transfers among investment options                   3,036,812           197,154           126,006           510,929
    Contract maintenance charges                                (2,658)             (801)             (287)             (898)
                                                       ---------------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                         2,430,197            22,521          (233,592)          237,786
                                                       ---------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                            1,106,149          (232,428)          (95,864)         (106,655)

Net assets, beginning of year                                5,597,536         2,238,624         3,375,796         1,907,605
                                                       ---------------------------------------------------------------------
NET ASSETS, END OF YEAR                                $     6,703,685   $     2,006,196   $     3,279,932   $     1,800,950
                                                       ---------------------------------------------------------------------
UNIT TRANSACTIONS
    Units purchased                                              4,646             2,720             1,281             3,021
    Units redeemed                                             (43,637)          (13,398)          (56,047)          (31,764)
    Units transferred                                          156,824            11,910            30,024            58,939
                                                       ---------------------------------------------------------------------
Net increase (decrease) in units                               117,833             1,232           (24,742)           30,196
                                                       =====================================================================

                                                                         SERVICE CLASS
                                                       ----------------------------------------------------
                                                                                            VIP II ASSET
                                                          VIP GROWTH       VIP OVERSEAS        MANAGER
                                                       (IQ ANNUITY(TM))  (IQ ANNUITY(TM))  (IQ ANNUITY(TM))
                                                           DIVISION          DIVISION         DIVISION
                                                       ----------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                         $       (31,324)  $        (4,005)  $        11,897
  Net realized gain (loss) on sales of investments            (772,599)           22,601           (56,061)
  Change in net unrealized appreciation
    (depreciation) during the period                          (119,171)            5,232           (22,499)
                                                       ---------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                   (923,094)           23,828           (66,663)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                         85,139               550             4,177
    Contract terminations and benefits                        (195,946)          (27,485)         (123,396)
    Net transfers among investment options                    (134,126)          (70,078)           75,682
    Contract maintenance charges                                (1,137)             (104)             (247)
                                                       ---------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                          (246,070)          (97,117)          (43,784)
                                                       ---------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                           (1,169,164)          (73,289)         (110,447)

Net assets, beginning of year                                3,012,042           214,342           455,342
                                                       ---------------------------------------------------
NET ASSETS, END OF YEAR                                $     1,842,878   $       141,053   $       344,895
                                                       ---------------------------------------------------
UNIT TRANSACTIONS
    Units purchased                                             11,748                64               448
    Units redeemed                                             (27,125)           (3,580)          (13,865)
    Units transferred                                          (21,271)             (605)            5,701
                                                       ---------------------------------------------------
Net increase (decrease) in units                               (36,648)           (4,121)           (7,716)
                                                       ===================================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                   SERVICE CLASS
                                                       ----------------------------------------------------------------------
                                                       VIP II ASSET
                                                         MANAGER:             VIP II       VIP III GROWTH
                                                          GROWTH           CONTRAFUND       OPPORTUNITIES    VIP III BALANCED
                                                       (IQ ANNUITY(TM))  (IQ ANNUITY(TM))  (IQ ANNUITY(TM))  (IQ ANNUITY(TM))
                                                         DIVISION            DIVISION          DIVISION           DIVISION
                                                       ----------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                         $         2,485   $       (17,250)  $        (1,808)   $         9,435
  Net realized gain (loss) on sales of investments             (10,711)         (290,151)         (112,521)           (31,950)
  Change in net unrealized appreciation
    (depreciation) during the period                           (18,485)           35,255            12,430            (44,539)
                                                       ----------------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                    (26,711)         (272,146)         (101,899)           (67,054)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                              -            39,403            10,070                100
    Contract terminations and benefits                         (68,214)         (329,470)          (29,325)           (89,097)
    Net transfers among investment options                       2,047           499,298          (165,943)            27,940
    Contract maintenance charges                                   (90)           (1,418)             (273)              (375)
                                                       ----------------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                           (66,257)          207,813          (185,471)           (61,432)
                                                       ----------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                              (92,968)          (64,333)         (287,370)          (128,486)

Net assets, beginning of year                                  187,099         2,431,212           522,309            675,216
                                                       ----------------------------------------------------------------------
NET ASSETS, END OF YEAR                                $        94,131   $     2,366,879   $       234,939    $       546,730
                                                       ======================================================================
UNIT TRANSACTIONS
    Units purchased                                                  -             4,421             1,553                 11
    Units redeemed                                              (9,147)          (36,798)           (5,249)           (10,116)
    Units transferred                                              112            56,248           (27,809)             2,822
                                                       ----------------------------------------------------------------------
Net increase (decrease) in units                                (9,035)           23,871           (31,505)            (7,283)
                                                       ======================================================================

                                                                         SERVICE CLASS
                                                       ----------------------------------------------------
                                                       VIP III GROWTH &   MFS EMERGING      MFS EMERGING
                                                           INCOME            GROWTH            GROWTH
                                                       (IQ ANNUITY(TM))  (IQ ANNUITY(TM))  (ANNUICHOICE(TM))
                                                          DIVISION          DIVISION          DIVISION
                                                       ----------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                         $         1,332   $       (10,353)   $        (5,190)
  Net realized gain (loss) on sales of investments            (196,760)         (318,033)           (30,604)
  Change in net unrealized appreciation
    (depreciation) during the period                           (67,963)            5,401            (93,729)
                                                       ----------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                   (263,391)         (322,985)          (129,523)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                          2,489            71,507             86,018
    Contract terminations and benefits                        (118,215)          (55,083)           (14,936)
    Net transfers among investment options                    (413,788)          (99,371)            64,941
    Contract maintenance charges                                  (553)             (255)               (99)
                                                       ----------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                          (530,067)          (83,202)           135,924
                                                       ----------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                             (793,458)         (406,187)             6,401

Net assets, beginning of year                                1,679,449           939,125            300,288
                                                       ----------------------------------------------------
NET ASSETS, END OF YEAR                                $       885,991   $       532,938    $       306,689
                                                       ====================================================
UNIT TRANSACTIONS
    Units purchased                                                292            16,799             15,962
    Units redeemed                                             (14,676)          (12,677)            (3,118)
    Units transferred                                          (52,584)          (24,780)            10,945
                                                       ----------------------------------------------------
Net increase (decrease) in units                               (66,968)          (20,658)            23,789
                                                       ====================================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                   SERVICE CLASS
                                                      -----------------------------------------------------------------------
                                                         MFS EMERGING     MFS INVESTORS     MFS INVESTORS     MFS INVESTORS
                                                           GROWTH          GROWTH STOCK     GROWTH STOCK      GROWTH STOCK
                                                      (GRANDMASTER(TM))  (IQ ANNUITY(TM)) (ANNUICHOICE(TM)) (GRANDMASTER(TM))
                                                           DIVISION         DIVISION          DIVISION          DIVISION
                                                      -----------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                         $          (425)  $        (7,023)  $        (3,638)  $         (2,147)
  Net realized gain (loss) on sales of investments              (6,719)         (128,179)           (5,294)           (15,536)
  Change in net unrealized appreciation
    (depreciation) during the period                            (5,128)          (32,188)          (70,667)           (31,006)
                                                       ----------------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                    (12,272)         (167,390)          (79,599)           (48,689)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                              -            71,701           115,294                193
    Contract terminations and benefits                          (2,113)          (23,084)           (7,087)           (58,429)
    Net transfers among investment options                      41,600            36,336            26,417            223,920
    Contract maintenance charges                                   (19)             (217)             (100)               (26)
                                                       ----------------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                            39,468            84,736           134,524            165,658
                                                       ----------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                               27,196           (82,654)           54,925            116,969

Net assets, beginning of year                                   17,848           542,184           206,964            105,460
                                                       ----------------------------------------------------------------------

NET ASSETS, END OF YEAR                                $        45,044   $       459,530   $       261,889   $        222,429
                                                       ======================================================================

UNIT TRANSACTIONS
    Units purchased                                                  -            11,933            15,347                 30
    Units redeemed                                                (395)           (3,843)           (1,129)            (8,135)
    Units transferred                                            6,829             6,290             3,328             32,480
                                                       ----------------------------------------------------------------------
Net increase (decrease) in units                                 6,434            14,380            17,546             24,375
                                                       ======================================================================

                                                                     SERVICE CLASS
                                                       ------------------------------------------
                                                           MFS INVESTORS
                                                            GROWTH STOCK           MFS INVESTORS
                                                       (GRANDMASTER FLEX3(TM))        TRUST
                                                             DIVISION            (IQ ANNUITY(TM))
                                                             -MAY 21*-              DIVISION
                                                       ------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                         $                 (94)  $           (5,923)
  Net realized gain (loss) on sales of investments                         1             (102,826)
  Change in net unrealized appreciation
    (depreciation) during the period                                  (3,436)             (36,765)
                                                       ------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                           (3,529)            (145,514)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                                7,135               70,048
    Contract terminations and benefits                                     -             (123,571)
    Net transfers among investment options                           178,070               21,599
    Contract maintenance charges                                           -                 (323)
                                                       ------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                                 185,205              (32,247)
                                                       ------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                                    181,676             (177,761)

Net assets, beginning of year                                              -              647,447
                                                       ------------------------------------------

NET ASSETS, END OF YEAR                                $             181,676   $          469,686
                                                       ==========================================

UNIT TRANSACTIONS
    Units purchased                                                      901                9,580
    Units redeemed                                                                        (15,867)
    Units transferred                                                 22,272                  987
                                                       ------------------------------------------
Net increase (decrease) in units                                      23,173               (5,300)
                                                       ==========================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                   SERVICE CLASS
                                                       ----------------------------------------------------------------------
                                                        MFS INVESTORS     MFS INVESTORS      MFS MID CAP       MFS MID CAP
                                                            TRUST             TRUST            GROWTH            GROWTH
                                                       (ANNUICHOICE(TM)) (GRANDMASTER(TM)) (IQ ANNUITY(TM)) (ANNUICHOICE(TM))
                                                          DIVISION          DIVISION          DIVISION          DIVISION
                                                       ----------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                         $        (4,617)  $        (1,631)  $       (19,537)  $        (10,267)
  Net realized gain (loss) on sales of investments             (54,209)          (33,837)       (1,155,635)          (407,103)
  Change in net unrealized appreciation
    (depreciation) during the period                           (55,075)          (21,333)          256,901             (7,880)
                                                       ----------------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                   (113,901)          (56,801)         (918,271)          (425,250)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                         65,498                 -           169,988            160,323
    Contract terminations and benefits                         (20,374)          (83,962)         (176,345)           (37,444)
    Net transfers among investment options                      62,230           282,639             3,606            158,910
    Contract maintenance charges                                  (117)              (43)             (452)              (238)
                                                       ----------------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                           107,237           198,634            (3,203)           281,551
                                                       ----------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                               (6,664)          141,833          (921,474)          (143,699)

Net assets, beginning of year                                  404,394            51,608         1,743,594            636,096
                                                       ----------------------------------------------------------------------

NET ASSETS, END OF YEAR                                $       397,730   $       193,441   $       822,120   $        492,397
                                                       ======================================================================

UNIT TRANSACTIONS
    Units purchased                                              8,825                 -            27,746             28,845
    Units redeemed                                              (3,420)          (11,641)          (33,862)            (8,130)
    Units transferred                                            7,153            33,568           (27,510)            10,971
                                                       ----------------------------------------------------------------------
Net increase (decrease) in units                                12,558            21,927           (33,626)            31,686
                                                       ======================================================================

                                                                    SERVICE CLASS
                                                       ----------------------------------------
                                                                              MFS MID CAP
                                                          MFS MID CAP           GROWTH
                                                            GROWTH      (GRANDMASTER FLEX3(TM))
                                                       (GRANDMASTER(TM))        DIVISION
                                                           DIVISION             -MAY 21*-
                                                       ----------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                          $       (15,794)  $                (398)
  Net realized gain (loss) on sales of investments             (705,489)                    (54)
  Change in net unrealized appreciation
    (depreciation) during the period                           (120,964)                  1,079
                                                       ----------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                    (842,247)                    627

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                           5,518                  26,411
    Contract terminations and benefits                         (192,300)                      -
    Net transfers among investment options                     (266,619)                 79,489
    Contract maintenance charges                                   (312)                      -
                                                       ----------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                           (453,713)                105,900
                                                       ----------------------------------------
INCREASE (DECREASE) IN NET ASSETS                            (1,295,960)                106,527

Net assets, beginning of year                                 1,859,005                       -
                                                       ----------------------------------------

NET ASSETS, END OF YEAR                                 $       563,045   $             106,527
                                                       ========================================

UNIT TRANSACTIONS
    Units purchased                                               1,020                   3,557
    Units redeemed                                              (32,767)                    (15)
    Units transferred                                           (73,492)                 11,274
                                                       ----------------------------------------
Net increase (decrease) in units                               (105,239)                 14,816
                                                       ========================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                          SERVICE CLASS
                                                       ----------------------------------------------------
                                                           MFS NEW           MFS NEW          MFS NEW
                                                          DISCOVERY         DISCOVERY         DISCOVERY
                                                       (IQ ANNUITY(TM)) (ANNUICHOICE(TM)) (GRANDMASTER(TM))
                                                           DIVISION         DIVISION          DIVISION
                                                       ----------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                         $       (20,052)  $        (6,112)  $        (11,975)
  Net realized gain (loss) on sales of investments            (488,040)          (35,463)          (361,388)
  Change in net unrealized appreciation
    (depreciation) during the period                           (64,968)         (105,723)           (21,537)
                                                       ----------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                   (573,060)         (147,298)          (394,900)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                        158,746            56,493              4,802
    Contract terminations and benefits                        (259,368)           (8,613)          (214,520)
    Net transfers among investment options                     428,839           (50,923)           588,265
    Contract maintenance charges                                  (316)             (163)              (163)
                                                       ----------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                           327,901            (3,206)           378,384
                                                       ----------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                             (245,159)         (150,504)           (16,516)

Net assets, beginning of year                                1,024,012           441,540            411,116
                                                       ----------------------------------------------------

NET ASSETS, END OF YEAR                                $       778,853   $       291,036   $        394,600
                                                       ====================================================

UNIT TRANSACTIONS
    Units purchased                                             22,590             8,249                676
    Units redeemed                                             (34,744)           (1,182)           (29,743)
    Units transferred                                           26,928            (8,158)            48,311
                                                       ----------------------------------------------------
Net increase (decrease) in units                                14,774            (1,091)            19,244
                                                       ====================================================

                                                                   SERVICE CLASS
                                                       -----------------------------------------------------------
                                                              MFS NEW
                                                             DISCOVERY            MFS CAPITAL       MFS CAPITAL
                                                       (GRANDMASTER FLEX3(TM))   OPPORTUNITIES     OPPORTUNITIES
                                                              DIVISION          (IQ ANNUITY(TM)) (ANNUICHOICE(TM))
                                                              -MAY 21*-             DIVISION          DIVISION
                                                       -----------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                         $                  (77)  $       (28,178)  $         (4,316)
  Net realized gain (loss) on sales of investments                          -          (708,619)           (48,104)
  Change in net unrealized appreciation
    (depreciation) during the period                                     (296)          (63,137)           (51,842)
                                                       -----------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                              (373)         (799,934)          (104,262)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                                11,875           157,958             95,414
    Contract terminations and benefits                                      -          (121,333)            (5,247)
    Net transfers among investment options                              1,292          (412,514)           (36,549)
    Contract maintenance charges                                            -              (624)              (123)
                                                       -----------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                                   13,167          (376,513)            53,495
                                                       -----------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                                      12,794        (1,176,447)           (50,767)

Net assets, beginning of year                                               -         2,488,200            244,979
                                                       -----------------------------------------------------------

NET ASSETS, END OF YEAR                                $               12,794   $     1,311,753   $        194,212
                                                       ===========================================================

UNIT TRANSACTIONS
    Units purchased                                                     1,516            26,492             14,080
    Units redeemed                                                                      (20,026)            (1,000)
    Units transferred                                                     163           (87,839)            (8,343)
                                                       -----------------------------------------------------------
Net increase (decrease) in units                                        1,679           (81,373)             4,737
                                                       ===========================================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                               SERVICE CLASS
                                                       -------------------------------------------------------------
                                                                                MFS CAPITAL
                                                          MFS CAPITAL          OPPORTUNITIES
                                                         OPPORTUNITIES     (GRANDMASTER FLEX3(TM))  MFS TOTAL RETURN
                                                       (GRANDMASTER(TM))          DIVISION          (IQ ANNUITY(TM))
                                                           DIVISION               -MAY 21*-             DIVISION
                                                       -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                         $         (14,386)  $                  (57)  $         63,310
  Net realized gain (loss) on sales of investments              (278,229)                     690           (208,864)
  Change in net unrealized appreciation
    (depreciation) during the period                            (148,145)                  (1,307)          (168,987)
                                                       -------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                     (440,760)                    (674)          (314,541)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                            1,114                   23,549          1,118,511
    Contract terminations and benefits                          (185,848)                       -           (616,243)
    Net transfers among investment options                      (258,729)                  18,039            633,997
    Contract maintenance charges                                    (188)                       -             (1,371)
                                                       -------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                            (443,651)                  41,588          1,134,894
                                                       -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                               (884,411)                  40,914            820,353

Net assets, beginning of year                                  1,539,810                        -          2,887,214
                                                       -------------------------------------------------------------

NET ASSETS, END OF YEAR                                $         655,399   $               40,914   $      3,707,567
                                                       =============================================================

UNIT TRANSACTIONS
    Units purchased                                                  183                    3,088            105,136
    Units redeemed                                               (27,327)                                    (58,935)
    Units transferred                                            (46,789)                   2,360             52,234
                                                       -------------------------------------------------------------
Net increase (decrease) in units                                 (73,933)                   5,448             98,435
                                                       =============================================================

                                                                             SERVICE CLASS
                                                       ------------------------------------------------------------
                                                            MFS TOTAL        MFS TOTAL          MFS TOTAL RETURN
                                                             RETURN            RETURN        (GRANDMASTER FLEX3(TM))
                                                       (ANNUICHOICE(TM))  (GRANDMASTER(TM))         DIVISION
                                                            DIVISION          DIVISION             -MAY 21*-
                                                       ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                         $          28,928   $       120,243   $               (1,644)
  Net realized gain (loss) on sales of investments               (66,703)         (700,639)                     (69)
  Change in net unrealized appreciation
    (depreciation) during the period                            (157,714)            2,701                   20,334
                                                       ------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                     (195,489)         (577,695)                  18,621

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                          642,150            57,082                  375,279
    Contract terminations and benefits                          (254,732)         (558,920)                     (34)
    Net transfers among investment options                     1,066,919         5,228,251                   37,796
    Contract maintenance charges                                    (736)           (1,528)                       -
                                                       ------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                           1,453,601         4,724,885                  413,041
                                                       ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                              1,258,112         4,147,190                  431,662

Net assets, beginning of year                                  1,773,298         1,557,540                        -
                                                       ------------------------------------------------------------

NET ASSETS, END OF YEAR                                $       3,031,410   $     5,704,730   $              431,662
                                                       ============================================================

UNIT TRANSACTIONS
    Units purchased                                               67,011             6,000                   42,959
    Units redeemed                                               (28,417)          (60,652)                      (4)
    Units transferred                                            108,274           518,151                    4,067
                                                       ------------------------------------------------------------
Net increase (decrease) in units                                 146,868           463,499                   47,022
                                                       ============================================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                    SERVICE CLASS
                                                    ------------------------------------------------------------------------------
                                                                                              MFS RESEARCH       MFS RESEARCH
                                                        MFS RESEARCH       MFS RESEARCH        (IQ3(TM))   (GRANDMASTER FLEX3(TM))
                                                     (ANNUICHOICE(TM))  (GRANDMASTER(TM))       DIVISION           DIVISION
                                                          DIVISION           DIVISION           -MAY 7*-          -MAY 21*-
                                                    ------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                      $         (4,730)  $           (856)  $             (7) $                 (396)
  Net realized gain (loss) on sales of investments           (16,530)           (23,157)                 -                     (76)
  Change in net unrealized appreciation
    (depreciation) during the period                         (67,193)               606               (192)                 (3,575)
                                                    ------------------------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                  (88,453)           (23,407)              (199)                 (4,047)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                       35,395                200              9,552                  40,263
    Contract terminations and benefits                        (9,000)            (2,329)                 -                       -
    Net transfers among investment options                    77,140             13,849                  3                  44,954
    Contract maintenance charges                                 (79)               (11)                 -                       -
                                                    ------------------------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                         103,456             11,709              9,555                  85,217
                                                    ------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                             15,003            (11,698)             9,356                  81,170

Net assets, beginning of year                                242,468             42,566                  -                       -
                                                    ------------------------------------------------------------------------------

NET ASSETS, END OF YEAR                             $        257,471   $         30,868   $          9,356  $               81,170
                                                    ==============================================================================

UNIT TRANSACTIONS

    Units purchased                                            4,733                 27              1,148                   4,625
    Units redeemed                                            (1,457)              (291)                 -                     (13)
    Units transferred                                         10,415                148                  -                   5,715
                                                    ------------------------------------------------------------------------------
Net increase (decrease) in units                              13,691               (116)             1,148                  10,327
                                                    ==============================================================================

                                                                 SERVICE CLASS 2
                                                     -------------------------------------
                                                         VIP MONEY          VIP MONEY
                                                          MARKET             MARKET
                                                      (IQ ANNUITY(TM))  (ANNUICHOICE(TM))
                                                          DIVISION           DIVISION
                                                     -------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $        (64,296)  $          (26,827)
  Net realized gain (loss) on sales of investments                  -                    -
  Change in net unrealized appreciation
    (depreciation) during the period                              (80)                 120
                                                     -------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                   (64,376)             (26,707)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                    26,875,429            3,998,944
    Contract terminations and benefits                    (26,975,502)          (1,384,534)
    Net transfers among investment options                  1,158,557           (3,155,939)
    Contract maintenance charges                               (3,429)              (1,758)
                                                     -------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                        1,055,055             (543,287)
                                                     -------------------------------------
INCREASE (DECREASE) IN NET ASSETS                             990,679             (569,994)

Net assets, beginning of year                              20,848,488            7,974,842
                                                     -------------------------------------

NET ASSETS, END OF YEAR                              $     21,839,167   $        7,404,848
                                                     =====================================

UNIT TRANSACTIONS

    Units purchased                                         2,661,448              392,698
    Units redeemed                                         (2,668,712)            (134,770)
    Units transferred                                         105,254             (316,983)
                                                     -------------------------------------
Net increase (decrease) in units                               97,990              (59,055)
                                                     =====================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                              SERVICE CLASS 2
                                                     ------------------------------------------------------------
                                                        VIP MONEY MARKET      VIP HIGH INCOME   VIP HIGH INCOME
                                                     (GRANDMASTER FLEX3(TM)) (IQ ANNUITY(TM))  (ANNUICHOICE(TM))
                                                            DIVISION              DIVISION          DIVISION
                                                     ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $                 (462)  $         86,971   $         64,354
  Net realized gain (loss) on sales of investments                        -             82,137           (112,868)
  Change in net unrealized appreciation
    (depreciation) during the period                                      -             39,034             79,841
                                                     ------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                            (462)           208,142             31,327

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                             975,991            615,530            264,435
    Contract terminations and benefits                               (8,594)           (26,525)           (65,227)
    Net transfers among investment options                         (420,552)          (654,179)           416,103
    Contract maintenance charges                                          -               (118)              (213)
                                                     ------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                                546,845            (65,292)           615,098
                                                     ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                                   546,383            142,850            646,425

Net assets, beginning of year                                             -            894,864            580,524
                                                     ------------------------------------------------------------

NET ASSETS, END OF YEAR                              $              546,383   $      1,037,714   $      1,226,949
                                                     ============================================================

UNIT TRANSACTIONS
    Units purchased                                                  97,725             68,110             33,040
    Units redeemed                                                     (861)            (3,009)            (8,337)
    Units transferred                                               (42,171)           (51,256)            51,902
                                                     ------------------------------------------------------------
Net increase (decrease) in units                                     54,693             13,845             76,605
                                                     ============================================================

                                                                        SERVICE CLASS 2
                                                     ------------------------------------------------------------
                                                                                             VIP EQUITY-INCOME
                                                     VIP EQUITY-INCOME VIP EQUITY-INCOME   (GRANDMASTER FLEX3(TM))
                                                      (IQ ANNUITY(TM)) (ANNUICHOICE(TM))          DIVISION
                                                         DIVISION          DIVISION               -MAY 21*-
                                                     -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         23,230   $          15,499   $               (1,778)
  Net realized gain (loss) on sales of investments           (472,908)           (107,303)                      20
  Change in net unrealized appreciation
    (depreciation) during the period                          (32,108)           (187,915)                  40,858
                                                     -------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                  (481,786)           (279,719)                  39,100

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                       732,036           1,012,707                  400,084
    Contract terminations and benefits                       (347,923)           (104,382)                  (3,316)
    Net transfers among investment options                    934,327             679,740                   89,521
    Contract maintenance charges                                 (367)               (559)                       -
                                                     -------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                        1,318,073           1,587,506                  486,289
                                                     -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                             836,287           1,307,787                  525,389

Net assets, beginning of year                               1,324,400           1,097,362                        -
                                                     -------------------------------------------------------------

NET ASSETS, END OF YEAR                              $      2,160,687   $       2,405,149   $              525,389
                                                     =============================================================

UNIT TRANSACTIONS
    Units purchased                                            88,185             132,017                   54,125
    Units redeemed                                            (40,849)            (12,547)                    (405)
    Units transferred                                          93,544              76,022                   11,384
                                                     -------------------------------------------------------------
Net increase (decrease) in units                              140,880             195,492                   65,104
                                                     =============================================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                         SERVICE CLASS 2
                                                     -------------------------------------------------------------
                                                                                                 VIP GROWTH
                                                        VIP GROWTH         VIP GROWTH      (GRANDMASTER FLEX3(TM))
                                                     (IQ ANNUITY(TM))   (ANNUICHOICE(TM))         DIVISION
                                                         DIVISION           DIVISION              -MAY 21*-
                                                     -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         (5,805)  $         (9,529)  $                  (486)
  Net realized gain (loss) on sales of investments           (280,075)          (267,807)                      (10)
  Change in net unrealized appreciation
    (depreciation) during the period                           11,956              8,831                    (1,799)
                                                     -------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                  (273,924)          (268,505)                   (2,295)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                       339,064            219,775                    64,183
    Contract terminations and benefits                        (61,655)           (43,479)                   (3,918)
    Net transfers among investment options                    227,864            157,456                    93,369
    Contract maintenance charges                                 (144)              (248)                        -
                                                     -------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                          505,129            333,504                   153,634
                                                     -------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS                             231,205             64,999                   151,339

Net assets, beginning of year                                 217,268            593,370                         -
                                                     -------------------------------------------------------------

NET ASSETS, END OF YEAR                              $        448,473   $        658,369   $               151,339
                                                     =============================================================

UNIT TRANSACTIONS
    Units purchased                                            45,487             35,897                     8,383
    Units redeemed                                            (10,026)            (8,515)                     (506)
    Units transferred                                          15,873             18,152                    12,437
                                                     -------------------------------------------------------------
Net increase (decrease) in units                               51,334             45,534                    20,314
                                                     =============================================================

                                                                       SERVICE CLASS 2
                                                     ------------------------------------------------------
                                                                                            VIP INVESTMENT
                                                       VIP OVERSEAS       VIP OVERSEAS        GRADE BOND
                                                     (IQ ANNUITY(TM))   (ANNUICHOICE(TM))  (IQ ANNUITY(TM))
                                                         DIVISION           DIVISION           DIVISION
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $        (12,389)  $           (904)  $         31,104
  Net realized gain (loss) on sales of investments            635,477              1,430             29,796
  Change in net unrealized appreciation
    (depreciation) during the period                           (3,074)             2,437            294,562
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                   620,014              2,963            355,462

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                        82,592             49,473          3,899,651
    Contract terminations and benefits                        (12,354)           (14,288)          (917,421)
    Net transfers among investment options                   (532,544)           (72,497)         1,420,302
    Contract maintenance charges                                  (33)               (47)              (570)
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                         (462,339)           (37,359)         4,401,962
                                                     ------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS                             157,675            (34,396)         4,757,424

Net assets, beginning of year                                  62,302            103,491          1,561,214
                                                     ------------------------------------------------------

NET ASSETS, END OF YEAR                              $        219,977   $         69,095   $      6,318,638
                                                     ======================================================

UNIT TRANSACTIONS
    Units purchased                                            11,126              6,365            361,229
    Units redeemed                                             (1,704)            (1,986)           (84,867)
    Units transferred                                          17,746             (6,419)           133,892
                                                     ------------------------------------------------------
Net increase (decrease) in units                               27,168             (2,040)           410,254
                                                     ======================================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                  SERVICE CLASS 2
                                                     -------------------------------------------------------------------------
                                                      VIP INVESTMENT
                                                        GRADE BOND      VIP ASSET MANAGER  VIP ASSET MANAGER   VIP INDEX 500
                                                     (ANNUICHOICE(TM))  (IQ ANNUITY(TM))   (ANNUICHOICE(TM))  (IQ ANNUITY(TM))
                                                         DIVISION           DIVISION           DIVISION           DIVISION
                                                     -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         37,657   $          6,074   $          3,276   $        (12,052)
  Net realized gain (loss) on sales of investments             44,175            (68,468)           (23,302)            14,767
  Change in net unrealized appreciation
    (depreciation) during the period                          434,905            (20,979)           (17,877)           (70,021)
                                                     -------------------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                   516,737            (83,373)           (37,903)           (67,306)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                       787,873            113,795             75,349            522,690
    Contract terminations and benefits                       (434,539)           (83,226)            (7,345)          (201,110)
    Net transfers among investment options                  4,918,611            252,234            159,480          1,402,898
    Contract maintenance charges                               (1,123)               (64)               (79)              (386)
                                                     -------------------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                        5,270,822            282,739            227,405          1,724,092
                                                     -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                           5,787,559            199,366            189,502          1,656,786

Net assets, beginning of year                               3,214,918            298,744            211,588            617,430
                                                     -------------------------------------------------------------------------

NET ASSETS, END OF YEAR                              $      9,002,477   $        498,110   $        401,090   $      2,274,216
                                                     =========================================================================

UNIT TRANSACTIONS
    Units purchased                                            72,526             12,359              8,515             66,904
    Units redeemed                                            (39,745)            (9,711)              (855)           (26,366)
    Units transferred                                         441,912             23,876             17,114            216,945
                                                     -------------------------------------------------------------------------
Net increase (decrease) in units                              474,693             26,524             24,774            257,483
                                                     =========================================================================

                                                                        SERVICE CLASS 2
                                                     ------------------------------------------------------
                                                                           VIP ASSET          VIP ASSET
                                                      VIP INDEX 500     MANAGER: GROWTH    MANAGER: GROWTH
                                                     (ANNUICHOICE(TM))  (IQ ANNUITY(TM))  (ANNUICHOICE(TM))
                                                         DIVISION           DIVISION           DIVISION
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         (5,402)  $           (265)  $          1,322
  Net realized gain (loss) on sales of investments           (320,362)            (3,663)           (15,630)
  Change in net unrealized appreciation
    (depreciation) during the period                         (136,859)           (13,654)            (9,525)
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                  (462,623)           (17,582)           (23,833)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                       234,362             52,126              4,354
    Contract terminations and benefits                       (127,249)           (21,857)           (23,930)
    Net transfers among investment options                     24,782             47,375             54,538
    Contract maintenance charges                                 (603)               (34)               (39)
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                          131,292             77,610             34,923
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                            (331,331)            60,028             11,090

Net assets, beginning of year                               2,106,997             45,915            107,889
                                                     ------------------------------------------------------

NET ASSETS, END OF YEAR                              $      1,775,666   $        105,943   $        118,979
                                                     ======================================================

UNIT TRANSACTIONS
    Units purchased                                            30,878              5,927                526
    Units redeemed                                            (18,179)            (2,674)            (3,430)
    Units transferred                                          11,765              5,501              6,788
                                                     ------------------------------------------------------
Net increase (decrease) in units                               24,464              8,754              3,884
                                                     ======================================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                 SERVICE CLASS 2
                                                     -------------------------------------------------------------------------
                                                       VIP BALANCED       VIP BALANCED      VIP CONTRAFUND     VIP CONTRAFUND
                                                     (IQ ANNUITY(TM))   (ANNUICHOICE(TM))  (IQ ANNUITY(TM))  (ANNUICHOICE(TM))
                                                         DIVISION           DIVISION           DIVISION           DIVISION
                                                     -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $            422   $         18,775   $        (11,694)  $        (11,439)
  Net realized gain (loss) on sales of investments            (52,613)           (86,241)             1,203            (51,661)
  Change in net unrealized appreciation
    (depreciation) during the period                          (51,163)          (138,600)          (125,324)           (73,781)
                                                     -------------------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                  (103,354)          (206,066)          (135,815)          (136,881)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                       426,316             32,884            632,689            199,620
    Contract terminations and benefits                       (333,160)          (130,401)          (105,318)           (37,757)
    Net transfers among investment options                    495,058             43,397            618,352            669,177
    Contract maintenance charges                                 (162)              (499)              (341)              (408)
                                                     -------------------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                          588,052            (54,619)         1,145,382            830,632
                                                     -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                             484,698           (260,685)         1,009,567            693,751

Net assets, beginning of year                                 352,246          1,629,110            533,194            778,311
                                                     -------------------------------------------------------------------------

NET ASSETS, END OF YEAR                              $        836,944   $      1,368,425   $      1,542,761   $      1,472,062
                                                     =========================================================================

UNIT TRANSACTIONS
    Units purchased                                            44,700              3,692             68,336             23,866
    Units redeemed                                            (37,978)           (16,225)           (12,239)            (4,633)
    Units transferred                                          53,054                874             69,109             77,022
                                                     -------------------------------------------------------------------------
Net increase (decrease) in units                               59,776            (11,659)           125,206             96,255
                                                     =========================================================================

                                                                              SERVICE CLASS 2
                                                     ------------------------------------------------------------
                                                         VIP CONTRAFUND         VIP GROWTH          VIP GROWTH
                                                     (GRANDMASTER FLEX3(TM))   OPPORTUNITIES      OPPORTUNITIES
                                                            DIVISION          (IQ ANNUITY(TM))   (ANNUICHOICE(TM))
                                                            -MAY 21*-             DIVISION           DIVISION
                                                     ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $               (1,413)  $           (496)  $           (936)
  Net realized gain (loss) on sales of investments                     (999)           (10,033)            (9,246)
  Change in net unrealized appreciation
    (depreciation) during the period                                  1,002            (11,747)           (11,292)
                                                     ------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                          (1,410)           (22,276)           (21,474)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                             214,847             21,035             49,103
    Contract terminations and benefits                               (2,178)           (48,287)           (15,018)
    Net transfers among investment options                          327,667             (8,687)            65,208
    Contract maintenance charges                                          -                (18)               (38)
                                                     ------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                                540,336            (35,957)            99,255
                                                     ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                                   538,926            (58,233)            77,781

Net assets, beginning of year                                             -             96,604             62,576
                                                     ------------------------------------------------------------

NET ASSETS, END OF YEAR                              $              538,926   $         38,371   $        140,357
                                                     ============================================================

UNIT TRANSACTIONS
    Units purchased                                                  25,021              2,392              6,687
    Units redeemed                                                     (252)            (6,527)            (2,140)
    Units transferred                                                37,824             (1,038)             8,240
                                                     ------------------------------------------------------------
Net increase (decrease) in units                                     62,593             (5,173)            12,787
                                                     ============================================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                               SERVICE CLASS 2
                                                     ------------------------------------------------------------
                                                           VIP GROWTH
                                                         OPPORTUNITIES          VIP GROWTH &       VIP GROWTH &
                                                     (GRANDMASTER FLEX3(TM))       INCOME             INCOME
                                                            DIVISION          (IQ ANNUITY(TM))  (ANNUICHOICE(TM))
                                                           -MAY 21*-              DIVISION           DIVISION
                                                     ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $                   (8)  $         (4,580)  $         (2,483)
  Net realized gain (loss) on sales of investments                       (1)           (35,244)           (30,780)
  Change in net unrealized appreciation
    (depreciation) during the period                                   (106)          (109,844)           (78,734)
                                                     ------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                            (115)          (149,668)          (111,997)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                               1,074            314,804            268,004
    Contract terminations and benefits                                    -            (77,076)           (29,054)
    Net transfers among investment options                              (10)           701,784            206,102
    Contract maintenance charges                                          -               (202)              (229)
                                                     ------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                                  1,064            939,310            444,823
                                                     ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                                       949            789,642            332,826

Net assets, beginning of year                                             -            299,163            469,898
                                                     ------------------------------------------------------------

NET ASSETS, END OF YEAR                              $                  949   $      1,088,805   $        802,724
                                                     ============================================================

UNIT TRANSACTIONS
    Units purchased                                                     118             35,889             34,387
    Units redeemed                                                        -             (9,660)            (4,169)
    Units transferred                                                    (1)            82,638             25,404
                                                     ------------------------------------------------------------
Net increase (decrease) in units                                        117            108,867             55,622
                                                     ============================================================

                                                                              SERVICE CLASS 2
                                                     ------------------------------------------------------------
                                                          VIP GROWTH &
                                                             INCOME
                                                     (GRANDMASTER FLEX3(TM))    VIP MID CAP        VIP MID CAP
                                                            DIVISION          (IQ ANNUITY(TM))  (ANNUICHOICE(TM))
                                                           -MAY 21*-              DIVISION           DIVISION
                                                     ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $                 (255)  $        (19,475)  $        (20,115)
  Net realized gain (loss) on sales of investments                       23           (536,727)          (324,549)
  Change in net unrealized appreciation
    (depreciation) during the period                                   (908)            (9,087)           (59,475)
                                                     ------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                          (1,140)          (565,289)          (404,139)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                              17,513            418,836            290,081
    Contract terminations and benefits                               (2,231)          (268,287)          (226,441)
    Net transfers among investment options                           56,722          2,149,506          1,080,538
    Contract maintenance charges                                          -               (210)              (698)
                                                     ------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                                 72,004          2,299,845          1,143,480
                                                     ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                                    70,864          1,734,556            739,341

Net assets, beginning of year                                             -            472,049          1,620,705
                                                     ------------------------------------------------------------

NET ASSETS, END OF YEAR                              $               70,864   $      2,206,605   $      2,360,046
                                                     ============================================================

UNIT TRANSACTIONS
    Units purchased                                                   1,966             42,765             29,974
    Units redeemed                                                     (255)           (27,449)           (25,718)
    Units transferred                                                 6,453            178,839             96,638
                                                     ------------------------------------------------------------
Net increase (decrease) in units                                      8,164            194,155            100,894
                                                     ============================================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                       SERVICE CLASS 2
                                                    ------------------------------------------------------------------------------
                                                                                                 VIP DYNAMIC        VIP DYNAMIC
                                                         VIP MID CAP          VIP AGGRESSIVE       CAPITAL            CAPITAL
                                                    (GRANDMASTER FLEX3(TM))       GROWTH         APPRECIATION       APPRECIATION
                                                           DIVISION          (IQ ANNUITY(TM))  (IQ ANNUITY(TM))  (ANNUICHOICE(TM))
                                                          -MAY 21*-              DIVISION          DIVISION           DIVISION
                                                    ------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                      $                 (300)  $           (611) $            (93)  $           (463)
  Net realized gain (loss) on sales of investments                    (216)           (12,649)              127                845
  Change in net unrealized appreciation
    (depreciation) during the period                                   487             (6,952)           (1,222)            (2,616)
                                                    ------------------------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                            (29)           (20,212)           (1,188)            (2,234)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                             40,323              5,460               200                  -
    Contract terminations and benefits                              (1,641)            (4,014)                -                  -
    Net transfers among investment options                          37,056              3,279             7,249             (6,534)
    Contract maintenance charges                                         -                 (9)               (7)               (36)
                                                    ------------------------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                                75,738              4,716             7,442             (6,570)
                                                    ------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                                   75,709            (15,496)            6,254             (8,804)

Net assets, beginning of year                                            -             35,400             1,683             30,567
                                                    ------------------------------------------------------------------------------

NET ASSETS, END OF YEAR                             $               75,709   $         19,904  $          7,937   $         21,763
                                                    ==============================================================================

UNIT TRANSACTIONS
    Units purchased                                                  4,728                614                21                  -
    Units redeemed                                                    (198)              (417)               (1)                (4)
    Units transferred                                                4,419             (1,033)              756               (696)
                                                    ------------------------------------------------------------------------------
Net increase (decrease) in units                                     8,949               (836)              776               (700)
                                                    ==============================================================================

                                                               SERVICE SHARES
                                                     -----------------------------------
                                                       JANUS ASPEN        JANUS ASPEN
                                                          GROWTH             GROWTH
                                                     (IQ ANNUITY(TM))  (ANNUICHOICE(TM))
                                                         DIVISION           DIVISION
                                                     -----------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $        (13,894)  $        (13,908)
  Net realized gain (loss) on sales of investments           (361,982)            (8,535)
  Change in net unrealized appreciation
    (depreciation) during the period                           52,625           (232,841)
                                                     -----------------------------------
Net increase (decrease) in net assets
  resulting from operations                                  (323,251)          (255,284)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                       118,756             62,995
    Contract terminations and benefits                        (61,482)          (100,227)
    Net transfers among investment options                   (351,968)          (156,096)
    Contract maintenance charges                                 (471)              (286)
                                                     -----------------------------------
Net increase (decrease) in net assets
  from contract related transactions                         (295,165)          (193,614)
                                                     -----------------------------------
INCREASE (DECREASE) IN NET ASSETS                            (618,416)          (448,898)

Net assets, beginning of year                               1,237,215            977,019
                                                     -----------------------------------

NET ASSETS, END OF YEAR                              $        618,799   $        528,121
                                                     ===================================

UNIT TRANSACTIONS
    Units purchased                                            21,533             11,943
    Units redeemed                                            (11,321)           (17,409)
    Units transferred                                         (68,906)           (30,897)
                                                     -----------------------------------
Net increase (decrease) in units                              (58,694)           (36,363)
                                                     ===================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                             SERVICE SHARES
                                                     ------------------------------------------------------------
                                                                             JANUS ASPEN
                                                       JANUS ASPEN              GROWTH             JANUS ASPEN
                                                          GROWTH       (GRANDMASTER FLEX3(TM))  AGGRESSIVE GROWTH
                                                     (GRANDMASTER(TM))         DIVISION          (IQ ANNUITY(TM))
                                                         DIVISION             -MAY 21*-              DIVISION
                                                     ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         (1,334)  $                 (269)  $        (10,563)
  Net realized gain (loss) on sales of investments            (42,735)                  (1,359)          (265,503)
  Change in net unrealized appreciation
    (depreciation) during the period                            8,559                   (3,073)           (15,379)
                                                     ------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                   (35,510)                  (4,701)          (291,445)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                         6,077                   16,880             44,945
    Contract terminations and benefits                        (15,490)                       -            (44,789)
    Net transfers among investment options                     73,141                   23,107           (123,868)
    Contract maintenance charges                                  (20)                       -               (324)
                                                     ------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                           63,708                   39,987           (124,036)
                                                     ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                              28,198                   35,286           (415,481)

Net assets, beginning of year                                  71,791                        -            965,241
                                                     ------------------------------------------------------------

NET ASSETS, END OF YEAR                              $         99,989   $               35,286   $        549,760
                                                     ============================================================

UNIT TRANSACTIONS
    Units purchased                                               991                    1,737             12,287
    Units redeemed                                             (2,406)                                    (12,200)
    Units transferred                                           9,858                    2,912            (41,284)
                                                     ------------------------------------------------------------
Net increase (decrease) in units                                8,443                    4,649            (41,197)
                                                     ============================================================

                                                                                SERVICE SHARES
                                                     ------------------------------------------------------------
                                                                                                JANUS ASPEN
                                                       JANUS ASPEN        JANUS ASPEN        AGGRESSIVE GROWTH
                                                     AGGRESSIVE GROWTH  AGGRESSIVE GROWTH (GRANDMASTER FLEX3(TM))
                                                     (ANNUICHOICE(TM))  (GRANDMASTER(TM))         DIVISION
                                                         DIVISION           DIVISION             -MAY 21*-
                                                     ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         (5,111)  $           (902)  $                  (50)
  Net realized gain (loss) on sales of investments            (16,242)           (17,479)                     (10)
  Change in net unrealized appreciation
    (depreciation) during the period                          (66,097)               (29)                    (586)
                                                     ------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                   (87,450)           (18,410)                    (646)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                        70,035                  -                    6,432
    Contract terminations and benefits                         (9,616)            (7,794)                      (7)
    Net transfers among investment options                     (6,563)           143,126                    6,443
    Contract maintenance charges                                 (103)               (26)                       -
                                                     ------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                           53,753            135,306                   12,868
                                                     ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                             (33,697)           116,896                   12,222

Net assets, beginning of year                                 285,494             15,812                        -
                                                     ------------------------------------------------------------

NET ASSETS, END OF YEAR                              $        251,797   $        132,708   $               12,222
                                                     ============================================================

UNIT TRANSACTIONS
    Units purchased                                            17,136                  -                      730
    Units redeemed                                             (2,268)            (1,116)                       -
    Units transferred                                          (2,542)            20,937                      792
                                                     ------------------------------------------------------------
Net increase (decrease) in units                               12,326             19,821                    1,522
                                                     ============================================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                        SERVICE SHARES
                                                     ------------------------------------------------------
                                                       JANUS ASPEN        JANUS ASPEN        JANUS ASPEN
                                                         CAPITAL            CAPITAL            CAPITAL
                                                       APPRECIATION       APPRECIATION       APPRECIATION
                                                     (IQ ANNUITY(TM))  (ANNUICHOICE(TM))  (GRANDMASTER(TM))
                                                         DIVISION           DIVISION           DIVISION
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $        (18,534)  $         (9,163)  $         (4,027)
  Net realized gain (loss) on sales of investments           (262,413)           (63,899)           (96,311)
  Change in net unrealized appreciation
    (depreciation) during the period                          (49,369)           (59,220)            (6,988)
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                  (330,316)          (132,282)          (107,326)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                       195,012            141,246              3,034
    Contract terminations and benefits                       (153,808)           (83,667)           (82,693)
    Net transfers among investment options                   (283,742)            67,011             67,353
    Contract maintenance charges                                 (679)              (161)              (181)
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                         (243,217)           124,429            (12,487)
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                            (573,533)            (7,853)          (119,813)

Net assets, beginning of year                               1,804,371            611,919            390,644
                                                     ------------------------------------------------------

NET ASSETS, END OF YEAR                              $      1,230,838   $        604,066   $        270,831
                                                     ======================================================

UNIT TRANSACTIONS
    Units purchased                                            30,316             19,821                413
    Units redeemed                                            (25,407)           (12,392)           (11,274)
    Units transferred                                         (51,238)             7,339              3,159
                                                     ------------------------------------------------------
Net increase (decrease) in units                              (46,329)            14,768             (7,702)
                                                     ======================================================

                                                                              SERVICE SHARES
                                                     ------------------------------------------------------------
                                                          JANUS ASPEN
                                                            CAPITAL
                                                          APPRECIATION        JANUS ASPEN CORE   JANUS ASPEN CORE
                                                     (GRANDMASTER FLEX3(TM))       EQUITY             EQUITY
                                                            DIVISION          (IQ ANNUITY(TM))  (ANNUICHOICE(TM))
                                                           -MAY 21*-              DIVISION           DIVISION
                                                     ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $                  (59)  $         (7,747)  $         (3,041)
  Net realized gain (loss) on sales of investments                       (4)           (82,540)           (13,842)
  Change in net unrealized appreciation
    (depreciation) during the period                                 (2,658)           (32,131)           (30,617)
                                                     ------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                          (2,721)          (122,418)           (47,500)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                               5,748            126,018             27,323
    Contract terminations and benefits                                    -           (107,020)           (80,031)
    Net transfers among investment options                          103,450            295,555             62,089
    Contract maintenance charges                                          -               (220)               (76)
                                                     ------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                                109,198            314,333              9,305
                                                     ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                                   106,477            191,915            (38,195)

Net assets, beginning of year                                             -            551,824            245,980
                                                     ------------------------------------------------------------

NET ASSETS, END OF YEAR                              $              106,477   $        743,739   $        207,785
                                                     ============================================================

UNIT TRANSACTIONS
    Units purchased                                                     629             16,199              3,516
    Units redeemed                                                       (3)           (13,985)            (9,677)
    Units transferred                                                11,712             42,100              7,450
                                                     ------------------------------------------------------------
Net increase (decrease) in units                                     12,338             44,314              1,289
                                                     ============================================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                          SERVICE SHARES
                                                     ------------------------------------------------------------
                                                                           JANUS ASPEN CORE        JANUS ASPEN
                                                     JANUS ASPEN CORE           EQUITY            INTERNATIONAL
                                                          EQUITY        (GRANDMASTER FLEX3(TM))       GROWTH
                                                     (GRANDMASTER(TM))         DIVISION          (IQ ANNUITY(TM))
                                                         DIVISION             -MAY 21*-              DIVISION
                                                     ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $           (368)  $                  (60)  $        (26,938)
  Net realized gain (loss) on sales of investments              1,176                       (2)           (53,901)
  Change in net unrealized appreciation
    (depreciation) during the period                           (5,765)                  (1,037)          (219,144)
                                                     ------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                    (4,957)                  (1,099)          (299,983)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                           200                    8,942            174,869
    Contract terminations and benefits                         (2,462)                      (5)          (262,416)
    Net transfers among investment options                     45,193                   27,960         (1,027,411)
    Contract maintenance charges                                  (32)                       -               (728)
                                                     ------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                           42,899                   36,897         (1,115,686)
                                                     ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                              37,942                   35,798         (1,415,669)

Net assets, beginning of year                                  23,820                        -          3,820,881
                                                     ------------------------------------------------------------

NET ASSETS, END OF YEAR                              $         61,762   $               35,798   $      2,405,212
                                                     ============================================================

UNIT TRANSACTIONS
    Units purchased                                                24                    1,078             31,712
    Units redeemed                                               (300)                       -            (45,671)
    Units transferred                                           6,070                    3,408            (66,678)
                                                     ------------------------------------------------------------
Net increase (decrease) in units                                5,794                    4,486            (80,637)
                                                     ============================================================

                                                                          SERVICE SHARES
                                                     ------------------------------------------------------------
                                                       JANUS ASPEN        JANUS ASPEN          JANUS ASPEN
                                                      INTERNATIONAL      INTERNATIONAL     INTERNATIONAL GROWTH
                                                          GROWTH             GROWTH       (GRANDMASTER FLEX3(TM))
                                                     (ANNUICHOICE(TM))  (GRANDMASTER(TM))         DIVISION
                                                         DIVISION           DIVISION             -MAY 21*-
                                                     ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         (2,232)  $           (816)  $                   13
  Net realized gain (loss) on sales of investments            (32,602)            (5,112)                     (16)
  Change in net unrealized appreciation
    (depreciation) during the period                           (5,686)            (7,585)                  (1,373)
                                                     ------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                   (40,520)           (13,513)                  (1,376)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                        85,418              7,444                    6,466
    Contract terminations and benefits                        (21,856)           (18,378)                       -
    Net transfers among investment options                    (55,509)          (177,811)                  35,436
    Contract maintenance charges                                 (117)                (9)                       -
                                                     ------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                            7,936           (188,754)                  41,902
                                                     ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                             (32,584)          (202,267)                  40,526

Net assets, beginning of year                                 232,503            249,351                        -
                                                     ------------------------------------------------------------

NET ASSETS, END OF YEAR                              $        199,919   $         47,084   $               40,526
                                                     ============================================================

UNIT TRANSACTIONS
    Units purchased                                            14,150                987                      710
    Units redeemed                                             (3,379)            (2,313)                       -
    Units transferred                                          (5,382)           (20,738)                   4,560
                                                     ------------------------------------------------------------
Net increase (decrease) in units                                5,389            (22,064)                   5,270
                                                     ============================================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                         SERVICE SHARES
                                                     ------------------------------------------------------
                                                       JANUS ASPEN        JANUS ASPEN        JANUS ASPEN
                                                     STRATEGIC VALUE    STRATEGIC VALUE    STRATEGIC VALUE
                                                     (IQ ANNUITY(TM))  (ANNUICHOICE(TM))  (GRANDMASTER(TM))
                                                         DIVISION           DIVISION           DIVISION
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         (9,834)  $        (16,232)  $        (14,966)
  Net realized gain (loss) on sales of investments            (73,896)          (142,494)          (136,134)
  Change in net unrealized appreciation
    (depreciation) during the period                         (104,448)          (146,290)          (196,603)
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                  (188,178)          (305,016)          (347,703)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                        93,329             36,952             11,813
    Contract terminations and benefits                       (113,785)           (64,071)          (206,168)
    Net transfers among investment options                     64,583           (262,067)            19,426
    Contract maintenance charges                                 (417)              (248)              (176)
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                           43,710           (289,434)          (175,105)
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                            (144,468)          (594,450)          (522,808)

Net assets, beginning of year                                 630,046          1,210,975          1,298,810
                                                     ------------------------------------------------------

NET ASSETS, END OF YEAR                              $        485,578   $        616,525   $        776,002
                                                     ======================================================

UNIT TRANSACTIONS
    Units purchased                                            12,233              4,489              1,462
    Units redeemed                                            (15,306)            (9,368)           (26,304)
    Units transferred                                           4,616            (41,575)            (5,192)
                                                     ------------------------------------------------------
Net increase (decrease) in units                                1,543            (46,454)           (30,034)
                                                     ======================================================

                                                                              SERVICE SHARES
                                                     ------------------------------------------------------------
                                                          JANUS ASPEN
                                                        STRATEGIC VALUE         JANUS ASPEN        JANUS ASPEN
                                                     (GRANDMASTER FLEX3(TM))      BALANCED           BALANCED
                                                           DIVISION          (ANNUICHOICE(TM))  (GRANDMASTER(TM))
                                                           -MAY 21*-              DIVISION           DIVISION
                                                     ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $                  (64)  $          6,390   $          3,679
  Net realized gain (loss) on sales of investments                       (4)           (42,033)           (22,373)
  Change in net unrealized appreciation
    (depreciation) during the period                                   (383)          (113,975)           (33,342)
                                                     ------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                            (451)          (149,618)           (52,036)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                               9,372            137,551             29,562
    Contract terminations and benefits                                   (5)          (138,898)           (97,610)
    Net transfers among investment options                            7,941            617,064            156,506
    Contract maintenance charges                                          -               (638)              (107)
                                                     ------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                                 17,308            615,079             88,351
                                                     ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                                    16,857            465,461             36,315

Net assets, beginning of year                                             -          1,404,456            572,813
                                                     ------------------------------------------------------------

NET ASSETS, END OF YEAR                              $               16,857   $      1,869,917   $        609,128
                                                     ============================================================

UNIT TRANSACTIONS
    Units purchased                                                   1,237             14,912              3,126
    Units redeemed                                                                     (15,570)           (10,786)
    Units transferred                                                 1,069             66,498             16,944
                                                     ------------------------------------------------------------
Net increase (decrease) in units                                      2,306             65,840              9,284
                                                     ============================================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                              SERVICE SHARES
                                                     ------------------------------------------------------------
                                                          JANUS ASPEN           JANUS ASPEN
                                                            BALANCED              BALANCED         JANUS ASPEN
                                                     (GRANDMASTER FLEX3(TM))     (IQ3(TM))       WORLDWIDE GROWTH
                                                            DIVISION              DIVISION      (ANNUICHOICE(TM))
                                                           -MAY 21*-              -MAY 7*-           DIVISION
                                                     ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $                  629   $            426   $         (6,549)
  Net realized gain (loss) on sales of investments                       89               (528)          (141,088)
  Change in net unrealized appreciation
    (depreciation) during the period                                 (1,094)              (932)           (26,455)
                                                     ------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                            (376)            (1,034)          (174,092)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                              25,305             58,119            155,585
    Contract terminations and benefits                               (3,864)               (45)           (27,683)
    Net transfers among investment options                           66,237             (7,743)            46,830
    Contract maintenance charges                                          -                  -               (196)
                                                     ------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                                 87,678             50,331            174,536
                                                     ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                                    87,302             49,297                444

Net assets, beginning of year                                             -                  -            539,885
                                                     ------------------------------------------------------------

NET ASSETS, END OF YEAR                              $               87,302   $         49,297   $        540,329
                                                     ============================================================

UNIT TRANSACTIONS
    Units purchased                                                   2,745              6,106             23,713
    Units redeemed                                                     (421)                (5)            (5,539)
    Units transferred                                                 7,155               (823)             8,348
                                                     ------------------------------------------------------------
Net increase (decrease) in units                                      9,479              5,278             26,522
                                                     ============================================================

                                                                             SERVICE SHARES
                                                     ------------------------------------------------------------
                                                                                                JANUS ASPEN
                                                       JANUS ASPEN        JANUS ASPEN         WORLDWIDE GROWTH
                                                     WORLDWIDE GROWTH   WORLDWIDE GROWTH  (GRANDMASTER FLEX3(TM))
                                                     (IQ ANNUITY(TM))   (GRANDMASTER(TM))         DIVISION
                                                         DIVISION           DIVISION             -MAY 21*-
                                                     ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         (2,662)  $            (81)  $                  144
  Net realized gain (loss) on sales of investments            (98,122)           (13,613)                      (7)
  Change in net unrealized appreciation
    (depreciation) during the period                          (17,034)            (9,012)                    (703)
                                                     ------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                  (117,818)           (22,706)                    (566)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                       233,020                283                    9,382
    Contract terminations and benefits                         (8,978)            (4,644)                     (15)
    Net transfers among investment options                    240,145            178,458                   41,743
    Contract maintenance charges                                  (24)               (39)                       -
                                                     ------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                          464,163            174,058                   51,110
                                                     ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                             346,345            151,352                   50,544

Net assets, beginning of year                                 115,633             50,351                        -
                                                     ------------------------------------------------------------

NET ASSETS, END OF YEAR                              $        461,978   $        201,703   $               50,544
                                                     ============================================================

UNIT TRANSACTIONS
    Units purchased                                            30,815                 41                    1,183
    Units redeemed                                             (1,311)              (635)                      (2)
    Units transferred                                          30,975             27,298                    5,324
                                                     ------------------------------------------------------------
Net increase (decrease) in units                               60,479             26,704                    6,505
                                                     ============================================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                        CLASS 1B SHARES
                                                     ------------------------------------------------------
                                                        PUTNAM VT          PUTNAM VT          PUTNAM VT
                                                     GROWTH & INCOME    GROWTH & INCOME    GROWTH & INCOME
                                                     (ANNUICHOICE(TM))  (IQ ANNUITY(TM))  (GRANDMASTER(TM))
                                                         DIVISION           DIVISION           DIVISION
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         10,076   $          3,106   $          2,762
  Net realized gain (loss) on sales of investments           (163,528)           (48,787)           (75,968)
  Change in net unrealized appreciation
    (depreciation) during the period                         (172,322)          (115,039)            (7,233)
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                  (325,774)          (160,720)           (80,439)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                        46,403             62,297             20,293
    Contract terminations and benefits                        (66,470)          (112,685)           (45,122)
    Net transfers among investment options                    (39,120)           601,754            281,407
    Contract maintenance charges                                 (396)              (125)              (102)
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                          (59,583)           551,241            256,476
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                            (385,357)           390,521            176,037

Net assets, beginning of year                               1,333,336            377,863            219,734
                                                     ------------------------------------------------------

NET ASSETS, END OF YEAR                              $        947,979   $        768,384   $        395,771
                                                     ======================================================

UNIT TRANSACTIONS
    Units purchased                                             5,368              7,186              2,287
    Units redeemed                                             (9,363)           (15,299)            (6,052)
    Units transferred                                         (12,004)            71,530             33,565
                                                     ------------------------------------------------------
Net increase (decrease) in units                              (15,999)            63,417             29,800
                                                     ======================================================

                                                                            CLASS 1B SHARES
                                                     ------------------------------------------------------------
                                                           PUTNAM VT             PUTNAM VT          PUTNAM VT
                                                        GROWTH & INCOME        INTERNATIONAL      INTERNATIONAL
                                                     (GRANDMASTER FLEX3(TM))       GROWTH             GROWTH
                                                            DIVISION          (ANNUICHOICE(TM))  (IQ ANNUITY(TM))
                                                           -MAY 21*-              DIVISION           DIVISION
                                                     ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $                 (168)  $         (3,038)  $         (7,862)
  Net realized gain (loss) on sales of investments                      (19)            (7,048)           303,177
  Change in net unrealized appreciation
    (depreciation) during the period                                   (342)                69             (5,773)
                                                     ------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                            (529)           (10,017)           289,542

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                              41,066            149,065            182,423
    Contract terminations and benefits                                    -             (3,107)        (1,019,471)
    Net transfers among investment options                            8,614            118,821          1,058,131
    Contract maintenance charges                                          -                (64)              (101)
                                                     ------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                                 49,680            264,715            220,982
                                                     ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                                    49,151            254,698            510,524

Net assets, beginning of year                                             -            142,306             27,587
                                                     ------------------------------------------------------------

NET ASSETS, END OF YEAR                              $               49,151   $        397,004   $        538,111
                                                     ============================================================

UNIT TRANSACTIONS
    Units purchased                                                   5,040             20,995             24,354
    Units redeemed                                                       (5)              (475)          (138,314)
    Units transferred                                                 1,048             22,181            184,703
                                                     ------------------------------------------------------------
Net increase (decrease) in units                                      6,083             42,701             70,743
                                                     ============================================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                            CLASS 1B SHARES
                                                     ------------------------------------------------------------
                                                        PUTNAM VT             PUTNAM VT
                                                      INTERNATIONAL      INTERNATIONAL GROWTH    PUTNAM VT SMALL
                                                          GROWTH        (GRANDMASTER FLEX3(TM))     CAP VALUE
                                                     (GRANDMASTER(TM))         DIVISION         (ANNUICHOICE(TM))
                                                         DIVISION             -MAY 21*-              DIVISION
                                                     ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         (3,469)  $                 (385)  $         (7,134)
  Net realized gain (loss) on sales of investments           (113,526)                     194            (61,030)
  Change in net unrealized appreciation
    (depreciation) during the period                           21,525                      988           (174,507)
                                                     ------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                   (95,470)                     797           (242,671)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                         6,217                   36,882            336,484
    Contract terminations and benefits                       (146,861)                    (878)           (30,013)
    Net transfers among investment options                    528,180                  113,068            432,702
    Contract maintenance charges                                 (139)                       -               (347)
                                                     ------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                          387,397                  149,072            738,826
                                                     ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                             291,927                  149,869            496,155

Net assets, beginning of year                                 193,750                        -            530,839
                                                     ------------------------------------------------------------

NET ASSETS, END OF YEAR                              $        485,677   $              149,869   $      1,026,994
                                                     ============================================================

UNIT TRANSACTIONS
    Units purchased                                               838                    4,687             31,644
    Units redeemed                                            (20,329)                    (116)            (3,435)
    Units transferred                                          65,331                   14,328             36,534
                                                     ------------------------------------------------------------
Net increase (decrease) in units                               45,840                   18,899             64,743
                                                     ============================================================

                                                                         CLASS 1B SHARES
                                                     ------------------------------------------------------------
                                                                                              PUTNAM VT SMALL
                                                     PUTNAM VT SMALL    PUTNAM VT SMALL          CAP VALUE
                                                        CAP VALUE          CAP VALUE      (GRANDMASTER FLEX3(TM))
                                                     (IQ ANNUITY(TM))  (GRANDMASTER(TM))         DIVISION
                                                         DIVISION           DIVISION             -MAY 21*-
                                                     ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         (4,501)  $        (35,377)  $                 (137)
  Net realized gain (loss) on sales of investments            (94,718)        (1,377,191)                     (23)
  Change in net unrealized appreciation
    (depreciation) during the period                         (170,465)          (521,145)                    (691)
                                                     ------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                  (269,684)        (1,933,713)                    (851)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                       434,615             38,136                   17,424
    Contract terminations and benefits                        (81,731)          (339,770)                       -
    Net transfers among investment options                    454,564          6,142,711                   21,508
    Contract maintenance charges                                 (205)            (1,416)                       -
                                                     ------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                          807,243          5,839,661                   38,932
                                                     ------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                             537,559          3,905,948                   38,081

Net assets, beginning of year                                 242,074            845,195                        -
                                                     ------------------------------------------------------------

NET ASSETS, END OF YEAR                              $        779,633   $      4,751,143   $               38,081
                                                     ============================================================

UNIT TRANSACTIONS
    Units purchased                                            43,444              3,737                    2,251
    Units redeemed                                             (9,346)           (34,541)                       -
    Units transferred                                          36,786            496,443                    2,923
                                                     ------------------------------------------------------------
Net increase (decrease) in units                               70,884            465,639                    5,174
                                                     ============================================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                         CLASS 1B SHARES
                                                     ------------------------------------------------------
                                                        PUTNAM VT          PUTNAM VT          PUTNAM VT
                                                        TECHNOLOGY         TECHNOLOGY         TECHNOLOGY
                                                     (ANNUICHOICE(TM))  (IQ ANNUITY(TM))  (GRANDMASTER(TM))
                                                         DIVISION           DIVISION           DIVISION
                                                        -MAY 1**-          -MAY 1**-          -MAY 1**-
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         (1,017)  $         (1,726)  $           (271)
  Net realized gain (loss) on sales of investments            (44,219)          (100,460)           (17,422)
  Change in net unrealized appreciation
    (depreciation) during the period                            2,813                 93              5,395
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                   (42,423)          (102,093)           (12,298)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                        12,061             25,708                 67
    Contract terminations and benefits                        (22,279)           (10,145)            (2,399)
    Net transfers among investment options                     25,225             47,273            (29,941)
    Contract maintenance charges                                  (19)                 -                (21)
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                           14,988             62,836            (32,294)
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                             (27,435)           (39,257)           (44,592)

Net assets, beginning of year                                  27,435             39,257             44,592
                                                     ------------------------------------------------------

NET ASSETS, END OF YEAR                              $              -   $              -   $              -
                                                     ======================================================

UNIT TRANSACTIONS
    Units purchased                                             1,555              3,247                  9
    Units redeemed                                             (3,037)            (1,426)              (351)
    Units transferred                                          (1,604)            (6,227)            (5,572)
                                                     ------------------------------------------------------
Net increase (decrease) in units                               (3,086)            (4,406)            (5,914)
                                                     ======================================================

                                                                        CLASS 1B SHARES
                                                     ------------------------------------------------------
                                                        PUTNAM VT          PUTNAM VT          PUTNAM VT
                                                        VOYAGER II         VOYAGER II         VOYAGER II
                                                     (ANNUICHOICE(TM)) (IQ ANNUITY(TM))   (GRANDMASTER(TM))
                                                         DIVISION           DIVISION           DIVISION
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $        (11,410)  $         (6,169)  $         (1,745)
  Net realized gain (loss) on sales of investments           (135,199)          (246,553)           (59,261)
  Change in net unrealized appreciation
    (depreciation) during the period                         (142,439)            (1,217)            (2,240)
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                  (289,048)          (253,939)           (63,246)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                        40,604             80,736              1,133
    Contract terminations and benefits                        (34,460)          (159,226)           (14,595)
    Net transfers among investment options                   (159,818)           396,172             51,525
    Contract maintenance charges                                 (269)               (49)               (12)
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                         (153,943)           317,633             38,051
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                            (442,991)            63,694            (25,195)

Net assets, beginning of year                                 995,373            105,194            103,858
                                                     ------------------------------------------------------

NET ASSETS, END OF YEAR                              $        552,382   $        168,888   $         78,663
                                                     ======================================================

UNIT TRANSACTIONS
    Units purchased                                             7,127             10,789                188
    Units redeemed                                             (6,810)           (23,361)            (2,182)
    Units transferred                                         (30,788)            29,275              3,127
                                                     ------------------------------------------------------
Net increase (decrease) in units                              (30,471)            16,703              1,133
                                                     ======================================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
* - 2002 close date for division.
Note:  Year ended unless otherwise noted.

                                                         CLASS 1B SHARES                            CLASS B
                                                     -----------------------   -------------------------------------------
                                                            PUTNAM VT            SCUDDER EAFE EQUITY   SCUDDER EAFE EQUITY
                                                           VOYAGER II                   INDEX                 INDEX
                                                     (GRANDMASTER FLEX3(TM))   (GRANDMASTER FLEX3(TM))      (IQ3(TM))
                                                            DIVISION                  DIVISION               DIVISION
                                                            -MAY 21*-                 -MAY 21*-              -MAY 7*-
                                                     -----------------------   -------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $                   (79)  $                    10   $           1,280
  Net realized gain (loss) on sales of investments                         -                         -              (8,721)
  Change in net unrealized appreciation
    (depreciation) during the period                                    (421)                      (64)             (3,103)
                                                     -----------------------   -------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                             (500)                      (54)            (10,544)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                               16,825                     1,098              87,892
    Contract terminations and benefits                                     -                         -                (183)
    Net transfers among investment options                                11                         1              97,768
    Contract maintenance charges                                           -                         -                   -
                                                     -----------------------   -------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                                  16,836                     1,099             185,477
                                                     -----------------------   -------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                                     16,336                     1,045             174,933

Net assets, beginning of year                                              -                         -                   -
                                                     -----------------------   -------------------------------------------

NET ASSETS, END OF YEAR                              $                16,336   $                 1,045   $         174,933
                                                     =======================   ===========================================

UNIT TRANSACTIONS
    Units purchased                                                    2,181                       137               9,186
    Units redeemed                                                         -                         -                 (24)
    Units transferred                                                      -                         -              13,323
                                                     -----------------------   -------------------------------------------
Net increase (decrease) in units                                       2,181                       137              22,485
                                                     =======================   ===========================================

                                                                        CLASS B
                                                     ------------------------------------------
                                                         SCUDDER EQUITY         SCUDDER EQUITY
                                                            500 INDEX             500 INDEX
                                                     (GRANDMASTER FLEX3(TM))      (IQ3(TM))
                                                            DIVISION               DIVISION
                                                            -MAY 21*-              -MAY 7*-
                                                     ------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $                   338   $            991
  Net realized gain (loss) on sales of investments                        41                315
  Change in net unrealized appreciation
    (depreciation) during the period                                  (1,465)             5,654
                                                     ------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                           (1,086)             6,960

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                               24,290             58,038
    Contract terminations and benefits                                (1,671)            (1,149)
    Net transfers among investment options                            33,589            144,484
    Contract maintenance charges                                           -                  -
                                                     ------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                                  56,208            201,373
                                                     ------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                                     55,122            208,333

Net assets, beginning of year                                              -                  -
                                                     ------------------------------------------

NET ASSETS, END OF YEAR                              $                55,122   $        208,333
                                                     ==========================================

UNIT TRANSACTIONS
    Units purchased                                                    2,997              6,797
    Units redeemed                                                      (208)              (149)
    Units transferred                                                  4,067             18,302
                                                     ------------------------------------------
Net increase (decrease) in units                                       6,856             24,950
                                                     ==========================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                   CLASS B
                                                     -----------------------------------------------------------------
                                                        SCUDDER SMALL CAP      SCUDDER SMALL CAP     SCUDDER VIT EAFE
                                                              INDEX                  INDEX             EQUITY INDEX
                                                     (GRANDMASTER FLEX3(TM))       (IQ3(TM))        (ANNUICHOICE(TM))
                                                            DIVISION                DIVISION             DIVISION
                                                            -MAY 21*-               -MAY 7*-             -MAY 8*-
                                                     -----------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $                    38   $              134   $              176
  Net realized gain (loss) on sales of investments                       (15)              (7,143)                (216)
  Change in net unrealized appreciation
    (depreciation) during the period                                    (320)                 698                 (767)
                                                     -----------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                             (297)              (6,311)                (807)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                               10,671               49,267               16,041
    Contract terminations and benefits                                    (5)                (412)                 (32)
    Net transfers among investment options                             6,449               86,050                   (3)
    Contract maintenance charges                                           -                    -                   (1)
                                                     -----------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                                  17,115              134,905               16,005
                                                     -----------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                                     16,818              128,594               15,198

Net assets, beginning of year                                              -                    -                    -
                                                     -----------------------------------------------------------------

NET ASSETS, END OF YEAR                              $                16,818   $          128,594   $           15,198
                                                     =================================================================

UNIT TRANSACTIONS
    Units purchased                                                    1,378                5,585                1,926
    Units redeemed                                                         -                  (56)                  (4)
    Units transferred                                                    832               11,369                   (3)
                                                     -----------------------------------------------------------------
Net increase (decrease) in units                                       2,210               16,898                1,919
                                                     =================================================================

                                                                    CLASS B
                                                     ---------------------------------------
                                                        SCUDDER VIT          SCUDDER VIT
                                                      EQUITY 500 INDEX     SMALL CAP INDEX
                                                     (ANNUICHOICE(TM))    (ANNUICHOICE(TM))
                                                          DIVISION             DIVISION
                                                          -MAY 8*-             -MAY 8*-
                                                     ---------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $              122   $                1
  Net realized gain (loss) on sales of investments               15,394                   (8)
  Change in net unrealized appreciation
    (depreciation) during the period                             (1,979)                (455)
                                                     ---------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                      13,537                 (462)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                          65,387                2,550
    Contract terminations and benefits                           (1,672)                 (33)
    Net transfers among investment options                       13,930                  193
    Contract maintenance charges                                      -                    -
                                                     ---------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                             77,645                2,710
                                                     ---------------------------------------
INCREASE (DECREASE) IN NET ASSETS                                91,182                2,248

Net assets, beginning of year                                         -                    -
                                                     ---------------------------------------

NET ASSETS, END OF YEAR                              $           91,182   $            2,248
                                                     =======================================

UNIT TRANSACTIONS
    Units purchased                                               7,437                  270
    Units redeemed                                                 (199)                  (4)
    Units transferred                                             3,617                   26
                                                     ---------------------------------------
Net increase (decrease) in units                                 10,855                  292
                                                     =======================================

SEE ACCOMPANYING NOTES.
* - 2002 inception date for division.
Note:  Year ended unless otherwise noted.

             Separate Account I of Integrity Life Insurance Company

                       Statement of Changes in Net Assets

                         Periods Ended December 31, 2001

                                                                             BARON              BARON             GABELLI
                                                                           SMALL CAP          SMALL CAP       LARGE CAP VALUE
                                                                       (ANNUICHOICE(TM))  (IQ ANNUITY(TM))   (ANNUICHOICE(TM))
                                                                            DIVISION           DIVISION           DIVISION
                                                          TOTAL          -JANUARY 26*-        -MAY 16*-        -JANUARY 23*-
                                                     -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $     22,645,606   $         (2,224)  $           (689)  $         14,601
  Net realized gain (loss) on sales of investments        (47,265,681)            (2,775)             4,940            (25,346)
  Change in net unrealized appreciation
    (depreciation) during the period                      (35,574,679)            18,141             15,295            (90,669)
                                                     -------------------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                               (60,194,754)            13,142             19,546           (101,414)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                    83,360,505            155,903             60,415            742,797
    Contract terminations and benefits                   (101,729,881)            (2,837)            (3,956)           (11,242)
    Net transfers among investment options                 41,713,067            179,049             67,292            567,437
    Contract maintenance charges                             (167,849)                 -                (18)                 -
                                                     -------------------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                       23,175,842            332,115            123,733          1,298,992
                                                     -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                         (37,018,912)           345,257            143,279          1,197,578

Net assets, beginning of year                             555,203,269                  -                  -                  -
                                                     -------------------------------------------------------------------------

NET ASSETS, END OF YEAR                              $    518,184,357   $        345,257   $        143,279   $      1,197,578
                                                     =========================================================================

UNIT TRANSACTIONS
    Units purchased                                                               16,016              6,859             84,604
    Units redeemed                                                                  (310)              (408)            (1,432)
    Units transferred                                                             18,444              7,693             69,971
                                                                        ------------------------------------------------------
Net increase (decrease) in units                                                  34,150             14,144            153,143
                                                                        ======================================================

                                                                         HARRIS BRETALL     HARRIS BRETALL
                                                      GABELLI LARGE     SULLIVAN & SMITH   SULLIVAN & SMITH
                                                        CAP VALUE        EQUITY GROWTH      EQUITY GROWTH
                                                     (IQ ANNUITY(TM))   (ANNUICHOICE(TM))  (IQ ANNUITY(TM))
                                                         DIVISION           DIVISION           DIVISION
                                                         -MAY 4*-        -FEBRUARY 26*-        -MAY 9*-
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $          1,435   $         14,324   $          6,498
  Net realized gain (loss) on sales of investments             (7,869)           (11,109)           (15,006)
  Change in net unrealized appreciation
    (depreciation) during the period                            3,922            (11,794)             2,594
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                    (2,512)            (8,579)            (5,914)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                        87,004             63,289             84,843
    Contract terminations and benefits                         (6,630)            (8,497)              (847)
    Net transfers among investment options                    221,640            347,317            (34,626)
    Contract maintenance charges                                    -                  -                  -
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                          302,014            402,109             49,370
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                             299,502            393,530             43,456

Net assets, beginning of year                                       -                  -                  -
                                                     ------------------------------------------------------

NET ASSETS, END OF YEAR                              $        299,502   $        393,530   $         43,456
                                                     ======================================================

UNIT TRANSACTIONS
    Units purchased                                            10,186              6,903             10,066
    Units redeemed                                               (849)              (985)              (112)
    Units transferred                                          27,822             42,015             (4,693)
                                                     ------------------------------------------------------
Net increase (decrease) in units                               37,159             47,933              5,261
                                                     ======================================================

SEE ACCOMPANYING NOTES.
* - 2001 inception date for division.
Note:  Year ended unless otherwise noted.

                                                       THIRD AVENUE       THIRD AVENUE        TOUCHSTONE         TOUCHSTONE
                                                          VALUE              VALUE             BALANCED           BALANCED
                                                     (ANNUICHOICE(TM))  (IQ ANNUITY(TM))   (IQ ANNUITY(TM))  (ANNUICHOICE(TM))
                                                         DIVISION           DIVISION           DIVISION           DIVISION
                                                      -FEBRUARY 12*-       -MAY 14*-          -JULY 26*-         -JUNE 20*-
                                                     -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         (4,189)  $           (486)  $          2,712   $         18,671
  Net realized gain (loss) on sales of investments              4,329            (41,781)                (1)              (102)
  Change in net unrealized appreciation
    (depreciation) during the period                           64,051             80,714               (924)            (9,321)
                                                     -------------------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                    64,191             38,447              1,787              9,248

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                       678,057            712,860              7,055            360,559
    Contract terminations and benefits                        (23,233)           (13,036)                 -             (6,630)
    Net transfers among investment options                  1,290,946            618,188             54,476             99,035
    Contract maintenance charges                                    -                (16)                 -                  -
                                                     -------------------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                        1,945,770          1,317,996             61,531            452,964
                                                     -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                           2,009,961          1,356,443             63,318            462,212

Net assets, beginning of year                                       -                  -                  -                  -
                                                     -------------------------------------------------------------------------

NET ASSETS, END OF YEAR                              $      2,009,961   $      1,356,443   $         63,318   $        462,212
                                                     =========================================================================

UNIT TRANSACTIONS
    Units purchased                                            63,069             75,272                703             36,233
    Units redeemed                                             (2,274)            (1,422)                 -               (672)
    Units transferred                                         124,797             63,303              5,523             10,067
                                                     -------------------------------------------------------------------------
Net increase (decrease) in units                              185,592            137,153              6,226             45,628
                                                     =========================================================================

                                                        TOUCHSTONE         TOUCHSTONE         TOUCHSTONE
                                                           BOND               BOND         EMERGING GROWTH
                                                     (IQ ANNUITY(TM))   (ANNUICHOICE(TM))  (IQ ANNUITY(TM))
                                                         DIVISION           DIVISION           DIVISION
                                                        -JULY 30*-          -MAY 8*-          -JULY 18*-
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $          4,601   $         72,573   $         65,863
  Net realized gain (loss) on sales of investments                 65              3,287                573
  Change in net unrealized appreciation
    (depreciation) during the period                           (4,861)           (65,429)              (228)
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                      (195)            10,431             66,208

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                        26,779            768,087             42,337
    Contract terminations and benefits                              -            (15,680)                 -
    Net transfers among investment options                     56,924            567,633            (78,447)
    Contract maintenance charges                                    -                  -                  -
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                           83,703          1,320,040            (36,110)
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                              83,508          1,330,471             30,098

Net assets, beginning of year                                       -                  -                  -
                                                     ------------------------------------------------------

NET ASSETS, END OF YEAR                              $         83,508   $      1,330,471   $         30,098
                                                     ======================================================

UNIT TRANSACTIONS
    Units purchased                                             2,604             74,669              4,279
    Units redeemed                                                  -             (1,509)                 -
    Units transferred                                           5,567             54,893             (1,299)
                                                     ------------------------------------------------------
Net increase (decrease) in units                                8,171            128,053              2,980
                                                     ======================================================

SEE ACCOMPANYING NOTES
* - 2001 inception date for division.
Note:  Year ended unless otherwise noted.

                                                        TOUCHSTONE         TOUCHSTONE         TOUCHSTONE         TOUCHSTONE
                                                     EMERGING GROWTH      ENHANCED 30        ENHANCED 30           EQUITY
                                                     (ANNUICHOICE(TM))  (IQ ANNUITY(TM))   (ANNUICHOICE(TM))  (IQ ANNUITY(TM))
                                                         DIVISION           DIVISION           DIVISION           DIVISION
                                                        -MAY 30*-          -JULY 30*-         -JUNE 18*-         -JULY 30*-
                                                     -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         11,223   $             16   $            214   $             (4)
  Net realized gain (loss) on sales of investments             (4,092)                 -                (13)                 -
  Change in net unrealized appreciation
    (depreciation) during the period                           (1,714)                92                 78                 51
                                                     -------------------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                     5,417                108                279                 47

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                       161,932              2,170             31,480                  -
    Contract terminations and benefits                              -                  -                  -                  -
    Net transfers among investment options                    (16,855)                 4             11,718              1,576
    Contract maintenance charges                                    -                  -                  -                  -
                                                     -------------------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                          145,077              2,174             43,198              1,576
                                                     -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                             150,494              2,282             43,477              1,623

Net assets, beginning of year                                       -                  -                  -                  -
                                                     -------------------------------------------------------------------------

NET ASSETS, END OF YEAR                              $        150,494   $          2,282   $         43,477   $          1,623
                                                     =========================================================================

UNIT TRANSACTIONS
    Units purchased                                            17,462                239              3,363                  -
    Units redeemed                                                  -                  -                  -                  -
    Units transferred                                          (1,995)                 -              1,277                168
                                                     -------------------------------------------------------------------------
Net increase (decrease) in units                               15,467                239              4,640                168
                                                     =========================================================================

                                                        TOUCHSTONE         TOUCHSTONE         TOUCHSTONE
                                                          EQUITY        GROWTH & INCOME    GROWTH & INCOME
                                                     (ANNUICHOICE(TM))  (IQ ANNUITY(TM))   (ANNUICHOICE(TM))
                                                         DIVISION           DIVISION           DIVISION
                                                        -JULY 30*-         -JULY 30*-         -MAY 30*-
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $            (37)  $            896   $          2,381
  Net realized gain (loss) on sales of investments                 42                  2                (83)
  Change in net unrealized appreciation
    (depreciation) during the period                              550               (196)            (3,036)
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                       555                702               (738)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                         8,671              1,697             33,189
    Contract terminations and benefits                              -                  -                  -
    Net transfers among investment options                        512             11,073              4,685
    Contract maintenance charges                                    -                  -                  -
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                            9,183             12,770             37,874
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                               9,738             13,472             37,136

Net assets, beginning of year                                       -                  -                  -
                                                     ------------------------------------------------------

NET ASSETS, END OF YEAR                              $          9,738   $         13,472   $         37,136
                                                     ======================================================

UNIT TRANSACTIONS
    Units purchased                                               949                184              3,468
    Units redeemed                                                  -                  -                  -
    Units transferred                                              57              1,215                508
                                                     ------------------------------------------------------
Net increase (decrease) in units                                1,006              1,399              3,976
                                                     ======================================================

SEE ACCOMPANYING NOTES.
* - 2001 inception date for division.
Note:  Year ended unless otherwise noted.

                                                        TOUCHSTONE         TOUCHSTONE         TOUCHSTONE         TOUCHSTONE
                                                       GROWTH/VALUE       GROWTH/VALUE        HIGH YIELD         HIGH YIELD
                                                     (IQ ANNUITY(TM))   (ANNUICHOICE(TM))  (IQ ANNUITY(TM))  (ANNUICHOICE(TM))
                                                         DIVISION           DIVISION           DIVISION           DIVISION
                                                        -MAY 29*-          -JUNE 18*-         -MAY 18*-          -JUNE 18*-
                                                     -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $           (492)  $         (1,301)  $          2,294   $          5,064
  Net realized gain (loss) on sales of investments               (965)            (1,472)                (1)               (31)
  Change in net unrealized appreciation
    (depreciation) during the period                           (4,959)            (4,373)            (1,832)            (4,403)
                                                     -------------------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                    (6,416)            (7,146)               461                630

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                        57,658            222,963              2,851             37,452
    Contract terminations and benefits                              -                (11)                 -                  -
    Net transfers among investment options                     39,835             46,609             21,135             17,766
    Contract maintenance charges                                    -                  -                  -                  -
                                                     -------------------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                           97,493            269,561             23,986             55,218
                                                     -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                              91,077            262,415             24,447             55,848

Net assets, beginning of year                                       -                  -                  -                  -
                                                     -------------------------------------------------------------------------

NET ASSETS, END OF YEAR                              $         91,077   $        262,415   $         24,447   $         55,848
                                                     =========================================================================

UNIT TRANSACTIONS
    Units purchased                                             6,018             23,937                300              3,754
    Units redeemed                                                  -                 (1)                 -                  -
    Units transferred                                           5,089              5,582              2,157              1,792
                                                     -------------------------------------------------------------------------
Net increase (decrease) in units                               11,107             29,518              2,457              5,546
                                                     =========================================================================

                                                        TOUCHSTONE        TOUCHSTONE
                                                      INTERNATIONAL      INTERNATIONAL        TOUCHSTONE
                                                          EQUITY             EQUITY          MONEY MARKET
                                                     (IQ ANNUITY(TM))   (ANNUICHOICE(TM))  (IQ ANNUITY(TM))
                                                         DIVISION           DIVISION           DIVISION
                                                        -JULY 30*-         -JUNE 18*-        -AUGUST 6*-
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $           (732)  $           (132)  $          2,023
  Net realized gain (loss) on sales of investments             16,903                (11)                 -
  Change in net unrealized appreciation
    (depreciation) during the period                                -               (961)                 -
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                    16,171             (1,104)             2,023

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                             -             29,280          3,422,123
    Contract terminations and benefits                              -                  -             (1,741)
    Net transfers among investment options                    (16,171)             3,122            450,011
    Contract maintenance charges                                    -                  -                  -
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                          (16,171)            32,402          3,870,393
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                                   -             31,298          3,872,416

Net assets, beginning of year                                       -                  -                  -
                                                     ------------------------------------------------------

NET ASSETS, END OF YEAR                                           $ -   $         31,298   $      3,872,416
                                                     ======================================================

UNIT TRANSACTIONS
    Units purchased                                                 -              3,219            340,700
    Units redeemed                                                  -                  -                 (5)
    Units transferred                                               -                362             44,620
                                                     ------------------------------------------------------
Net increase (decrease) in units                                    -              3,581            385,315
                                                     ======================================================

SEE ACCOMPANYING NOTES.
* - 2001 inception date for division.
Note:  Year ended unless otherwise noted.

                                                        TOUCHSTONE         TOUCHSTONE         TOUCHSTONE         TOUCHSTONE
                                                       MONEY MARKET     SMALL CAP VALUE    SMALL CAP VALUE       VALUE PLUS
                                                     (ANNUICHOICE(TM))  (IQ ANNUITY(TM))   (ANNUICHOICE(TM))  (IQ ANNUITY(TM))
                                                         DIVISION           DIVISION           DIVISION           DIVISION
                                                        -JUNE 15*-          -JULY 3*-         -JUNE 18*-         -JULY 30*-
                                                     -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $            406   $            (23)  $           (343)  $            151
  Net realized gain (loss) on sales of investments                  -             (1,175)              (237)               (12)
  Change in net unrealized appreciation
    (depreciation) during the period                                8              2,617             36,783                252
                                                     -------------------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                       414              1,419             36,203                391

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                       477,093             13,918            190,624              2,220
    Contract terminations and benefits                         (1,742)                 -             (3,800)              (251)
    Net transfers among investment options                   (267,382)             1,544             28,096             15,500
    Contract maintenance charges                                    -                  -                  -                  -
                                                     -------------------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                          207,969             15,462            214,920             17,469
                                                     -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                             208,383             16,881            251,123             17,860

Net assets, beginning of year                                       -                  -                  -                  -
                                                     -------------------------------------------------------------------------

NET ASSETS, END OF YEAR                              $        208,383   $         16,881   $        251,123   $         17,860
                                                     =========================================================================

UNIT TRANSACTIONS
    Units purchased                                            47,325              1,573             20,991                232
    Units redeemed                                               (173)                 -               (413)               (26)
    Units transferred                                         (26,520)                44              3,046              1,641
                                                     -------------------------------------------------------------------------
Net increase (decrease) in units                               20,632              1,617             23,624              1,847
                                                     =========================================================================

                                                                           VAN KAMPEN         VAN KAMPEN
                                                        TOUCHSTONE         BANDWITH &         BANDWITH &
                                                        VALUE PLUS     TELECOMMUNICATION  TELECOMMUNICATION
                                                     (ANNUICHOICE(TM))  (ANNUICHOICE(TM))  (IQ ANNUITY(TM))
                                                         DIVISION           DIVISION           DIVISION
                                                        -JULY 30*-       -FEBRUARY 13*-        -MAY 9*-
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $            561   $           (806)  $            (17)
  Net realized gain (loss) on sales of investments                (31)            (9,614)            (2,457)
  Change in net unrealized appreciation
    (depreciation) during the period                            1,846            (41,571)                48
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                     2,376            (51,991)            (2,426)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                        64,931             68,667              4,722
    Contract terminations and benefits                           (385)            (1,822)               (75)
    Net transfers among investment options                     13,282             72,923             (1,804)
    Contract maintenance charges                                    -                  -                 (2)
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                           77,828            139,768              2,841
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                              80,204             87,777                415

Net assets, beginning of year                                       -                  -                  -
                                                     ------------------------------------------------------

NET ASSETS, END OF YEAR                              $         80,204   $         87,777   $            415
                                                     ======================================================

UNIT TRANSACTIONS
    Units purchased                                             6,929              9,372                531
    Units redeemed                                                (42)              (400)               (17)
    Units transferred                                           1,390              9,824               (443)
                                                     ------------------------------------------------------
Net increase (decrease) in units                                8,277             18,796                 71
                                                     ======================================================

SEE ACCOMPANYING NOTES.
* - 2001 inception date for division.
Note:  Year ended unless otherwise noted.

                                                        VAN KAMPEN         VAN KAMPEN
                                                     BIOTECHNOLOGY &    BIOTECHNOLOGY &       VAN KAMPEN         VAN KAMPEN
                                                      PHARMACEUTICAL     PHARMACEUTICAL        INTERNET           INTERNET
                                                     (ANNUICHOICE(TM))  (IQ ANNUITY(TM))   (ANNUICHOICE(TM))  (IQ ANNUITY(TM))
                                                         DIVISION           DIVISION           DIVISION           DIVISION
                                                      -FEBRUARY 13*-        -MAY 9*-          -JULY 30*-          -MAY 9*-
                                                     -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         (2,939)  $           (397)  $             (2)  $            (43)
  Net realized gain (loss) on sales of investments             (3,564)               219                  -               (570)
  Change in net unrealized appreciation
    (depreciation) during the period                           20,292              1,958                 33             (2,017)
                                                     -------------------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                    13,789              1,780                 31             (2,630)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                       230,374             93,353                  -              1,337
    Contract terminations and benefits                        (13,426)            (3,526)                 -                  -
    Net transfers among investment options                    246,110            179,141                596              8,936
    Contract maintenance charges                                    -                (10)                 -                 (2)
                                                     -------------------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                          463,058            268,958                596             10,271
                                                     -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                             476,847            270,738                627              7,641

Net assets, beginning of year                                       -                  -                  -                  -
                                                     -------------------------------------------------------------------------

NET ASSETS, END OF YEAR                              $        476,847   $        270,738   $            627   $          7,641
                                                     =========================================================================

UNIT TRANSACTIONS
    Units purchased                                            25,104              9,019                  -                145
    Units redeemed                                             (1,435)              (348)                 -                  -
    Units transferred                                          26,315             17,462                 92              1,527
                                                     -------------------------------------------------------------------------
Net increase (decrease) in units                               49,984             26,133                 92              1,672
                                                     =========================================================================

                                                        VAN KAMPEN         VAN KAMPEN         VAN KAMPEN
                                                       MS HIGH-TECH       MS HIGH-TECH         MS U.S.
                                                         35 INDEX           35 INDEX        MULTINATIONAL
                                                     (ANNUICHOICE(TM))  (IQ ANNUITY(TM))   (ANNUICHOICE(TM))
                                                         DIVISION           DIVISION           DIVISION
                                                        -MARCH 5*-          -MAY 9*-          -MAY 14*-
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         (1,451)  $             (8)  $            (35)
  Net realized gain (loss) on sales of investments             (2,673)                (5)              (629)
  Change in net unrealized appreciation
    (depreciation) during the period                           (7,866)                11                313
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                   (11,990)                (2)              (351)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                        20,921              1,435              1,050
    Contract terminations and benefits                           (592)                 -                  -
    Net transfers among investment options                    192,144              1,209              6,384
    Contract maintenance charges                                    -                 (3)                 -
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                          212,473              2,641              7,434
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                             200,483              2,639              7,083

Net assets, beginning of year                                       -                  -                  -
                                                     ------------------------------------------------------

NET ASSETS, END OF YEAR                              $        200,483   $          2,639   $          7,083
                                                     ======================================================

UNIT TRANSACTIONS
    Units purchased                                             2,152                161                 99
    Units redeemed                                                (72)                 -                  -
    Units transferred                                          21,124                155                661
                                                     ------------------------------------------------------
Net increase (decrease) in units                               23,204                316                760
                                                     ======================================================

SEE ACCOMPANYING NOTES.
* - 2001 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                            INITIAL CLASS
                                                                        ------------------------------------------------------
                                                       VAN KAMPEN
                                                         MS U.S.
                                                      MULTINATIONAL           VIP                VIP
                                                     (IQ ANNUITY(TM))     MONEY MARKET       MONEY MARKET           VIP
                                                         DIVISION       (GRANDMASTER(TM))  (IQ ANNUITY(TM))     HIGH INCOME
                                                         -MAY 9*-           DIVISION           DIVISION           DIVISION
                                                     ----------------   ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $             10   $      1,001,059   $        193,754   $      2,444,446
  Net realized gain (loss) on sales of investments                (62)                 -                  -         (6,121,080)
  Change in net unrealized appreciation
    (depreciation) during the period                              (38)                 -                  -          2,756,580
                                                     ----------------   ------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                       (90)         1,001,059            193,754           (920,054)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                         1,392            791,471          5,745,593            143,615
    Contract terminations and benefits                              -        (14,649,293)        (3,263,940)        (4,232,967)
    Net transfers among investment options                      6,792         13,764,993            455,017         (2,558,438)
    Contract maintenance charges                                   (4)            (9,481)              (718)            (4,637)
                                                     ----------------   ------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                            8,180           (102,310)         2,935,952         (6,652,427)
                                                     ----------------   ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                               8,090            898,749          3,129,706         (7,572,481)

Net assets, beginning of year                                       -         35,746,714          5,386,777         20,143,196
                                                     ----------------   ------------------------------------------------------

NET ASSETS, END OF YEAR                              $          8,090   $     36,645,463   $      8,516,483   $     12,570,715
                                                     ================   ======================================================

UNIT TRANSACTIONS
    Units purchased                                               146             44,071            531,374             11,364
    Units redeemed                                                  -           (814,446)          (300,423)          (319,233)
    Units transferred                                             743            765,414             41,484           (121,103)
                                                     ----------------   ------------------------------------------------------
Net increase (decrease) in units                                  889             (4,961)           272,435           (428,972)
                                                     ================   ======================================================

                                                                         INITIAL CLASS
                                                     ------------------------------------------------------
                                                           VIP                VIP                VIP
                                                      EQUITY-INCOME          GROWTH            OVERSEAS
                                                         DIVISION           DIVISION           DIVISION
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $      3,656,844   $      5,957,753   $      3,294,503
  Net realized gain (loss) on sales of investments           (669,334)        (5,983,018)        (8,518,169)
  Change in net unrealized appreciation
    (depreciation) during the period                       (7,571,929)       (19,707,661)          (583,972)
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                (4,584,419)       (19,732,926)        (5,807,638)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                       892,390          1,686,040            190,106
    Contract terminations and benefits                    (10,901,417)       (13,745,325)        (4,843,814)
    Net transfers among investment options                  7,480,013        (12,472,433)        (2,767,069)
    Contract maintenance charges                              (27,014)           (27,496)            (8,738)
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                       (2,556,028)       (24,559,214)        (7,429,515)
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                          (7,140,447)       (44,292,140)       (13,237,153)

Net assets, beginning of year                              75,510,231        108,349,029         30,001,548
                                                     ------------------------------------------------------

NET ASSETS, END OF YEAR                              $     68,369,784   $     64,056,889   $     16,764,395
                                                     ======================================================

UNIT TRANSACTIONS
    Units purchased                                            21,541             27,755              8,573
    Units redeemed                                           (265,157)          (230,269)          (218,862)
    Units transferred                                         183,590           (232,315)          (131,620)
                                                     ------------------------------------------------------
Net increase (decrease) in units                              (60,026)          (434,829)          (341,909)
                                                     ======================================================

SEE ACCOMPANYING NOTES.
* - 2001 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                   INITIAL CLASS
                                                     -------------------------------------------------------------------------
                                                          VIP II             VIP II
                                                        INVESTMENT         INVESTMENT                             VIP II
                                                        GRADE BOND         GRADE BOND           VIP II           INDEX 500
                                                     (GRANDMASTER(TM))  (IQ ANNUITY(TM))    ASSET MANAGER    (GRANDMASTER(TM))
                                                         DIVISION           DIVISION           DIVISION           DIVISION
                                                     -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $        574,220   $         12,020   $      1,680,437   $        (21,556)
  Net realized gain (loss) on sales of investments          1,163,974             53,599         (1,438,842)         1,534,581
  Change in net unrealized appreciation
    (depreciation) during the period                         (307,603)            87,610         (2,382,716)       (10,047,246)
                                                     -------------------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                 1,430,591            153,229         (2,141,121)        (8,534,221)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                       350,261          2,033,962            298,122          1,545,137
    Contract terminations and benefits                     (4,592,558)          (336,248)        (6,994,198)        (7,542,816)
    Net transfers among investment options                 11,458,572            491,895         (2,139,424)        (6,053,673)
    Contract maintenance charges                               (6,323)              (235)           (14,148)           (18,719)
                                                     -------------------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                        7,209,952          2,189,374         (8,849,648)       (12,070,071)
                                                     -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                           8,640,543          2,342,603        (10,990,769)       (20,604,292)

Net assets, beginning of year                              17,768,480            938,557         39,399,397         66,394,190
                                                     -------------------------------------------------------------------------

NET ASSETS, END OF YEAR                              $     26,409,023   $      3,281,160   $     28,408,628   $     45,789,898
                                                     =========================================================================

UNIT TRANSACTIONS
    Units purchased                                            14,548            180,127             10,213             54,766
    Units redeemed                                           (193,926)           (29,197)          (238,424)          (267,368)
    Units transferred                                         481,078             43,798            (80,205)          (235,457)
                                                     -------------------------------------------------------------------------
Net increase (decrease) in units                              301,700            194,728           (308,416)          (448,059)
                                                     =========================================================================

                                                                         INITIAL CLASS
                                                     ------------------------------------------------------
                                                          VIP II            VIP II
                                                        INDEX 500        ASSET MANAGER:         VIP II
                                                     (IQ ANNUITY(TM))        GROWTH           CONTRAFUND
                                                         DIVISION           DIVISION           DIVISION
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $        (16,998)  $        516,051   $      1,665,497
  Net realized gain (loss) on sales of investments           (127,705)          (704,357)       (16,730,215)
  Change in net unrealized appreciation
    (depreciation) during the period                         (279,405)          (746,411)         5,542,172
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                  (424,108)          (934,717)        (9,522,546)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                     1,009,336             63,018          1,474,591
    Contract terminations and benefits                       (530,341)        (1,208,394)        (9,195,883)
    Net transfers among investment options                    914,333           (905,728)       (10,590,097)
    Contract maintenance charges                               (1,776)            (3,526)           (23,473)
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                        1,391,552         (2,054,630)       (18,334,862)
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                             967,444         (2,989,347)       (27,857,408)

Net assets, beginning of year                               2,212,515         10,930,220         71,908,023
                                                     ------------------------------------------------------

NET ASSETS, END OF YEAR                              $      3,179,959   $      7,940,873   $     44,050,615
                                                     ======================================================

UNIT TRANSACTIONS
    Units purchased                                           103,083              3,402             56,889
    Units redeemed                                            (60,170)           (65,878)          (360,259)
    Units transferred                                         101,468            (49,395)          (430,434)
                                                     ------------------------------------------------------
Net increase (decrease) in units                              144,381           (111,871)          (733,804)
                                                     ======================================================

SEE ACCOMPANYING NOTES.
* - 2001 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                          INITIAL CLASS
                                                     ------------------------------------------------------
                                                         VIP III
                                                          GROWTH            VIP III            VIP III
                                                      OPPORTUNITIES         BALANCED       GROWTH & Income
                                                         Division           Division           Division
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $        (70,722)  $         77,264   $        720,370
  Net realized gain (loss) on sales of investments         (1,175,773)          (335,849)        (1,158,089)
  Change in net unrealized appreciation
    (depreciation) during the period                         (181,224)           171,913         (1,398,733)
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                (1,427,719)           (86,672)        (1,836,452)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                        77,360            152,785            167,514
    Contract terminations and benefits                       (943,950)        (1,947,840)        (2,999,917)
    Net transfers among investment options                    132,510          1,764,594           (716,736)
    Contract maintenance charges                               (3,653)            (1,629)            (5,189)
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                         (737,733)           (32,090)        (3,554,328)
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                          (2,165,452)          (118,762)        (5,390,780)

Net assets, beginning of year                               9,823,183          4,787,110         18,092,379
                                                     ------------------------------------------------------

NET ASSETS, END OF YEAR                              $      7,657,731   $      4,668,348   $     12,701,599
                                                     ======================================================

UNIT TRANSACTIONS
    Units purchased                                             6,917             12,613             11,767
    Units redeemed                                            (87,886)          (152,692)          (201,969)
    Units transferred                                          20,014            141,657            (61,182)
                                                     ------------------------------------------------------
Net increase (decrease) in units                              (60,955)             1,578           (251,384)
                                                     ======================================================

                                                                                  SERVICE CLASS
                                                     -------------------------------------------------------------------------
                                                         VIP III            VIP III              VIP                VIP
                                                         MID CAP            MID CAP          HIGH INCOME       EQUITY-INCOME
                                                     (Grandmaster(TM))  (IQ Annuity(TM))   (IQ Annuity(TM))   (IQ Annuity(TM))
                                                         Division           Division           Division           Division
                                                     -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $        (78,330)  $        (33,301)  $        242,194   $         68,991
  Net realized gain (loss) on sales of investments           (114,109)          (110,211)          (311,287)          (212,823)
  Change in net unrealized appreciation
    (depreciation) during the period                         (398,278)            38,191             (8,000)            (1,899)
                                                     -------------------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                  (590,717)          (105,321)           (77,093)          (145,731)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                        74,221            495,619            254,398            464,460
    Contract terminations and benefits                     (1,562,761)          (358,847)           (73,235)          (685,758)
    Net transfers among investment options                 (2,801,495)           167,107          2,361,804            955,129
    Contract maintenance charges                               (1,597)              (575)              (157)              (453)
                                                     -------------------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                       (4,291,632)           303,304          2,542,810            733,378
                                                     -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                          (4,882,349)           197,983          2,465,717            587,647

Net assets, beginning of year                              10,479,885          2,040,641            910,079          1,319,958
                                                     -------------------------------------------------------------------------

NET ASSETS, END OF YEAR                              $      5,597,536   $      2,238,624   $      3,375,796   $      1,907,605
                                                     =========================================================================

UNIT TRANSACTIONS
    Units purchased                                             4,659             29,360             31,395             46,022
    Units redeemed                                            (98,018)           (21,946)           (10,313)           (69,023)
    Units transferred                                        (173,398)             9,642            369,424             92,136
                                                     -------------------------------------------------------------------------
Net increase (decrease) in units                             (266,757)            17,056            390,506             69,135
                                                     =========================================================================

SEE ACCOMPANYING NOTES.
* - 2001 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                   SERVICE CLASS
                                                     -------------------------------------------------------------------------
                                                                                                                   VIP II
                                                           VIP                                  VIP II         ASSET MANAGER:
                                                          GROWTH              VIP           ASSET MANAGER          GROWTH
                                                     (IQ ANNUITY(TM))       OVERSEAS       (IQ ANNUITY(TM))   (IQ ANNUITY(TM))
                                                         DIVISION           DIVISION           DIVISION           DIVISION
                                                     -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $        166,386   $        149,959   $         49,698   $         11,899
  Net realized gain (loss) on sales of investments           (368,609)          (272,516)          (200,608)           (63,834)
  Change in net unrealized appreciation
    (depreciation) during the period                         (487,826)             6,162             85,552             18,582
                                                     -------------------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                  (690,049)          (116,395)           (65,358)           (33,353)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                     1,052,239             53,701             38,614             87,787
    Contract terminations and benefits                       (607,962)          (143,518)        (1,015,120)          (166,189)
    Net transfers among investment options                    385,663             56,769            268,012            107,568
    Contract maintenance charges                                 (963)               (97)              (156)               (99)
                                                     -------------------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                          828,977            (33,145)          (708,650)            29,067
                                                     -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                             138,928           (149,540)          (774,008)            (4,286)

Net assets, beginning of year                               2,873,114            363,882          1,229,350            191,385
                                                     -------------------------------------------------------------------------

NET ASSETS, END OF YEAR                              $      3,012,042   $        214,342   $        455,342   $        187,099
                                                     =========================================================================

UNIT TRANSACTIONS
    Units purchased                                            99,814              5,373              4,033              9,588
    Units redeemed                                            (67,302)           (16,569)          (109,402)           (20,356)
    Units transferred                                          42,726              3,147             29,428             12,320
                                                     -------------------------------------------------------------------------
Net increase (decrease) in units                               75,238             (8,049)           (75,941)             1,552
                                                     =========================================================================

                                                                          SERVICE CLASS
                                                     ------------------------------------------------------
                                                                             VIP III
                                                          VIP II             GROWTH            VIP III
                                                        CONTRAFUND       OPPORTUNITIES         BALANCED
                                                     (IQ ANNUITY(TM))   (IQ ANNUITY(TM))   (IQ ANNUITY(TM))
                                                         DIVISION           DIVISION           DIVISION
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         44,540   $         (5,695)  $          8,550
  Net realized gain (loss) on sales of investments           (218,899)           (43,423)           (71,996)
  Change in net unrealized appreciation
    (depreciation) during the period                         (183,726)           (37,375)            44,481
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                  (358,085)           (86,493)           (18,965)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                       569,995             34,094            104,513
    Contract terminations and benefits                       (395,143)           (59,314)          (377,095)
    Net transfers among investment options                    304,446            170,376            374,135
    Contract maintenance charges                                 (959)              (258)              (258)
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                          478,339            144,898            101,295
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                             120,254             58,405             82,330

Net assets, beginning of year                               2,310,958            463,904            592,886
                                                     ------------------------------------------------------

NET ASSETS, END OF YEAR                              $      2,431,212   $        522,309   $        675,216
                                                     ======================================================

UNIT TRANSACTIONS
    Units purchased                                            55,681              4,256             11,373
    Units redeemed                                            (42,395)            (8,529)           (41,841)
    Units transferred                                          33,525             23,339             41,452
                                                     ------------------------------------------------------
Net increase (decrease) in units                               46,811             19,066             10,984
                                                     ======================================================

SEE ACCOMPANYING NOTES.
* - 2001 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                   SERVICE CLASS
                                                     -------------------------------------------------------------------------
                                                                                                  MFS                MFS
                                                         VIP III              MFS          EMERGING GROWTH    EMERGING GROWTH
                                                     GROWTH & INCOME    EMERGING GROWTH    (ANNUICHOICE(TM)) (GRANDMASTER(TM))
                                                     (IQ ANNUITY(TM))   (IQ ANNUITY(TM))       DIVISION           DIVISION
                                                         DIVISION           DIVISION        -JANUARY 18*-        -MAY 25*-
                                                     -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         66,106   $         39,481   $            976   $         (1,135)
  Net realized gain (loss) on sales of investments           (231,444)          (234,011)           (32,422)           (36,057)
  Change in net unrealized appreciation
    (depreciation) during the period                          (49,140)          (208,744)           (16,841)              (193)
                                                     -------------------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                  (214,478)          (403,274)           (48,287)           (37,385)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                       345,078            335,101            451,937                  -
    Contract terminations and benefits                       (578,764)           (56,427)            (3,524)            (2,950)
    Net transfers among investment options                    451,494            172,975            (99,838)            58,186
    Contract maintenance charges                                 (671)              (241)                 -                 (3)
                                                     -------------------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                          217,137            451,408            348,575             55,233
                                                     -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                               2,659             48,134            300,288             17,848

Net assets, beginning of year                               1,676,790            890,991                  -                  -
                                                     -------------------------------------------------------------------------

NET ASSETS, END OF YEAR                              $      1,679,449   $        939,125   $        300,288   $         17,848
                                                     =========================================================================

UNIT TRANSACTIONS
    Units purchased                                            35,842             45,799             52,705                  -
    Units redeemed                                            (63,661)            (8,492)              (464)              (382)
    Units transferred                                          47,161             23,138             (9,647)             2,627
                                                     -------------------------------------------------------------------------
Net increase (decrease) in units                               19,342             60,445             42,594              2,245
                                                     =========================================================================

                                                                         SERVICE CLASS
                                                     ------------------------------------------------------
                                                                               MFS                MFS
                                                            MFS             INVESTORS          INVESTORS
                                                        INVESTORS         GROWTH STOCK       GROWTH STOCK
                                                       GROWTH STOCK    (ANNUICHOICE(TM))  (GRANDMASTER(TM))
                                                     (IQ ANNUITY(TM))       DIVISION           DIVISION
                                                         DIVISION         -MARCH 16*-          -MAY 2*-
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         (3,222)  $           (910)  $         (1,629)
  Net realized gain (loss) on sales of investments            (73,886)              (375)           (33,561)
  Change in net unrealized appreciation
    (depreciation) during the period                         (116,790)             5,784              1,390
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                  (193,898)             4,499            (33,800)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                       176,263            179,797                  -
    Contract terminations and benefits                        (58,523)            (1,701)            (1,285)
    Net transfers among investment options                     26,076             24,369            140,547
    Contract maintenance charges                                 (138)                 -                 (2)
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                          143,678            202,465            139,260
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                             (50,220)           206,964            105,460

Net assets, beginning of year                                 592,404                  -                  -
                                                     ------------------------------------------------------

NET ASSETS, END OF YEAR                              $        542,184   $        206,964   $        105,460
                                                     ======================================================

UNIT TRANSACTIONS
    Units purchased                                            20,952             20,356                  -
    Units redeemed                                             (9,337)              (199)              (159)
    Units transferred                                           2,847              2,712             12,610
                                                     ------------------------------------------------------
Net increase (decrease) in units                               14,462             22,869             12,451
                                                     ======================================================

SEE ACCOMPANYING NOTES.
* - 2001 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                   SERVICE CLASS
                                                     -------------------------------------------------------------------------
                                                                               MFS                MFS
                                                           MFS          INVESTORS TRUST    INVESTORS TRUST          MFS
                                                     INVESTORS TRUST    (ANNUICHOICE(TM))  (GRANDMASTER(TM))   MID CAP GROWTH
                                                     (IQ ANNUITY(TM))       DIVISION           DIVISION       (IQ ANNUITY(TM))
                                                         DIVISION        -FEBRUARY 6*-        -MAY 11*-           DIVISION
                                                     -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $          7,999   $           (431)  $           (451)  $         (5,996)
  Net realized gain (loss) on sales of investments            (50,565)            (2,303)           (15,658)          (125,359)
  Change in net unrealized appreciation
    (depreciation) during the period                          (53,873)           (14,603)                81           (149,102)
                                                     -------------------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                   (96,439)           (17,337)           (16,028)          (280,457)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                       373,529             96,510                  -            793,373
    Contract terminations and benefits                        (42,299)            (3,513)            (1,173)           (94,642)
    Net transfers among investment options                    155,897            328,734             68,813            473,898
    Contract maintenance charges                                 (163)                 -                 (4)              (334)
                                                     -------------------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                          486,964            421,731             67,636          1,172,295
                                                     -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                             390,525            404,394             51,608            891,838

Net assets, beginning of year                                 256,922                  -                  -            851,756
                                                     -------------------------------------------------------------------------

NET ASSETS, END OF YEAR                              $        647,447   $        404,394   $         51,608   $      1,743,594
                                                     =========================================================================

UNIT TRANSACTIONS
    Units purchased                                            41,344              9,822                  -             84,391
    Units redeemed                                             (5,285)              (405)              (122)           (11,468)
    Units transferred                                          17,113             38,840              5,869             58,089
                                                     -------------------------------------------------------------------------
Net increase (decrease) in units                               53,172             48,257              5,747            131,012
                                                     =========================================================================

                                                                         SERVICE CLASS
                                                     ------------------------------------------------------
                                                            MFS                MFS
                                                      MID CAP GROWTH     MID CAP GROWTH          MFS
                                                     (ANNUICHOICE(TM))  (GRANDMASTER(TM))   NEW DISCOVERY
                                                         DIVISION           DIVISION       (IQ ANNUITY(TM))
                                                      -JANUARY 26*-         -MAY 2*-           DIVISION
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         (4,251)  $         (9,099)  $         16,261
  Net realized gain (loss) on sales of investments            (99,258)          (354,444)           (62,635)
  Change in net unrealized appreciation
    (depreciation) during the period                           40,334            110,063             85,417
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                   (63,175)          (253,480)            39,043

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                       300,092              2,594            324,721
    Contract terminations and benefits                        (18,416)          (101,077)          (101,229)
    Net transfers among investment options                    417,595          2,211,060            145,402
    Contract maintenance charges                                    -                (92)              (207)
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                          699,271          2,112,485            368,687
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                             636,096          1,859,005            407,730

Net assets, beginning of year                                       -                  -            616,282
                                                     ------------------------------------------------------

NET ASSETS, END OF YEAR                              $        636,096   $      1,859,005   $      1,024,012
                                                     ======================================================

UNIT TRANSACTIONS
    Units purchased                                            31,996                302             34,601
    Units redeemed                                             (2,481)           (13,188)           (11,433)
    Units transferred                                          53,310            243,246             26,035
                                                     ------------------------------------------------------
Net increase (decrease) in units                               82,825            230,360             49,203
                                                     ======================================================

SEE ACCOMPANYING NOTES.
* - 2001 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                   SERVICE CLASS
                                                     -------------------------------------------------------------------------
                                                                                                                    MFS
                                                           MFS                MFS                MFS              CAPITAL
                                                      NEW DISCOVERY      NEW DISCOVERY         CAPITAL         OPPORTUNITIES
                                                     (ANNUICHOICE(TM))  (GRANDMASTER(TM))   OPPORTUNITIES    (ANNUICHOICE(TM))
                                                         DIVISION           DIVISION       (IQ ANNUITY(TM))       DIVISION
                                                      -FEBRUARY 26*-       -MAY 22*-           DIVISION        -FEBRUARY 13*-
                                                     -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         (1,178)  $         (2,007)  $        138,629   $            880
  Net realized gain (loss) on sales of investments             (4,361)           (60,049)          (487,139)           (10,918)
  Change in net unrealized appreciation
    (depreciation) during the period                           25,191             14,923           (401,484)            (9,255)
                                                     -------------------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                    19,652            (47,133)          (749,994)           (19,293)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                       118,920                135            941,174            118,472
    Contract terminations and benefits                        (10,926)           (41,233)          (185,844)            (6,220)
    Net transfers among investment options                    313,894            499,385            618,892            152,020
    Contract maintenance charges                                    -                (38)              (462)                 -
                                                     -------------------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                          421,888            458,249          1,373,760            264,272
                                                     -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                             441,540            411,116            623,766            244,979

Net assets, beginning of year                                       -                  -          1,864,434                  -
                                                     -------------------------------------------------------------------------

NET ASSETS, END OF YEAR                              $        441,540   $        411,116   $      2,488,200   $        244,979
                                                     =========================================================================

UNIT TRANSACTIONS
    Units purchased                                             8,757                  -            109,831             13,963
    Units redeemed                                             (1,252)            (4,709)           (22,895)              (843)
    Units transferred                                          38,778             49,837             62,858             20,075
                                                     -------------------------------------------------------------------------
Net increase (decrease) in units                               46,283             45,128            149,794             33,195
                                                     =========================================================================

                                                                         SERVICE CLASS
                                                     ------------------------------------------------------
                                                           MFS
                                                         CAPITAL                                  MFS
                                                      OPPORTUNITIES           MFS            TOTAL RETURN
                                                     (GRANDMASTER(TM))    TOTAL RETURN     (ANNUICHOICE(TM))
                                                         DIVISION       (IQ ANNUITY(TM))       DIVISION
                                                         -MAY 2*-           DIVISION        -JANUARY 30*-
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         (4,029)  $         40,690   $         (2,072)
  Net realized gain (loss) on sales of investments            (17,235)           (12,846)            (8,791)
  Change in net unrealized appreciation
    (depreciation) during the period                           (1,294)           (37,170)            33,977
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                   (22,558)            (9,326)            23,114

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                         1,620          1,439,414          1,155,516
    Contract terminations and benefits                       (941,826)          (144,021)           (23,561)
    Net transfers among investment options                  2,502,616            934,276            618,229
    Contract maintenance charges                                  (42)              (371)                 -
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                        1,562,368          2,229,298          1,750,184
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                           1,539,810          2,219,972          1,773,298

Net assets, beginning of year                                       -            667,242                  -
                                                     ------------------------------------------------------

NET ASSETS, END OF YEAR                              $      1,539,810   $      2,887,214   $      1,773,298
                                                     ======================================================

UNIT TRANSACTIONS
    Units purchased                                               214            130,276            117,547
    Units redeemed                                            (93,347)           (13,283)            (2,398)
    Units transferred                                         285,369             85,008             62,893
                                                     ------------------------------------------------------
Net increase (decrease) in units                              192,236            202,001            178,042
                                                     ======================================================

SEE ACCOMPANYING NOTES.
* - 2001 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                         SERVICE CLASS
                                                     ------------------------------------------------------
                                                           MFS                MFS                MFS
                                                       TOTAL RETURN         RESEARCH           RESEARCH
                                                     (GRANDMASTER(TM))  (ANNUICHOICE(TM)) (GRANDMASTER(TM))
                                                         DIVISION           DIVISION           DIVISION
                                                         -MAY 8*-        -JANUARY 26*-        -MAY 15*-
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         (7,798)  $         14,464   $           (182)
  Net realized gain (loss) on sales of investments            (25,025)           (44,131)            (1,648)
  Change in net unrealized appreciation
    (depreciation) during the period                           23,471            (15,995)              (980)
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                    (9,352)           (45,662)            (2,810)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                         7,390            196,401                100
    Contract terminations and benefits                        (41,563)            (4,549)              (786)
    Net transfers among investment options                  1,601,240             96,278             46,062
    Contract maintenance charges                                 (175)                 -                  -
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                        1,566,892            288,130             45,376
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                           1,557,540            242,468             42,566

Net assets, beginning of year                                       -                  -                  -
                                                     ------------------------------------------------------

NET ASSETS, END OF YEAR                              $      1,557,540   $        242,468   $         42,566
                                                     ======================================================

UNIT TRANSACTIONS
    Units purchased                                               756             21,812                 11
    Units redeemed                                             (4,303)              (623)               (93)
    Units transferred                                         162,156             11,097              4,969
                                                     ------------------------------------------------------
Net increase (decrease) in units                              158,609             32,286              4,887
                                                     ======================================================

                                                                                  SERVICE CLASS 2
                                                     -------------------------------------------------------------------------
                                                           VIP                VIP                VIP                VIP
                                                       MONEY MARKET       MONEY MARKET       HIGH INCOME        HIGH INCOME
                                                     (IQ ANNUITY(TM))   (ANNUICHOICE(TM))  (IQ ANNUITY(TM))   (ANNUICHOICE(TM))
                                                         DIVISION           DIVISION           DIVISION           DIVISION
                                                         -MAY 3*-        -JANUARY 18*-         -MAY 2*-        -FEBRUARY 28*-
                                                     -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         59,723   $         28,225   $         (2,841)  $         (3,670)
  Net realized gain (loss) on sales of investments                  -                  -            (15,475)           (10,693)
  Change in net unrealized appreciation
    (depreciation) during the period                                -                  -             10,102            (14,605)
                                                     -------------------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                    59,723             28,225             (8,214)           (28,968)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                    21,548,802          6,516,740            385,093            225,244
    Contract terminations and benefits                     (3,945,302)          (306,490)            (9,116)            (3,541)
    Net transfers among investment options                  3,185,265          1,736,367            527,101            387,789
    Contract maintenance charges                                    -                  -                  -                  -
                                                     -------------------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                       20,788,765          7,946,617            903,078            609,492
                                                     -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                          20,848,488          7,974,842            894,864            580,524

Net assets, beginning of year                                       -                  -                  -                  -
                                                     -------------------------------------------------------------------------

NET ASSETS, END OF YEAR                              $     20,848,488   $      7,974,842   $        894,864   $        580,524
                                                     =========================================================================

UNIT TRANSACTIONS
    Units purchased                                         2,138,767            634,528             41,096             25,394
    Units redeemed                                           (390,102)           (30,562)              (986)              (414)
    Units transferred                                         313,500            173,309             59,209             46,956
                                                     -------------------------------------------------------------------------
Net increase (decrease) in units                            2,062,165            777,275             99,319             71,936
                                                     =========================================================================

SEE ACCOMPANYING NOTES.
* - 2001 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                  SERVICE CLASS 2
                                                     -------------------------------------------------------------------------
                                                           VIP                VIP                VIP                VIP
                                                      EQUITY-INCOME      EQUITY-INCOME          GROWTH             GROWTH
                                                     (IQ ANNUITY(TM))   (ANNUICHOICE(TM))  (IQ ANNUITY(TM))  (ANNUICHOICE(TM))
                                                         DIVISION           DIVISION           DIVISION           DIVISION
                                                         -MAY 8*-        -JANUARY 26*-        -MAY 25*-        -JANUARY 30*-
                                                     -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $        (11,865)  $         (4,717)  $         (1,073)  $         (3,521)
  Net realized gain (loss) on sales of investments            (32,903)           (30,318)            (8,294)             6,728
  Change in net unrealized appreciation
    (depreciation) during the period                           18,854             18,200                547              3,988
                                                     -------------------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                   (25,914)           (16,835)            (8,820)             7,195

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                       673,957            577,304            209,964            227,291
    Contract terminations and benefits                        (23,694)           (50,901)            (2,199)           (11,302)
    Net transfers among investment options                    700,051            587,794             18,323            370,186
    Contract maintenance charges                                    -                  -                  -                  -
                                                     -------------------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                        1,350,314          1,114,197            226,088            586,175
                                                     -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                           1,324,400          1,097,362            217,268            593,370

Net assets, beginning of year                                       -                  -                  -                  -
                                                     -------------------------------------------------------------------------

NET ASSETS, END OF YEAR                              $      1,324,400   $      1,097,362   $        217,268   $        593,370
                                                     =========================================================================

UNIT TRANSACTIONS
    Units purchased                                            68,541             58,348             24,005             26,481
    Units redeemed                                             (2,615)            (5,536)              (283)            (1,453)
    Units transferred                                          75,268             64,053              1,869             49,798
                                                     -------------------------------------------------------------------------
Net increase (decrease) in units                              141,194            116,865             25,591             74,826
                                                     =========================================================================

                                                                        SERVICE CLASS 2
                                                     ------------------------------------------------------
                                                                                                 VIP
                                                           VIP                VIP             INVESTMENT
                                                         OVERSEAS           OVERSEAS          GRADE BOND
                                                     (IQ ANNUITY(TM))   (ANNUICHOICE(TM))  (IQ ANNUITY(TM))
                                                         DIVISION           DIVISION           DIVISION
                                                         -MAY 2*-        -JANUARY 30*-         -MAY 8*-
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         (5,364)  $           (125)  $         (6,231)
  Net realized gain (loss) on sales of investments            221,632              7,816             17,265
  Change in net unrealized appreciation
    (depreciation) during the period                            1,147             (3,649)            (3,578)
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                   217,415              4,042              7,456

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                       162,751              6,866            544,272
    Contract terminations and benefits                         (3,069)              (866)           (19,693)
    Net transfers among investment options                   (314,795)            93,449          1,029,179
    Contract maintenance charges                                    -                  -                  -
                                                     ------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                         (155,113)            99,449          1,553,758
                                                     ------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                              62,302            103,491          1,561,214

Net assets, beginning of year                                       -                  -                  -
                                                     ------------------------------------------------------

NET ASSETS, END OF YEAR                              $         62,302   $        103,491   $      1,561,214
                                                     ======================================================

UNIT TRANSACTIONS
    Units purchased                                            20,123                685             53,098
    Units redeemed                                               (344)              (113)            (1,888)
    Units transferred                                         (12,030)            12,851             99,196
                                                     ------------------------------------------------------
Net increase (decrease) in units                                7,749             13,423            150,406
                                                     ======================================================

SEE ACCOMPANYING NOTES.
* - 2001 inception date for division.
Note:  Year ended unless otherwise noted.

                                                                                     SERVICE CLASS 2
                                                     -----------------------------------------------------------------------------
                                                           VIP
                                                        INVESTMENT              VIP                 VIP                 VIP
                                                        GRADE BOND         ASSET MANAGER       ASSET MANAGER         INDEX 500
                                                     (ANNUICHOICE(TM))   (IQ ANNUITY(TM))    (ANNUICHOICE(TM))   (IQ ANNUITY(TM))
                                                         DIVISION            DIVISION            DIVISION            DIVISION
                                                       -JANUARY 23*-         -MAY 8*-          -JANUARY 23*-         -MAY 4*-
                                                     -----------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         (18,890)  $            (890)  $            (385)  $          (3,510)
  Net realized gain (loss) on sales of investments              28,016              (1,833)             (1,921)            (27,870)
  Change in net unrealized appreciation
    (depreciation) during the period                            35,240               8,513               4,722              12,337
                                                     -----------------------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                     44,366               5,790               2,416             (19,043)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                      1,024,752              33,201              34,598             525,641
    Contract terminations and benefits                         (23,811)             (1,964)             (3,284)           (106,492)
    Net transfers among investment options                   2,169,611             261,717             177,858             217,324
    Contract maintenance charges                                     -                   -                   -                   -
                                                     -----------------------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                         3,170,552             292,954             209,172             636,473
                                                     -----------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                            3,214,918             298,744             211,588             617,430

Net assets, beginning of year                                        -                   -                   -                   -
                                                     -----------------------------------------------------------------------------

NET ASSETS, END OF YEAR                              $       3,214,918   $         298,744   $         211,588   $         617,430
                                                     =============================================================================

UNIT TRANSACTIONS
    Units purchased                                             97,351               3,405               3,495              54,362
    Units redeemed                                              (2,221)               (204)               (353)            (12,120)
    Units transferred                                          207,593              27,661              19,272              25,163
                                                     -----------------------------------------------------------------------------
Net increase (decrease) in units                               302,723              30,862              22,414              67,405
                                                     =============================================================================

                                                                          SERVICE CLASS 2
                                                     ---------------------------------------------------------
                                                                                VIP                VIP
                                                            VIP           ASSET MANAGER:      ASSET MANAGER:
                                                         INDEX 500            GROWTH              GROWTH
                                                     (ANNUICHOICE(TM))   (IQ ANNUITY(TM))    (ANNUICHOICE(TM))
                                                         DIVISION            DIVISION            DIVISION
                                                       -JANUARY 25*-         -MAY 24*-         -FEBRUARY 6*-
                                                     ---------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         (16,218)  $            (152)  $            (838)
  Net realized gain (loss) on sales of investments            (127,306)                (11)                (85)
  Change in net unrealized appreciation
    (depreciation) during the period                           126,280               1,199              (4,857)
                                                     ---------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                    (17,244)              1,036              (5,780)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                      1,765,234              25,813              69,505
    Contract terminations and benefits                         (79,749)               (177)                  -
    Net transfers among investment options                     438,756              19,243              44,164
    Contract maintenance charges                                     -                   -                   -
                                                     ---------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                         2,124,241              44,879             113,669
                                                     ---------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                            2,106,997              45,915             107,889

Net assets, beginning of year                                        -                   -                   -
                                                     ---------------------------------------------------------

NET ASSETS, END OF YEAR                              $       2,106,997   $          45,915   $         107,889
                                                     =========================================================

UNIT TRANSACTIONS
    Units purchased                                            202,661               2,812               6,991
    Units redeemed                                              (9,701)                (19)                  -
    Units transferred                                           57,873               2,123               5,010
                                                     ---------------------------------------------------------
Net increase (decrease) in units                               250,833               4,916              12,001
                                                     =========================================================

SEE ACCOMPANYING NOTES.
* - 2001 inception date for division.
Note: Year ended unless otherwise noted.

                                                                                     SERVICE CLASS 2
                                                     -----------------------------------------------------------------------------
                                                                                                    VIP                 VIP
                                                            VIP                 VIP               GROWTH              GROWTH
                                                        CONTRAFUND          CONTRAFUND         OPPORTUNITIES       OPPORTUNITIES
                                                     (IQ ANNUITY(TM))    (ANNUICHOICE(TM))   (IQ ANNUITY(TM))    (ANNUICHOICE(TM))
                                                         DIVISION            DIVISION            DIVISION            DIVISION
                                                         -MAY 14*-         -JANUARY 25*-         -JUNE 5*-          -MARCH 6*-
                                                     -----------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $          (2,755)  $          (5,119)  $            (378)  $            (620)
  Net realized gain (loss) on sales of investments                (501)             (4,515)             (3,593)               (149)
  Change in net unrealized appreciation
    (depreciation) during the period                            (2,649)              1,378               3,953              (1,848)
                                                     -----------------------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                     (5,905)             (8,256)                (18)             (2,617)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                        336,060             372,684              30,327              37,851
    Contract terminations and benefits                          (4,730)             (5,083)               (157)                  -
    Net transfers among investment options                     207,769             418,966              66,452              27,342
    Contract maintenance charges                                     -                   -                   -                   -
                                                     -----------------------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                           539,099             786,567              96,622              65,193
                                                     -----------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                              533,194             778,311              96,604              62,576

Net assets, beginning of year                                        -                   -                   -                   -
                                                     -----------------------------------------------------------------------------

NET ASSETS, END OF YEAR                              $         533,194   $         778,311   $          96,604   $          62,576
                                                     =============================================================================

UNIT TRANSACTIONS
    Units purchased                                             33,919              40,128               3,319               3,722
    Units redeemed                                                (506)               (576)                (18)                  -
    Units transferred                                           22,244              46,831               7,409               2,985
                                                     -----------------------------------------------------------------------------
Net increase (decrease) in units                                55,657              86,383              10,710               6,707
                                                     =============================================================================

                                                                          SERVICE CLASS 2
                                                     ---------------------------------------------------------
                                                            VIP                 VIP                 VIP
                                                         BALANCED            BALANCED         GROWTH & INCOME
                                                     (IQ ANNUITY(TM))    (ANNUICHOICE(TM))   (IQ ANNUITY(TM))
                                                         DIVISION            DIVISION            DIVISION
                                                         -MAY 2*-          -JANUARY 30*-         -MAY 4*-
                                                     ---------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $          (1,749)  $         (12,829)  $          (1,425)
  Net realized gain (loss) on sales of investments              (3,558)            (12,934)             (1,179)
  Change in net unrealized appreciation
    (depreciation) during the period                             9,430              40,704               5,374
                                                     ---------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                      4,123              14,941               2,770

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                        220,085             864,975             163,242
    Contract terminations and benefits                          (2,861)            (30,165)            (13,278)
    Net transfers among investment options                     130,899             779,359             146,429
    Contract maintenance charges                                     -                   -                   -
                                                     ---------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                           348,123           1,614,169             296,393
                                                     ---------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                              352,246           1,629,110             299,163

Net assets, beginning of year                                        -                   -                   -
                                                     ---------------------------------------------------------

NET ASSETS, END OF YEAR                              $         352,246   $       1,629,110   $         299,163
                                                     =========================================================

UNIT TRANSACTIONS
    Units purchased                                             22,615              91,562              17,114
    Units redeemed                                                (298)             (3,212)             (1,461)
    Units transferred                                           13,997              82,059              15,971
                                                     ---------------------------------------------------------
Net increase (decrease) in units                                36,314             170,409              31,624
                                                     =========================================================

SEE ACCOMPANYING NOTES.
* - 2001 inception date for division.
Note: Year ended unless otherwise noted.

                                                                                    SERVICE CLASS 2
                                                     -----------------------------------------------------------------------------
                                                            VIP                 VIP                 VIP                 VIP
                                                      GROWTH & INCOME         MID CAP             MID CAP        AGGRESSIVE GROWTH
                                                     (ANNUICHOICE(TM))   (IQ ANNUITY(TM))    (ANNUICHOICE(TM))   (IQ ANNUITY(TM))
                                                         DIVISION            DIVISION            DIVISION            DIVISION
                                                       -JANUARY 23*-         -MAY 14*-         -JANUARY 26*-        -JULY 30*-
                                                     -----------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $          (2,889)  $          (6,553)  $         (12,479)  $             (59)
  Net realized gain (loss) on sales of investments              (8,067)             40,884             (12,230)              2,279
  Change in net unrealized appreciation
    (depreciation) during the period                             7,671               5,290              84,715               1,009
                                                     -----------------------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                     (3,285)             39,621              60,006               3,229

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                        223,011             501,127           1,094,796               6,250
    Contract terminations and benefits                         (40,249)            (48,055)            (24,130)                  -
    Net transfers among investment options                     290,421             (20,644)            490,033              25,921
    Contract maintenance charges                                     -                   -                   -                   -
                                                     -----------------------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                           473,183             432,428           1,560,699              32,171
                                                     -----------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                              469,898             472,049           1,620,705              35,400

Net assets, beginning of year                                        -                   -                   -                   -
                                                     -----------------------------------------------------------------------------

NET ASSETS, END OF YEAR                              $         469,898   $         472,049   $       1,620,705   $          35,400
                                                     =============================================================================

UNIT TRANSACTIONS
    Units purchased                                             24,232              49,884             110,713                 654
    Units redeemed                                              (4,456)             (4,800)             (2,489)                  -
    Units transferred                                           31,918                 349              50,513               3,092
                                                     -----------------------------------------------------------------------------
Net increase (decrease) in units                                51,694              45,433             158,737               3,746
                                                     =============================================================================

                                                               SERVICE CLASS 2                SERVICE SHARES
                                                     -------------------------------------   -----------------
                                                           VIP                  VIP
                                                      DYNAMIC CAPITAL     DYNAMIC CAPITAL
                                                       APPRECIATION        APPRECIATION         JANUS ASPEN
                                                     (IQ ANNUITY(TM))    (ANNUICHOICE(TM))        GROWTH
                                                         DIVISION            DIVISION        (IQ ANNUITY(TM))
                                                         -JULY 5*-          -MARCH 21*-          DIVISION
                                                     -------------------------------------   -----------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $              (5)  $            (199)  $         (16,815)
  Net realized gain (loss) on sales of investments                  (1)                 (4)           (159,107)
  Change in net unrealized appreciation
    (depreciation) during the period                                88                 481            (280,926)
                                                     -------------------------------------   -----------------
Net increase (decrease) in net assets
  resulting from operations                                         82                 278            (456,848)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                          1,128               3,175             385,328
    Contract terminations and benefits                               -                   -            (114,509)
    Net transfers among investment options                         473              27,114              81,138
    Contract maintenance charges                                     -                   -                (461)
                                                     -------------------------------------   -----------------
Net increase (decrease) in net assets
  from contract related transactions                             1,601              30,289             351,496
                                                     -------------------------------------   -----------------
INCREASE (DECREASE) IN NET ASSETS                                1,683              30,567            (105,352)

Net assets, beginning of year                                        -                   -           1,342,567
                                                     -------------------------------------   -----------------

NET ASSETS, END OF YEAR                              $           1,683   $          30,567   $       1,237,215
                                                     =====================================   =================

UNIT TRANSACTIONS
    Units purchased                                                134                 287              48,010
    Units redeemed                                                   -                   -             (18,678)
    Units transferred                                               52               2,861               8,390
                                                     -------------------------------------   -----------------
Net increase (decrease) in units                                   186               3,148              37,722
                                                     =====================================   =================

SEE ACCOMPANYING NOTES.
* - 2001 inception date for division.
Note: Year ended unless otherwise noted.

                                                                                    SERVICE SHARES
                                                     -----------------------------------------------------------------------------
                                                        JANUS ASPEN         JANUS ASPEN                             JANUS ASPEN
                                                          GROWTH              GROWTH            JANUS ASPEN      AGGRESSIVE GROWTH
                                                     (ANNUICHOICE(TM))   (GRANDMASTER(TM))   AGGRESSIVE GROWTH   (ANNUICHOICE(TM))
                                                         DIVISION            DIVISION        (IQ ANNUITY(TM))        DIVISION
                                                       -JANUARY 30*-         -MAY 8*-            DIVISION          -JANUARY 25*-
                                                     -----------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $          (6,849)  $            (810)  $         (13,902)  $          (3,404)
  Net realized gain (loss) on sales of investments             (93,594)            (53,055)           (572,459)            (23,815)
  Change in net unrealized appreciation
    (depreciation) during the period                            72,037             (10,374)             64,399              (3,659)
                                                     -----------------------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                    (28,406)            (64,239)           (521,962)            (30,878)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                      1,009,102                 150             288,481             145,817
    Contract terminations and benefits                         (17,338)            (34,712)            (53,611)            (17,010)
    Net transfers among investment options                      13,661             170,611             357,904             187,565
    Contract maintenance charges                                     -                 (19)               (373)                  -
                                                     -----------------------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                         1,005,425             136,030             592,401             316,372
                                                     -----------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                              977,019              71,791              70,439             285,494

Net assets, beginning of year                                        -                   -             894,802                   -
                                                     -----------------------------------------------------------------------------

NET ASSETS, END OF YEAR                              $         977,019   $          71,791   $         965,241   $         285,494
                                                     =============================================================================

UNIT TRANSACTIONS
    Units purchased                                            140,462                  18              48,454              23,544
    Units redeemed                                              (2,629)             (4,442)            (10,408)             (3,141)
    Units transferred                                            5,006              13,523              55,882              31,505
                                                     -----------------------------------------------------------------------------
Net increase (decrease) in units                               142,839               9,099              93,928              51,908
                                                     =============================================================================

                                                                           SERVICE SHARES
                                                     ---------------------------------------------------------
                                                                                                JANUS ASPEN
                                                        JANUS ASPEN         JANUS ASPEN           CAPITAL
                                                     AGGRESSIVE GROWTH        CAPITAL          APPRECIATION
                                                     (GRANDMASTER(TM))     APPRECIATION      (ANNUICHOICE(TM))
                                                         DIVISION        (IQ ANNUITY(TM))        DIVISION
                                                        -JULY 30*-           DIVISION          -JANUARY 18*-
                                                     ---------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $             (52)  $          (8,534)  $          (2,434)
  Net realized gain (loss) on sales of investments                 (14)           (524,468)            (17,870)
  Change in net unrealized appreciation
    (depreciation) during the period                              (652)             79,195              (9,920)
                                                     ---------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                       (718)           (453,807)            (30,224)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                              -             468,566             475,309
    Contract terminations and benefits                               -            (154,735)             (7,093)
    Net transfers among investment options                      16,557             464,290             173,927
    Contract maintenance charges                                   (27)               (440)                  -
                                                     ---------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                            16,530             777,681             642,143
                                                     ---------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                               15,812             323,874             611,919

Net assets, beginning of year                                        -           1,480,497                   -
                                                     ---------------------------------------------------------

NET ASSETS, END OF YEAR                              $          15,812   $       1,804,371   $         611,919
                                                     =========================================================

UNIT TRANSACTIONS
    Units purchased                                                  -              59,863              55,818
    Units redeemed                                                  (3)            (22,320)               (939)
    Units transferred                                            1,831              59,127              24,591
                                                     ---------------------------------------------------------
Net increase (decrease) in units                                 1,828              96,670              79,470
                                                     =========================================================

SEE ACCOMPANYING NOTES.
* - 2001 inception date for division.
Note: Year ended unless otherwise noted.

                                                                                    SERVICE SHARES
                                                     -----------------------------------------------------------------------------
                                                        JANUS ASPEN
                                                          CAPITAL                               JANUS ASPEN         JANUS ASPEN
                                                       APPRECIATION         JANUS ASPEN         CORE EQUITY         CORE EQUITY
                                                     (GRANDMASTER(TM))      CORE EQUITY      (ANNUICHOICE(TM))   (GRANDMASTER(TM))
                                                         DIVISION        (IQ ANNUITY(TM))        DIVISION            DIVISION
                                                         -MAY 2*--           DIVISION          -JANUARY 23*-         -MAY 15*-
                                                     -----------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $             591   $          10,855   $           1,265   $             (41)
  Net realized gain (loss) on sales of investments            (120,469)            (48,707)               (241)             (1,245)
  Change in net unrealized appreciation
    (depreciation) during the period                           (14,128)            (24,296)             (6,981)              1,343
                                                     -----------------------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                   (134,006)            (62,148)             (5,957)                 57

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                          1,657             209,422             134,932                 100
    Contract terminations and benefits                         (34,564)            (42,493)             (1,058)             (1,159)
    Net transfers among investment options                     557,589             149,870             118,063              24,822
    Contract maintenance charges                                   (32)               (111)                  -                   -
                                                     -----------------------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                           524,650             316,688             251,937              23,763
                                                     -----------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                              390,644             254,540             245,980              23,820

Net assets, beginning of year                                        -             297,284                   -                   -
                                                     -----------------------------------------------------------------------------

NET ASSETS, END OF YEAR                              $         390,644   $         551,824   $         245,980   $          23,820
                                                     =============================================================================

UNIT TRANSACTIONS
    Units purchased                                                199              22,911              14,930                  11
    Units redeemed                                              (4,048)             (4,921)               (122)               (129)
    Units transferred                                           50,745              16,870              13,629               2,727
                                                     -----------------------------------------------------------------------------
Net increase (decrease) in units                                46,896              34,860              28,437               2,609
                                                     =============================================================================

                                                                           SERVICE SHARES
                                                     ---------------------------------------------------------
                                                                            JANUS ASPEN         JANUS ASPEN
                                                        JANUS ASPEN        INTERNATIONAL       INTERNATIONAL
                                                       INTERNATIONAL          GROWTH              GROWTH
                                                          GROWTH         (ANNUICHOICE(TM))   (GRANDMASTER(TM))
                                                     (IQ ANNUITY(TM))        DIVISION            DIVISION
                                                         DIVISION          -JANUARY 26*-         -MAY 10*-
                                                     ---------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $         (31,365)  $          (1,317)  $             401
  Net realized gain (loss) on sales of investments          (1,164,177)            (26,623)            (23,352)
  Change in net unrealized appreciation
    (depreciation) during the period                           406,480               2,301               6,021
                                                     ---------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                   (789,062)            (25,639)            (16,930)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                      1,024,389             179,956                   -
    Contract terminations and benefits                        (127,954)               (527)             (2,915)
    Net transfers among investment options                     334,221              78,713             269,198
    Contract maintenance charges                                  (646)                  -                  (2)
                                                     ---------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                         1,230,010             258,142             266,281
                                                     ---------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                              440,948             232,503             249,351

Net assets, beginning of year                                3,379,933                   -                   -
                                                     ---------------------------------------------------------

NET ASSETS, END OF YEAR                              $       3,820,881   $         232,503   $         249,351
                                                     =========================================================

UNIT TRANSACTIONS
    Units purchased                                            127,674              21,275                   -
    Units redeemed                                             (18,065)                (71)               (345)
    Units transferred                                           83,465              10,429              30,065
                                                     ---------------------------------------------------------
Net increase (decrease) in units                               193,074              31,633              29,720
                                                     =========================================================

SEE ACCOMPANYING NOTES.
* - 2001 inception date for division.
Note: Year ended unless otherwise noted.

                                                                                    SERVICE SHARES
                                                     -----------------------------------------------------------------------------
                                                                            JANUS ASPEN         JANUS ASPEN         JANUS ASPEN
                                                        JANUS ASPEN       STRATEGIC VALUE     STRATEGIC VALUE        BALANCED
                                                      STRATEGIC VALUE    (ANNUICHOICE(TM))   (GRANDMASTER(TM))   (ANNUICHOICE(TM))
                                                     (IQ ANNUITY(TM))        DIVISION            DIVISION            DIVISION
                                                         DIVISION         -FEBRUARY 13*-         -MAY 2*-         -FEBRUARY 14*-
                                                     -----------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $          (6,019)  $          (6,708)  $          (6,792)  $           4,670
  Net realized gain (loss) on sales of investments             (53,391)             (2,540)            (74,023)             (1,306)
  Change in net unrealized appreciation
    (depreciation) during the period                            (9,633)             (7,110)            (16,171)              1,812
                                                     -----------------------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                    (69,043)            (16,358)            (96,986)              5,176

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                        217,689             830,942                 414             750,771
    Contract terminations and benefits                         (16,440)            (15,590)            (78,569)            (20,645)
    Net transfers among investment options                     274,258             411,981           1,474,026             669,154
    Contract maintenance charges                                  (192)                  -                 (75)                  -
                                                     -----------------------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                           475,315           1,227,333           1,395,796           1,399,280
                                                     -----------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                              406,272           1,210,975           1,298,810           1,404,456

Net assets, beginning of year                                  223,774                   -                   -                   -
                                                     -----------------------------------------------------------------------------

NET ASSETS, END OF YEAR                              $         630,046   $       1,210,975   $       1,298,810   $       1,404,456
                                                     =============================================================================

UNIT TRANSACTIONS
    Units purchased                                             23,284              95,443                  25              79,340
    Units redeemed                                              (1,857)             (1,886)             (8,493)             (2,213)
    Units transferred                                           27,661              47,747             152,620              71,966
                                                     -----------------------------------------------------------------------------
Net increase (decrease) in units                                49,088             141,304             144,152             149,093
                                                     =============================================================================

                                                                           SERVICE SHARES
                                                     ---------------------------------------------------------
                                                        JANUS ASPEN         JANUS ASPEN         JANUS ASPEN
                                                         BALANCED        WORLDWIDE GROWTH    WORLDWIDE GROWTH
                                                     (GRANDMASTER(TM))   (ANNUICHOICE(TM))   (IQ ANNUITY(TM))
                                                         DIVISION            DIVISION            DIVISION
                                                         -MAY 4*-          -JANUARY 23*-         -JUNE 4*-
                                                     ---------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $           3,370   $          (3,056)  $            (571)
  Net realized gain (loss) on sales of investments                (702)            (26,055)            (11,197)
  Change in net unrealized appreciation
    (depreciation) during the period                             2,176              15,873               2,109
                                                     ---------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                      4,844             (13,238)             (9,659)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                          2,008             192,506             115,617
    Contract terminations and benefits                          (9,144)               (923)             (3,436)
    Net transfers among investment options                     575,123             361,540              13,111
    Contract maintenance charges                                   (18)                  -                   -
                                                     ---------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                           567,969             553,123             125,292
                                                     ---------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                              572,813             539,885             115,633

Net assets, beginning of year                                        -                   -                   -
                                                     ---------------------------------------------------------

NET ASSETS, END OF YEAR                              $         572,813   $         539,885   $         115,633
                                                     =========================================================

UNIT TRANSACTIONS
    Units purchased                                                207              23,835              12,903
    Units redeemed                                                (958)               (126)               (416)
    Units transferred                                           60,295              49,645               1,069
                                                     ---------------------------------------------------------
Net increase (decrease) in units                                59,544              73,354              13,556
                                                     =========================================================

SEE ACCOMPANYING NOTES.
* - 2001 inception date for division.
Note: Year ended unless otherwise noted.

                                                      SERVICE SHARES                          CLASS 1B SHARES
                                                     -----------------   ---------------------------------------------------------

                                                        JANUS ASPEN          PUTNAM VT           PUTNAM VT           PUTNAM VT
                                                     WORLDWIDE GROWTH     GROWTH & INCOME     GROWTH & INCOME     GROWTH & INCOME
                                                     (GRANDMASTER(TM))   (ANNUICHOICE(TM))   (IQ ANNUITY(TM))    (GRANDMASTER(TM))
                                                         DIVISION            DIVISION            DIVISION            DIVISION
                                                         -MAY 4*-           -MARCH 2*-          -JUNE 12*-           -MAY 2*-
                                                     -----------------   ---------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $            (291)  $          (5,757)  $          (1,652)  $          (1,310)
  Net realized gain (loss) on sales of investments               5,071              (2,527)             (4,029)             (7,031)
  Change in net unrealized appreciation
    (depreciation) during the period                              (609)             (3,034)             (1,503)               (347)
                                                     -----------------   ---------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                      4,171             (11,318)             (7,184)             (8,688)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                              -             735,728             283,839                 320
    Contract terminations and benefits                               -             (17,037)            (36,533)             (4,746)
    Net transfers among investment options                      46,186             625,963             137,741             232,887
    Contract maintenance charges                                    (6)                  -                   -                 (39)
                                                     -----------------   ---------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                            46,180           1,344,654             385,047             228,422
                                                     -----------------   ---------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                               50,351           1,333,336             377,863             219,734

Net assets, beginning of year                                        -                   -                   -                   -
                                                     -----------------   ---------------------------------------------------------

NET ASSETS, END OF YEAR                              $          50,351   $       1,333,336   $         377,863   $         219,734
                                                     =================   =========================================================

UNIT TRANSACTIONS
    Units purchased                                                  -              76,781              29,805                  34
    Units redeemed                                                  (1)             (1,836)             (4,145)               (509)
    Units transferred                                            5,988              66,448              15,323              24,230
                                                     -----------------   ---------------------------------------------------------
Net increase (decrease) in units                                 5,987             141,393              40,983              23,755
                                                     =================   =========================================================

                                                                          CLASS 1B SHARES
                                                     ---------------------------------------------------------
                                                         PUTNAM VT           PUTNAM VT           PUTNAM VT
                                                       INTERNATIONAL       INTERNATIONAL       INTERNATIONAL
                                                          GROWTH              GROWTH              GROWTH
                                                     (ANNUICHOICE(TM))   (IQ ANNUITY(TM))    (GRANDMASTER(TM))
                                                         DIVISION            DIVISION            DIVISION
                                                       -JANUARY 18*-        -JUNE 12*-           -JUNE 8*-
                                                     ---------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $           2,835   $          (4,176)  $            (482)
  Net realized gain (loss) on sales of investments              (5,714)             95,794              21,006
  Change in net unrealized appreciation
    (depreciation) during the period                              (711)                667               5,912
                                                     ---------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                     (3,590)             92,285              26,436

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                        149,880              37,099                   -
    Contract terminations and benefits                            (295)            (23,681)                  -
    Net transfers among investment options                      (3,689)            (78,116)            167,314
    Contract maintenance charges                                     -                   -                   -
                                                     ---------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                           145,896             (64,698)            167,314
                                                     ---------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                              142,306              27,587             193,750

Net assets, beginning of year                                        -                   -                   -
                                                     ---------------------------------------------------------

NET ASSETS, END OF YEAR                              $         142,306   $          27,587   $         193,750
                                                     =========================================================

UNIT TRANSACTIONS
    Units purchased                                             16,444               3,968                   -
    Units redeemed                                                 (35)             (2,736)                  -
    Units transferred                                            1,225               1,840              21,992
                                                     ---------------------------------------------------------
Net increase (decrease) in units                                17,634               3,072              21,992
                                                     =========================================================

SEE ACCOMPANYING NOTES.
* - 2001 inception date for division.
Note: Year ended unless otherwise noted.

                                                                                     CLASS 1B SHARES
                                                     -----------------------------------------------------------------------------
                                                         PUTNAM VT           PUTNAM VT           PUTNAM VT           PUTNAM VT
                                                      SMALL CAP VALUE     SMALL CAP VALUE     SMALL CAP VALUE       TECHNOLOGY
                                                     (ANNUICHOICE(TM))   (IQ ANNUITY(TM))    (GRANDMASTER(TM))   (ANNUICHOICE(TM))
                                                         DIVISION            DIVISION            DIVISION            DIVISION
                                                       -JANUARY 26*-         -JULY 3*-           -MAY 14*-          -MARCH 21*-
                                                     -----------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $          (3,021)  $            (946)  $          (4,452)  $            (304)
  Net realized gain (loss) on sales of investments               6,299             (11,993)            (45,260)               (905)
  Change in net unrealized appreciation
    (depreciation) during the period                            30,905              26,716              60,815              (2,813)
                                                     -----------------------------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                     34,183              13,777              11,103              (4,022)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                        253,021             125,466               6,321              22,014
    Contract terminations and benefits                          (3,254)            (45,934)            (86,143)               (300)
    Net transfers among investment options                     246,889             148,775             913,972               9,743
    Contract maintenance charges                                     -                 (10)                (58)                  -
                                                     -----------------------------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                           496,656             228,297             834,092              31,457
                                                     -----------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                              530,839             242,074             845,195              27,435

Net assets, beginning of year                                        -                   -                   -                   -
                                                     -----------------------------------------------------------------------------

NET ASSETS, END OF YEAR                              $         530,839   $         242,074   $         845,195   $          27,435
                                                     =============================================================================

UNIT TRANSACTIONS
    Units purchased                                             24,262              13,423                 593               2,348
    Units redeemed                                                (309)             (5,210)             (8,513)                (33)
    Units transferred                                           22,571              15,404              85,890                 771
                                                     -----------------------------------------------------------------------------
Net increase (decrease) in units                                46,524              23,617              77,970               3,086
                                                     =============================================================================

                                                                          CLASS 1B SHARES
                                                     ---------------------------------------------------------
                                                         PUTNAM VT           PUTNAM VT           PUTNAM VT
                                                        TECHNOLOGY          TECHNOLOGY          VOYAGER II
                                                     (IQ ANNUITY(TM))    (GRANDMASTER(TM))   (ANNUICHOICE(TM))
                                                         DIVISION            DIVISION            DIVISION
                                                        -JUNE 25*-           -MAY 2*-          -JANUARY 18*-
                                                     ---------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment income (loss)                       $            (790)  $            (108)  $          (6,408)
  Net realized gain (loss) on sales of investments             (20,728)             (1,176)            (16,036)
  Change in net unrealized appreciation
    (depreciation) during the period                               (93)             (5,395)            (12,656)
                                                     ---------------------------------------------------------
Net increase (decrease) in net assets
  resulting from operations                                    (21,611)             (6,679)            (35,100)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
  RELATED TRANSACTIONS
    Contributions from contract holders                         23,244                 100             596,364
    Contract terminations and benefits                          (2,079)                  -              (9,471)
    Net transfers among investment options                      39,703              51,178             443,580
    Contract maintenance charges                                     -                  (7)                  -
                                                     ---------------------------------------------------------
Net increase (decrease) in net assets
  from contract related transactions                            60,868              51,271           1,030,473
                                                     ---------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                               39,257              44,592             995,373

Net assets, beginning of year                                        -                   -                   -
                                                     ---------------------------------------------------------

NET ASSETS, END OF YEAR                              $          39,257   $          44,592   $         995,373
                                                     =========================================================

UNIT TRANSACTIONS
    Units purchased                                              2,324                  13              82,739
    Units redeemed                                                (237)                 (1)             (1,503)
    Units transferred                                            2,319               5,902              67,772
                                                     ---------------------------------------------------------
Net increase (decrease) in units                                 4,406               5,914             149,008
                                                     =========================================================

SEE ACCOMPANYING NOTES.
* - 2001 inception date for division.
Note: Year ended unless otherwise noted.

                                                               CLASS 1B SHARES
                                                     -------------------------------------
                                                         PUTNAM VT          PUTNAM VT
                                                        VOYAGER II         VOYAGER II
                                                     (IQ ANNUITY(TM))    (GRANDMASTER(TM))
                                                         DIVISION           DIVISION
                                                         -MAY 14*-          -JULY 3*-
                                                     -------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
   Net investment income (loss)                      $          (1,557)  $            (153)
   Net realized gain (loss) on sales of investments             23,335                (518)
   Change in net unrealized appreciation
     (depreciation) during the period                            1,009                 663
                                                     -------------------------------------
Net increase (decrease) in net assets
   resulting from operations                                    22,787                  (8)

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
   RELATED TRANSACTIONS
     Contributions from contract holders                        99,647                   -
     Contract terminations and benefits                        (25,275)               (496)
     Net transfers among investment options                      8,035             104,370
     Contract maintenance charges                                    -                  (8)
                                                     -------------------------------------
Net increase (decrease) in net assets
   from contract related transactions                           82,407             103,866
                                                     -------------------------------------
INCREASE (DECREASE) IN NET ASSETS                              105,194             103,858

Net assets, beginning of year                                        -                   -
                                                     -------------------------------------

NET ASSETS, END OF YEAR                              $         105,194   $         103,858
                                                     =====================================

UNIT TRANSACTIONS
     Units purchased                                            11,242                   -
     Units redeemed                                             (3,495)                (60)
     Units transferred                                           4,973              12,513
                                                     -------------------------------------
Net increase (decrease) in units                                12,720              12,453
                                                     =====================================

SEE ACCOMPANYING NOTES.
* - 2001 inception date for division.
Note: Year ended unless otherwise noted.

                               Separate Account I
                                       of
                        Integrity Life Insurance Company

                    Notes to Financial Statements (continued)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF OPERATIONS

Integrity Life Insurance Company ("Integrity"), a wholly owned subsidiary of the Western and Southern Life Insurance Company ("W&S"), established Separate Account I (the "Separate Account") on May 19, 1986, for the purpose of issuing flexible premium variable annuity contracts ("contracts"). The Separate Account is a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The operations of the Separate Account are part of Integrity.

Contract holders may allocate or transfer their account values to one or more of the Separate Account's investment divisions, or for certain contract holders, to a guaranteed interest division provided by Integrity, or both. Certain contract holders may also allocate or transfer a portion or all of their account values to one or more fixed guaranteed rate options of Integrity's Separate Account GPO. Certain contract holders may also allocate new contributions to a Systematic Transfer Option ("STO") which accumulates interest at a fixed rate. All STO contributions must be transferred to other investment divisions or to a guaranteed rate option within one year of the contribution.

The Separate Account investment divisions are invested in shares of corresponding investment portfolios ("Funds"): the Variable Insurance Products Fund, Variable Insurance Products Fund II and Variable Insurance Products Fund III (collectively the "Fidelity VIP Funds"), MFS Variable Insurance Trust Funds ("MFS Funds"), Janus Aspen Series ("Janus Aspen Funds"), J.P. Morgan Series Trust II Portfolios ("JPM Funds"), The Legends Fund, Inc. ("Legends Funds"), Putnam Funds, Scudder VIT Funds ("Scudder Funds"), Touchstone Variable Series Trust ("Touchstone Funds"), Van Kampen UIF Portfolios ("Van Kampen UIF Funds") and the Van Kampen UIT Portfolios ("Van Kampen UIT Funds"). The Fidelity VIP Funds are "series" type mutual funds managed by Fidelity Management and Research Company ("Fidelity Management"). The MFS Funds are managed by Massachusetts Financial Services Company ("MFS"). The Janus Aspen Funds are managed by Janus Capital Corporation. The J.P Morgan Investment Management Inc. is the investment adviser to the JPM Funds. The investment adviser of the Legends Funds is Touchstone Advisors, Inc. ("Touchstone Advisors"), a wholly owned subsidiary of W&S. The investment adviser of the Putnam Funds is Putnam Investment Management, LLC. The investment adviser for the Scudder Funds is Deutsche Asset Management, Inc. ("DeAM").The Touchstone Funds are managed by Touchstone Advisors. The Van Kampen UIF Funds are managed by Morgan Stanley Dean Witter Investment Management, Inc. The Van Kampen Funds, Inc. manage the Van Kampen UIT Funds.

The contract holders account value in a Separate Account division will vary depending on the performance of the corresponding portfolio. The Separate Account currently has two hundred twenty-eight investment divisions available (sixty-three Fidelity VIP Funds, thirty MFS Funds, thirty-two Janus Aspen Funds, nine JPM Funds, nineteen Putnam Funds, twelve Legends Funds, nine Scudder Funds, thirty-five Touchstone Funds, six Van Kampen UIF Funds and thirteen Van Kampen Funds). The investment objective of each division and its corresponding portfolio are the same. Refer to each portfolio's prospectus for a description of investment objectives.

The assets of the Separate Account are owned by Integrity. The portion of the Separate Account's assets supporting the contracts may not be used to satisfy liabilities arising out of any other business of Integrity.

BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States for unit investment trusts.

INVESTMENTS

Investments in shares of the Funds are valued at the net asset values of the respective portfolios, which approximate fair value. The difference between cost and fair value is reflected as unrealized appreciation and depreciation of investments.

Share transactions are recorded on the trade date. Realized gains and losses on sales of the Funds' shares are determined based on the identified cost basis.

Capital gain distributions are included in the reinvested dividend amounts in the Statement of Operations. Dividends from income and capital gain distributions are recorded on the ex-dividend date. Dividends and distributions from the Funds' portfolios are reinvested in the respective portfolios and are reflected in the unit values of the divisions of the Separate Account.

UNIT VALUE

Unit values for the Separate Account divisions are computed at the end of each business day. The unit value is equal to the unit value for the preceding business day multiplied by a net investment factor. This net investment factor is determined based on the value of the underlying mutual fund portfolios of the Separate Account, reinvested dividends and capital gains, new premium deposits or withdrawals and the daily asset charge for the mortality and expense risk and administrative charges. Unit values are adjusted daily for all activity in the Separate Account.

TAXES

Operations of the Separate Account are included in the income tax return of Integrity, which is taxed as a life insurance company under the Internal Revenue Code. The Separate Account will not be taxed as a regulated investment company under Subchapter L of the Internal Revenue Code. Under the provisions of the policies, Integrity has the right to charge the Separate Account for federal income tax attributable to the Separate Account. No charge is currently being made against the Separate Account for such tax since, under current tax law, Integrity pays no tax on investment income and capital gains reflected in variable annuity life insurance policy reserves. However, Integrity retains the right to charge for any federal income tax incurred which is attributable to the Separate Account if the law is changed. Charges for state and local taxes, if any, attributable to the Separate Account may also be made.

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  INVESTMENTS

The aggregate cost of portfolio shares purchased and proceeds from portfolio shares sold during the periods ended December 31, 2002 (refer to the Statement of Changes in Net Assets for the periods ended December 31, 2002 for the applicable periods) and the cost of shares held at December 31, 2002 for each division were as follows:

                              DIVISION                                               PURCHASES         SALES           COST
--------------------------------------------------------------------------------------------------------------------------------
  Baron Small Cap (AnnuiChoice(TM))                                                $   1,105,067   $     384,347   $   1,026,772
  Baron Small Cap (IQ Annuity(TM))                                                     1,791,237         728,801       1,117,220
  Baron Small Cap (GrandMaster flex3(TM))                                                 97,203             285          96,870
  Gabelli Large Cap Value (AnnuiChoice(TM))                                            2,622,095       2,342,414       1,185,620
  Gabelli Large Cap Value (IQ Annuity(TM))                                             1,207,963         561,852         884,756
  Gabelli Large Cap Value (GrandMaster flex3(TM))                                         82,437           2,303          79,707
  Harris Bretall Equity Growth (AnnuiChoice(TM))                                         366,283         284,471         372,925
  Harris Bretall Equity Growth (IQ Annuity)                                              196,238          62,374         159,458
  Harris Bretall Equity Growth (GrandMaster flex3(TM))                                    19,890              77          19,804
  Third Avenue Value (AnnuiChoice(TM))                                                 3,221,884       1,286,058       3,773,694
  Third Avenue Value (IQ Annuity(TM))                                                  4,584,903       1,498,162       4,162,961
  Third Avenue Value (GrandMaster flex3(TM))                                             179,639             184         179,417
  Touchstone Balanced (IQ Annuity(TM))                                                 1,163,620         614,720         581,536
  Touchstone Balanced (AnnuiChoice(TM))                                                  896,409         281,801       1,053,598
  Touchstone Balanced (GrandMaster flex3(TM))                                             90,383          41,046          50,442
  Touchstone Bond (IQ Annuity(TM))                                                     2,343,317         888,655       1,565,488
  Touchstone Bond (AnnuiChoice(TM))                                                    1,841,526         380,349       2,860,410
  Touchstone Bond (GrandMaster flex3(TM))                                                207,112           4,156         202,953
  Touchstone Emerging Growth (IQ Annuity(TM))                                         16,533,965      16,374,306         163,137
  Touchstone Emerging Growth (AnnuiChoice(TM))                                         1,267,260          77,008       1,325,100
  Touchstone Emerging Growth (GrandMaster flex3(TM))                                     258,667           3,058         254,764
  Touchstone Enhanced 30 (IQ Annuity(TM))                                                 17,289           1,275          17,807
  Touchstone Enhanced 30 (AnnuiChoice(TM))                                                68,381           6,183         104,638
  Touchstone Enhanced 30 (GrandMaster flex3(TM))                                          72,422           4,429          67,581
  Touchstone Large Cap Growth (IQ Annuity(TM))                                            11,582             133          12,995
  Touchstone Large Cap Growth (AnnuiChoice(TM))                                          140,250             946         148,111
  Touchstone Large Cap Growth (GrandMaster flex3(TM))                                     21,726             522          21,179
  Touchstone Growth & Income (IQ Annuity(TM))                                            124,485          32,046         102,301
  Touchstone Growth & Income (AnnuiChoice(TM))                                           330,264          56,521         302,526
  Touchstone Growth & Income (GrandMaster flex3(TM))                                      15,007              48          14,954
  Touchstone Growth/Value (IQ Annuity(TM))                                               356,775          99,211         293,670
  Touchstone Growth/Value (AnnuiChoice(TM))                                              524,732          23,949         753,638
  Touchstone Growth/Value (GrandMaster flex3(TM))                                         65,935             356          65,595
  Touchstone High Yield (IQ Annuity(TM))                                               1,858,000         779,021       1,070,916

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

                              DIVISION                                               PURCHASES         SALES           COST
--------------------------------------------------------------------------------------------------------------------------------
  Touchstone High Yield (AnnuiChoice(TM))                                          $   1,609,676   $     121,115   $   1,543,833
  Touchstone High Yield (GrandMaster flex3(TM))                                          337,132          45,775         293,815
  Touchstone International Equity (IQ Annuity(TM))                                    14,003,587      14,173,569          10,254
  Touchstone International Equity (AnnuiChoice(TM))                                       93,765           2,758         122,530
  Touchstone International Equity (GrandMaster flex3(TM))                                  2,874               5           2,869
  Touchstone Money Market (IQ Annuity(TM))                                            85,995,659      88,843,662       1,025,389
  Touchstone Money Market (AnnuiChoice(TM))                                              704,541         390,634         522,378
  Touchstone Money Market (GrandMaster flex3(TM))                                         96,159             150          96,009
  Touchstone Small Cap Value (IQ Annuity(TM))                                            672,058         118,167         569,048
  Touchstone Small Cap Value (AnnuiChoice(TM))                                           148,934         115,108         238,596
  Touchstone Small Cap Value (GrandMaster flex3(TM))                                      15,038           1,360          13,593
  Touchstone Value Plus (IQ Annuity(TM))                                                  55,077          22,223          44,280
  Touchstone Value Plus (AnnuiChoice(TM))                                                468,784         292,311         256,011
  JPM Bond (GrandMaster flex3(TM))                                                       343,139             529         342,627
  JPM Bond (IQ3(TM))                                                                   1,935,947         679,229       1,265,897
  JPM Bond (AnnuiChoice(TM))                                                             795,355         156,560         642,614
  JPM International Opportunities (GrandMaster flex3(TM))                                  4,971              20           4,952
  JPM International Opportunities (IQ3(TM))                                            3,662,162       3,561,194         149,675
  JPM International Opportunities (AnnuiChoice(TM))                                           62               -              62
  JPM Mid Cap Value (GrandMaster flex3(TM))                                               45,442             204          45,252
  JPM Mid Cap Value (IQ3(TM))                                                            166,900           4,805         161,788
  JPM Mid Cap Value (AnnuiChoice(TM))                                                     82,895          39,514          41,530
  Van Kampen Bandwidth & Telecommunications (GrandMaster flex3(TM))                        2,657              12           2,639
  Van Kampen Bandwidth & Telecommunications (AnnuiChoice(TM))                             53,935          64,013          13,805
  Van Kampen Bandwidth & Telecommunications (IQ Annuity(TM))                                 214             147             206
  Van Kampen Biotechnology & Pharmaceutical (AnnuiChoice(TM))                            760,948         708,500         360,752
  Van Kampen Biotechnology & Pharmaceutical (IQ Annuity(TM))                           1,498,004       1,243,059         281,218
  Van Kampen Biotechnology & Pharmaceutical (GrandMaster flex3(TM))                        5,059              66           4,988
  Van Kampen Emerging Markets Debt (GrandMaster flex3(TM))                                 3,179             112           3,077
  Van Kampen Emerging Markets Debt (IQ3(TM))                                             375,617          86,022         292,292
  Van Kampen Emerging Markets Debt (AnnuiChoice(TM))                                      37,512              81          37,435
  Van Kampen Internet (AnnuiChoice(TM))                                                    1,406           1,324               -
  Van Kampen Internet (IQ Annuity(TM))                                                    62,949          58,726           2,907
  Van Kampen MS High-Tech 35 Index (AnnuiChoice(TM))                                       9,327         126,207          35,263
  Van Kampen MS High-Tech 35 Index (IQ Annuity(TM))                                       47,386             414          49,359
  Van Kampen MS U.S. Multinational (AnnuiChoice(TM))                                      15,455           9,037           9,212
  Van Kampen MS U.S. Multinational (IQ Annuity(TM))                                       29,244          10,467          23,182
  Van Kampen MS U.S. Multinational (GrandMaster flex3(TM))                                26,646             159          26,496

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

                              DIVISION                                               PURCHASES         SALES           COST
--------------------------------------------------------------------------------------------------------------------------------
  Van Kampen U.S. Real Estate (GrandMaster flex3(TM))                              $     406,464   $       1,255   $     405,078
  Van Kampen U.S. Real Estate (IQ3(TM))                                                  520,855          85,852         431,473
  Van Kampen U.S. Real Estate (AnnuiChoice(TM))                                          448,665         168,614         275,592
INITIAL CLASS:
  VIP Money Market (Grandmaster(TM))                                                 157,719,083     165,442,406      28,923,915
  VIP Money Market (IQ Annuity(TM))                                                   48,248,494      49,993,632       6,773,515
  VIP High Income (Grandmaster(TM))                                                   30,188,574      32,113,849       9,623,322
  VIP Equity-Income (Grandmaster(TM))                                                 12,937,647      26,938,276      51,016,310
  VIP Growth (Grandmaster(TM))                                                         1,425,946      19,660,577      57,644,660
  VIP Overseas (Grandmaster(TM))                                                      16,495,714      20,616,444      10,528,935
  VIP II Investment Grade Bond (Grandmaster(TM))                                      18,024,366      19,119,194      25,288,756
  VIP II Investment Grade Bond (IQ Annuity(TM))                                        1,629,077       1,921,120       2,993,945
  VIP II Asset Manager (Grandmaster(TM))                                               1,891,225       7,519,307      24,830,870
  VIP II Index 500 (Grandmaster(TM))                                                   2,972,373      17,233,007      34,797,168
  VIP II Index 500 (IQ Annuity(TM))                                                      455,016       1,108,348       2,430,402
  VIP II Asset Manager: Growth (Grandmaster(TM))                                         394,213       2,033,181       7,433,767
  VIP II Contrafund (Grandmaster(TM))                                                107,463,325     119,097,980      31,080,142
  VIP III Growth Opportunities (Grandmaster(TM))                                         415,593       2,853,497       5,422,999
  VIP III Balanced (Grandmaster(TM))                                                     817,668       1,922,470       3,311,545
  VIP III Growth & Income (Grandmaster(TM))                                              755,456       4,149,279      10,172,591
SERVICE CLASS:
  VIP III Mid Cap (Grandmaster(TM))                                                    9,286,638       6,906,183       7,049,599
  VIP III Mid Cap (IQ Annuity(TM))                                                     2,906,678       2,896,101       2,159,786
  VIP High Income (IQ Annuity(TM))                                                     7,310,932       7,406,033       3,108,818
  VIP Equity-Income (IQ Annuity(TM))                                                   3,189,371       2,908,536       2,061,261
  VIP Growth (IQ Annuity(TM))                                                            613,732         890,090       2,766,818
  VIP Overseas (IQ Annuity(TM))                                                       15,098,265      15,199,494         143,520
  VIP II Asset Manager (IQ Annuity(TM))                                                  387,417         419,466         362,240
  VIP II Asset Manager: Growth (IQ Annuity(TM))                                           12,532          76,379         112,801
  VIP II Contrafund (IQ Annuity(TM))                                                   1,159,415         967,833       2,622,287
  VIP III Growth Opportunities (IQ Annuity(TM))                                           24,159         211,229         318,672
  VIP III Balanced (IQ Annuity(TM))                                                      341,927         393,696         574,112
  VIP III Growth & Income (IQ Annuity(TM))                                               200,978         731,055       1,073,242
  MFS Emerging Growth (IQ Annuity(TM))                                                   157,173         250,699         868,372
  MFS Emerging Growth (AnnuiChoice(TM))                                                  174,444          43,941         417,133
  MFS Emerging Growth (Grandmaster(TM))                                                   51,250          12,229          50,338
  MFS Investors Growth Stock (IQ Annuity(TM))                                            226,812         149,051         669,884
  MFS Investors Growth Stock (AnnuiChoice(TM))                                           146,852          16,090         326,746
  MFS Investors Growth Stock (Grandmaster(TM))                                           302,626         139,088         252,109

                              DIVISION                                               PURCHASES         SALES           COST
--------------------------------------------------------------------------------------------------------------------------------
SERVICE CLASS (CONTINUED):
  MFS Investors Growth Stock (GrandMaster flex3(TM))                               $     185,185   $          69   $     185,117
  MFS Investors Trust (IQ Annuity(TM))                                                   379,156         417,597         561,756
  MFS Investors Trust (AnnuiChoice(TM))                                                  255,395         152,695         467,586
  MFS Investors Trust (Grandmaster(TM))                                                  417,627         220,739         214,592
  MFS Mid Cap Growth (IQ Annuity(TM))                                                 19,416,257      19,439,541         769,009
  MFS Mid Cap Growth (AnnuiChoice(TM))                                                 1,266,214         994,834         459,943
  MFS Mid Cap Growth (Grandmaster(TM))                                                 4,423,212       4,891,744         574,067
  MFS Mid Cap Growth (GrandMaster flex3(TM))                                             105,846             327         105,465
  MFS New Discovery (IQ Annuity(TM))                                                  43,442,143      43,134,352         817,347
  MFS New Discovery (AnnuiChoice(TM))                                                    253,002         262,330         371,770
  MFS New Discovery (Grandmaster(TM))                                                  5,303,081       4,936,742         401,096
  MFS New Discovery (GrandMaster flex3(TM))                                               13,153              72          13,081
  MFS Capital Opportunities (IQ Annuity(TM))                                             485,298         889,255       1,965,978
  MFS Capital Opportunities (AnnuiChoice(TM))                                            175,737         126,280         255,479
  MFS Capital Opportunities (Grandmaster(TM))                                            530,236         987,415         805,154
  MFS Capital Opportunities (GrandMaster flex3(TM))                                       53,030          11,489          42,231
  MFS Total Return (IQ Annuity(TM))                                                    2,942,381       1,744,609       3,885,852
  MFS Total Return (AnnuiChoice(TM))                                                   2,229,403         746,436       3,154,894
  MFS Total Return (Grandmaster(TM))                                                  10,079,606       5,234,312       5,679,002
  MFS Total Return (GrandMaster flex3(TM))                                               412,060             781         411,210
  MFS Research (AnnuiChoice(TM))                                                         138,793          40,207         340,518
  MFS Research (Grandmaster(TM))                                                       3,910,888       3,900,038          31,224
  MFS Research (IQ3(TM))                                                                   9,552               7           9,545
  MFS Research (GrandMaster flex3(TM))                                                    85,229             391          84,762
SERVICE CLASS2:
  VIP Money Market (IQ Annuity(TM))                                                  275,257,037     274,270,318      21,832,106
  VIP Money Market (AnnuiChoice(TM))                                                  39,718,799      40,292,648       7,403,470
  VIP Money Market (GrandMaster flex3(TM))                                             1,008,738         462,573         546,165
  VIP High Income (IQ Annuity(TM))                                                     8,037,227       8,015,279         988,821
  VIP High Income (AnnuiChoice(TM))                                                    1,715,875       1,037,081       1,161,405
  VIP Equity-Income (IQ Annuity(TM))                                                  20,452,796      19,111,774       2,173,920
  VIP Equity-Income (AnnuiChoice(TM))                                                  3,632,212       2,028,332       2,576,105
  VIP Equity-Income (GrandMaster flex3(TM))                                              488,583           4,053         484,550
  VIP Growth (IQ Annuity(TM))                                                          2,983,443       2,484,009         436,040
  VIP Growth (AnnuiChoice(TM))                                                         1,067,788         743,572         645,490
  VIP Growth (GrandMaster flex3(TM))                                                     165,746          12,668         153,068
  VIP Overseas (IQ Annuity(TM))                                                       64,233,889      64,708,535         221,985
  VIP Overseas (AnnuiChoice(TM))                                                       4,918,185       4,956,433          70,326
  VIP Investment Grade Bond (IQ Annuity(TM))                                           6,828,914       2,398,729       6,025,250

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

                              DIVISION                                               PURCHASES         SALES           COST
--------------------------------------------------------------------------------------------------------------------------------
SERVICE CLASS 2 (CONTINUED):
  VIP Investment Grade Bond (AnnuiChoice(TM))                                      $   6,881,959   $   1,576,019   $   8,530,404
  VIP Asset Manager (IQ Annuity(TM))                                                     724,469         435,687         510,624
  VIP Asset Manager (AnnuiChoice(TM))                                                    369,293         138,598         414,169
  VIP Index 500 (IQ Annuity(TM))                                                      20,932,336      19,219,638       2,332,713
  VIP Index 500 (AnnuiChoice(TM))                                                      4,408,222       4,282,704       1,786,967
  VIP Asset Manager: Growth (IQ Annuity(TM))                                             102,131          24,814         118,375
  VIP Asset Manager: Growth (AnnuiChoice(TM))                                             75,652          39,380         133,398
  VIP Balanced (IQ Annuity(TM))                                                        1,069,894         481,702         878,509
  VIP Balanced (AnnuiChoice(TM))                                                         526,273         562,346       1,466,596
  VIP Contrafund (IQ Annuity(TM))                                                      3,249,672       2,115,578       1,670,937
  VIP Contrafund (AnnuiChoice(TM))                                                     1,242,645         423,117       1,544,509
  VIP Contrafund (GrandMaster flex3(TM))                                                 549,212          10,343         537,870
  VIP Growth Opportunities (IQ Annuity(TM))                                               36,802          73,216          46,171
  VIP Growth Opportunities (AnnuiChoice(TM))                                             128,237          29,855         153,547
  VIP Growth Opportunities (GrandMaster flex3(TM))                                         1,073              16           1,056
  VIP Growth & Income (IQ Annuity(TM))                                                 1,116,608         181,963       1,193,034
  VIP Growth & Income (AnnuiChoice(TM))                                                  638,768         196,012         874,285
  VIP Growth & Income (GrandMaster flex3(TM))                                             74,095           2,384          71,734
  VIP Mid Cap (IQ Annuity(TM))                                                        32,367,433      30,086,038       2,211,518
  VIP Mid Cap (AnnuiChoice(TM))                                                        5,602,926       4,478,464       2,335,182
  VIP Mid Cap (GrandMaster flex3(TM))                                                     77,276           1,844          75,216
  VIP Aggressive Growth (IQ Annuity(TM))                                               2,223,029       2,218,946          25,832
  VIP Dynamic Capital Appreciation (IQ Annuity(TM))                                       14,311           6,963           9,067
  VIP Dynamic Capital Appreciation (AnnuiChoice(TM))                                      15,766          22,808          23,897
SERVICE SHARES:
  Janus Aspen Growth (IQ Annuity(TM))                                                    261,771         571,756       1,072,231
  Janus Aspen Growth (AnnuiChoice(TM))                                                 2,292,709       2,499,802         689,918
  Janus Aspen Growth (Grandmaster(TM))                                                   430,423         367,985         101,867
  Janus Aspen Growth (GrandMaster flex3(TM))                                              46,616           6,908          38,349
  Janus Aspen Aggressive Growth (IQ Annuity(TM))                                         320,096         454,742         719,674
  Janus Aspen Aggressive Growth (AnnuiChoice(TM))                                         89,900          41,673         321,346
  Janus Aspen Aggressive Growth (Grandmaster(TM))                                      3,649,811       3,515,351         133,443
  Janus Aspen Aggressive Growth (GrandMaster flex3(TM))                                   12,872              52          12,810
  Janus Aspen Capital Appreciation (IQ Annuity(TM))                                      554,510         815,663       1,471,228
  Janus Aspen Capital Appreciation (AnnuiChoice(TM))                                     347,640         232,488         673,235
  Janus Aspen Capital Appreciation (Grandmaster(TM))                                     518,573         535,164         292,015
  Janus Aspen Capital Appreciation (GrandMaster flex3(TM))                               109,233             114         109,115
  Janus Aspen Core Equity (IQ Annuity(TM))                                               632,782         325,887         827,488
  Janus Aspen Core Equity (AnnuiChoice(TM))                                              104,837          98,785         245,300
  Janus Aspen Core Equity (Grandmaster(TM))                                               71,270          28,766          66,162

                              DIVISION                                               PURCHASES         SALES           COST
--------------------------------------------------------------------------------------------------------------------------------
SERVICE SHARES (CONTINUED):
  Janus Aspen Core Equity (GrandMaster flex3(TM))                                  $      36,910   $          60   $      36,848
  Janus Aspen International Growth (IQ Annuity(TM))                                   80,369,445      81,509,246       2,440,588
  Janus Aspen International Growth (AnnuiChoice(TM))                                   3,470,314       3,464,367         203,338
  Janus Aspen International Growth (Grandmaster(TM))                                   2,201,117       2,390,786          48,622
  Janus Aspen International Growth (GrandMaster flex3(TM))                                42,032             102          41,914
  Janus Aspen Strategic Value (IQ Annuity(TM))                                         1,798,295       1,764,331         604,985
  Janus Aspen Strategic Value (AnnuiChoice(TM))                                          187,249         493,126         769,604
  Janus Aspen Strategic Value (Grandmaster(TM))                                          749,574         938,765         989,338
  Janus Aspen Strategic Value (GrandMaster flex3(TM))                                     17,287              52          17,231
  Janus Aspen Balanced (AnnuiChoice(TM))                                                 990,461         368,342       1,982,503
  Janus Aspen Balanced (Grandmaster(TM))                                                 557,827         465,343         640,573
  Janus Aspen Balanced (GrandMaster flex3(TM))                                            92,350           4,030          88,409
  Janus Aspen Balanced (IQ3(TM))                                                         176,779         126,026          50,225
  Janus Aspen Worldwide Growth (AnnuiChoice(TM))                                       3,314,697       3,146,385         551,189
  Janus Aspen Worldwide Growth (IQ Annuity(TM))                                        1,201,183         739,356         477,204
  Janus Aspen Worldwide Growth (Grandmaster(TM))                                         368,395         194,538         211,232
  Janus Aspen Worldwide Growth (GrandMaster flex3(TM))                                    51,276              33          51,236
CLASS 1B SHARES:
  Putnam VT Growth & Income (AnnuiChoice(TM))                                            546,430         594,932       1,123,153
  Putnam VT Growth & Income (IQ Annuity(TM))                                             787,889         233,669         884,603
  Putnam VT Growth & Income (Grandmaster(TM))                                            609,595         350,193         403,533
  Putnam VT Growth & Income (GrandMaster flex3(TM))                                       49,642             160          49,463
  Putnam VT International Growth (AnnuiChoice(TM))                                     5,164,479       4,902,854         397,654
  Putnam VT International Growth (IQ Annuity(TM))                                     33,307,612      33,094,696         542,992
  Putnam VT International Growth (Grandmaster(TM))                                     4,108,248       3,724,600         457,985
  Putnam VT International Growth (GrandMaster flex3(TM))                                 155,033           6,294         148,933
  Putnam VT Small Cap Value (AnnuiChoice(TM))                                          2,057,572       1,325,720       1,170,692
  Putnam VT Small Cap Value (IQ Annuity(TM))                                           2,434,690       1,631,537         923,737
  Putnam VT Small Cap Value (Grandmaster(TM))                                         11,255,016       5,449,447       5,213,067
  Putnam VT Small Cap Value (GrandMaster flex3(TM))                                       38,888              86          38,779
  Putnam VT Technology (AnnuiChoice(TM))                                                 757,911         743,953               -
  Putnam VT Technology (IQ Annuity(TM))                                                3,802,737       3,741,641               -
  Putnam VT Technology (Grandmaster(TM))                                                   1,678          34,259               -
  Putnam VT Voyager II (AnnuiChoice(TM))                                                 191,414         357,029         707,079
  Putnam VT Voyager II (IQ Annuity(TM))                                               18,493,605      18,182,121         169,174
  Putnam VT Voyager II (Grandmaster(TM))                                               4,002,508       3,966,015          80,407
  Putnam VT Voyager II (GrandMaster flex3(TM))                                            16,824              78          16,746

                              DIVISION                                               PURCHASES         SALES           COST
--------------------------------------------------------------------------------------------------------------------------------
CLASS B SHARES:
  Scudder EAFE Equity Index (GrandMaster flex3(TM))                                $       1,114   $           5   $       1,109
  Scudder EAFE Equity Index (IQ3(TM))                                                  2,352,607       2,166,266         177,620
  Scudder Equity 500 Index (GrandMaster flex3(TM))                                        58,363           1,794          56,610
  Scudder Equity 500 Index (IQ3(TM))                                                     449,711         247,332         202,694
  Scudder Small Cap Index (GrandMaster flex3(TM))                                         17,211              56          17,140
  Scudder Small Cap Index (IQ3(TM))                                                      167,332          32,268         127,921
  Scudder VIT EAFE Equity Index (AnnuiChoice(TM))                                         17,260           1,082          15,962
  Scudder VIT Equity 500 Index (AnnuiChoice(TM))                                       1,519,464       1,441,708          93,150
  Scudder VIT Small Cap Index (AnnuiChoice(TM))                                            2,761              50           2,703

                                                                                                                   -------------
                                                                                                                   $ 493,224,214
                                                                                                                   =============

3. EXPENSES

Integrity assumes mortality and expense risks and incurs certain administrative expenses related to the operations of the Separate Account and deducts a charge from the assets of the Separate Account at an annual rate. There are five contracts currently offered by the Separate Account: GrandMaster III ("Grandmaster"), Grandmaster FLEX3, IQ the SmartAnnuity ("IQ Annuity"), IQ3 the Smart Annuity ("IQ3") and AnnuiChoice. Grandmaster and AnnuiChoice each have a deferred sales load charge and a lower mortality and expense annual rate. IQ Annuity and IQ3 have no sales load charges on its contracts and carries a higher mortality and expense annual rate. Grandmaster charges an annual rate of 1.20% and 0.15% of net assets, GransMaster FLEX3 charges an annual rate of 1.40% and 0.15% of net assets, IQ Annuity and IQ3 charge an annual rate of 1.30% and 0.15% of net assets, and AnnuiChoice charges an annual rate of 0.85% and 0.15% of net assets, respectively, for mortality and expense risks and administrative expenses. For Grandmaster, IQ Annuity, IQ3 and Annuichoice, an annual administrative charge of $30 per contract is assessed if the participant's account value is less than $50,000 at the end of any participation year prior to the participant's retirement date (as defined by the participant's contract). For GrandMaster FLEX3 an annual administrative charge of $50 per contract is assessed.

4.  FINANCIAL HIGHLIGHTS

A summary of unit values and units outstanding for variable annuity contracts, investment income and expense ratios, excluding expenses of the underlying funds, capital gain dividend distributions and total returns are presented for the periods ended December 31, 2002 (refer to the Statement of Changes in Net Assets for the periods ended December 31, 2002 for the applicable periods).

                                                                                            UNIT FAIR VALUE
                                                                             UNITS        --------------------      NET ASSETS
DIVISION                                                         YEAR        (000s)       LOWEST       HIGHEST        (000s)
------------------------------------------------------------------------------------------------------------------------------
Baron Small Cap (AnnuiChoice(TM))
                                                                 2002           109       $ 8.00       $ 10.88      $      939
                                                                 2001            34         8.02         10.39             345

Baron Small Cap (IQ Annuity(TM))
                                                                 2002           129         7.98         10.88           1,103
                                                                 2001            14         8.05         10.44             143

Baron Small Cap (GrandMaster flex3(TM))
                                                                 2002            12        10.00          7.44              94

Gabelli Large Cap Value (AnnuiChoice(TM))
                                                                 2002           175         4.15          7.97             944
                                                                 2001           153         6.86         10.54           1,198

Gabelli Large Cap Value (IQ Annuity(TM))
                                                                 2002           128         8.21          4.26             706
                                                                 2001            37         7.08         10.43             300

Gabelli Large Cap Value (GrandMaster flex3(TM))
                                                                 2002            11         5.86         10.12              80

Harris Bretall Equity Growth (AnnuiChoice(TM))
                                                                 2002            50         5.24          8.60             283
                                                                 2001            48         6.48         10.49             394

Harris Bretall Equity Growth (IQ Annuity(TM))
                                                                 2002            25         5.25          8.65             140
                                                                 2001             5         6.53         10.58              43

Harris Bretall Equity Growth (GrandMaster flex3(TM))
                                                                 2002             2         7.07         10.00              19

Third Avenue Value (AnnuiChoice(TM))
                                                                 2002           374         7.44         11.64           3,308
                                                                 2001           186         8.89         11.48           2,010

Third Avenue Value (IQ Annuity(TM))
                                                                 2002           456         6.76         10.61           3,663
                                                                 2001           137         8.13         10.50           1,356

                                                                   CAPITAL GAIN    INVESTMENT
                                                                     DIVIDEND        INCOME       EXPENSE     TOTAL
DIVISION                                                           DISTRIBUTION     RATIO(1)       RATIO    RETURN(2)
---------------------------------------------------------------------------------------------------------------------
Baron Small Cap (AnnuiChoice(TM))
                                                                      $     -          0.00%         1.00%     (15.03%)
                                                                            -          0.00%         1.00%       1.10%

Baron Small Cap (IQ Annuity(TM))
                                                                            -          0.00%         1.45%     (15.40%)
                                                                            -          0.00%         1.45%       1.30%

Baron Small Cap (GrandMaster flex3(TM))
                                                                            -          0.00%         1.55%     (20.10%)

Gabelli Large Cap Value (AnnuiChoice(TM))
                                                                            -          0.05%         1.00%     (31.20%)
                                                                        9,620          2.84%         1.00%     (21.80%)

Gabelli Large Cap Value (IQ Annuity(TM))
                                                                            -          0.07%         1.45%     (31.64%)
                                                                        1,002          2.21%         1.45%     (19.40%)

Gabelli Large Cap Value (GrandMaster flex3(TM))
                                                                            -          0.07%         1.55%     (24.20%)

Harris Bretall Equity Growth (AnnuiChoice(TM))
                                                                            -          0.00%         1.00%     (31.18%)
                                                                       16,722          0.00%         1.00%     (17.90%)

Harris Bretall Equity Growth (IQ Annuity(TM))
                                                                            -          0.00%         1.45%     (31.48%)
                                                                        6,777          0.00%         1.45%     (17.40%)

Harris Bretall Equity Growth (GrandMaster flex3(TM))
                                                                            -          0.00%         1.55%     (23.90%)

Third Avenue Value (AnnuiChoice(TM))
                                                                            -          1.79%         1.00%     (18.28%)
                                                                            -          1.24%         1.00%       8.30%

Third Avenue Value (IQ Annuity(TM))
                                                                            -          2.02%         1.45%     (18.71%)
                                                                            -          1.45%         1.45%      (1.10%)

(1)  Results for periods of less than one year have been annualized.
(2)  Results for periods of less than one year have not been annualized.
* -  Less than 1,000.

                                                                                       UNIT VALUE                     CAPITAL GAIN
                                                                      UNITS       --------------------  NET ASSETS      DIVIDEND
                      DIVISION                               YEAR     (000s)      LOWEST       HIGHEST    (000s)      DISTRIBUTION
-----------------------------------------------------------------------------------------------------------------------------------
Third Avenue Value (GrandMaster flex3(TM))
                                                             2002         24    $     6.41     $ 10.00  $      184    $           -

Touchstone Balanced (IQ Annuity(TM))
                                                             2002         64          8.24       10.26         583               52
                                                             2001          6          9.29       10.19          63              708

Touchstone Balanced (AnnuiChoice(TM))
                                                             2002        110          8.23       10.22       1,005               90
                                                             2001         46          9.23       10.14         462            5,168

Touchstone Balanced (GrandMaster flex3(TM))
                                                             2002          6          8.22       10.06          50                4

Touchstone Bond (IQ Annuity(TM))
                                                             2002        135         10.16       10.89       1,470                -
                                                             2001          8          9.99       10.51          84                -

Touchstone Bond (AnnuiChoice(TM))
                                                             2002        245         10.34       11.12       2,717                -
                                                             2001        128          9.89       10.67       1,330                -

Touchstone Bond (GrandMaster flex3(TM))
                                                             2002         18         10.00       10.50         189                -

Touchstone Emerging Growth (IQ Annuity(TM))
                                                             2002         19          6.76       10.45         150            3,447
                                                             2001          3          7.73       10.18          30           66,868

Touchstone Emerging Growth (AnnuiChoice(TM))
                                                             2002        156          6.54       10.08       1,169           26,396
                                                             2001         15          7.44       10.22         150           11,966

Touchstone Emerging Growth (GrandMaster flex3(TM))
                                                             2002         32          6.68       10.00         241            5,058

Touchstone Enhanced 30 (IQ Annuity(TM))
                                                             2002          2          6.39        9.97          16                -
                                                             2001          -*         7.95       10.11           2                -

Touchstone Enhanced 30 (AnnuiChoice(TM))
                                                             2002         12          6.29        9.79          84                -
                                                             2001          5          7.78       10.04          43                -

Touchstone Enhanced 30 (GrandMaster flex3(TM))
                                                             2002          8          6.78       10.01          64                -

                                                                   INVESTMENT
                                                                     INCOME        EXPENSE     TOTAL
                      DIVISION                                      RATIO(1)        RATIO    RETURN(2)
------------------------------------------------------------------------------------------------------
Third Avenue Value (GrandMaster flex3(TM))
                                                                        1.23%         1.55%     (23.80%)

Touchstone Balanced (IQ Annuity(TM))
                                                                        3.04%         1.45%     (10.42%)
                                                                       20.98%         1.45%       1.70%

Touchstone Balanced (AnnuiChoice(TM))
                                                                        3.32%         1.00%     (10.07%)
                                                                       12.68%         1.00%       1.30%

Touchstone Balanced (GrandMaster flex3(TM))
                                                                        3.66%         1.55%      (9.10%)

Touchstone Bond (IQ Annuity(TM))
                                                                       16.97%         1.45%       6.36%
                                                                       37.00%         1.45%       2.20%

Touchstone Bond (AnnuiChoice(TM))
                                                                       11.76%         1.00%       6.83%
                                                                       19.39%         1.00%       3.90%

Touchstone Bond (GrandMaster flex3(TM))
                                                                       54.10%         1.55%       4.90%

Touchstone Emerging Growth (IQ Annuity(TM))
                                                                        1.62%         1.45%     (23.47%)
                                                                        0.00%         1.45%       1.00%

Touchstone Emerging Growth (AnnuiChoice(TM))
                                                                        4.74%         1.00%     (23.02%)
                                                                        0.00%         1.00%      (2.70%)

Touchstone Emerging Growth (GrandMaster flex3(TM))
                                                                       15.16%         1.55%     (23.60%)

Touchstone Enhanced 30 (IQ Annuity(TM))
                                                                        2.99%         1.45%     (23.77%)
                                                                        5.33%         1.45%      (4.50%)

Touchstone Enhanced 30 (AnnuiChoice(TM))
                                                                        1.53%         1.00%     (23.48%)
                                                                        3.94%         1.00%      (6.30%)

Touchstone Enhanced 30 (GrandMaster flex3(TM))
                                                                        3.56%         1.55%     (22.80%)

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* - Less than 1,000.

                                                                                       UNIT VALUE                    CAPITAL GAIN
                                                                      UNITS       -------------------- NET ASSETS      DIVIDEND
                      DIVISION                               YEAR     (000s)      LOWEST       HIGHEST    (000s)      DISTRIBUTION
-----------------------------------------------------------------------------------------------------------------------------------
Touchstone Large Cap Growth (IQ Annuity(TM))
                                                             2002          1          5.85        9.81           9                -
                                                             2001          -*         7.64       10.06           2                -

Touchstone Large Cap Growth (AnnuiChoice(TM))
                                                             2002         22          5.89        9.83         137                -
                                                             2001          1          7.64       10.06          10                -

Touchstone Large Cap Growth (GrandMaster flex3(TM))
                                                             2002          3          6.98       10.00          20                -

Touchstone Growth & Income (IQ Annuity(TM))
                                                             2002         12          7.12       10.30          93            3,696
                                                             2001          1          8.38       10.14          13              414

Touchstone Growth & Income (AnnuiChoice(TM))
                                                             2002         35          6.94       10.01         278           11,303
                                                             2001          4          8.12       10.14          37            1,135

Touchstone Growth & Income (GrandMaster flex3(TM))
                                                             2002          2          7.06       10.06          14              515

Touchstone Growth/Value (IQ Annuity(TM))
                                                             2002         47          4.55        8.46         242                -
                                                             2001         11          6.50       10.05          91                -

Touchstone Growth/Value (AnnuiChoice(TM))
                                                             2002        108          4.95        9.17         605                -
                                                             2001         30          7.04       10.20         262                -

Touchstone Growth/Value (GrandMaster flex3(TM))
                                                             2002          8          6.68       10.00          64                -

Touchstone High Yield (IQ Annuity(TM))
                                                             2002        106          9.09       10.37       1,072                -
                                                             2001          2          9.33       10.12          24                -

Touchstone High Yield (AnnuiChoice(TM))
                                                             2002        148          9.23       10.51       1,514                -
                                                             2001          6          9.43       10.23          56                -

Touchstone High Yield (GrandMaster flex3(TM))
                                                             2002         29          8.86       10.05         282                -

                                                                   INVESTMENT
                                                                     INCOME        EXPENSE     TOTAL
                      DIVISION                                      RATIO(1)        RATIO    RETURN(2)
------------------------------------------------------------------------------------------------------
Touchstone Large Cap Growth (IQ Annuity(TM))
                                                                        0.00%         1.45%     (35.40%)
                                                                        0.00%         1.45%      (3.40%)

Touchstone Large Cap Growth (AnnuiChoice(TM))
                                                                        0.00%         1.00%     (35.12%)
                                                                        0.00%         1.00%      (3.20%)

Touchstone Large Cap Growth (GrandMaster flex3(TM))
                                                                        0.00%         1.55%     (25.70%)

Touchstone Growth & Income (IQ Annuity(TM))
                                                                        8.44%         1.45%     (16.20%)
                                                                       18.31%         1.45%      (3.70%)

Touchstone Growth & Income (AnnuiChoice(TM))
                                                                       11.40%         1.00%     (15.74%)
                                                                       11.77%         1.00%      (6.60%)

Touchstone Growth & Income (GrandMaster flex3(TM))
                                                                       15.47%         1.55%     (20.00%)

Touchstone Growth/Value (IQ Annuity(TM))
                                                                        0.00%         1.45%     (37.20%)
                                                                        0.00%         1.45%     (18.00%)

Touchstone Growth/Value (AnnuiChoice(TM))
                                                                        0.00%         1.00%     (37.01%)
                                                                        0.00%         1.00%     (11.10%)

Touchstone Growth/Value (GrandMaster flex3(TM))
                                                                        0.00%         1.55%     (24.50%)

Touchstone High Yield (IQ Annuity(TM))
                                                                       18.68%         1.45%       1.31%
                                                                       70.54%         1.45%      (0.50%)

Touchstone High Yield (AnnuiChoice(TM))
                                                                       21.02%         1.00%       1.89%
                                                                       32.76%         1.00%       0.70%

Touchstone High Yield (GrandMaster flex3(TM))
                                                                       66.85%         1.55%      (1.70%)

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 1,000.

                                                                                      UNIT VALUE                      CAPITAL GAIN
                                                                      UNITS       --------------------   NET ASSETS     DIVIDEND
                      DIVISION                               YEAR     (000s)      LOWEST       HIGHEST     (000s)     DISTRIBUTION
-----------------------------------------------------------------------------------------------------------------------------------
Touchstone International Equity (IQ Annuity(TM))
                                                             2002          1          6.44        9.49          10                -
                                                             2001          -          8.16       10.38           -                -

Touchstone International Equity (AnnuiChoice(TM))
                                                             2002         15          6.06        8.90          99                -
                                                             2001          4          7.64       10.00          31                -

Touchstone International Equity (GrandMaster flex3(TM))
                                                             2002          -*         6.99       10.00           3                -

Touchstone Money Market (IQ Annuity(TM))
                                                             2002        102         10.05       10.07       1,025                -
                                                             2001        385         10.00       10.05       3,872                -

Touchstone Money Market (AnnuiChoice(TM))
                                                             2002         51         10.10       10.16         522                -
                                                             2001         21         10.00       10.10         208                -

Touchstone Money Market (GrandMaster flex3(TM))
                                                             2002         10          9.99       10.00          96                -

Touchstone Small Cap Value (IQ Annuity(TM))
                                                             2002         70          6.68       10.71         555                -
                                                             2001          2          7.10       10.46          17                -

Touchstone Small Cap Value (AnnuiChoice(TM))
                                                             2002         27          6.83       10.90         218                -
                                                             2001         24          7.22       10.65         251                -

Touchstone Small Cap Value (GrandMaster flex3(TM))
                                                             2002          2          6.71       10.00          14                -

Touchstone Value Plus (IQ Annuity(TM))
                                                             2002          5          6.08        9.87          35               14
                                                             2001          2          8.26       10.12          18                -

Touchstone Value Plus (AnnuiChoice(TM))
                                                             2002         29          6.12        9.89         201               84
                                                             2001          8          8.27       10.12          80                -

JPM Bond (GrandMaster flex3(TM))
                                                             2002         33         10.00       10.60         348                -

                                                                   INVESTMENT
                                                                     INCOME        EXPENSE     TOTAL
                      DIVISION                                      RATIO(1)        RATIO    RETURN(2)
------------------------------------------------------------------------------------------------------
Touchstone International Equity (IQ Annuity(TM))
                                                                        0.05%         1.45%     (24.68%)
                                                                        0.00%         1.45%      (6.80%)

Touchstone International Equity (AnnuiChoice(TM))
                                                                        1.06%         1.00%     (24.37%)
                                                                        0.00%         1.00%     (12.60%)

Touchstone International Equity (GrandMaster flex3(TM))
                                                                        2.22%         1.55%     (23.80%)

Touchstone Money Market (IQ Annuity(TM))
                                                                        1.58%         1.45%       0.10%
                                                                        2.29%         1.45%       0.50%

Touchstone Money Market (AnnuiChoice(TM))
                                                                        1.51%         1.00%       0.59%
                                                                        2.79%         1.00%       1.00%

Touchstone Money Market (GrandMaster flex3(TM))
                                                                        0.12%         1.55%      (0.10%)

Touchstone Small Cap Value (IQ Annuity(TM))
                                                                        0.00%         1.45%     (23.66%)
                                                                        1.10%         1.45%       4.40%

Touchstone Small Cap Value (AnnuiChoice(TM))
                                                                        0.00%         1.00%     (23.33%)
                                                                        1.35%         1.00%       6.30%

Touchstone Small Cap Value (GrandMaster flex3(TM))
                                                                        0.00%         1.55%     (20.00%)

Touchstone Value Plus (IQ Annuity(TM))
                                                                        0.98%         1.45%     (27.71%)
                                                                        6.35%         1.45%      (3.30%)

Touchstone Value Plus (AnnuiChoice(TM))
                                                                        1.51%         1.00%     (27.45%)
                                                                        4.66%         1.00%      (3.10%)

JPM Bond (GrandMaster flex3(TM))
                                                                        0.00%         1.55%       5.90%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 1,000.

                                                                                       UNIT VALUE                     CAPITAL GAIN
                                                                      UNITS       --------------------  NET ASSETS      DIVIDEND
                      DIVISION                               YEAR     (000s)      LOWEST       HIGHEST    (000s)      DISTRIBUTION
-----------------------------------------------------------------------------------------------------------------------------------
JPM Bond (IQ3(TM))
                                                             2002        122          9.96       10.60       1,291               -

JPM Bond (AnnuiChoice(TM))
                                                             2002         62          9.94       10.60         656               -

JPM International Opportunities (GrandMaster flex3(TM))
                                                             2002          1          7.03       10.00           5               -

JPM International Opportunities (IQ3(TM))
                                                             2002         19          7.16       10.23         149               -

JPM International Opportunities (AnnuiChoice(TM))
                                                             2002          -*         7.29       10.39           0               -

JPM Mid Cap Value (GrandMaster flex3(TM))
                                                             2002          5          7.79       10.06          45               -

JPM Mid Cap Value (IQ3(TM))
                                                             2002         18          7.87       10.20         163               -

JPM Mid Cap Value (AnnuiChoice(TM))
                                                             2002          5          7.87       10.19          42               -

Van Kampen Bandwidth & Telecommunications (GrandMaster
flex3(TM))
                                                             2002        - *          3.50       10.00           1               -

Van Kampen Bandwidth & Telecommunications (AnnuiChoice(TM))
                                                             2002          8          0.90        5.17           9               -
                                                             2001         19          3.64       10.51          88               -

Van Kampen Bandwidth & Telecommunications (IQ Annuity(TM))
                                                             2002        - *          1.12        6.47           0               -
                                                             2001        - *          4.56       10.27           0               -

Van Kampen Biotechnology & Pharmaceutical (AnnuiChoice(TM))
                                                             2002         49          5.39        9.43         303               -
                                                             2001         50          7.28       10.47         477               -

Van Kampen Biotechnology & Pharmaceutical (IQ Annuity(TM))
                                                             2002         37          5.84       10.23         252               -
                                                             2001         26          8.52       11.40         271               -

Van Kampen Biotechnology & Pharmaceutical (GrandMaster
flex3(TM))
                                                             2002          1          7.23       10.14           5               -

                                                                   INVESTMENT
                                                                     INCOME        EXPENSE     TOTAL
                      DIVISION                                      RATIO(1)        RATIO    RETURN(2)
------------------------------------------------------------------------------------------------------
JPM Bond (IQ3(TM))
                                                                        0.00%         1.45%       5.90%

JPM Bond (AnnuiChoice(TM))
                                                                        0.00%         1.00%       5.90%

JPM International Opportunities (GrandMaster flex3(TM))
                                                                        0.00%         1.55%     (21.70%)

JPM International Opportunities (IQ3(TM))
                                                                        0.00%         1.45%     (20.20%)

JPM International Opportunities (AnnuiChoice(TM))
                                                                        0.00%         1.00%     (18.70%)

JPM Mid Cap Value (GrandMaster flex3(TM))
                                                                        0.00%         1.55%      (9.10%)

JPM Mid Cap Value (IQ3(TM))
                                                                        0.00%         1.45%      (8.00%)

JPM Mid Cap Value (AnnuiChoice(TM))
                                                                        0.00%         1.00%      (7.80%)

Van Kampen Bandwidth & Telecommunications (GrandMaster
flex3(TM))
                                                                       80.96%         1.55%     (56.30%)

Van Kampen Bandwidth & Telecommunications (AnnuiChoice(TM))
                                                                       12.30%         1.00%     (76.02%)
                                                                        0.65%         1.00%     (53.30%)

Van Kampen Bandwidth & Telecommunications (IQ Annuity(TM))
                                                                       26.11%         1.45%     (76.03%)
                                                                        0.21%         1.45%     (41.60%)

Van Kampen Biotechnology & Pharmaceutical (AnnuiChoice(TM))
                                                                        1.21%         1.00%     (34.49%)
                                                                        0.54%         1.00%      (4.60%)

Van Kampen Biotechnology & Pharmaceutical (IQ Annuity(TM))
                                                                        1.04%         1.45%     (34.75%)
                                                                        0.95%         1.45%       3.60%

Van Kampen Biotechnology & Pharmaceutical (GrandMaster
flex3(TM))
                                                                        2.95%         1.55%     (16.40%)

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 1,000.

                                                                                      UNIT VALUE                      CAPITAL GAIN
                                                                      UNITS       -------------------- NET ASSETS      DIVIDEND
                      DIVISION                               YEAR     (000s)      LOWEST       HIGHEST    (000s)      DISTRIBUTION
-----------------------------------------------------------------------------------------------------------------------------------
Van Kampen Emerging Markets Debt (GrandMaster flex3(TM))
                                                             2002          -*         8.92       10.18           3                -

Van Kampen Emerging Markets Debt (IQ3(TM))
                                                             2002         29          8.96       10.23         295                -

Van Kampen Emerging Markets Debt (AnnuiChoice(TM))
                                                             2002          4          8.95       10.23          36                -

Van Kampen Internet (AnnuiChoice(TM))
                                                             2002          -          2.15        7.63           -                -
                                                             2001          -*         4.74       10.53           1                -

Van Kampen Internet (IQ Annuity(TM))
                                                             2002          2          1.43        5.11           3                -
                                                             2001          2          3.18       10.62           8                -

Van Kampen MS High-Tech 35 Index (AnnuiChoice(TM))
                                                             2002          5          4.19        9.36          27                -
                                                             2001         23          5.63       10.82         200                -

Van Kampen MS High-Tech 35 Index (IQ Annuity(TM))
                                                             2002          6          4.04        9.05          29                -
                                                             2001          -*         5.45       10.47           3                -

Van Kampen MS U.S. Multinational (AnnuiChoice(TM))
                                                             2002          1          4.81        9.59           7                -
                                                             2001          1          7.74       10.54           7                -

Van Kampen MS U.S. Multinational (IQ Annuity(TM))
                                                             2002          4          4.68        9.36          20                -
                                                             2001          1          7.57       10.32           8                -

Van Kampen MS U.S. Multinational (GrandMaster flex3(TM))
                                                             2002          4          5.62       10.02          28                -

Van Kampen U.S. Real Estate (GrandMaster flex3(TM))
                                                             2002         44          8.29       10.35         409            7,183

Van Kampen U.S. Real Estate (IQ3(TM))
                                                             2002         48          8.06       10.07         428            7,601

Van Kampen U.S. Real Estate (AnnuiChoice(TM))
                                                             2002         29          8.21       10.23         266            4,764

                                                                   INVESTMENT
                                                                     INCOME        EXPENSE     TOTAL
                      DIVISION                                      RATIO(1)        RATIO    RETURN(2)
------------------------------------------------------------------------------------------------------
Van Kampen Emerging Markets Debt (GrandMaster flex3(TM))
                                                                       25.18%         1.55%       1.60%

Van Kampen Emerging Markets Debt (IQ3(TM))
                                                                       25.22%         1.45%       2.10%

Van Kampen Emerging Markets Debt (AnnuiChoice(TM))
                                                                       20.60%         1.00%       2.20%

Van Kampen Internet (AnnuiChoice(TM))
                                                                        0.00%         1.00%     (67.74%)
                                                                        0.00%         1.00%     (31.80%)

Van Kampen Internet (IQ Annuity(TM))
                                                                        0.00%         1.45%     (67.83%)
                                                                        0.00%         1.45%     (54.30%)

Van Kampen MS High-Tech 35 Index (AnnuiChoice(TM))
                                                                        0.46%         1.00%     (41.55%)
                                                                        0.39%         1.00%     (13.60%)

Van Kampen MS High-Tech 35 Index (IQ Annuity(TM))
                                                                        0.82%         1.45%     (41.80%)
                                                                        0.61%         1.45%     (16.50%)

Van Kampen MS U.S. Multinational (AnnuiChoice(TM))
                                                                        3.40%         1.00%     (41.63%)
                                                                        1.18%         1.00%      (6.80%)

Van Kampen MS U.S. Multinational (IQ Annuity(TM))
                                                                        3.75%         1.45%     (41.87%)
                                                                        1.93%         1.45%      (9.00%)

Van Kampen MS U.S. Multinational (GrandMaster flex3(TM))
                                                                        2.56%         1.55%     (36.50%)

Van Kampen U.S. Real Estate (GrandMaster flex3(TM))
                                                                       13.43%         1.55%      (7.80%)

Van Kampen U.S. Real Estate (IQ3(TM))
                                                                       12.12%         1.45%     (10.20%)

Van Kampen U.S. Real Estate (AnnuiChoice(TM))
                                                                        7.64%         1.00%      (8.60%)

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 1,000.

                                                                                      UNIT VALUE                      CAPITAL GAIN
                                                                      UNITS       --------------------  NET ASSETS      DIVIDEND
                      DIVISION                               YEAR     (000s)      LOWEST       HIGHEST    (000s)      DISTRIBUTION
-----------------------------------------------------------------------------------------------------------------------------------
Initial Class:
VIP Money Market (Grandmaster(TM))
                                                             2002      1,584         18.20       18.26      28,923                -
                                                             2001      2,013         17.72       18.20      36,645                -

VIP Money Market (IQ Annuity(TM))
                                                             2002        616         10.97       11.00       6,775                -
                                                             2001        776         10.69       10.97       8,516                -

VIP High Income (Grandmaster(TM))
                                                             2002        865         10.66       11.82      10,225                -
                                                             2001      1,086         11.17       14.54      12,571                -

VIP Equity-Income (Grandmaster(TM))
                                                             2002      1,265         28.26       42.50      41,825        1,349,370
                                                             2001      1,694         34.45       44.66      68,370        3,444,111

VIP Growth (Grandmaster(TM))
                                                             2002        779         34.19       56.82      29,611                -
                                                             2001      1,163         44.29       69.88      64,057        6,973,246

VIP Overseas (Grandmaster(TM))
                                                             2002        646         13.71       20.28       9,759                -
                                                             2001        872         16.48       25.39      16,764        2,201,578

VIP II Investment Grade Bond (Grandmaster(TM))
                                                             2002      1,010         24.42       26.72      26,964                -
                                                             2001      1,077         22.98       25.11      26,409                -

VIP II Investment Grade Bond (IQ Annuity(TM))
                                                             2002        252         11.65       12.74       3,213                -
                                                             2001        280         10.97       11.98       3,281                -

VIP II Asset Manager (Grandmaster(TM))
                                                             2002        751         23.43       28.95      19,437                -
                                                             2001        988         25.59       30.93      28,409          580,365

VIP II Index 500 (Grandmaster(TM))
                                                             2002      1,130         17.79       26.85      22,776                -
                                                             2001      1,742         22.12       31.52      45,790                -

VIP II Index 500 (IQ Annuity(TM))
                                                             2002        274          5.93        8.95       1,840                -
                                                             2001        363          7.38       10.52       3,180                -

VIP II Asset Manager: Growth (Grandmaster(TM))
                                                             2002        326         13.38       18.37       4,960                -
                                                             2001        435         15.51       20.59       7,941          348,428

                                                                   INVESTMENT
                                                                     INCOME        EXPENSE     TOTAL
                      DIVISION                                      RATIO(1)        RATIO    RETURN(2)
------------------------------------------------------------------------------------------------------
Initial Class:
VIP Money Market (Grandmaster(TM))
                                                                        1.69%         1.35%       0.33%
                                                                        4.07%         1.35%       2.77%

VIP Money Market (IQ Annuity(TM))
                                                                        1.69%         1.45%       0.27%
                                                                        3.88%         1.45%       2.62%

VIP High Income (Grandmaster(TM))
                                                                       10.52%         1.35%       2.07%
                                                                       18.40%         1.35%     (12.93%)

VIP Equity-Income (Grandmaster(TM))
                                                                        2.12%         1.35%     (18.08%)
                                                                        1.65%         1.35%      (6.25%)

VIP Growth (Grandmaster(TM))
                                                                        0.30%         1.35%     (31.04%)
                                                                        0.09%         1.35%     (18.77%)

VIP Overseas (Grandmaster(TM))
                                                                        0.86%         1.35%     (21.38%)
                                                                        6.39%         1.35%     (22.22%)

VIP II Investment Grade Bond (Grandmaster(TM))
                                                                        3.59%         1.35%       8.85%
                                                                        3.83%         1.35%       6.98%

VIP II Investment Grade Bond (IQ Annuity(TM))
                                                                        3.69%         1.45%       8.80%
                                                                        1.90%         1.45%       6.85%

VIP II Asset Manager (Grandmaster(TM))
                                                                        4.37%         1.35%      (9.95%)
                                                                        4.74%         1.35%      (5.40%)

VIP II Index 500 (Grandmaster(TM))
                                                                        1.63%         1.35%     (23.32%)
                                                                        1.33%         1.35%     (13.29%)

VIP II Index 500 (IQ Annuity(TM))
                                                                        1.53%         1.45%     (23.40%)
                                                                        0.91%         1.45%     (13.44%)

VIP II Asset Manager: Growth (Grandmaster(TM))
                                                                        3.23%         1.35%     (16.64%)
                                                                        3.26%         1.35%      (8.65%)

(1)  Results for periods of less than one year have been annualized.
(2)  Results for periods of less than one year have not been annualized.

                                                                                       UNIT VALUE                     CAPITAL GAIN
                                                                      UNITS       --------------------  NET ASSETS      DIVIDEND
                      DIVISION                               YEAR     (000s)      LOWEST       HIGHEST    (000s)      DISTRIBUTION
-----------------------------------------------------------------------------------------------------------------------------------
Initial Class (continued):
VIP II Contrafund (Grandmaster(TM))
                                                             2002      1,282         20.54       25.87      28,422                -
                                                             2001      1,777         21.68       28.25      44,051        1,873,817

VIP III Growth Opportunities (Grandmaster(TM))
                                                             2002        459          7.16       10.55       3,679                -
                                                             2001        737          8.70       12.46       7,658                -

VIP III Balanced (Grandmaster(TM))
                                                             2002        272         10.36       12.60       3,041                -
                                                             2001        376         11.01       13.17       4,668                -

VIP III Growth & Income (Grandmaster(TM))
                                                             2002        612         10.66       14.54       7,189                -
                                                             2001        890         12.31       15.90      12,702          701,598

SERVICE CLASS:
VIP III Mid Cap (Grandmaster(TM))
                                                             2002        458         13.34       17.33       6,704                -
                                                             2001        340         14.47       16.66       5,598                -

VIP III Mid Cap (IQ Annuity(TM))
                                                             2002        131         13.99       18.17       2,006                -
                                                             2001        130         15.19       17.50       2,239                -

VIP High Income (IQ Annuity(TM))
                                                             2002        485          6.09        6.76       3,280                -
                                                             2001        510          6.39        8.33       3,376                -

VIP Equity-Income (IQ Annuity(TM))
                                                             2002        226          6.80       10.24       1,801           39,242
                                                             2001        196          8.31       10.78       1,908           73,106

VIP Growth (IQ Annuity(TM))
                                                             2002        296          5.61        9.34       1,843                -
                                                             2001        332          7.28       11.51       3,012          214,741

VIP Overseas (IQ Annuity(TM))
                                                             2002         21          6.02        8.91         141                -
                                                             2001         25          7.24       11.18         214           97,114

VIP II Asset Manager (IQ Annuity(TM))
                                                             2002         41          7.55        9.34         345                -
                                                             2001         49          8.26       10.00         455           18,978

VIP II Asset Manager: Growth (IQ Annuity(TM))
                                                             2002         14          6.00        8.25          94                -
                                                             2001         23          6.97        9.26         187            8,824

                                                                   INVESTMENT
                                                                     INCOME        EXPENSE     TOTAL
                      DIVISION                                      RATIO(1)        RATIO    RETURN(2)
------------------------------------------------------------------------------------------------------
Initial Class (continued):
VIP II Contrafund (Grandmaster(TM))
                                                                        0.92%         1.35%       (10.57%)
                                                                        0.99%         1.35%       (13.44%)

VIP III Growth Opportunities (Grandmaster(TM))
                                                                        1.26%         1.35%       (22.91%)
                                                                        0.44%         1.35%       (15.60%)

VIP III Balanced (Grandmaster(TM))
                                                                        3.46%         1.35%        (9.98%)
                                                                        3.08%         1.35%        (2.89%)

VIP III Growth & Income (Grandmaster(TM))
                                                                        1.56%         1.35%       (17.73%)
                                                                        1.49%         1.35%        (9.97%)

SERVICE CLASS:
VIP III Mid Cap (Grandmaster(TM))
                                                                        0.68%         1.35%       (11.06%)
                                                                        0.00%         1.35%        (4.69%)

VIP III Mid Cap (IQ Annuity(TM))
                                                                        0.88%         1.45%       (11.23%)
                                                                        0.00%         1.45%        (4.74%)

VIP High Income (IQ Annuity(TM))
                                                                        7.97%         1.45%         2.11%
                                                                       20.91%         1.45%       (13.12%)

VIP Equity-Income (IQ Annuity(TM))
                                                                        1.68%         1.45%       (18.19%)
                                                                        1.24%         1.45%        (6.44%)

VIP Growth (IQ Annuity(TM))
                                                                        0.15%         1.45%       (31.24%)
                                                                        0.00%         1.45%       (18.89%)

VIP Overseas (IQ Annuity(TM))
                                                                        0.37%         1.45%       (21.45%)
                                                                       11.34%         1.35%       (22.43%)

VIP II Asset Manager (IQ Annuity(TM))
                                                                        4.20%         1.45%       (10.14%)
                                                                        3.82%         1.45%        (5.70%)

VIP II Asset Manager: Growth (IQ Annuity(TM))
                                                                        3.31%         1.45%       (16.71%)
                                                                        2.62%         1.45%        (8.89%)

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 1,000.

                                                                                       UNIT VALUE                     CAPITAL GAIN
                                                                      UNITS       --------------------  NET ASSETS      DIVIDEND
                      DIVISION                               YEAR     (000s)      LOWEST       HIGHEST    (000s)      DISTRIBUTION
-----------------------------------------------------------------------------------------------------------------------------------
Service Class (continued):
VIP II Contrafund (IQ Annuity(TM))
                                                             2002        286          7.68        9.68       2,367                -
                                                             2001        262          8.12       10.60       2,431           65,461

VIP III Growth Opportunities (IQ Annuity(TM))
                                                             2002         44          4.73        6.98         235                -
                                                             2001         76          5.76        8.26         522                -

VIP III Balanced (IQ Annuity(TM))
                                                             2002         66          7.66        9.32         547                -
                                                             2001         73          8.16        9.77         675                -

VIP III Growth & Income (IQ Annuity(TM))
                                                             2002        120          6.70        9.15         886                -
                                                             2001        187          7.76       10.03       1,679           74,437

MFS Emerging Growth (IQ Annuity(TM))
                                                             2002        139          3.47        5.99         533                -
                                                             2001        159          4.62        8.80         939           52,743

MFS Emerging Growth (AnnuiChoice(TM))
                                                             2002         66          4.17        7.17         307                -
                                                             2001         43          5.52       10.24         300            3,681

MFS Emerging Growth (Grandmaster(TM))
                                                             2002          9          4.69        8.08          45                -
                                                             2001          2          6.23       10.00          18                -

MFS Investors Growth Stock (IQ Annuity(TM))
                                                             2002         90          4.82        7.25         460                -
                                                             2001         76          5.86        9.86         542              117

MFS Investors Growth Stock (AnnuiChoice(TM))
                                                             2002         40          6.12        9.17         262                -
                                                             2001         23          7.40       11.01         207               10

MFS Investors Growth Stock (Grandmaster(TM))
                                                             2002         37          5.71        8.58         222                -
                                                             2001         12          6.93       10.33         105                -

MFS Investors Growth Stock (GrandMaster flex3(TM))
                                                             2002         23          7.42       10.00         182                -

                                                                   INVESTMENT
                                                                     INCOME        EXPENSE     TOTAL
                      DIVISION                                      RATIO(1)        RATIO    RETURN(2)
------------------------------------------------------------------------------------------------------
Service Class (continued):
VIP II Contrafund (IQ Annuity(TM))
                                                                        0.73%         1.45%     (10.78%)
                                                                        0.64%         1.45%     (13.59%)

VIP III Growth Opportunities (IQ Annuity(TM))
                                                                        0.96%         1.45%     (23.11%)
                                                                        0.25%         1.45%     (15.69%)

VIP III Balanced (IQ Annuity(TM))
                                                                        2.99%         1.45%     (10.11%)
                                                                        2.48%         1.45%      (3.16%)

VIP III Growth & Income (IQ Annuity(TM))
                                                                        1.58%         1.45%     (17.82%)
                                                                        1.06%         1.45%     (10.20%)

MFS Emerging Growth (IQ Annuity(TM))
                                                                        0.00%         1.45%     (34.80%)
                                                                        0.00%         1.45%     (34.56%)

MFS Emerging Growth (AnnuiChoice(TM))
                                                                        0.00%         1.00%     (34.47%)
                                                                        0.00%         1.00%     (29.50%)

MFS Emerging Growth (Grandmaster(TM))
                                                                        0.00%         1.35%     (34.72%)
                                                                        0.00%         1.35%     (20.50%)

MFS Investors Growth Stock (IQ Annuity(TM))
                                                                        0.00%         1.45%     (28.77%)
                                                                        0.89%         1.45%     (25.96%)

MFS Investors Growth Stock (AnnuiChoice(TM))
                                                                        0.00%         1.00%     (28.40%)
                                                                        0.55%         1.00%      (9.50%)

MFS Investors Growth Stock (Grandmaster(TM))
                                                                        0.00%         1.35%     (28.69%)
                                                                        0.00%         1.35%     (15.30%)

MFS Investors Growth Stock (GrandMaster flex3(TM))
                                                                        0.00%         1.55%     (21.60%)

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

                                                                                      UNIT VALUE                      CAPITAL GAIN
                                                                      UNITS       --------------------  NET ASSETS      DIVIDEND
                      DIVISION                               YEAR     (000s)      LOWEST       HIGHEST    (000s)      DISTRIBUTION
-----------------------------------------------------------------------------------------------------------------------------------
Service Class (continued):
MFS Investors Trust (IQ Annuity(TM))
                                                             2002         74          5.75        8.32         470                -
                                                             2001         79          7.08        9.86         647           12,710

MFS Investors Trust (AnnuiChoice(TM))
                                                             2002         61          5.91        8.53         398                -
                                                             2001         48          7.25       10.00         404            1,722

MFS Investors Trust (Grandmaster(TM))
                                                             2002         28          6.32        9.13         193                -
                                                             2001          6          7.78       10.35          52                -

MFS Mid Cap Growth (IQ Annuity(TM))
                                                             2002        184          3.93        8.08         822                -
                                                             2001        217          5.96       10.76       1,744                -

MFS Mid Cap Growth (AnnuiChoice(TM))
                                                             2002        115          3.77        7.73         492                -
                                                             2001         83          5.70       10.20         636                -

MFS Mid Cap Growth (Grandmaster(TM))
                                                             2002        125          3.95        8.12         563                -
                                                             2001        230          5.99       10.67       1,859                -

MFS Mid Cap Growth (GrandMaster flex3(TM))
                                                             2002         15          6.32       10.00         107                -

MFS New Discovery (IQ Annuity(TM))
                                                             2002        127          5.73        9.34         779                -
                                                             2001        112          6.93       10.51       1,024            1,298

MFS New Discovery (AnnuiChoice(TM))
                                                             2002         45          6.02        9.78         291                -
                                                             2001         46          7.24       10.48         442               53

MFS New Discovery (Grandmaster(TM))
                                                             2002         64          5.73        9.33         395                -
                                                             2001         45          6.92       10.02         411                -

MFS New Discovery (GrandMaster flex3(TM))
                                                             2002          2          7.12       10.00          13                -

MFS Capital Opportunities (IQ Annuity(TM))
                                                             2002        262          4.37        7.40       1,312                -
                                                             2001        343          5.85       10.51       2,488           72,100

                                                                   INVESTMENT
                                                                     INCOME        EXPENSE     TOTAL
                      DIVISION                                      RATIO(1)        RATIO    RETURN(2)
------------------------------------------------------------------------------------------------------
Service Class (continued):
MFS Investors Trust (IQ Annuity(TM))
                                                                        0.44%         1.45%     (22.25%)
                                                                        0.60%         1.45%     (17.29%)

MFS Investors Trust (AnnuiChoice(TM))
                                                                        0.44%         1.00%     (21.96%)
                                                                        0.27%         1.00%     (16.20%)

MFS Investors Trust (Grandmaster(TM))
                                                                        0.38%         1.35%     (22.16%)
                                                                        0.00%         1.35%     (10.20%)

MFS Mid Cap Growth (IQ Annuity(TM))
                                                                        0.00%         1.45%     (44.21%)
                                                                        0.99%         1.45%     (18.81%)

MFS Mid Cap Growth (AnnuiChoice(TM))
                                                                        0.00%         1.00%     (44.01%)
                                                                        0.43%         1.00%     (23.20%)

MFS Mid Cap Growth (Grandmaster(TM))
                                                                        0.00%         1.35%     (44.24%)
                                                                        0.00%         1.35%     (19.30%)

MFS Mid Cap Growth (GrandMaster flex3(TM))
                                                                        0.00%         1.55%     (28.10%)

MFS New Discovery (IQ Annuity(TM))
                                                                        0.00%         1.45%     (32.79%)
                                                                        2.76%         1.45%      (6.65%)

MFS New Discovery (AnnuiChoice(TM))
                                                                        0.00%         1.00%     (32.49%)
                                                                        1.11%         1.00%      (4.60%)

MFS New Discovery (Grandmaster(TM))
                                                                        0.00%         1.35%     (32.71%)
                                                                        0.00%         1.35%      (8.90%)

MFS New Discovery (GrandMaster flex3(TM))
                                                                        0.00%         1.55%     (23.80%)

MFS Capital Opportunities (IQ Annuity(TM))
                                                                        0.00%         1.45%     (30.90%)
                                                                        4.21%         1.45%     (24.79%)

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

                                                                                                  UNIT VALUE
                                                                                UNITS     -------------------------     NET ASSETS
                      DIVISION                                    YEAR         (000S)         LOWEST        HIGHEST      (000S)
----------------------------------------------------------------------------------------------------------------------------------
SERVICE CLASS (CONTINUED):
   MFS Capital Opportunities (AnnuiChoice(TM))
                                                                  2002             38           4.46           7.53            194
                                                                  2001             33           5.95          10.01            245

   MFS Capital Opportunities (Grandmaster(TM))
                                                                  2002            118           4.83           8.17            655
                                                                  2001            192           6.46          10.40          1,540

   MFS Capital Opportunities (GrandMaster flex3(TM))
                                                                  2002              5           6.55          10.00             41

   MFS Total Return (IQ Annuity(TM))
                                                                  2002            360           9.49          11.36          3,708
                                                                  2001            262          10.13          11.49          2,887

   MFS Total Return (AnnuiChoice(TM))
                                                                  2002            325           8.59          10.25          3,031
                                                                  2001            178           9.12          10.33          1,773

   MFS Total Return (Grandmaster(TM))
                                                                  2002            622           8.45          10.10          5,705
                                                                  2001            159           9.00          10.21          1,558

   MFS Total Return (GrandMaster flex3(TM))
                                                                  2002             47           8.46          10.07            432

   MFS Research (AnnuiChoice(TM))
                                                                  2002             46           5.07           7.61            257
                                                                  2001             32           6.28          10.12            242

   MFS Research (Grandmaster(TM))
                                                                  2002              5           5.86           8.82             31
                                                                  2001              5           7.28          10.53             43

   MFS Research (IQ3(TM))
                                                                  2002              1           7.39          10.49              9

   MFS Research (GrandMaster flex3(TM))
                                                                  2002             10           7.13          10.00             81

SERVICE CLASS 2:
   VIP Money Market (IQ Annuity(TM))
                                                                  2002          2,160          10.11          10.11         21,839
                                                                  2001          2,062          10.00          10.11         20,848

   VIP Money Market (AnnuiChoice(TM))
                                                                  2002            718          10.26          10.31          7,405
                                                                  2001            777          10.00          10.26          7,975

   VIP Money Market (GrandMaster flex3(TM))
                                                                  2002             55           9.99          10.00            546

                                                          CAPITAL GAIN     INVESTMENT
                                                            DIVIDEND         INCOME         EXPENSE            TOTAL
                      DIVISION                            DISTRIBUTION      RATIO (1)        RATIO           RETURN (2)
-----------------------------------------------------------------------------------------------------------------------
SERVICE CLASS (CONTINUED):
   MFS Capital Opportunities (AnnuiChoice(TM))
                                                                     -            0.00%           1.00%          (30.62%)
                                                                 1,026            1.46%           1.00%          (26.20%)

   MFS Capital Opportunities (Grandmaster(TM))
                                                                     -            0.00%           1.35%          (30.84%)
                                                                     -            0.00%           1.35%          (19.90%)

   MFS Capital Opportunities (GrandMaster flex3(TM))
                                                                     -            0.00%           1.55%          (24.90%)

   MFS Total Return (IQ Annuity(TM))
                                                                26,107            2.45%           1.45%           (6.70%)
                                                                27,893            2.16%           1.45%           (1.52%)

   MFS Total Return (AnnuiChoice(TM))
                                                                14,661            2.21%           1.00%           (6.33%)
                                                                 3,725            0.88%           1.00%           (0.40%)

   MFS Total Return (Grandmaster(TM))
                                                                38,925            3.23%           1.35%           (6.62%)
                                                                     -            0.00%           1.35%           (1.80%)

   MFS Total Return (GrandMaster flex3(TM))
                                                                     -            0.00%           1.55%           (8.20%)

   MFS Research (AnnuiChoice(TM))
                                                                     -            0.10%           1.00%          (25.43%)
                                                                16,157            0.83%           1.00%          (24.90%)

   MFS Research (Grandmaster(TM))
                                                                     -            0.06%           1.35%          (25.72%)
                                                                     -            0.00%           1.35%          (12.90%)

   MFS Research (IQ3(TM))
                                                                     -            0.00%           1.45%          (18.50%)

   MFS Research (GrandMaster flex3(TM))
                                                                     -            0.00%           1.55%          (21.40%)

SERVICE CLASS 2:
   VIP Money Market (IQ Annuity(TM))
                                                                     -            1.43%           1.45%            0.00%
                                                                     -            2.87%           1.45%            1.10%

   VIP Money Market (AnnuiChoice(TM))
                                                                     -            1.44%           1.00%            0.49%
                                                                     -            2.89%           1.00%            2.60%

   VIP Money Market (GrandMaster flex3(TM))
                                                                     -            0.57%           1.55%           (0.10%)

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

                                                                                                  UNIT VALUE
                                                                                UNITS     -------------------------     NET ASSETS
                      DIVISION                                    YEAR         (000S)         LOWEST        HIGHEST      (000S)
----------------------------------------------------------------------------------------------------------------------------------
SERVICE CLASS 2 (CONTINUED):
   VIP High Income (IQ Annuity(TM))
                                                                  2002            113           8.28           9.17          1,038
                                                                  2001             99           8.70          10.18            895

   VIP High Income (AnnuiChoice(TM))
                                                                  2002            149           7.44           8.26          1,227
                                                                  2001             72           7.79          10.00            581

   VIP Equity-Income (IQ Annuity(TM))
                                                                  2002            282           6.55           9.87          2,161
                                                                  2001            141           8.01          10.41          1,324

   VIP Equity-Income (AnnuiChoice(TM))
                                                                  2002            312           6.58           9.89          2,405
                                                                  2001            117           8.01          10.39          1,097

   VIP Equity-Income (GrandMaster flex3(TM))
                                                                  2002             65           6.90          10.05            525

   VIP Growth (IQ Annuity(TM))
                                                                  2002             77           5.25           8.75            448
                                                                  2001             26           6.83          10.00            217

   VIP Growth (AnnuiChoice(TM))
                                                                  2002            120           4.92           8.17            658
                                                                  2001             75           6.37          10.04            593

   VIP Growth (GrandMaster flex3(TM))
                                                                  2002             20           6.71          10.00            151

   VIP Overseas (IQ Annuity(TM))
                                                                  2002             35           5.72           8.47            220
                                                                  2001              8           6.90          10.02             62

   VIP Overseas (AnnuiChoice(TM))
                                                                  2002             11           5.51           8.13             69
                                                                  2001             13           6.61          10.06            103

   VIP Investment Grade Bond (IQ Annuity(TM))
                                                                  2002            561          10.33          11.27          6,319
                                                                  2001            150           9.90          10.64          1,561

   VIP Investment Grade Bond (AnnuiChoice(TM))
                                                                  2002            777          10.58          11.59          9,002
                                                                  2001            303           9.98          10.88          3,215

   VIP Asset Manager (IQ Annuity(TM))
                                                                  2002             57           7.87           9.74            498
                                                                  2001             31           8.63          10.19            299

                                                          CAPITAL GAIN     INVESTMENT
                                                            DIVIDEND         INCOME         EXPENSE            TOTAL
                      DIVISION                            DISTRIBUTION      RATIO (1)        RATIO           RETURN (2)
-----------------------------------------------------------------------------------------------------------------------
SERVICE CLASS 2 (CONTINUED):
   VIP High Income (IQ Annuity(TM))
                                                                     -            8.87%           1.45%            1.78%
                                                                     -            0.00%           1.45%           (9.90%)

   VIP High Income (AnnuiChoice(TM))
                                                                     -            9.82%           1.00%            2.35%
                                                                     -            0.00%           1.00%          (19.30%)

   VIP Equity-Income (IQ Annuity(TM))
                                                                30,426            1.15%           1.45%          (18.34%)
                                                                     -            0.00%           1.45%           (6.20%)

   VIP Equity-Income (AnnuiChoice(TM))
                                                                24,947            1.17%           1.00%          (18.00%)
                                                                 3,457            0.23%           1.00%           (6.10%)

   VIP Equity-Income (GrandMaster flex3(TM))
                                                                     -            0.00%           1.55%          (19.30%)

   VIP Growth (IQ Annuity(TM))
                                                                     -            0.08%           1.45%          (31.33%)
                                                                     -            0.00%           1.45%          (15.10%)

   VIP Growth (AnnuiChoice(TM))
                                                                     -            0.13%           1.00%          (31.02%)
                                                                 1,297            0.00%           1.00%          (20.70%)

   VIP Growth (GrandMaster flex3(TM))
                                                                     -            0.00%           1.55%          (25.50%)

   VIP Overseas (IQ Annuity(TM))
                                                                     -            0.06%           1.45%          (21.64%)
                                                                     -            0.00%           1.45%          (19.60%)

   VIP Overseas (AnnuiChoice(TM))
                                                                     -            0.66%           1.00%          (21.27%)
                                                                   347            0.51%           1.00%          (22.90%)

   VIP Investment Grade Bond (IQ Annuity(TM))
                                                                     -            2.30%           1.45%            8.57%
                                                                     -            0.00%           1.45%            3.80%

   VIP Investment Grade Bond (AnnuiChoice(TM))
                                                                     -            2.40%           1.00%            9.04%
                                                                     -            0.26%           1.00%            6.20%

   VIP Asset Manager (IQ Annuity(TM))
                                                                     -            3.06%           1.45%          (10.33%)
                                                                     -            0.00%           1.45%           (3.20%)

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

                                                                                                  UNIT VALUE
                                                                                UNITS     -------------------------     NET ASSETS
                      DIVISION                                    YEAR         (000S)         LOWEST        HIGHEST      (000S)
----------------------------------------------------------------------------------------------------------------------------------
SERVICE CLASS 2 (CONTINUED):
   VIP Asset Manager (AnnuiChoice(TM))
                                                                  2002             47           7.70           9.50            401
                                                                  2001             22           8.39          10.15            212

   VIP Index 500 (IQ Annuity(TM))
                                                                  2002            325           6.18           9.36          2,274
                                                                  2001             67           7.72          10.51            617

   VIP Index 500 (AnnuiChoice(TM))
                                                                  2002            275           5.69           8.58          1,776
                                                                  2001            251           7.07          10.07          2,107

   VIP Asset Manager: Growth (IQ Annuity(TM))
                                                                  2002             14           6.82           9.39            106
                                                                  2001              5           7.93          10.02             46

   VIP Asset Manager: Growth (AnnuiChoice(TM))
                                                                  2002             16           6.59           9.05            119
                                                                  2001             12           7.62          10.00            108

   VIP Balanced (IQ Annuity(TM))
                                                                  2002             96           8.07           9.84            837
                                                                  2001             36           8.61          10.28            352

   VIP Balanced (AnnuiChoice(TM))
                                                                  2002            159           7.98           9.70          1,368
                                                                  2001            170           8.48          10.13          1,629

   VIP Contrafund (IQ Annuity(TM))
                                                                  2002            181           7.92           9.98          1,543
                                                                  2001             56           8.38          10.39            533

   VIP Contrafund (AnnuiChoice(TM))
                                                                  2002            183           7.47           9.40          1,472
                                                                  2001             86           7.87          10.04            778

   VIP Contrafund (GrandMaster flex3(TM))
                                                                  2002             63           8.00          10.00            539

   VIP Growth Opportunities (IQ Annuity(TM))
                                                                  2002              6           6.19           9.15             38
                                                                  2001             11           7.55          10.13             97

   VIP Growth Opportunities (AnnuiChoice(TM))
                                                                  2002             19           6.43           9.47            140
                                                                  2001              7           7.81          10.63             63

   VIP Growth Opportunities (GrandMaster flex3(TM))
                                                                  2002              -*          7.25          10.00              1

                                                          CAPITAL GAIN     INVESTMENT
                                                            DIVIDEND         INCOME         EXPENSE            TOTAL
                      DIVISION                            DISTRIBUTION      RATIO (1)        RATIO           RETURN (2)
-----------------------------------------------------------------------------------------------------------------------
SERVICE CLASS 2 (CONTINUED):
   VIP Asset Manager (AnnuiChoice(TM))
                                                                     -            2.93%           1.00%           (9.96%)
                                                                   216            0.89%           1.00%           (5.60%)

   VIP Index 500 (IQ Annuity(TM))
                                                                     -            0.69%           1.45%          (23.58%)
                                                                     -            0.00%           1.45%           (8.40%)

   VIP Index 500 (AnnuiChoice(TM))
                                                                     -            1.30%           1.00%          (23.21%)
                                                                     -            0.06%           1.00%          (16.00%)

   VIP Asset Manager: Growth (IQ Annuity(TM))
                                                                     -            1.17%           1.45%          (17.02%)
                                                                     -            0.00%           1.45%           (6.60%)

   VIP Asset Manager: Growth (AnnuiChoice(TM))
                                                                     -            2.64%           1.00%          (16.69%)
                                                                     -            0.00%           1.00%          (10.10%)

   VIP Balanced (IQ Annuity(TM))
                                                                     -            1.53%           1.45%          (10.21%)
                                                                     -            0.00%           1.45%           (3.00%)

   VIP Balanced (AnnuiChoice(TM))
                                                                     -            2.90%           1.00%           (9.83%)
                                                                     -            0.04%           1.00%           (4.40%)

   VIP Contrafund (IQ Annuity(TM))
                                                                     -            0.39%           1.45%          (10.96%)
                                                                     -            0.00%           1.45%           (4.20%)

   VIP Contrafund (AnnuiChoice(TM))
                                                                     -            0.54%           1.00%          (10.54%)
                                                                   883            0.07%           1.00%           (9.90%)

   VIP Contrafund (GrandMaster flex3(TM))
                                                                     -            0.00%           1.55%          (13.90%)

   VIP Growth Opportunities (IQ Annuity(TM))
                                                                     -            0.92%           1.45%          (23.17%)
                                                                     -            0.00%           1.45%           (9.80%)

   VIP Growth Opportunities (AnnuiChoice(TM))
                                                                     -            0.64%           1.00%          (22.83%)
                                                                     -            0.00%           1.00%           (6.70%)

   VIP Growth Opportunities (GrandMaster flex3(TM))
                                                                     -            0.00%           1.55%          (18.90%)

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 1,000.

                                                                                                  UNIT VALUE
                                                                                UNITS     -------------------------     NET ASSETS
                      DIVISION                                    YEAR         (000S)         LOWEST        HIGHEST      (000S)
----------------------------------------------------------------------------------------------------------------------------------
SERVICE CLASS 2 (CONTINUED):
   VIP Growth & Income (IQ Annuity(TM))
                                                                  2002            140           7.04           9.63          1,089
                                                                  2001             32           8.16          10.31            299

   VIP Growth & Income (AnnuiChoice(TM))
                                                                  2002            107           6.79           9.26            803
                                                                  2001             52           7.84          10.12            470

   VIP Growth & Income (GrandMaster flex3(TM))
                                                                  2002              8           7.89          10.02             71

   VIP Mid Cap (IQ Annuity(TM))
                                                                  2002            240           8.41          10.93          2,207
                                                                  2001             45           9.14          10.46            472

   VIP Mid Cap (AnnuiChoice(TM))
                                                                  2002            260           8.29          10.75          2,360
                                                                  2001            159           8.96          10.25          1,621

   VIP Mid Cap (GrandMaster flex3(TM))
                                                                  2002              9           7.72          10.04             76

   VIP Aggressive Growth (IQ Annuity(TM))
                                                                  2002              3           6.40           9.65             20
                                                                  2001              4           7.50          10.06             35

   VIP Dynamic Capital Appreciation (IQ Annuity(TM))
                                                                  2002              1           6.32           9.63              8
                                                                  2001              -*          7.16          10.00              2

   VIP Dynamic Capital Appreciation (AnnuiChoice(TM))
                                                                  2002              2           6.81          10.35             22
                                                                  2001              3           7.68          12.23             31

SERVICE SHARES:
   Janus Aspen Growth (IQ Annuity(TM))
                                                                  2002            132           4.28           6.64            619
                                                                  2001            191           5.36           9.70          1,237

   Janus Aspen Growth (AnnuiChoice(TM))
                                                                  2002            106           4.53           7.00            528
                                                                  2001            143           5.64          10.01            977

   Janus Aspen Growth (Grandmaster(TM))
                                                                  2002             18           5.21           8.06            100
                                                                  2001              9           6.50          10.52             72

   Janus Aspen Growth (GrandMaster flex3(TM))
                                                                  2002              5           6.93          10.00             35

                                                          CAPITAL GAIN     INVESTMENT
                                                            DIVIDEND         INCOME         EXPENSE            TOTAL
                      DIVISION                            DISTRIBUTION      RATIO (1)        RATIO           RETURN (2)
-----------------------------------------------------------------------------------------------------------------------
SERVICE CLASS 2 (CONTINUED):
   VIP Growth & Income (IQ Annuity(TM))
                                                                     -            0.83%            1.45%          (18.08%)
                                                                     -            0.00%            1.45%           (5.40%)

   VIP Growth & Income (AnnuiChoice(TM))
                                                                     -            1.16%            1.00%          (17.71%)
                                                                   291            0.05%            1.00%           (9.10%)

   VIP Growth & Income (GrandMaster flex3(TM))
                                                                     -            0.00%            1.55%          (13.20%)

   VIP Mid Cap (IQ Annuity(TM))
                                                                     -            0.31%            1.45%          (11.36%)
                                                                     -            0.00%            1.45%            3.90%

   VIP Mid Cap (AnnuiChoice(TM))
                                                                     -            0.66%            1.00%          (10.97%)
                                                                     -            0.00%            1.00%            2.10%

   VIP Mid Cap (GrandMaster flex3(TM))
                                                                     -            0.00%            1.55%          (15.40%)

   VIP Aggressive Growth (IQ Annuity(TM))
                                                                     -            0.00%            1.45%          (27.62%)
                                                                     -            0.00%            1.45%           (5.50%)

   VIP Dynamic Capital Appreciation (IQ Annuity(TM))
                                                                     -            0.19%            1.45%           (8.84%)
                                                                     -            0.00%            1.00%           (9.50%)

   VIP Dynamic Capital Appreciation (AnnuiChoice(TM))
                                                                     -            0.14%            1.00%           (8.44%)
                                                                     -            0.00%            1.00%           (2.90%)

SERVICE SHARES:
   Janus Aspen Growth (IQ Annuity(TM))
                                                                     -            0.00%            1.45%          (27.73%)
                                                                 2,772            0.00%            1.45%          (26.08%)

   Janus Aspen Growth (AnnuiChoice(TM))
                                                                     -            0.00%            1.00%          (27.49%)
                                                                   520            0.00%            1.00%          (31.60%)

   Janus Aspen Growth (Grandmaster(TM))
                                                                     -            0.00%            1.35%          (27.76%)
                                                                   441            0.00%            1.35%          (21.10%)

   Janus Aspen Growth (GrandMaster flex3(TM))
                                                                     -            0.00%            1.55%          (24.10%)

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 1,000.

                                                                                                  UNIT VALUE
                                                                                UNITS     -------------------------     NET ASSETS
                      DIVISION                                    YEAR         (000S)         LOWEST        HIGHEST      (000S)
----------------------------------------------------------------------------------------------------------------------------------
SERVICE SHARES (CONTINUED):
   Janus Aspen Aggressive Growth (IQ Annuity(TM))
                                                                  2002            169           2.98           4.61            550
                                                                  2001            210           3.86           8.39            965

   Janus Aspen Aggressive Growth (AnnuiChoice(TM))
                                                                  2002             64           3.59           5.52            252
                                                                  2001             52           4.62          10.00            285

   Janus Aspen Aggressive Growth (Grandmaster(TM))
                                                                  2002             22           5.62           8.67            133
                                                                  2001              2           7.26          10.09             16

   Janus Aspen Aggressive Growth (GrandMaster flex3(TM))
                                                                  2002              2           7.36          10.00             12

   Janus Aspen Capital Appreciation (IQ Annuity(TM))
                                                                  2002            216           5.40           6.96          1,231
                                                                  2001            263           5.90           9.31          1,804

   Janus Aspen Capital Appreciation (AnnuiChoice(TM))
                                                                  2002             94           6.07           7.81            604
                                                                  2001             79           6.60          10.39            612

   Janus Aspen Capital Appreciation (Grandmaster(TM))
                                                                  2002             39           6.56           8.45            271
                                                                  2001             47           7.15          10.60            391

   Janus Aspen Capital Appreciation (GrandMaster flex3(TM))
                                                                  2002             12           8.20          10.03            106

   Janus Aspen Core Equity (IQ Annuity(TM))
                                                                  2002            110           6.24           8.78            744
                                                                  2001             65           7.14           9.91            552

   Janus Aspen Core Equity (AnnuiChoice(TM))
                                                                  2002             30           6.42           9.01            208
                                                                  2001             28           7.31          10.12            246

   Janus Aspen Core Equity (Grandmaster(TM))
                                                                  2002              8           6.76           9.50             62
                                                                  2001              3           7.72          10.47             24

   Janus Aspen Core Equity (GrandMaster flex3(TM))
                                                                  2002              4           7.35          10.01             36

   Janus Aspen International Growth (IQ Annuity(TM))
                                                                  2002            500           4.43           6.67          2,405
                                                                  2001            581           5.45           9.08          3,821

                                                          CAPITAL GAIN     INVESTMENT
                                                            DIVIDEND         INCOME         EXPENSE            TOTAL
                      DIVISION                            DISTRIBUTION      RATIO (1)        RATIO           RETURN (2)
-----------------------------------------------------------------------------------------------------------------------
SERVICE SHARES (CONTINUED):
   Janus Aspen Aggressive Growth (IQ Annuity(TM))
                                                                     -            0.00%           1.45%          (29.13%)
                                                                     -            0.00%           1.45%          (40.41%)

   Janus Aspen Aggressive Growth (AnnuiChoice(TM))
                                                                     -            0.00%           1.00%          (28.73%)
                                                                     -            0.00%           1.00%          (45.00%)

   Janus Aspen Aggressive Growth (Grandmaster(TM))
                                                                     -            0.00%           1.35%          (29.13%)
                                                                     -            0.00%           1.35%          (13.50%)

   Janus Aspen Aggressive Growth (GrandMaster flex3(TM)
                                                                     -            0.00%           1.55%          (19.70%)

   Janus Aspen Capital Appreciation (IQ Annuity(TM))
                                                                     -            0.32%           1.45%          (17.18%)
                                                                     -            0.95%           1.45%          (22.98%)

   Janus Aspen Capital Appreciation (AnnuiChoice(TM))
                                                                     -            0.32%           1.00%          (16.75%)
                                                                     -            0.87%           1.00%          (23.00%)

   Janus Aspen Capital Appreciation (Grandmaster(TM))
                                                                     -            0.38%           1.35%          (17.05%)
                                                                     -            1.50%           1.35%          (16.70%)

   Janus Aspen Capital Appreciation
     (GrandMaster flex3(TM)
                                                                     -            0.71%           1.55%          (13.70%)

   Janus Aspen Core Equity (IQ Annuity(TM))
                                                                     -            0.11%           1.45%          (19.67%)
                                                                15,214            0.48%           1.45%          (13.35%)

   Janus Aspen Core Equity (AnnuiChoice(TM))
                                                                     -            0.07%           1.00%          (19.19%)
                                                                 2,115            0.64%           1.00%          (13.50%)

   Janus Aspen Core Equity (Grandmaster(TM))
                                                                     -            0.16%           1.35%          (19.50%)
                                                                    29            0.57%           1.35%           (8.70%)

   Janus Aspen Core Equity (GrandMaster flex3(TM))
                                                                     -            0.49%           1.55%          (20.20%)

   Janus Aspen International Growth (IQ Annuity(TM))
                                                                     -            0.69%           1.45%          (26.90%)
                                                                     -            0.65%           1.45%          (24.54%)

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

                                                                                                  UNIT VALUE
                                                                                UNITS     -------------------------     NET ASSETS
                      DIVISION                                    YEAR         (000S)         LOWEST        HIGHEST      (000S)
----------------------------------------------------------------------------------------------------------------------------------
SERVICE SHARES (CONTINUED):
   Janus Aspen International Growth (AnnuiChoice(TM))
                                                                  2002             37           4.96           7.45            200
                                                                  2001             32           6.08          10.04            233

   Janus Aspen International Growth (Grandmaster(TM))
                                                                  2002              8           5.66           8.51             47
                                                                  2001             30           6.95          10.33            249

   Janus Aspen International Growth (GrandMaster flex3(TM))
                                                                  2002              5           7.08          10.00             41

   Janus Aspen Strategic Value (IQ Annuity(TM))
                                                                  2002             74           6.03           9.21            486
                                                                  2001             72           7.55          10.27            630

   Janus Aspen Strategic Value (AnnuiChoice(TM))
                                                                  2002             95           5.95           9.06            617
                                                                  2001            141           7.41          10.06          1,211

   Janus Aspen Strategic Value (Grandmaster(TM))
                                                                  2002            114           6.23           9.52            776
                                                                  2001            144           7.80          10.22          1,299

   Janus Aspen Strategic Value (GrandMaster flex3(TM))
                                                                  2002              2           6.70          10.01             17

   Janus Aspen Balanced (AnnuiChoice(TM))
                                                                  2002            215           8.30           9.56          1,870
                                                                  2001            149           8.65          10.01          1,404

   Janus Aspen Balanced (Grandmaster(TM))
                                                                  2002             69           8.46           9.76            609
                                                                  2001             60           8.84          10.20            573

   Janus Aspen Balanced (GrandMaster flex3(TM))
                                                                  2002              9           8.81          10.03             87

   Janus Aspen Balanced (IQ3(TM))
                                                                  2002              5           8.93          10.17             49

   Janus Aspen Worldwide Growth (AnnuiChoice(TM))
                                                                  2002            100           5.01           7.43            540
                                                                  2001             73           6.09          10.07            540

   Janus Aspen Worldwide Growth (IQ Annuity(TM))
                                                                  2002             74           5.79           8.61            462
                                                                  2001             14           7.07          10.17            116

   Janus Aspen Worldwide Growth (Grandmaster(TM))
                                                                  2002             33           5.71           8.50            202
                                                                  2001              6           6.97          10.41             50

                                                          CAPITAL GAIN     INVESTMENT
                                                            DIVIDEND         INCOME         EXPENSE            TOTAL
                      DIVISION                            DISTRIBUTION      RATIO (1)        RATIO           RETURN (2)
-----------------------------------------------------------------------------------------------------------------------
SERVICE SHARES (CONTINUED):
   Janus Aspen International Growth (AnnuiChoice(TM))
                                                                     -            0.59%           1.00%          (26.53%)
                                                                     -            0.82%           1.00%          (26.50%)

   Janus Aspen International Growth (Grandmaster(TM))
                                                                     -            0.69%           1.35%          (26.70%)
                                                                     -            1.64%           1.35%          (16.10%)

   Janus Aspen International Growth (GrandMaster flex3(
                                                                     -            1.51%           1.55%          (23.10%)

   Janus Aspen Strategic Value (IQ Annuity(TM))
                                                                     -            0.00%           1.45%          (24.54%)
                                                                     -            0.26%           1.45%           (9.73%)

   Janus Aspen Strategic Value (AnnuiChoice(TM))
                                                                     -            0.00%           1.00%          (24.15%)
                                                                     -            0.11%           1.00%          (14.30%)

   Janus Aspen Strategic Value (Grandmaster(TM))
                                                                     -            0.00%           1.35%          (24.53%)
                                                                     -            0.36%           1.35%           (9.90%)

   Janus Aspen Strategic Value (GrandMaster flex3(TM))
                                                                     -            0.00%           1.55%          (26.90%)

   Janus Aspen Balanced (AnnuiChoice(TM))
                                                                     -            2.09%           1.00%           (7.64%)
                                                                     -            2.82%           1.00%           (5.80%)

   Janus Aspen Balanced (Grandmaster(TM))
                                                                     -            1.94%           1.35%           (8.00%)
                                                                     -            4.02%           1.35%           (3.80%)

   Janus Aspen Balanced (GrandMaster flex3(TM))
                                                                     -            4.33%           1.55%           (7.90%)

   Janus Aspen Balanced (IQ3(TM))
                                                                     -            4.02%           1.45%           (6.60%)

   Janus Aspen Worldwide Growth (AnnuiChoice(TM))
                                                                     -            0.60%           1.00%          (26.49%)
                                                                     -            0.32%           1.00%          (26.40%)

   Janus Aspen Worldwide Growth (IQ Annuity(TM))
                                                                     -            0.81%           1.45%          (26.85%)
                                                                     -            0.35%           1.45%          (14.70%)

   Janus Aspen Worldwide Growth (Grandmaster(TM))
                                                                     -            1.25%           1.35%          (26.63%)
                                                                     -            0.23%           1.35%          (15.90%)

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

                                                                                                  UNIT VALUE
                                                                                UNITS     -------------------------     NET ASSETS
                      DIVISION                                    YEAR         (000S)         LOWEST        HIGHEST      (000S)
----------------------------------------------------------------------------------------------------------------------------------
SERVICE SHARES (CONTINUED):
   Janus Aspen Worldwide Growth (GrandMaster flex3(TM))
                                                                  2002              7           7.20          10.00             51

CLASS 1B SHARES:
   Putnam VT Growth & Income (AnnuiChoice(TM))
                                                                  2002            125           6.43           9.83            948
                                                                  2001            141           8.27          10.56          1,333

   Putnam VT Growth & Income (IQ Annuity(TM))
                                                                  2002            104           6.27           9.60            768
                                                                  2001             41           8.09          10.00            378

   Putnam VT Growth & Income (Grandmaster(TM))
                                                                  2002             54           6.30           9.64            396
                                                                  2001             24           8.12          10.39            220

   Putnam VT Growth & Income (GrandMaster flex3(TM))
                                                                  2002              6           6.88          10.10             49

   Putnam VT International Growth (AnnuiChoice(TM))
                                                                  2002             60           5.94           8.27            397
                                                                  2001             18           6.82          10.10            142

   Putnam VT International Growth (IQ Annuity(TM))
                                                                  2002             74           6.59           9.19            538
                                                                  2001              3           7.60          10.00             28

   Putnam VT International Growth (Grandmaster(TM))
                                                                  2002             68           6.47           9.02            486
                                                                  2001             22           7.45          10.00            194

   Putnam VT International Growth (GrandMaster flex3(TM))
                                                                  2002             19           7.17          10.00            150

   Putnam VT Small Cap Value (AnnuiChoice(TM))
                                                                  2002            111           8.14          12.84          1,027
                                                                  2001             47           9.04          11.50            531

   Putnam VT Small Cap Value (IQ Annuity(TM))
                                                                  2002             95           7.29          11.52            780
                                                                  2001             24           8.13          10.33            242

   Putnam VT Small Cap Value (Grandmaster(TM))
                                                                  2002            544           7.72          12.20          4,751
                                                                  2001             78           8.60          10.93            845

   Putnam VT Small Cap Value (GrandMaster flex3(TM))
                                                                  2002              5           6.50          10.00             38

   Putnam VT Technology (AnnuiChoice(TM))
                                                                  2002              -           4.50           9.73              -
                                                                  2001              3           6.50          12.24             27

                                                          CAPITAL GAIN     INVESTMENT
                                                            DIVIDEND         INCOME         EXPENSE            TOTAL
                      DIVISION                            DISTRIBUTION      RATIO (1)        RATIO           RETURN (2)
-----------------------------------------------------------------------------------------------------------------------
SERVICE SHARES (CONTINUED):
   Janus Aspen Worldwide Growth (GrandMaster flex3(TM))
                                                                     -            7.76%           1.55%          (22.30%)

CLASS 1B SHARES:
   Putnam VT Growth & Income (AnnuiChoice(TM))
                                                                 7,937            1.70%           1.00%          (19.83%)
                                                                   899            0.27%           1.00%           (5.70%)

   Putnam VT Growth & Income (IQ Annuity(TM))
                                                                 3,572            1.39%           1.45%          (20.17%)
                                                                     -            0.00%           1.45%           (7.80%)

   Putnam VT Growth & Income (Grandmaster(TM))
                                                                 1,931            1.62%           1.35%          (20.11%)
                                                                     -            0.00%           1.35%           (7.50%)

   Putnam VT Growth & Income (GrandMaster flex3(TM))
                                                                     -            0.00%           1.55%          (19.20%)

   Putnam VT International Growth (AnnuiChoice(TM))
                                                                     -            0.43%           1.00%          (18.46%)
                                                                 3,814            0.11%           1.00%          (19.30%)

   Putnam VT International Growth (IQ Annuity(TM))
                                                                     -            0.16%           1.45%          (18.82%)
                                                                     -            0.00%           1.45%          (10.20%)

   Putnam VT International Growth (Grandmaster(TM))
                                                                     -            0.43%           1.35%          (18.73%)
                                                                     -            0.00%           1.35%          (11.90%)

   Putnam VT International Growth (GrandMaster flex3(TM)
                                                                     -            0.00%           1.55%          (20.70%)

   Putnam VT Small Cap Value (AnnuiChoice(TM))
                                                                 5,740            0.14%           1.00%          (19.11%)
                                                                   196            0.00%           1.00%           14.10%

   Putnam VT Small Cap Value (IQ Annuity(TM))
                                                                 5,431            0.15%           1.45%          (19.51%)
                                                                     -            0.00%           1.45%            2.50%

   Putnam VT Small Cap Value (Grandmaster(TM))
                                                                17,539            0.09%           1.35%          (19.37%)
                                                                     -            0.00%           1.35%            8.40%

   Putnam VT Small Cap Value (GrandMaster flex3(TM))
                                                                     -            0.00%           1.55%          (26.40%)

   Putnam VT Technology (AnnuiChoice(TM))
                                                                     -            0.00%           1.00%         (100.00%)
                                                                     -            0.00%           1.00%          (11.10%)

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

                                                                                                  UNIT VALUE
                                                                                UNITS     -------------------------     NET ASSETS
                      DIVISION                                    YEAR         (000S)         LOWEST        HIGHEST      (000S)
----------------------------------------------------------------------------------------------------------------------------------
CLASS 1B SHARES (CONTINUED):
   Putnam VT Technology (IQ Annuity(TM))
                                                                  2002              -           4.49           9.75              -
                                                                  2001              4           6.52          10.78             39

   Putnam VT Technology (Grandmaster(TM))
                                                                  2002              -           3.80           8.25              -
                                                                  2001              6           5.52          10.41             45

   Putnam VT Voyager II (AnnuiChoice(TM))
                                                                  2002            119           4.17           6.83            552
                                                                  2001            149           5.15          10.40            995

   Putnam VT Voyager II (IQ Annuity(TM))
                                                                  2002             29           5.15           8.46            169
                                                                  2001             13           6.39          11.05            105

   Putnam VT Voyager II (Grandmaster(TM))
                                                                  2002             14           5.20           8.52             79
                                                                  2001             12           6.43          10.00            104

   Putnam VT Voyager II (GrandMaster flex3(TM))
                                                                  2002              2           6.72          10.00             16

CLASS B SHARES:
   Scudder EAFE Equity Index (GrandMaster flex3(TM))
                                                                  2002              -*          7.05          10.00              1

   Scudder EAFE Equity Index (IQ3(TM))
                                                                  2002             22           7.18          10.21            175

   Scudder Equity 500 Index (GrandMaster flex3(TM))
                                                                  2002              7           7.11          10.04             55

   Scudder Equity 500 Index (IQ3(TM))
                                                                  2002             25           7.38          10.51            208

   Scudder Small Cap Index (GrandMaster flex3(TM))
                                                                  2002              2           6.49          10.00             17

   Scudder Small Cap Index (IQ3(TM))
                                                                  2002             17           6.49          10.20            129

   Scudder VIT EAFE Equity Index (AnnuiChoice(TM))
                                                                  2002              2           7.30          10.36             15

   Scudder VIT Equity 500 Index (AnnuiChoice(TM))
                                                                  2002             11           7.41          10.54             91

   Scudder VIT Small Cap Index (AnnuiChoice(TM))
                                                                  2002              -*          6.56          10.29              2

                                                          CAPITAL GAIN     INVESTMENT
                                                            DIVIDEND         INCOME         EXPENSE            TOTAL
                      DIVISION                            DISTRIBUTION      RATIO (1)        RATIO           RETURN (2)
-----------------------------------------------------------------------------------------------------------------------
CLASS 1B SHARES (CONTINUED):
   Putnam VT Technology (IQ Annuity(TM))
                                                                     -            0.00%           1.45%         (100.00%)
                                                                     -            0.00%           1.45%          (10.90%)

   Putnam VT Technology (Grandmaster(TM))
                                                                     -            0.00%           1.35%         (100.00%)
                                                                     -            0.00%           1.35%          (24.60%)

   Putnam VT Voyager II (AnnuiChoice(TM))
                                                                     -            0.00%           1.00%          (30.24%)
                                                                     -            0.00%           1.00%          (33.20%)

   Putnam VT Voyager II (IQ Annuity(TM))
                                                                     -            0.00%           1.45%          (30.59%)
                                                                     -            0.00%           1.45%          (17.30%)

   Putnam VT Voyager II (Grandmaster(TM))
                                                                     -            0.00%           1.35%          (30.58%)
                                                                     -            0.00%           1.35%          (16.60%)

   Putnam VT Voyager II (GrandMaster flex3(TM))
                                                                     -            0.00%           1.55%          (25.10%)

CLASS B SHARES:
   Scudder EAFE Equity Index (GrandMaster flex3(TM))
                                                                     -            2.33%           1.55%          (23.70%)

   Scudder EAFE Equity Index (IQ3(TM))
                                                                     -            2.90%           1.45%          (22.20%)

   Scudder Equity 500 Index (GrandMaster flex3(TM))
                                                                     -            4.21%           1.55%          (19.60%)

   Scudder Equity 500 Index (IQ3(TM))
                                                                     -            2.39%           1.45%          (16.50%)

   Scudder Small Cap Index (GrandMaster flex3(TM))
                                                                     9            4.94%           1.55%          (23.90%)

   Scudder Small Cap Index (IQ3(TM))
                                                                    76            1.57%           1.45%          (23.90%)

   Scudder VIT EAFE Equity Index (AnnuiChoice(TM))
                                                                     -            5.85%           1.00%          (20.80%)

   Scudder VIT Equity 500 Index (AnnuiChoice(TM))
                                                                     -            1.88%           1.00%          (16.00%)

   Scudder VIT Small Cap Index (AnnuiChoice(TM))
                                                                     1            0.99%           1.00%          (23.00%)

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 1,000.

5. Subsequent Events (Unaudited)

On January 27, 2003, the Board of Directors of The Legends Fund, Inc. approved a proposal to reorganize each Portfolio with a corresponding series of Touchstone Variable Series Trust (each, a "Touchstone Fund"). Shareholders of record of each Portfolio as of January 31, 2003 will be asked to vote on the proposal at a special meeting of shareholders to be held on April 18, 2003. The reorganizations are part of a restructuring by Integrity, National Integrity and their affiliates designed to achieve greater operating efficiencies and potential economies of scale. Each Portfolio, the respective Touchstone Fund with which it will reorganize and the Touchstone Fund as it will be named after each reorganization (the "Combined Fund") is listed below:

Portfolio:                        Touchstone Fund                    Combined Fund
-------------------------------   --------------------------------   ----------------------------------
Harris Bretall Sullivan &
  Smith Equity Growth             Touchstone Large Cap Growth        Touchstone Large Cap Growth
Third Avenue Value                Touchstone Small Cap Value         Touchstone Third Avenue Value
Gabelli Large Cap Value           Touchstone Value Plus              Touchstone Value Plus
Baron Small Cap                   A newly created fund               Touchstone Baron Small Cap

Each Combined Fund will have a similar or identical investment objective and similar or identical investment strategies and risks to those of the corresponding Portfolio. Touchstone Small Cap Value Fund will become a non-diversified fund, subject to the approval of its shareholders, to resemble the Third Avenue Value Portfolio.

Touchstone Advisers will continue to serve as investment manager to the Combined Funds after the reorganizations. The sub-adviser of each Combined Funds will be the same as the current sub-adviser of the corresponding Portfolio, except that the sub-adviser of Gabelli Large Cap Portfolio after the reorganization will be Fort Washington Investment Advisors, Inc., an affiliate of Touchstone Advisors.

FINANCIAL STATEMENTS
(STATUTORY BASIS)

Integrity Life Insurance Company

Years ended December 31, 2002 and 2001
with Report of Independent Auditors

                        Integrity Life Insurance Company

                              Financial Statements
                                (Statutory Basis)

                     Years ended December 31, 2002 and 2001




                                    CONTENTS

Report of Independent Auditors                                      1

Audited Financial Statements

Balance Sheets (Statutory Basis)                                    2
Statements of Operations (Statutory Basis)                          4
Statements of Changes in Capital and Surplus (Statutory Basis)      5
Statements of Cash Flows (Statutory Basis)                          6
Notes to Financial Statements (Statutory Basis)                     8

                         Report of Independent Auditors

Board of Directors
Integrity Life Insurance Company

We have audited the accompanying statutory basis balance sheets of Integrity Life Insurance Company as of December 31, 2002 and 2001, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note A to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States and the effects on the accompanying financial statements are described in Note A.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Integrity Life Insurance Company at December 31, 2002 and 2001, or the results of its operations or its cash flows for the years then ended.

Also, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrity Life Insurance Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance.

As discussed in Note B to the financial statements, in 2001 Integrity Life Insurance Company changed various accounting policies to be in accordance with the revised NAIC Accounting Practices and Procedures Manual, as adopted by the Ohio Department of Insurance. Also, as discussed in Note C to the financial statements, in 2002 Integrity Life Insurance Company changed various accounting policies to be in accordance with SSAP 10, INCOME TAXES, for its subsidiary that is domiciled in New York.

                                                   /s/ Ernst & Young LLP

Cincinnati, Ohio
April 4, 2003

                        Integrity Life Insurance Company

                        Balance Sheets (Statutory Basis)

                                                                                           DECEMBER 31,
                                                                                     2002                2001
                                                                          ----------------------------------------
                                                                                         (IN THOUSANDS)
ADMITTED ASSETS
Cash and invested assets:
    Bonds                                                                          $ 1,186,878        $ 1,349,888
    Preferred stocks                                                                   108,532             85,631
    Investment in common stock of subsidiary                                            71,107             58,908
    Non-affiliated common stocks                                                       188,664             54,878
    Mortgage loans                                                                      18,065             19,589
    Policy loans                                                                       113,318            110,235
    Cash and short-term investments                                                     22,102             27,739
    Other invested assets                                                                1,129              9,076
    Receivable for securities                                                            1,378                  -
                                                                          ----------------------------------------
Total cash and invested assets                                                       1,711,173          1,715,944

Separate account assets                                                              1,818,569          1,636,626
Accrued investment income                                                               18,785             22,241
Federal income tax recoverable                                                          18,168             15,288
Receivable from affiliates                                                              35,787              2,017
Other admitted assets                                                                    3,205              2,810


                                                                          ----------------------------------------
Total admitted assets                                                              $ 3,605,687        $ 3,394,926
                                                                          ========================================


                                                                                      DECEMBER 31,
                                                                                2002              2001
                                                                          ------------------------------------
                                                                                    (IN THOUSANDS)
LIABILITIES AND CAPITAL AND SURPLUS
Liabilities:

    Policy and contract liabilities:
      Life and annuity reserves                                                 $ 1,542,511       $ 1,553,986
      Unpaid claims                                                                     138               146
      Deposits on policies to be issued, net                                          1,966             2,332
                                                                          ------------------------------------
    Total policy and contract liabilities                                         1,544,615         1,556,464

    Separate account liabilities                                                  1,790,566         1,608,626
    Accounts payable and accrued expenses                                             8,774            10,408
    Transfers from separate accounts due, net                                       (59,436)          (38,444)
    Reinsurance balances payable                                                        608             1,324
    Payable for securities                                                                -             1,473
    Asset valuation reserve                                                          67,581            31,530
    Interest maintenance reserve                                                     21,724            18,914
    Borrowed money                                                                   30,575                 -
    Other liabilities                                                                   831             2,254
                                                                          ------------------------------------
Total liabilities                                                                 3,405,838         3,192,549

Capital and surplus:
    Common stock, $2 par value, 1,500,000 shares
      authorized, issued and outstanding                                              3,000             3,000
    Paid-in surplus                                                                 305,795           299,232
    Unassigned deficit                                                             (108,946)          (99,855)
                                                                          ------------------------------------
Total capital and surplus                                                           199,849           202,377
                                                                          ------------------------------------
Total liabilities and capital and surplus                                       $ 3,605,687       $ 3,394,926
                                                                          ====================================

SEE ACCOMPANYING NOTES.

                        Integrity Life Insurance Company

                   Statements of Operations (Statutory Basis)

                                                                                    YEAR ENDED DECEMBER 31,
                                                                                     2002              2001
                                                                              -------------------------------------
                                                                                         (IN THOUSANDS)
Premiums and other revenues:
    Premiums and annuity considerations                                                $ 483,041         $ 392,201
    Net investment income                                                                102,330           118,798
    Amortization of the interest maintenance reserve                                          10               820
    Reserve adjustments on reinsurance ceded                                           1,383,677            (1,631)
    Fees from management of separate account mutual funds                                 11,075            12,230
    Surrender charges                                                                      3,564             3,352
    Other revenues                                                                    (1,361,337)            5,379
                                                                              -------------------------------------
Total premiums and other revenues                                                        622,360           531,149
Benefits paid or provided:
    Death benefits                                                                         6,931             4,705
    Annuity benefits                                                                      73,724            79,498
    Surrender benefits                                                                   290,613           251,622
    Payments on supplementary contracts                                                    1,570             1,642
    Decrease in reserves and deposit fund liabilities                                    (11,089)          (43,136)
    Other benefits                                                                         2,151             2,333
                                                                              -------------------------------------
Total benefits paid or provided                                                          363,900           296,664
Insurance expenses and other deductions :
    Commissions                                                                           22,985            20,873
    General expenses                                                                      21,021            21,158
    Taxes, licenses and fees                                                                 985               484
    Net transfers to separate accounts                                                   222,405           182,691
    Other expenses                                                                         1,730             2,668
                                                                              -------------------------------------
Total insurance expenses and other deductions                                            269,126           227,874
                                                                              -------------------------------------
Gain (loss) from operations before federal income taxes and
    net realized capital losses                                                          (10,666)            6,611
Federal income tax expense                                                                     -                65
                                                                              -------------------------------------
Gain (loss) from operations before net realized capital losses                           (10,666)            6,546
Net realized capital losses                                                              (87,808)          (11,814)
                                                                              -------------------------------------
Net loss                                                                               $ (98,474)         $ (5,268)
                                                                              =====================================

SEE ACCOMPANYING NOTES.

                        Integrity Life Insurance Company

         Statements of Changes in Capital and Surplus (Statutory Basis)

                     Years Ended December 31, 2002 and 2001


                                                        COMMON              PAID-IN        UNASSIGNED     TOTAL CAPITAL
                                                        STOCK               SURPLUS         DEFICIT        AND SURPLUS
                                             ---------------------------------------------------------------------------
                                                                                (IN THOUSANDS)
Balance, January 1, 2001                                $ 3,000          $ 294,330        $ (108,820)         $ 188,510

Net loss                                                                                      (5,268)            (5,268)
Cumulative effect of changes
    in accounting principles                                                                 (65,058)           (65,058)
Change in net deferred income tax                                                                508                508
Net change in unrealized gain
    of subsidiary                                                                             19,553             19,553
Net change in unrealized gain
    on investment securities                                                                  44,052             44,052
Net change in nonadmitted
    assets and related items                                                                  27,630             27,630
Change in reserve (change
    in valuation basis)                                                                      (10,751)           (10,751)
Increase in asset valuation
    reserve                                                                                   (9,506)            (9,506)
Change in surplus in
    separate accounts                                                                          7,805              7,805
Capital contribution                                                         4,902                                4,902
                                             ---------------------------------------------------------------------------
Balance, December 31, 2001                                3,000            299,232           (99,855)           202,377

Net loss                                                                                     (98,474)           (98,474)
Change in net deferred income tax                                                             (1,292)            (1,292)
Net change in unrealized gain
    of subsidiary                                                                            (43,102)           (43,102)
Net change in unrealized gain
    on investment securities                                                                 127,058            127,058
Net change in nonadmitted
    assets and related items                                                                  12,493             12,493
Increase in asset valuation
    reserve                                                                                  (36,051)           (36,051)
Change in surplus in
    separate accounts                                                                          8,858              8,858
Deferred ceding commission for
    Modco reinsurance agreement                                                               21,450             21,450
Other changes in unassigned
    surplus                                                                                      (31)               (31)
Capital contribution                                                         6,563                                6,563
                                             ---------------------------------------------------------------------------
Balance, December 31, 2002                              $ 3,000          $ 305,795        $ (108,946)         $ 199,849
                                             ===========================================================================

SEE ACCOMPANYING NOTES.

                        Integrity Life Insurance Company

                   Statements of Cash Flows (Statutory Basis)

                                                                                YEAR ENDED DECEMBER 31,

                                                                                2002               2001
                                                                          -------------------------------------
                                                                                     (IN THOUSANDS)
OPERATIONS:
    Premiums, policy proceeds and other
      considerations received                                                    $  483,041          $ 392,201
    Net investment income received                                                  104,309            124,384
    Commission and expense allowances received (paid)
      on reinsurance ceded                                                        1,395,274             (1,579)
    Benefits paid                                                                  (373,115)          (337,628)
    Insurance expenses paid                                                         (46,626)           (41,640)
    Other income received net of other expenses paid                             (1,360,694)            22,555
    Net transfers to separate accounts                                             (243,396)          (187,970)
    Federal income taxes recovered                                                    8,972              5,506
                                                                          -------------------------------------
Net cash used in operations                                                         (32,235)           (24,171)
INVESTMENT ACTIVITIES:
Proceeds from sales, maturities, or repayments of investments:
      Bonds                                                                         885,400            425,185
      Stocks                                                                          4,614                  -
      Mortgage loans                                                                  1,525              1,728
      Other invested assets                                                           6,173              7,797
      Miscellaneous proceeds                                                         (1,379)             2,617
                                                                          -------------------------------------
Net proceeds from sales, maturities, or repayments
    of investments                                                                  896,333            437,327


                                                                                 YEAR ENDED DECEMBER 31,

                                                                                2002               2001
                                                                          -------------------------------------
                                                                                     (IN THOUSANDS)
Cost of investments acquired:
    Bonds                                                                           799,157            364,552
    Preferred stocks                                                                 26,362                318
    Common stocks                                                                    61,865              9,824
    Miscellaneous applications                                                        1,473              3,968
                                                                          -------------------------------------
Total cost of investments acquired                                                  888,857            378,662
Net increase in policy loans                                                          3,082              2,835
                                                                          -------------------------------------
Net cash provided by  investment activities                                           4,394             55,830

FINANCING AND MISCELLANEOUS ACTIVITIES:
Other cash provided:
    Borrowed money                                                                   30,575                  -
    Deposits on deposit-type contract funds and other
      liabilities without life or disability contingencies                           10,171              6,330
    Other sources                                                                    29,458              9,898
                                                                          -------------------------------------
Total other cash provided                                                            70,204             16,228
Other cash applied:
    Withdrawals on deposit-type contract funds and other
      liabilities without life or disability contingencies                           11,946             12,649
    Other applications, net                                                          36,054             29,107
                                                                          -------------------------------------
Total other cash applied                                                             48,000             41,756
                                                                          -------------------------------------
Net cash provided by (used in) financing and
    miscellaneous activities                                                         22,204            (25,528)
                                                                          -------------------------------------
Net increase (decrease) in cash and short-term investments                           (5,637)             6,131
Cash and short-term investments at beginning of year                                 27,739             21,608
                                                                          -------------------------------------
Cash and short-term investments at end of year                                     $ 22,102           $ 27,739
                                                                          =====================================

SEE ACCOMPANYING NOTES.

                        Integrity Life Insurance Company

                 Notes to Financial Statements (Statutory Basis)

                                December 31, 2002

A. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Integrity Life Insurance Company (the Company) is a wholly owned subsidiary of The Western and Southern Life Insurance Company ("W&S"). The Company, domiciled in the state of Ohio and currently licensed in 47 states and the District of Columbia, specializes in the asset accumulation business with particular emphasis on retirement savings and investment products. The Company's wholly owned insurance subsidiary, National Integrity Life Insurance Company ("National Integrity"), distributes similar products in the state of New York.

On March 3, 2000, W&S acquired the Company and National Integrity from ARM Financial Group, Inc. ("ARM") pursuant to a purchase agreement dated December 17, 1999 ("Purchase Agreement"). Under the terms of the Purchase Agreement, W&S placed the entire purchase price of $119.3 million into a recoverable escrow account subject to a number of downward price adjustments. These price adjustments related primarily to an indemnification of losses from the sales or deemed sales of certain securities owned by the Company and National Integrity. In a separate agreement, W&S assigned the right to receive the recovery of the purchase price on indemnified securities to the Company. As of March 31, 2001, the Company had recovered $125.0 million related to the sales of these securities and accrued interest on the escrow funds in full settlement of the escrow account. In accordance with accounting practices prescribed or permitted by the Ohio Department of Insurance, the Company netted realized losses from the sale of such securities with the related gain from indemnification. In addition, the interest maintenance reserve was not reduced by statutory realized losses from the securities sold during 2000 because those losses were netted with indemnification income.

The Company and National Integrity have been assigned a AAA (Extremely Strong) rating for financial strength by Standard and Poor's, AA+ (Very Strong) for claims paying ability from Fitch, A+ (Superior) for financial strength from A.M. Best and Aa2 (Excellent) for financial strength by Moody's Investor Services.

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

BASIS OF PRESENTATION

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance. Such practices vary from accounting principles generally accepted in the United States ("GAAP"). The more significant variances from GAAP are as follows:

INVESTMENTS

Investments in bonds and preferred stocks are reported at amortized cost or fair value based on the National Association of Insurance Commissioners' ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of shareholder's equity for those designated as available-for-sale. In addition, fair values of certain investments in bonds and stocks are based on values specified by the NAIC, rather than on actual or estimated fair values used for GAAP.

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using the retrospective method. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the undiscounted estimated future cash flows. Effective April 1, 2001, for GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the discounted fair value. If high credit quality securities are adjusted, the retrospective method is used.

Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the individual security sold using the seriatim method.

The net deferral is reported as the interest maintenance reserve ("IMR") in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses would be reported in the income statement on a pretax basis in the period that the assets giving rise to the gains or losses are sold.

The asset valuation reserve ("AVR") provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus. AVR is not recognized for GAAP.

SUBSIDIARY

The accounts and operations of the Company's subsidiary are not consolidated with the accounts and operations of the Company as would be required under GAAP.

POLICY ACQUISITION COSTS

Costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to investment-type products, to the extent recoverable from future gross profits, would be deferred and amortized generally in proportion to the emergence of gross profits over the estimated terms of the underlying policies.

NONADMITTED ASSETS

Certain assets designated as "nonadmitted," principally disallowed deferred tax assets and other assets not specifically designated as an admitted asset within the NAIC Accounting Practices and Procedures Manual, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheets.

PREMIUM AND BENEFITS

Revenues for universal life and annuity policies with mortality or morbidity risk, except for guaranteed interest and group annuity contracts, consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting, and credited directly to an appropriate policy reserve account, without recognizing premium income. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

BENEFIT RESERVES

Certain policy reserves are calculated using statutorily prescribed interest and mortality assumptions rather than on expected experience or actual account balances as would be required under GAAP.

REINSURANCE

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with policy acquisition costs as required under GAAP.

DEFERRED INCOME TAXES

Deferred tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross deferred tax assets expected to be realized within one year of the balance sheet date or 10% of capital and surplus excluding any net deferred tax assets, EDP equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities. The remaining deferred tax assets are non-admitted. Deferred taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred taxes, a deferred tax asset is recorded for the amount of gross deferred tax assets expected to be realized in future years, and a valuation allowance is established for deferred tax assets not realizable.

STATEMENTS OF CASH FLOWS

Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding captions of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

The effects of the foregoing variances from GAAP on the accompanying statutory basis financial statements are as follows:


                                                                             YEAR ENDED DECEMBER 31,
                                                                             2002              2001
                                                                       ------------------------------------
                                                                                 (IN THOUSANDS)
Net loss as reported in the accompanying statutory basis financial
   statements                                                             $     (98,474)   $      (5,268)
Deferred policy acquisition costs, net of amortization                           20,094           22,945
Adjustments to customer deposits                                                 (5,792)         (10,221)
Adjustments to invested asset carrying values at acquisition date                18,357           22,722
Amortization of value of insurance in force                                     (24,534)         (30,530)
Amortization of interest maintenance reserve                                        (10)            (820)
Amortization of goodwill                                                              -           (3,284)
Adjustments for realized investment gains/losses                                  5,538           (1,184)
Adjustments for federal income tax expense                                       31,503           (4,320)
Investment in subsidiary                                                          6,748           11,983
Ceding commission on modco reinsurance treaty                                   (11,550)               -
Other                                                                              (533)           1,728
                                                                       ------------------------------------
Net income (loss), GAAP basis                                             $     (58,563)   $       3,751
                                                                       ====================================


                                                                               YEAR ENDED DECEMBER 31,
                                                                               2002              2001
                                                                       ------------------------------------
                                                                                 (IN THOUSANDS)
Capital and surplus as reported in the accompanying statutory basis
   financial statements                                                   $     199,849    $     202,377
Adjustments to customer deposits                                               (159,100)        (153,450)
Adjustments to invested asset carrying values at acquisition date               (71,190)        (116,991)
Asset valuation reserve and interest maintenance reserve                         89,305           50,444
Value of insurance in force                                                     127,342          182,054
Goodwill                                                                        100,505          100,505
Deferred policy acquisition costs                                                50,190           30,796
Adjustments to investment in subsidiary excluding net unrealized
   gains (losses)                                                                44,990           (6,165)
Net unrealized losses on available-for-sale securities                         (138,246)          (6,127)
Capital contribution                                                            138,000           45,000
Other                                                                           (34,801)         (59,050)
                                                                       ------------------------------------

Stockholder's equity, GAAP basis                                          $     346,844    $     269,393
                                                                       ====================================

Other significant accounting practices are as follows:

INVESTMENTS

Bonds, preferred stocks, common stocks, and short-term investments are stated at values prescribed by the NAIC, as follows:

     Bonds not backed by other loans are principally stated at amortized cost using the interest method.

     Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except principal-only and interest-only securities, which are valued using the prospective method.

   Preferred stocks are reported at cost.

   Non-affiliated common stocks are reported at fair value as determined by the Securities Valuation Office of the NAIC and the related unrealized capital gains and losses are reported in unassigned surplus along with any adjustment for federal income taxes.

   There are no restrictions on non-affiliated common or preferred stocks.

   The Company's investment in its insurance subsidiary is reported at the equity in the underlying statutory basis of National Integrity's net assets. Changes in the admitted asset carrying amount of the investment are credited or charged directly to unassigned surplus.

   Short-term investments include investments with remaining maturities of less than one year at the date of acquisition and are principally stated at amortized cost.

   Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

   Mortgage loans and policy loans are reported at unpaid principal balances.

   Realized capital gains and losses are determined using the specific identification method. Changes in admitted asset carrying amounts for bonds, preferred stocks, non-affiliated common stocks and mortgage loans are credited or charged directly to unassigned surplus.

PREMIUMS

Premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

BENEFITS

Life and annuity reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the Ohio Department of Insurance. The Company waives deduction of deferred fractional premiums upon the death of life and annuity policy insureds and does not return any premium beyond the date of death. Surrender values on policies do not exceed the corresponding benefit reserves. Policies issued subject to multiple table substandard extra premiums are valued on the standard reserve basis which recognizes the non-level incidence of the excess mortality costs. Additional reserves are established when the results of cash flow testing under various interest rate scenarios indicate the need for such reserves.

The mean reserve method is used to adjust the calculated terminal reserve to the appropriate reserve at December 31. Mean reserves are determined by computing the regular mean reserve for the plan at the rated age and holding, in addition, one-half of the extra premium charge for the year. Policies issued after July 1 for substandard lives, are charged an extra premium plus the regular premium for the true age. Mean reserves are based on appropriate multiples of standard rates of mortality. An asset is recorded for deferred premiums net of loading to adjust the reserve for model premium payments.

Tabular interest, tabular less actual reserve released, and tabular cost have been determined by formula as prescribed by the NAIC. Tabular interest on funds not involving life contingencies was derived from basic data.

REINSURANCE

Reinsurance premiums, benefits and expenses are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

GUARANTY FUND ASSESSMENTS

A liability for guaranty fund assessments is accrued after an insolvency has occurred.

BORROWED MONEY

The Company has entered into several dollar-roll reverse repurchase agreements in 2002. The transactions have been reflected as financing transactions requiring the asset and the liability for the repurchase to remain on the Company's financial statements. Included in the

Company's available for sale portfolio is approximately $30.6 million of mortgage-backed securities, which are currently subject to the agreements.

SEPARATE ACCOUNTS

Separate account assets and liabilities reported in the accompanying financial statements represent funds that are separately administered, principally for variable annuity contracts. Separate account assets are reported at fair value. Surrender charges collectible by the general account in the event of variable annuity contract surrenders are reported as a negative liability rather than an asset pursuant to prescribed NAIC accounting practices. Policy related activity involving cashflows, such as premiums and benefits, are reported in the accompanying statements of operations in separate line items combined with related general account amounts. Investment income and interest credited on deposits held in guaranteed separate accounts are included in the accompanying statements of operations as a net amount included in net transfers to separate accounts. The Company receives administrative fees for managing the nonguaranteed separate accounts and other fees for assuming mortality and certain expense risks.

RECLASSIFICATIONS

Certain 2001 amounts in the Company's statutory basis financial statements have been reclassified to conform to the 2002 financial presentation.

B. ACCOUNTING CHANGES

The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance. Effective January 1, 2001, the State of Ohio required that insurance companies domiciled in the State of Ohio prepare their statutory basis financial statements in accordance with the NAIC Accounting Practices and Procedures Manual subject to any deviation prescribed or permitted by the State of Ohio Insurance Commissioner. Accounting changes adopted to conform to the provisions of the NAIC Accounting Practices and Procedures Manual are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods. As a result of these changes, the Company reported a change of accounting principle that decreased unassigned surplus $65.1 million as of January 1, 2001. Included in this total adjustment is a reduction in capital and surplus of approximately $37.5 million in write-downs of impaired invested assets, $24.7 million related to deferred tax assets and $2.9 million of accrued guaranty fund assessments. Despite the negative effect on statutory surplus, management expects the Company to remain in compliance with all regulatory and contractual obligations.

Effective January 1, 2002, as a result of a change in New York regulations, the Company's wholly owned subsidiary, National Integrity, adopted SSAP 10, INCOME TAXES. The effect of this accounting change resulted in an increase to National Integrity's capital and surplus of $14.2 million, and was accounted for as a cumulative effect of a change in accounting principle.

C. INVESTMENTS

The cost or amortized cost and the fair value of investments in bonds and preferred stocks are summarized as follows:

                                          COST OR         GROSS              GROSS
                                         AMORTIZED      UNREALIZED         UNREALIZED
                                           COST           GAINS               LOSSES          FAIR VALUE
                                    -----------------------------------------------------------------------
                                                                (IN THOUSANDS)
At December 31, 2002:
Mortgage-backed securities             $     292,541    $           -     $           -    $     292,541
Corporate securities                         662,845           35,554            25,198          673,201
Asset-backed securities                      192,652                -               577          192,075
U.S. Treasury securities and
   obligations of U.S. government
   agencies                                   32,110            1,993                 -           34,103
Foreign governments                            4,038              624                 -            4,662
States and political
   subdivisions                                3,650                -               257            3,393
                                    -----------------------------------------------------------------------
Total bonds                                1,187,836           38,171            26,032        1,199,975
Preferred stocks                             108,621              612                89          109,144
                                    -----------------------------------------------------------------------
Total bonds and preferred stocks       $   1,296,457    $      38,783     $      26,121    $   1,309,119
                                    =======================================================================
At December 31, 2001:
Mortgage-backed securities             $     328,068    $       4,528     $      21,919    $     310,677
Corporate securities                         872,386           18,951           101,063          790,274
Asset-backed securities                       99,972            1,993            15,235           86,730
U.S. Treasury securities and
   obligations of U.S. government
   agencies                                   40,788              665               532           40,921
Foreign governments                            3,105                -               830            2,275
States and political subdivisions              6,450              535                 -            6,985
                                    -----------------------------------------------------------------------
Total bonds                                1,350,769           26,672           139,579        1,237,862
Preferred stocks                              85,631               17            11,990           73,658
                                    -----------------------------------------------------------------------
Total bonds and preferred stocks       $   1,436,400    $      26,689     $     151,569    $   1,311,520
                                    =======================================================================

Fair values are based on published quotations of the Securities Valuation Office ("SVO") of the NAIC. Fair values generally represent quoted market value prices for securities traded in the public marketplace, or analytically determined values using bid or closing prices for securities not traded in the public marketplace. However, for certain investments for which the NAIC does not provide a value, the Company uses the amortized cost amount as a substitute for fair value in accordance with prescribed guidance. As of December 31, 2002 and 2001, the fair value of investments in bonds and preferred stocks includes $732.1 million and $800 million, respectively, of bonds and preferred stocks that were valued at amortized cost.

The amortized cost of bonds at December 31, 2002 and 2001 has been reduced by adjustments of $1.0 million and $0.9 million, respectively, to derive the carrying amount of bonds in the balance sheets ($1,186.9 million and $1,349.9 million, respectively). The amortized cost of preferred stocks at December 31, 2002 has been reduced by adjustments of $88,706 to derive the carrying amount of preferred stocks in the balance sheet ($108.5 million).

A summary of the cost or amortized cost and fair value of the Company's investments in bonds at December 31, 2002, by contractual maturity, is as follows:


                                                                            COST OR         FAIR VALUE
                                                                        AMORTIZED COST
                                                                       ------------------------------------
                                                                                 (IN THOUSANDS)
Years to maturity:
   One or less                                                            $       6,033    $       5,904
   After one through five                                                        99,529          104,479
   After five through ten                                                       149,351          150,739
   After ten                                                                    447,730          454,237
   Asset-backed securities                                                      192,652          192,075
   Mortgage-backed securities                                                   292,541          292,541
                                                                       ------------------------------------
Total                                                                     $   1,187,836    $   1,199,975
                                                                       ====================================

The expected maturities in the foregoing table may differ from the contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties and because asset-backed and mortgage-backed securities (including floating-rate securities) provide for periodic payments throughout their lives.

Proceeds from the sales of investments in bonds during 2002 and 2001 were $507.6 million and $425.2 million; gross gains of $5.8 million and $1.9 million, and gross losses of $2.2 million and $5.6 million were realized on those sales, respectively.

At December 31, 2002 and 2001, bonds with an admitted asset value of $6,111,530 and $6,958,555 respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

At December 31, 2002 and 2001, the Company held unrated or less-than-investment grade bonds and preferred stocks of $181.2 million and $162.0 million, respectively, with an aggregate fair value of $163.2 million and $114.6 million, respectively. Those holdings amounted to 14% and 12% of the Company's investments in bonds and preferred stocks at December 31, 2002 and 2001, respectively, and approximately 5% of the Company's total admitted assets at December 31, 2002 and 2001. The Company performs periodic evaluations of the relative credit standing of the issuers of these bonds. These evaluations are considered by the Company in their overall investment strategy.

Unrealized gains and losses on investment in subsidiary and non-affiliated common stocks are reported directly in surplus and do not affect operations. The gross unrealized gains and losses on, and the cost and fair value of, the investment are summarized as follows:

                                             COST        GROSS UNREALIZED    GROSS UNREALIZED    FAIR VALUE
                                                              GAINS              LOSSES
                                       -----------------------------------------------------------------------
                                                                   (IN THOUSANDS)
At December 31, 2002:
   Subsidiary                             $      73,124     $           -    $       2,017     $      71,107
   Non-affiliated common stocks                  16,507           173,820            1,663           188,664
                                       -----------------------------------------------------------------------
                                          $      89,632     $     173,820    $       3,681     $     259,771
                                       =======================================================================
At December 31, 2001:
   Subsidiary                             $      17,823     $      41,085    $           -     $      58,908
   Non-affiliated common stocks                   9,943            45,317              382            54,878
                                       -----------------------------------------------------------------------
                                          $      27,766    $      86,402     $         382     $     113,786
                                       =======================================================================

The Company's mortgage loan portfolio is primarily comprised of commercial and agricultural loans. The Company made no new mortgage loans during 2002 or 2001. The maximum percentage of any one loan to the value of the security at the time of the loan exclusive of any purchase money mortgages was 75%. Fire insurance is required on all properties covered by mortgage loans. As of December 31, 2002 and 2001, the Company held no mortgages with interest more than 180 days past due. During 2002, excluding adjustments on adjustable rate mortgages, no interest rates on outstanding mortgage loans were reduced. No amounts have been advanced by the Company.

Major categories of the Company's net investment income are summarized as follows:


                                                                             YEAR ENDED DECEMBER 31,
                                                                             2002              2001
                                                                       ------------------------------------
                                                                                 (IN THOUSANDS)
Income:
   Bonds                                                                  $      84,227    $      93,625
   Preferred stocks                                                               6,975            6,748
   Unaffiliated common stocks                                                     1,011                -
   Mortgage loans                                                                 1,718            1,751
   Policy loans                                                                   8,465            8,219
   Cash and short-term investments                                                1,167            8,351
   Other investment income                                                          373            1,092
                                                                       ------------------------------------
Total investment income                                                         103,936          119,786
Investment expenses                                                              (1,606)            (988)
                                                                       ------------------------------------
Net investment income                                                     $     102,330    $     118,798
                                                                       ====================================

There has been no due and accrued investment income excluded from surplus.

Realized capital gains and losses are reported net of federal income taxes and amounts transferred to the IMR, as follows:


                                                                             YEAR ENDED DECEMBER 31,
                                                                             2002              2001
                                                                       ------------------------------------
                                                                                 (IN THOUSANDS)

Realized capital losses                                                   $     (84,988)   $     (15,437)
Less amount transferred to IMR                                                    2,820           (3,623)
                                                                       ------------------------------------
Net realized capital losses                                               $     (87,808)   $     (11,814)
                                                                       ====================================

Realized capital losses include $86.8 million and $9.8 million related to securities that have experienced an other-than-temporary decline in value during 2002 and 2001, respectively.

D. FINANCIAL INSTRUMENTS

The Company has offered equity-indexed products through its separate accounts. In connection with these products, the Company purchased over-the-counter call options from Citibank N.A., New York, and custom-tailored options from W&S. These options, which are held by the separate account, are recorded at market value of $10.0 million and $20.2 million at December 31, 2002 and 2001, respectively. Unrealized market value gains and losses on the option contracts are recorded in the separate account statements of operations to hedge against the Company's obligation to pay equity-indexed returns to policyholders.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to the financial instruments, but does not expect any counterparties to fail to meet their obligations given their high credit ratings.

E. FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating the "fair value" disclosures for financial instruments in the accompanying financial statements and notes thereto:

BONDS AND EQUITY SECURITIES

Fair values for bonds and equity securities are based on quoted market prices where available. For bonds and equity securities for which a quoted market price is not available, fair values are estimated using internally calculated estimates or quoted market prices of comparable investments.

MORTGAGE LOANS, POLICY LOANS, CASH AND SHORT-TERM INVESTMENTS AND SEPARATE ACCOUNT ASSETS

The carrying amounts of mortgage loans, policy loans cash and short-term investments and separate account assets approximate their fair value.

LIFE AND ANNUITY RESERVES FOR INVESTMENT-TYPE CONTRACTS AND DEPOSIT FUND LIABILITIES

The fair values of single premium immediate annuity reserves are based on discounted cash flow calculations using a market yield rate for assets with similar durations. The fair value of deposit fund liabilities and the remaining annuity reserves are primarily based on the cash surrender values of the underlying contracts.

SEPARATE ACCOUNT ANNUITY RESERVES

The fair value of separate account annuity reserves for investment-type products equals the cash surrender values.

The carrying amounts and fair values of the Company's significant financial instruments are shown below. For financial instruments not separately disclosed below, the carrying amount is a reasonable estimate of fair value.


                                                    DECEMBER 31, 2002                  DECEMBER 31, 2001
                                           -----------------------------------------------------------------------
                                              CARRYING AMOUNT        FAIR        CARRYING AMOUNT        FAIR
                                                                    VALUE                              VALUE
                                           -----------------------------------------------------------------------
                                                                       (IN THOUSANDS)
Assets:
   Bonds                                   $    1,186,878   $   1,136,831    $   1,349,888   $    1,249,601
   Preferred stocks                               108,532          87,368           85,631           73,766
   Non-affiliated common stocks                   188,664         188,664           54,878           54,878
   Mortgage loans                                  18,065          18,065           19,589           19,589
   Policy loans                                   113,318         113,318          110,235          110,235
   Cash and short-term investments                 22,102          22,102           27,739           27,739
   Separate account assets                      1,818,569       1,818,569        1,636,626        1,636,626

Liabilities:
   Life and annuity reserves for
     investment-type contracts and deposit
     fund liabilities                      $    1,246,259   $   1,361,437    $   1,257,178   $    1,312,316
   Separate accounts annuity reserves           1,723,547       1,718,306        1,565,616        1,564,214

F. REINSURANCE

Consistent with prudent business practices and the general practice of the insurance industry, the Company reinsures risks under certain of its insurance products with other insurance companies through reinsurance agreements. Through these reinsurance agreements, substantially all mortality risks associated with single premium endowment deposits, much of the mortality risks associated with variable annuity deposits and substantially all risks associated with variable life business have been reinsured with non-affiliated insurance companies. A contingent liability exists with respect to insurance ceded which would become a liability should the reinsurer be unable to meet the obligations assumed under these reinsurance agreements.

The effect of reinsurance on premiums, annuity considerations and deposit-type funds is as follows:


                                                                             YEAR ENDED DECEMBER 31,
                                                                             2002              2001
                                                                       ------------------------------------
                                                                                 (IN THOUSANDS)
Direct premiums and amounts assessed
  against policyholders                                                   $     495,286    $     401,116
Reinsurance assumed                                                                 551              552
Reinsurance ceded                                                                (3,152)          (3,136)
                                                                       ------------------------------------
Net premiums, annuity considerations and
  deposit-type funds                                                      $     492,685    $     398,532
                                                                       ====================================

The Company assumed $551,382 and $551,712 of Variable Life Insurance premiums in 2002 and 2001, respectively, from a modified-coinsurance agreement with Safeco Life Insurance Company.

In 2002 and 2001, the Company did not commute any ceded reinsurance. In 2001, the Company did not enter into or engage in any agreement that reinsures policies or contracts that were in-force or had existing reserves as of the effective date of such agreements.

The Company entered into a modified, co-insurance reinsurance agreement with its parent, W&S, effective December 31, 2002. Under the terms of the agreement, the Company ceded to W&S $1.4 billion of reserves for certain blocks of business written before July 1, 2002, specifically, structured settlements, guaranteed rate option annuities, and accumulation products. On December 31, 2002, the Company received $33 million in ceding commissions from W&S. The ceding commission was received in the form of a bond, National Westminster Bank, and was allocated to various investment portfolios. Under the terms of the agreement, the Company retains the reserves and the related assets of this business. The effect of the modified coinsurance agreement on the statement of income was an increase of

$11.5 million to commission and expense allowance on reinsurance ceded to record the ceding commission net of tax. The Company also reported an increase of $1.4 billion to reserve adjustments on reinsurance ceded with a corresponding, offsetting decrease of $1.4 billion to aggregate write-ins for miscellaneous income to reflect the initial reinsurance premium. Additionally, the Company recorded an aggregate write-in to surplus of $21.5 million that represents the portion of the ceding commission to be recognized in the statement of operations as profits from the ceded businesses emerge. The objective of this reinsurance transaction was to remove the risks associated with the Company's structured settlement business, reduce surplus volatility attributable to the Company's market value adjusted annuities, and increase the Company's surplus. The agreement is to remain in force until the last policy subject to the agreement terminates or the parties mutually agree in writing to terminate the agreement.

Besides the reinsurance agreement with W&S, neither the Company nor any of its related parties control, directly or indirectly, any reinsurers with whom the Company conducts business. No policies issued by the Company have been reinsured with a foreign company, which is controlled, either directly or indirectly, by a party not primarily engaged in the business of insurance. The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel the agreement. At December 31, 2002 there are no reinsurance agreements in effect such that the amount of losses paid or accrued exceed the total direct premium collected.

The net amount of reduction in surplus at December 31, 2002 if all reinsurance ceded agreements were cancelled is approximately $35.7 million.

G. FEDERAL INCOME TAXES

The Company files a consolidated return with National Integrity. The method of allocation between the companies is subject to a written agreement, approved by the Board of Directors. Allocation is based on separate return calculations with current credit for net losses. Intercompany tax balances are settled annually.

Income before federal income taxes differs from taxable income principally due to tax-exempt investment income, dividends-received tax deductions, and differences in reserves for policy and contract liabilities for tax and statutory-basis financial reporting purposes.

As of December 31, 2002, the Company operating loss carryforwards of $19,493,326 that will expire in years 2021 through 2023.

The components of the carryover for the Company are as follows:


                                                               CARRYOVER              EXPIRATION DATES
                                                         -----------------------  --------------------------

General business credit carryover                           $        337,692             2006 - 2009
Foreign tax credit carryover                                $        145,292             2003 - 2004
AMT credit carryover                                        $      2,344,692            indefinitely
Capital loss carryover                                      $    202,941,110             2004 - 2007

The components of the net deferred tax asset/(liability) at December 31, 2002 are as follows (in thousands):

Gross deferred tax assets                                                 $     168,285
Gross deferred tax liabilities                                                   68,181
Deferred tax assets non-admitted                                                 81,936
Increase (decrease) in deferred tax assets non-admitted                         (13,143)

Current income taxes incurred consists of the following major components:

                                                                             YEAR ENDED DECEMBER 31,
                                                                             2002              2001
                                                                       ------------------------------------
                                                                                 (IN THOUSANDS)
Current year income tax (benefit)                                         $      (4,140)   $       1,695
Prior year over-accrual of tax reserves                                          (2,639)          (1,630)
                                                                       ------------------------------------
Federal income tax (benefit) incurred                                            (6,779)              65
Deferred adjustments to NOL carryover                                             6,779                -
                                                                       ------------------------------------
Current federal income tax incurred                                       $           -    $          65
                                                                       ====================================

The main components of the 2002 deferred tax amounts are as follows (in thousands):

Gross Deferred Tax Assets ("DTAs"):
Reserves                                                                                   $      18,434
Bonds/Stocks                                                                                      54,676
DAC                                                                                                3,937
Capital loss carryover                                                                            66,673
Section 197 intangible                                                                             1,784
Net operating loss carryover                                                                       6,823
Acquisition related goodwill                                                                       1,692
Deferred hedge losses                                                                              2,543
Reinsurance ceded                                                                                  7,507
Other                                                                                              4,215
                                                                                        -------------------
Total Deferred Tax Assets                                                                  $     168,285
                                                                                        ===================
Deferred Tax Assets non-admitted                                                           $      81,936
                                                                                        ===================
Gross Deferred Tax Liabilities:
Stocks /bonds deferred future gains                                                        $      60,297
Reserves strengthening                                                                             7,884
                                                                                        -------------------
Total Deferred Tax Liabilities ("DTLs"):                                                   $      68,181
                                                                                        ===================

Changes in DTAs and DTLs for the year ended December 31, 2002 are as follows:

                                                             2002             2001             Change
                                                      ------------------------------------------------------
DTAs                                                     $     168,285     $     107,996    $      60,289
                                                      ======================================================
DTAs non-admitted                                        $      81,936     $      95,079    $     (13,143)
                                                      ======================================================
DTLs                                                     $      68,181     $       8,560    $      59,621
                                                      ======================================================

The federal income tax provision reflects an effective tax rate different than the prevailing federal income tax rate due in part to various exclusions and special deductions available to life insurance companies. Following is a reconciliation between the amount of tax computed at the federal statutory rate of 35% and the federal income tax provision (exclusive of taxes related to capital gains or losses) reflected in the statements of operations:

                                                                                 YEAR END DECEMBER 31,
                                                                                2002              2001
                                                                       ------------------------------------
                                                                                 (IN THOUSANDS)

Federal income tax expense (benefit) computed at statutory rate           $     (33,479)   $       2,314
Amortization of value of insurance in force                                      (2,365)          (2,365)
Adjustment to statutory reserves for tax purposes                                   747            4,866
Book capital losses in excess of tax                                             30,649                -
Bond discount accrual                                                            (2,948)          (3,074)
Deferred acquisition costs recorded for tax purposes                                432              286
Amortization of interest maintenance reserve                                         90             (287)
Reinsurance ceded                                                                 7,507                -
Other                                                                            (7,233)          (1,675)
                                                                       ------------------------------------
Federal income tax expense (benefit)                                             (6,779)              65

Deferred adjustments to NOL carryover                                             6,779                -
                                                                       ------------------------------------
Current federal income tax                                                $           -    $          65
                                                                       ====================================

The Company made no tax payments in 2002 ($4.5 million in 2001).

H. CAPITAL AND SURPLUS

The ability of the Company to pay dividends is limited by state insurance laws. Under Ohio insurance laws, the Company may pay dividends, without the approval of the Ohio Director of Insurance, only from unassigned surplus and those dividends may not exceed (when added to other dividends paid in the proceeding 12 months) the greater of (i) 10% of the Company's statutory unassigned surplus as of December 31, 2002 or (ii) the Company's statutory net income for the preceding year. The Company may not pay any dividends during 2002 without prior approval.

Under New York insurance laws, National Integrity may pay dividends to the Company only out of its earnings and surplus, subject to at least thirty days prior notice to the New York Insurance Superintendent and no disapproval from the Superintendent prior to the date of such dividend. The Superintendent may disapprove a proposed dividend if the Superintendent finds that the financial condition of National Integrity does not warrant such distribution. During 2002, the Company did not receive any dividends from National Integrity.

At December 31, 2002, the portion of unassigned deficit represented or reduced by each item below is as follows:


                                                                                AMOUNT
                                                                          -------------------
                                                                            (IN THOUSANDS)
    Unrealized gains and losses                                              $     171,111
    Non-admitted asset values                                                      (83,469)
    Separate account businesses                                                    (49,732)
    Asset valuation reserves                                                       (67,581)
    Provision for reinsurance                                                            -

Life/health insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life/health insurance company is to be determined based on the various risk factors related to it. At December 31, 2002 and 2001, the Company meets the RBC requirements.

I. RELATED PARTY TRANSACTIONS

During 2002 and 2001, the Company received $6.6 million and $4.9 million, respectively, in capital contributions from W&S. The capital contributions were in the form of common stocks having an original cost to W&S of $6.6 million and a market value at the date of transfer of approximately $145.0 million for the 2002 capital contribution and an original cost to W&S of $4.9 million and a market value at the date of transfer of approximately $50.0 million for the 2001 capital contribution. During 2002, the Company recorded $55.3 million in capital contributions to National Integrity. The capital contributions were in the form of bonds having an amortized value of $25.3 million and a market value at the date of transfer of approximately $25.9 million and $30.0 million in cash. The Company paid no dividends during 2002 or 2001.

W&S performs certain administrative and special services for the Company to assist with its business operations. These services include tax compliance and reporting, payroll functions, administrative support services, and investment functions. During 2002, the Company paid $0.4 million and $1.2 million to W&S and Ft. Washington (a subsidiary of W&S), respectively, and received $9.9 million from National Integrity relating to these services. During 2001, the Company paid $0.3 million and $0.9 million to W&S and Ft. Washington, respectively, and received $8.5 million from National Integrity related to these services. The charges for services are considered reasonable and in accordance with the requirements of applicable insurance law and regulations.

At December 31, 2002, the Company had amounts of $31.1 million, $4.3 million and $0.4 million due from W&S, National Integrity and Touchstone Securities, Inc. ("Touchstone"), respectively. Touchstone is an indirect wholly owned subsidiary of the Company's parent, W&S. At December 31, 2001, the Company had amounts due from National Integrity of $2.4 million, and amounts due to W&S and Touchstone of $0.1 million and $0.4 million, respectively. These amounts are generally settled on a monthly basis.

The Company participates in a short-term investment pool with W&S and its other affiliates. Of the $31.1 million due from W&S at December 31, 2002, $32.5 million relates to the Company's investment in this short-term investment pool and an amount due to W&S of $1.4 million relates to charges for certain administrative and special services described above. Additionally, certain portfolios in the Company's separate accounts participated in the short-term investment pool. At December 31, 2002, there was $60.2 million in the short-term investment pool, which is reported as separate account assets.

The Company has not guaranteed any obligation of its affiliates as of December 31, 2002.

J. COMMITMENTS AND CONTINGENCIES

The Company is assessed amounts by the state guaranty funds to cover losses to policyholders of insolvent or rehabilitated insurance companies. At December 31, 2002 and 2001, the Company had an estimated accrued liability of $3.6 million, for future guaranty fund assessments.

Various lawsuits against the Company have arisen in the course of the Company's business. Contingent liabilities arising from litigation, income taxes and other matters are not considered material in relation to the financial position of the Company.

K. ANNUITY RESERVES

At December 31, 2002, the Company's general and separate account annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:


                                                                            AMOUNT           PERCENT
                                                                       ------------------------------------
                                                                       (IN THOUSANDS)
Subject to discretionary withdrawal (with adjustment):
   With market value adjustment                                           $     947,506          31.8%
   At book value less surrender charge of 5% or more                            176,541           5.9%
   At market value                                                              696,712          23.4%
                                                                       ------------------------------------
Total with adjustment or at market value                                      1,820,759          61.1%
Subject to discretionary withdrawal (without adjustment) at book
   value with minimal or no charge or adjustment                                540,004          18.1%
Not subject to discretionary withdrawal                                         618,834          20.8%
                                                                       ------------------------------------
Total annuity reserves and deposit fund liabilities (before
   reinsurance)                                                               2,979,597           100%
                                                                                         ===================
Less reinsurance ceded                                                           15,494
                                                                       ------------------
Net annuity reserves and deposit fund liabilities                         $   2,964,103
                                                                       ==================

L. SEPARATE ACCOUNTS

The Company's guaranteed separate accounts include indexed products (i.e. equity-indexed annuities) and non-indexed products and options (i.e. guaranteed rate options and systematic transfer options). The guaranteed rate options are sold as a fixed annuity product or as an investment option within the Company's variable annuity. These options carry a minimum interest guarantee based on the guarantee period selected by the policyholder. The fixed annuity products currently offered generally provide a death benefit equal to the account value, with one product offering an optional death benefit ranging from 25% to 40% of the gain in the contract. The fixed investment options currently offered within the Company's variable annuity products provide the death benefits listed below for variable annuities. The Company's equity-indexed annuities provide participation in the S&P 500 Price Index.

The Company's nonguaranteed separate accounts primarily include variable annuities. The net investment experience of variable annuities is credited directly to the policyholder and can be positive or negative. Variable annuities include minimum guaranteed death benefits that vary by product and include optional death benefits available on some products. The death benefits currently offered by the Company include the following: account value, return of premium paid, a death benefit that is adjusted after 7 years to the current account value, a death benefit that is adjusted periodically to the current account value, a death benefit of premium accumulated at 5% annually up to a maximum of 200% of premium, and an additional death benefit ranging from 25% to 40% of the gain in the contract Assets held in separate accounts are carried at estimated fair values.

Information regarding the separate accounts of the Company as of and for the year ended December 31, 2002 is as follows:


                                  SEPARATE ACCOUNTS WITH GUARANTEES
                         -----------------------------------------------------
                              INDEXED        NONINDEXED
                                           GUARANTEED LESS      NONINDEXED
                                           THAN / EQUAL TO    GUARANTEED MORE    NONGUARANTEED
                                                 4%             THAN 4%         SEPARATE ACCOUNTS     TOTAL
                         -----------------------------------------------------------------------------------------
                                                              (IN THOUSANDS)
Premiums, deposits and
   other considerations     $          63    $     104,034    $     282,548     $      89,127      $     475,772
                         =========================================================================================
Reserves for separate
   accounts with assets
   at fair value            $      60,777    $     158,782    $     807,276     $     709,222      $   1,736,057
                         =========================================================================================
Reserves for separate
     accounts by
     withdrawal
    characteristics:
     Subject to
      discretionary
        withdrawal (with
          adjustment):
         With market
           adjustment       $      39,880    $     158,782    $     748,844     $           -      $     947,506
         At book value
           without
           market value
           adjustment
           and with
           current
           surrender
           charge of 5%
           or more                      -                -           58,432                 -             58,432
         At market value                -                -                -           709,222            709,222
                         -----------------------------------------------------------------------------------------
     Total with
       adjustment or at
       market value                39,880          158,782          807,276           709,222          1,715,160
     Not subject to
       discretionary
       withdrawal                  20,897                -                -                 -             20,897
                         -----------------------------------------------------------------------------------------
Total separate accounts
   reserves                 $      60,777    $     158,782    $     807,276     $     709,222      $   1,736,057
                         =========================================================================================

Amounts transferred to and from the separate accounts as reported in the Summary of Operations of the Separate Accounts for the year ended December 31, 2002 are as follows:


                                  SEPARATE ACCOUNTS WITH GUARANTEES
                         ----------------------------------------------------------------------------------------
                                             NONINDEXED
                                           GUARANTEED LESS    NONINDEXED
                                           THAN / EQUAL TO  GUARANTEED MORE     NONGUARANTEED
                              INDEXED            4%             THAN 4%       SEPARATE ACCOUNTS      TOTAL
                         ----------------------------------------------------------------------------------------
                                                             (IN THOUSANDS)
Transfers to Separate
   Accounts                 $          63    $     104,034    $     283,647     $      90,145      $     477,889
Transfers from Separate
   Accounts                        35,767          (59,214)         161,712           128,820            267,085
                         ----------------------------------------------------------------------------------------
Net transfers to (from)
   Separate Accounts        $     (35,704)   $     163,248    $     121,935     $     (38,675)     $     210,804
                         ========================================================================================

A reconciliation of the amounts transferred to and from the separate accounts for the year ended December 31, 2002 is presented below:

                                                                                               2002
                                                                                        -------------------
                                                                                          (IN THOUSANDS)
Transfers as reported in the Summary of Operations of the Separate
 Accounts Statement:
     Transfers to separate accounts                                                        $     477,889
     Transfers from separate accounts                                                           (267,085)
                                                                                        -------------------
Net transfers to separate accounts                                                               210,804

Reconciling adjustments:
Policy deductions and other expense reported as other revenues                                     2,743
Other changes in surplus in separate account statement                                             8,858
                                                                                        -------------------
Transfers as reported in the Summary of Operations                                         $     222,405
                                                                                        ===================

M. DIRECT PREMIUMS WRITTEN BY MANAGING GENERAL AGENTS/THIRD PARTY ADMINISTRATORS

The Company issued business through the following managing general agents in 2002:

       NAME AND ADDRESS              EIN          EXCLUSIVE    TYPE OF BUSINESS    AUTHORITY        TOTAL
                                                   CONTRACT         WRITTEN         GRANTED    PREMIUMS WRITTEN
----------------------------------------------------------------------------------------------------------------
Signature Financial Services
550 Pinetown Rd., Suite 208      ###-##-####          No        Fixed Annuities      Writing       $45,135,624
Ft. Washington, PA 19034                                                             premium
----------------------------------------------------------------------------------------------------------------
Ann Arbor Annuity Exchange
45 Research Drive                 38-2929874          No        Fixed Annuities      None          $16,769,474
Ann Arbor, MI 48103
----------------------------------------------------------------------------------------------------------------
Clarke Financial Group
17780 Fitch, Suite 230            33-0862818          No        Fixed Annuities      None          $12,503,882
Irvine, CA  92614


The aggregate remaining premiums written by other managing general agents for 2002 was $42,523,088.

N. OTHER ITEMS

SUBSEQUENT EVENTS (UNAUDITED)

On March 27, 2003, the Company made a $25.0 million capital contribution to National Integrity.

                                     PART C

                                OTHER INFORMATION

ITEM 24.   FINANCIAL STATEMENTS AND EXHIBITS

(a)        FINANCIAL STATEMENTS INCLUDED IN PART A:

           Section 1 - Condensed Financial Information for the Portfolios

           FINANCIAL STATEMENTS INCLUDED IN PART B:

           INTEGRITY LIFE SEPARATE ACCOUNT I:

           Report of Independent Auditors
           Statements of Assets and Liabilities as of December 31, 2002 Statement of Operations for the Year Ended December 31, 2002 Statements of Changes in Net Assets for the Years Ended December 31, 2002 and 2001
           Notes to Financial Statements

           INTEGRITY LIFE INSURANCE COMPANY:

           Report of Independent Auditors
           Balance Sheets (Statutory Basis) as of December 31, 2002 and 2001 Statements of Income (Statutory Basis) for the Years Ended December 31, 2002 and 2001
           Statements of Changes in Capital and Surplus (Statutory Basis) for the Years Ended December 31, 2002 and 2001
           Statements of Cash Flows (Statutory Basis) for the Years Ended December 31, 2002 and 2001
           Notes to Financial Statements (Statutory Basis)

(b)        EXHIBITS:

           The following exhibits are filed herewith:

           1. Resolutions of the Board of Directors of Integrity Life Insurance Company (INTEGRITY) authorizing the establishment of Separate Account I, the Registrant. Incorporated by reference from Registrant's Form N-4 registration statement (File No. 33-8903), filed on September 19, 1986.

           2.       Not applicable.

           3.(a) Form of Selling/General Agent Agreement between Integrity and broker dealers. Incorporated by reference from post-effective amendment no. 5 to Registrant's Form N-4 registration statement (File No. 33-8903), filed on February 28, 1992.

           3.(b) Form of Variable Contract Principal Underwriter Agreement with Touchstone Securities, Inc. ("Touchstone Securities"). Incorporated by reference from Post Effective Amendment No.5 to Registrant's Form N-4 registration statement (File No. 33-56654) filed May 1, 2000.

           4.(a) Form of trust agreement. Incorporated by reference from Registrant's Form N-4 registration statement (File No. 33-51268), filed on August 24, 1992.

           4.(b) Form of group variable annuity contract. Incorporated by reference from pre-effective amendment no. 1 to Registrant's Form N-4 registration statement (File No. 33-51268), filed on November 9, 1992.

           4.(c) Form of variable annuity certificate. Incorporated by reference from Registrant's Form S-1 registration statement (File No. 33-51270), filed on August 24, 1992.

           4.(d) Forms of riders to certificate for qualified plans. Incorporated by reference from pre-effective amendment no. 1 to Registrant's Form N-4 registration statement (File No. 33-51268), filed on November 9, 1992.

           4.(e) Form of individual variable annuity contract. Incorporated by reference to pre-effective amendment no. 1 to Registrant's Form S-1 registration statement (File No. 33-51270), filed on November 10, 1992.

           4.(f) Form of rider for use in certain states eliminating the Guarantee Period Options. Incorporated by reference to Registrant's Form N-4 registration statement filed on December 31, 1992.

           4.(g) Alternate form of variable annuity contract for use in certain states. Incorporated by reference from Registrant's Form N-4 registration statement (File No. 33-56654), filed on May 1, 1996.

           5. Form of application. Incorporated by reference to Form N-4 registration statement (File No. 33-56658), filed on December 31, 1992.

           6.(a) Certificate of Incorporation of Integrity. Incorporated by reference to post-effective amendment no. 4 to Registrant's Form N-4 registration statement (File No. 33-56654), filed on April 28, 1995.

           6.(b) By-Laws of Integrity. Incorporated by reference to post-effective amendment no. 4 to Registrant's Form N-4 registration statement (File No. 33-56654), filed on April 28, 1995.

           7. Reinsurance Agreement between Integrity and Connecticut General Life Insurance Company (CIGNA) effective January 1, 1995. Incorporated by reference from Registrant's Form N-4 registration statement (File No. 33-56654), filed on May 1, 1996.

           8.(a) Participation Agreement Among Variable Insurance Products Fund, Fidelity Distributors Corporation ("FDC") and Integrity, dated November 20, 1990. Incorporated by reference from post-effective amendment no. 5 to Registrant's Form N-4 registration statement (File No. 33-8903), filed on February 28, 1992.

           8.(b) Participation Agreement Among Variable Insurance Products Fund II, FDC and Integrity, dated November 20, 1990. Incorporated by reference from post-effective amendment no. 5 to Registrant's Form N-4 registration statement (File No. 33-8903), filed on February 28, 1992.

           8.(c) Amendment No. 1 to Participation Agreements Among Variable Insurance Products Fund, Variable Insurance Products Fund II, FDC, and Integrity. Incorporated by reference from Registrant's Form N-4 registration statement (File No. 33-56654), filed on May 1, 1996.

           8.(d) Form of Participation Agreement Among Variable Insurance Products Fund III, FDC and Integrity, dated February 1, 1997. Incorporated by reference from Registrant's Form N-4 registration statement (File No. 33-56658), filed on May 1, 1997.

           8.(e) Form of participation Agreement among The Legends Funds, Inc. (formerly known as the Integrity Series Fund, Inc.) Touchstone Securities, Inc. (successor in interest to Integrity Financial Services, Inc.) and Integrity, incorporated by reference to Registrant's registration statement on Form N-4 (File No. 33-51268) filed August 24, 1992.

           8.(f) Form of Participation Agreement among Putnam Variable Trust, Putnam Mutual Fund Corp., Touchstone Securities, Inc. and Integrity, incorporated by reference to Registrant's registration statement on Form N-4 (File No. 33-44876) file November 13, 2000.

           8.(g) Form of Participation Agreement among Van Kampen Funds, Inc., Touchstone Securities, Inc. and Integrity, incorporated by reference to Registrant's registration statement on Form N-4 (File No. 33-44876) filed November 13, 2000.

           8.(h) Form of Participation Agreement among Touchstone Variable Series Trust, Touchstone Securities, Inc. and Integrity incorporated by reference to Registrant's registration statement on Form N-4 (File No. 333-44876) filed May 1, 2001.

           8.(I) Form of Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Touchstone Securities, Inc. and Integrity Life Insurance Company incorporated by reference to Registrant's registration statement on Form N-4 (File No. 333-44876) filed December 30, 2002.

           9.       Not Applicable.

           10.      Consent of Ernst and Young

           11.      Not applicable.

           12.      Not applicable.

           13. Schedule for computation of performance quotations. Incorporated by reference from Registrant's Form N-4 registration statement (File No. 33-56654), filed on May 1, 1996.

ITEM 25.   DIRECTORS AND OFFICERS OF THE DEPOSITOR

           Set forth below is information regarding the directors and principal officers of Integrity, the Depositor.

DIRECTORS:

NAME AND PRINCIPAL BUSINESS ADDRESS                POSITION AND OFFICES WITH DEPOSITOR
-----------------------------------                -----------------------------------
John F. Barrett(2)                                 Director

Dennis L. Carr(1)                                  Director, Executive Vice President & Chief Actuary

John R. Lindholm(1)                                Director, President & CEO

Robert L. Walker(2)                                Director

William J. Williams(2)                             Director

Donald J. Wuebbling(2)                             Director

OFFICERS

NAME AND PRINCIPAL BUSINESS ADDRESS                POSITION AND OFFICES WITH DEPOSITOR
-----------------------------------                -----------------------------------
John F. Barrett(2)                                 Chairman of the Board

John R. Lindholm(1)                                President & CEO

Dennis L. Carr(1)                                  Executive Vice President & Chief Actuary

James G. Kaiser                                    Executive Vice President
333 Ludlow Street, Stamford, Connecticut 06902

Don W. Cummings(1)                                 Senior Vice President & Chief Financial Officer

William F. Ledwin(1)                               Senior Vice President & Chief Investment Officer

David Anders(1)                                    Senior Vice President, Broker-Dealer Distribution

William H. Guth(1)                                 Senior Vice President

Edward J. Haines(1)                                Senior Vice President

Kevin L. Howard(1)                                 Senior Vice President

Jill R. Keinsley(1)                                Senior Vice President

Kenneth A. Palmer(1)                               Senior Vice President, Producer & Client Services

Sundeep Dronawat(1)                                Vice President, E-Commerce

Jane E. Atkinson(1)                                Vice President, Business Process Integration

Laurel Durham(1)                                   Director of National Accounts

David G. Ennis(2)                                  Vice President, Auditor

Phillip E. King(1)                                 Vice President

Paul M. Kruth(1)                                   Vice President of Sales, Independent Channel

Barry P. Meyers(1)                                 Vice President, Business Development

Mark W. Murphy(1)                                  Vice President

Gerald Rusnak(1)                                   Vice President, Process and Operation Enhancement

Richard K. Taulbee(2)                              Vice President, Taxes

James J. Vance(2)                                  Vice President & Treasurer

M. Lisa Cooper(1)                                  Product Compliance Officer

Donna M. South(1)                                  Administrative Officer

David L. DiMartino(1)                              Managing Actuary

Denward Chung(1)                                   Managing Actuary

Michael W. Collier(1)                              Director of New Business

Steve Eggenspillar(1)                              Director, Agent Licensing & Commissions

Patty Tackett(1)                                   Manager, National Accounts

Joseph F. Vap(1)                                   Director, Financial Operations

Edward J. Babbitt(2)                               Secretary

Meredith Hettinger(1)                              Assistant Secretary

Robert F. Morand(2)                                Assistant Secretary

Lee Ann Gaydosh(1)                                 Assistant Secretary

G. Stephen Wastek(1)                               Assistant Secretary

Jeffery D. Meek(2)                                 Assistant Treasurer

Heather G. Napier(2)                               Assistant Treasurer

Thomas M. Barth(2)                                 Assistant Treasurer

Elaine M. Reuss(2)                                 Assistant Treasurer

Timothy D. Speed(2)                                Assistant Treasurer

(1)  Principal Business Address: 515 West Market Street, Louisville, Kentucky
     40202
(2)  Principal Business Address: 400 Broadway, Cincinnati, Ohio 45202

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH INTEGRITY OR REGISTRANT

The Western and Southern Life Insurance Company ("WSLIC"); Ohio corporation

     Western-Southern Life Assurance Company ("WSLAC"); Ohio corporation; 100% owned by WSLIC

          Courtyard Nursing Care, Inc.; Ohio corporation; 100% owned by WSLAC;
               ownership and operation of real estate.

          IFS Financial Services, Inc. ("IFS"); Ohio corporation; 100% owned by
               WSLAC; development and marketing of financial products for distribution through financial institutions.

               IFS Systems, Inc.; Delaware corporation; 100% owned by IFS;
                    development, marketing and support of software systems.

               IFS Insurance Agency, Inc.; Ohio corporation; 99% owned by IFS,
                    1% owned by William F. Ledwin; general insurance agency.

               Touchstone Securities, Inc.; Nebraska corporation; 100% owned by
                    IFS; securities broker-dealer.

               Touchstone Advisors, Inc.; Ohio corporation; 100% owned by IFS;
                    registered investment adviser.

               IFS Agency Services, Inc.; Pennsylvania corporation; 100% owned by IFS; general insurance agency.

               IFS Agency, Inc.; Texas corporation; 100% owned by an individual;
                    general insurance agency.

               IFS General Agency, Inc.; Pennsylvania corporation; 100% owned by William F. Ledwin; general insurance agency.

               Ft. Washington Brokerage Services, Inc.; Ohio corporation; 100%
                    owned by IFS Financial Services, Inc.; registered investment advisor and broker dealer.

               IFS Fund Distributors, Inc.; Ohio corporation; 100% owned by IFS
                    Financial Services, Inc.; registered broker dealer

               Integrated Fund Services, Inc.; Ohio corporation; 100% owned by
                    IFS Financial Services, Inc; registered transfer agent.

               Integrity Life Insurance Company; Ohio corporation; 100% owned by
                    WSLIC.

                    National Integrity Life Insurance Company; New York
                         corporation; 100% owned by Integrity Life Insurance Company.

               Seasons Congregate Living, Inc.; Ohio corporation; 100% owned by
                    WSLIC; ownership and operation of real estate.

               Latitudes at the Moors, Inc.; Florida corporation; 100% owned by
                    WSLIC; ownership and operation of real estate.

               WestAd Inc.; Ohio corporation; 100% owned by WSLIC, general advertising, book-selling and publishing.

               Fort Washington Investment Advisors, Inc.; Ohio corporation; 100%
                    owned by WSLIC; registered investment adviser.

                    Todd Investment Advisors, Inc.; Kentucky corporation; 100%
                         owned by Fort Washington Investment Advisors, Inc.; registered investment adviser.

               Columbus Life Insurance Company; Ohio corporation; 100% owned by
                    WSLIC; insurance.

                    Colmain Properties, Inc.; Ohio corporation; 100% owned by
                         Columbus Life Insurance Company; acquiring, owning, managing, leasing, selling real estate.

                         Colpick, Inc.; Ohio corporation; 100% owned by Colmain
                              Properties, Inc.; acquiring, owning, managing, leasing and selling real estate.

                    CAI Holding Company, Inc.; Ohio corporation; 100% owned by
                         Columbus Life Insurance Company; holding company.

                         Capital Analysts Incorporated; Delaware corporation;
                              100% owned by CAI Holding Company; securities broker-dealer and registered investment advisor.

                         Capital Analysts Agency, Inc.; Ohio corporation; 99%
                              owned by Capital Analysts Incorporated, 1% owned by William F. Ledwin; general insurance agency.

                         Capital Analysts Agency, Inc.; Texas corporation; 100%
                              owned by an individual who is a resident of Texas, but under contractual association with Capital Analysts Incorporated; general insurance agency.

                         Capital Analysts Insurance Agency, Inc.; Massachusetts
                              corporation; 100% owned by Capital Analysts
                              Incorporated; general insurance agency.

                    CLIC Company I; Delaware corporation; 100% owned by Columbus
                         Life Insurance Company; holding company.

                    CLIC Company II; Delaware corporation; 100% owned by
                         Columbus Life Insurance Company; holding company.

               Eagle Properties, Inc.; Ohio corporation; 100% owned by WSLIC;
                    ownership, development and management of real estate.

                    Seasons Management Company; Ohio corporation; 100 % owned by
                         Eagle Properties, Inc.; management of real estate.

               Waslic Company II; Delaware corporation; 100% owned by WSLIC;
                    holding company.

               WestTax, Inc.; Ohio corporation, 100% owned by WSLIC; preparation and electronic filing of tax returns.

               Florida Outlet Marts, Inc.; Florida corporation; 100% owned by
                    WSLIC; ownership and operation of real estate.

               AM Concepts Inc.; Delaware corporation, 100% owned by WSLIC;
                    venture capital investment in companies engaged in alternative marketing of financial products.

               Western-Southern Agency, Inc.; Ohio corporation; 99% owned by
                    WSLIC; 1% owned by William F. Ledwin; general insurance agency.

               Western-Southern Agency Services, Inc.; Pennsylvania corporation;
                    100% owned by WSLIC; general insurance agency.

               W-S Agency of Texas, Inc.; Texas corporation; 100% owned by an individual; general insurance agency.

ITEM 27.   NUMBER OF CONTRACT OWNERS

           As of July 1, 2003 there were 11,928 contract owners of Separate Account I of Integrity.

ITEM 28.   INDEMNIFICATION

BY-LAWS OF INTEGRITY. Integrity's By-Laws provide, in Article V, as follows:

           Section 5.1 INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND INCORPORATORS. To the extent permitted by the laws of the State of Ohio, subject to all applicable requirements thereof:

           (a) The Corporation shall indemnify or agree to indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action, suit, r proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the Corporation, by reason of the fact that he is or was a Director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a Director, trustee, officer, employee, or agent of another corporation, domestic or foreign, non-profit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees ,judgements, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

           (b) The Corporation shall indemnify or agree to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a Director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, trustee, officer, employee, or agent of another corporation, domestic or foreign, non-profit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made in respect to any of the following:

                    (1) Any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless, and only to the extent the court of common pleas or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

                    (2) Any action of suit in which the only liability asserted against a Director is pursuant to Section 1701.95 of the Ohio Revised Code.

           (c) To the extent that a Director, trustee, officer, employee, or agent has been successful in the merits or otherwise in defense of any action, suit, or proceeding referred to in division (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the action, suit, or proceeding.

           (d) Any indemnification under divisions (a) and (b) of this Article, unless ordered by a court, shall be made by the Corporation only as authorized in the specific case upon the determination that indemnification of the Director, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in divisions (a) and (b) of this Article. Such determination shall be made as follows:

                    (1) By a majority vote of a quorum consisting of Directors of the Corporation who were not and are not parties to or threatened with any such action, suit, or proceeding;

                    (2) If the quorum described in division (d)(1) of this
Article is not obtainable or if a majority vote of a quorum of disinterested Directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the Corporation or any person to be indemnified within the past five years;

                    (3) By the Shareholders; or

                    (4) By the court of common pleas or the court in which such action, suit or proceeding was brought.

                    Any determination made by the disinterested Directors under Article (d)(1) or by independent legal counsel under Article (d)(2) shall be promptly communicated to the person who threatened or brought the action or suit by in the right of the Corporation under
           (b) of this Article, and within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

           (e)(1) Expenses, including attorney's fees, incurred by a Director in defending the action, suit, or proceeding shall be paid by the Corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding upon receipt of an undertaking by or on behalf of the Director in which he agrees to do both of the following:

                    (i) Repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the Corporation or undertaken with reckless disregard for the best interests of the Corporation;

                    (ii) Reasonably cooperate with the Corporation concerning the action, suit or proceeding.

           (2) Expenses, including attorney's fees, incurred by a Director, officer, employee, or agent in defending any action, suit, or proceeding referred to in divisions (a) and (b) of this Article, may be paid by the Corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding as authorized by the Directors in the specific case upon receipt of an undertaking by or on behalf of the Director, officer, employee, or agent to repay such amount, if it ultimately is determined that he is not entitled to be indemnified by the Corporation.

           (f) The indemnification authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the Articles or the Regulations for any agreement, vote of Shareholders or disinterested Directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

           (g) The Corporation may purchase and maintain insurance or furnish similar protection, including but not limited to trust funds, letters of credit, or self insurance, on behalf of or for any person who is or was a Director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee, or agent of another corporation, domestic or foreign, non-profit or for profit, partnership, joint venture, trust, or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under this section. Insurance may be purchased from or maintained with a person in which the Corporation has a financial interest.

ITEM 29.   PRINCIPAL UNDERWRITERS

(a) Touchstone Securities is the principal underwriter for Separate Account I. Touchstone Securities also serves as an underwriter for the contracts issued under Integrity's Separate Accounts II, VUL and Ten; National Integrity Life Insurance Company's Separate Accounts I, II, and VUL; contracts issued under Western-Southern Life Assurance Company's Separate Accounts 1 and 2; The Legends Fund, Inc.; and for the shares of several series (Funds) of Touchstone Series Trust (formerly Select Advisors Trust A), Touchstone Strategic Trust, Touchstone Investment Trust and Touchstone Tax-Free Trust; each of which is affiliated with the Depositor. Integrity is the Depositor of Separate Accounts I, II, Ten and VUL.

(b) The names and business addresses of the officers and directors of, and their positions with, Touchstone Securities are as follows:

DIRECTORS:

NAME AND PRINCIPAL BUSINESS ADDRESS     POSITION AND OFFICES WITH TOUCHSTONE SECURITIES
-----------------------------------     -----------------------------------------------
James N. Clark(1)                       Director

Jill T. McGruder(3)                     Director, Chief Executive Officer and President

Edward S. Heenan(1)                     Director and Controller

William F. Ledwin(1)                    Director

Donald J. Wuebbling(1)                  Director

OFFICERS:

Jill T McGruder(3)                      President and CEO

Richard K. Taulbee(1)                   Vice President

Robert F. Morand(1)                     Secretary

Patricia Wilson(1)                      Chief Compliance Officer

Edward S. Heenan(1)                     Controller

James J. Vance(1)                       Vice President and Treasurer

Robert F. Morand(1)                     Secretary

Terrie A. Wiedenheft(3)                 Chief Financial Officer

Don W. Cummings(2)                      Vice President

Elaine M. Reuss(1)                      Assistant Treasurer

Jospeh Vap(2)                           Assistant Treasurer

David L. Anders(2)                      Assistant Vice President

Laurel S. Durham(2)                     Assistant Vice President

Lisa C. Heffley(2)                      Assistant Vice President

Patricia L. Tackett(2)                  Assistant Vice President

Mark Murphy(2)                          Assistant Vice President

(1) Principal Business Address: 400 Broadway, Cincinnati, Ohio 45202
(2) Principal Business Address: 515 W. Market St. Louisville, Kentucky 40241
(3) Principal Business Address: 221 East Fourth St., Suite 300, Cincinnati, Ohio 45202

(c)        Not applicable.

ITEM 30.   LOCATION OF ACCOUNTS AND RECORDS

           The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by Integrity at 515 West Market Street, Louisville, Kentucky 40202.

ITEM 31.   MANAGEMENT SERVICES

There are currently no management-related services provided to the Registrant.

ITEM 32.   UNDERTAKINGS

The Registrant hereby undertakes:

(a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

(b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

Integrity represents that the aggregate charges under variable annuity contracts described in this Registration Statement are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Integrity.

                                   SIGNATURES

 As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and the Depositor certify that they meet all of the requirements for effectiveness of this post-effective amendment to their Registration Statement pursuant to Rule 485 under the Securities Act of 1933 and have duly caused this amendment to the Registration Statement to be signed on their behalf, in the City of Louisville and State of Kentucky on this 11th day of July, 2003.

                              SEPARATE ACCOUNT I OF
                        INTEGRITY LIFE INSURANCE COMPANY
                                  (Registrant)

                      By: Integrity Life Insurance Company
                                   (Depositor)


                             By:/s/ John R. Lindholm
                                John R. Lindholm
                                 President & CEO


                        INTEGRITY LIFE INSURANCE COMPANY
                                   (Depositor)


                            By: /s/ John R. Lindholm
                                John R. Lindholm
                                 President & CEO

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor has duly caused this amendment to the Registration Statement to be signed on its behalf, in the City of Louisville and State of Kentucky on this 11th day of July, 2003.

                        INTEGRITY LIFE INSURANCE COMPANY
                                   (Depositor)


                            By: /s/ John R. Lindholm
                                John R. Lindholm
                                 President & CEO

As required by the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.


PRINCIPAL EXECUTIVE OFFICER:  /s/ John R. Lindholm
                              John R. Lindholm, President & CEO
                              Date: 7/11/2003


PRINCIPAL FINANCIAL OFFICER:  /s/ Don W. Cummings
                              Don Cummings, Senior Vice President and
                              Chief Financial Officer
                              Date: 7/11/2003


PRINCIPAL ACCOUNTING OFFICER: /s/ Joseph F. Vap
                              Joseph F. Vap, Director, Financial Operations
                              Date: 7/11/2003

DIRECTORS:


/s/ John F. Barrett                                /s/ William J. Williams
John F. Barrett                                    William J. Williams
Date: 7/11/2003                                    Date: 7/11/2003


/s/ Dennis L. Carr                                 /s/ Donald J. Wuebbling
Dennis L. Carr                                     Donald J. Wuebbling
Date: 7/11/2003                                    Date: 7/11/2003


/s/ John R. Lindholm
John R. Lindholm
Date: 7/11/2003


/s/ Robert L. Walker
Robert L. Walker
Date: 7/11/2003

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                                  EXHIBIT INDEX

EXHIBIT NUMBER

10.                      Consent of Ernst and Young

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